Form 20-F
period 2002-06-30
AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LTD
filed 2002-12-27
CIK 1023626

As filed with the Securities and Exchange Commission on December 27, 2002	Registration No. 333-5650

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
|__|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

| X |	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2002
|__|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-5650
AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
(Exact name of Registrant as specified in its charter)
JERSEY, CHANNEL ISLANDS
(Jurisdiction of incorporation or organization)
Forum House
Grenville Street
St. Helier, Jersey
JE2 4UF Channel Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
(Title of Class)

ALPS 96-1 Pass Through Trust $245,673,000 Class A Pass Through Certificates, Series A

ALPS 96-1 Pass Through Trust $56,868,750 Class B Pass Through Certificates, Series A

ALPS 96-1 Pass Through Trust $50,044,500 Class C Pass Through Certificates, Series A

ALPS 96-1 Pass Through Trust $40,945,500 Class D Pass Through Certificates, Series A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report.
                                             Shares, $1 par value........................................................................... 10
         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes | X | No |__|

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |__| Item 18 | X |

TABLE OF CONTENTS
                                                                          Page
                                                                          ----
Introduction
            Definitions and Technical Terms.......................           1
            Forward-Looking Statements............................           1
            Certain Information...................................           1

Part I      Item 1.  Identity of Directors, Senior Management and Advisors   1
                     A. Directors and Senior Management...........Not applicable
                     B. Advisors..................................Not applicable
                     C. Auditors..................................Not applicable

            Item 2.  Offer Statistics and Expected Timetable......           2
                     A. Offer Statistics..........................Not applicable
                     B. Method and Expected Timetable.............Not applicable

            Item 3.  Key Information..............................           2
                     A. Selected Financial Data...................           2
                     B. Capitalization and Indebtedness...........Not applicable
                     C. Reasons for the Offer and Use of Proceeds.Not applicable

            Item 5.  Operating and Financial Review and Prospects.          35
                     A. Operating Results.........................          35
                     B. Liquidity and Capital Resources...........          44
                     C. Research and Development, Patents and Licenses
Not applicable

            Item 7.  Major Shareholders and Related Party Transactions      54
                     A. Major Shareholders........................          54
                     B. Related Party Transactions................          55
                     C. Interests of Experts and Counsel..........Not applicable

            Item 8.  Financial Information........................          55
                     A. Consolidated Statements and Other Financial
                        Information...............................          55
                     B. Significant Changes.......................          55

            Item 9.  The Listing..................................          55

I

                     A. Listing Details...........................          55
                     B. Plan of Distribution......................Not applicable
                     C. Markets...................................          55
                     D. Selling Shareholders......................Not applicable
                     E. Dilution..................................Not applicable
                     F. Expenses of the Issue.....................Not applicable

            Item 10.    Additional Information....................          56
                     A. Share Capital.............................Not applicable

                     F. Dividends and Paying Agents...............Not applicable
                     G. Statement by Experts......................Not applicable
                     H. Documents on Display......................          61
                     I. Subsidiary Information....................Not applicable

            Item 11.    Quantitative and Qualitative Disclosures
                        about Market Risks........................          61

            Item 12.    Description of Securities other than
                        Equity Securities.........................Not applicable

Part II     Item 13.    Defaults, Dividend Arrearages and Delinquencies     63

            Item 14.    Material Modifications to the rights of Security
                        Holders and use of Proceeds...............          65

            Item 15. .............................................Not applicable

            Item 16. .............................................Not applicable

Part III    Item 17. .............................................Not applicable

II

        INTRODUCTION

         Definitions and Technical Terms

        This annual report on Form 20-F uses defined terms and technical terms. Definitions for these terms can be found on pages 66 to 72 of this annual report.

         Forward-Looking Statements

        This annual report contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, without limitation, the information contained in this annual report under “Item 3 - Key Information – Risk Factors,” “Item 4 - Information on the Company” and “Item 5 - Operating and Financial Review and Prospects.”

         Certain Information

        Aircraft Lease Portfolio Securitisation 92-1 Limited was incorporated in Jersey on May 13, 1992 (registered number 52674) as a private limited company under the laws of Jersey and became a public limited company pursuant to a special resolution passed on June 15, 1992. As used in this annual report on Form 20-F, “we,” “us,” “our” and the “Company” refer to Aircraft Lease Portfolio Securitisation 92-1 Limited and its subsidiaries, except where it is clear that such terms mean only Aircraft Lease Portfolio Securitisation 92-1 Limited, and “you” and “your” refer to the holders of Notes.

        In this annual report, references to “United States” are to the United States of America and references to “U.S. dollars,” “$” or “U.S. $” or “U.S.D” are to United States dollars.

         PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management Not Applicable.

B.	Advisors Not Applicable.

C.	Auditors Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics Not Applicable.

B.	Method and Expected Timetable Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

        The following table summarizes selected consolidated financial data and operating information of the Company drawn from our audited financial statements. The financial statements for each of the fiscal years ended June 30, 1998 through 2002 have been prepared in accordance with U.S. GAAP and audited by KPMG, independent chartered accountants. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto and “Item 5 – Operating and Financial Review and Prospects - Operating Results.”

Selected Consolidated Financial Data and Operations Information

                                                  FISCAL YEAR ENDED (1)
                                    June 30    June 30   June 30   June 30  June 30,
                                      2002       2001      2000      1999     1998
OPERATIONS STATEMENT DATA:
Lease Revenue - Aircraft Leasing    $32,605    $37,948   $43,087   $47,373   $47,972
Gain/(Loss) on sale of Aircraft           -          -       284    (1,905)        -
                                    --------  ---------  --------  -------- --------
Net Revenue                          32,605     37,948    43,371    45,468    47,972
Net Expenses                        (63,370)   (90,984)  (52,680)  (52,993)  (59,286)
                                    --------  ---------  --------  -------- --------
Loss before taxes                   (30,765)   (53,036)   (9,309)   (7,525)  (11,314)
Taxes                                   (24)       (20)      (20)      (20)      (15)
Dividend                                  -          -         -         -        (2)
                                    --------  ---------  --------  -------- --------
Net Loss                           $(30,789)  $(53,056)  $(9,329)  $(7,545) $(11,331)
                                    --------  ---------  --------  -------- --------

BALANCE SHEET DATA:
Total assets                       $254,987   $291,244  $340,876  $380,849  $405,694
Total liabilities                  $388,273   $393,741  $390,317  $420,961  $438,261
Shareholders' deficit             $(133,286) $(102,497) ($49,441) $(40,112) $(32,567)
OTHER DATA
Aircraft owned at period end             11         11        11        13        13

______________________
(1)   All dollar amounts are listed in thousands.

B.	Capitalization and Indebtedness Not Applicable.

C.	Reasons for the Offer and Use of Proceeds Not Applicable.

D.	Risk Factors

        The following summarizes certain risks which may materially affect our ability to pay interest, principal and premium, if any, on the Notes in full at or before their respective final maturity dates.

        The risks and uncertainties described below are not the only ones facing our company. Additional risks and liabilities that we are not aware of at present, or that we believe today are immaterial, may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. If any of the following risks actually occur, we may not be able to make the required payments on the Notes.

        Recent Developments

        Continued negative trends caused by the depression in the aviation industry have adversely affected our lessees and our ability to sell and lease aircraft and thereby have adversely affected our revenue.

        In the fiscal year ended June 30, 2002 and in the subsequent period to date, we have continued to suffer from a very difficult business environment given global economic conditions as exacerbated by the terrorist attacks of September 11, 2001 and the subsequent and continuing political and economic fallout. The airline industry has yet to recover from the terrorist attacks and subsequent temporary suspension of airline flights in the United States and the world wide depression in air travel. These events highlighted the deteriorating business fundamentals in the industry that have been further weakened by passengers’ fears and economic recession. Losses of $11 billion were estimated for the global airline industry in calendar year 2001, the largest losses in aviation history, with losses in calendar year 2002 expected to reach $7.5 billion. Most of the losses of 2001 came in the weeks and months following the attacks when the temporary suspension of all flights in the United States and the public’s fear of flying sent industry load factors to historic lows.

        The impact of these events has been seen in most airlines cutting their flight schedules with many taking the opportunity to retire aircraft from service. Industry experts indicate that the percentage of western built commercial jet aircraft (excluding current production) “on-the-ground” and available for lease or sale has increased from approximately 3% in the late 1990‘s to approximately 6% in 2002. In addition, many carriers chose to postpone delivery of new aircraft purchases on which they had made firm commitments and canceled orders for many on which they had options. Some carriers have filed for bankruptcy or consolidated, while others, including many of our lessees, have suffered large losses or face severe financial difficulties. There is a significant increase of aircraft on the market available for sale or lease (especially older technology and less fuel-efficient aircraft or models no longer in production), increasing pressure on the rentals and sales prices offered. The depressed aircraft market has made it difficult to sell aircraft at reasonable prices. Lease rates have also been suffering from the increase in availability of aircraft and this reduction in aircraft values. As a result, we have experienced increased time between redelivery and re-leasing of aircraft, a decline in lease rates upon re-leasing or extensions of leases, requests from certain lessees to restructure their leases, deferrals or early returns of aircraft and an increasing number of “power-by-the-hour” leases in which lease rates are based on the number of hours the lessee uses the aircraft. Our business has been adversely affected by these negative developments in the industry, particularly in respect of new aircraft leases which have mostly been based on “power-by-the-hour” terms and the increased negotiating power by lessees to, among other things, require that certain aircraft maintenance and overhaul costs be paid by the Company. As a result of the loss of investor appetite for aircraft on operating lease, the sales prices of aircraft have declined. There have been few aircraft sale transactions that we are aware of in the past twelve months and this has had an adverse affect on sales prices generally. The sales prices we received for the aircraft we sold in the period subsequent to June 30, 2002, in our efforts to comply with our requirement to satisfy the Trust Note Sales Goals, reflected the industry wide decline in sales prices for older aircraft.

        There are indications that air-traffic figures are beginning to improve (although at this time industry commentators do not expect pre-September 11, 2001 levels to be reached again until 2004 at the earliest). However, in spite of traffic trends improving, yields remain weak.

        In fiscal year 2000, we determined that projected lease and sale proceeds combined with lease and sale proceeds received indicated that proceeds expected through to the final maturity dates of the Notes would not be sufficient to repay the Class E Notes in full and may not be sufficient to repay the Class D Notes in full. Recognizing this projected shortfall and the potential for further deterioration in lease rates and sale values for older aircraft, we considered the limited alternatives available to us, given the restrictions imposed by the Deed of Charge on the Company’s operations, to maximize the proceeds available to pay noteholders the amounts owing to them at the time such amounts become due. With the assistance of the Servicer, we solicited bids for a sale of our aircraft portfolio.

        By September 11, 2001, we were in advanced negotiations for a sale of the Company to a prospective purchaser that would have, if consummated, resulted in payment of all amounts owing to the Class A, Class B and Class C noteholders and all amounts owing to the Class D noteholders except make-whole premium. As a result of the terrorist attacks of September 11, 2001 and the resulting disruption to the economy generally and the airline industry specifically, the prospective purchaser initially put these negotiations on hold and ultimately informed us that they were no longer interested in purchasing the portfolio. Assuming we were able to find another prospective purchaser, we do not believe that the terms we negotiated prior to September 11, 2001 would be achievable at this time given the current condition of the airline industry. Further, because the sale values of most older aircraft have declined so significantly and with respect to certain aircraft models there is currently no sales market, it is likely we will continue to have difficulty satisfying the Trust Note Sales Goals.

        This difficult business environment has already had serious adverse implications for our revenue, and consequently for our ability to pay noteholders certain amounts due. At various times during fiscal year 2002, certain target principal payments scheduled to be paid to holders of Class A and Class D Notes, certain interest payments due to holders of Class A and Class D Notes and certain interest payments scheduled to be paid to holders of Class E Notes were in arrears. As at the end of fiscal year 2002, these arrears consisted of $0.068 million of Class A Note step-up interest, $0.320 million of Class D Note default interest and $36.068 million of Class E Note interest. As of December 16, 2002, the unpaid amounts consisted of $0.549 million of Class A Note Target Amount, $0.302 million of Class A Note step-up interest, $1.338 million of Class B Note Target Amount, $0.100 million of Class B Note step-up interest, $2.720 million of Class C Note Target Amount, $0.089 million of Class C Note step-up interest, $2.226 million of Class D Note Target Amount, $0.275 million of Class D Note interest, $0.320 million of Class D Note default interest, $0.142 million of Class D Note step-up interest and $40.268 million of Class E Note interest.

        Re-evaluation of our Notes by the rating agencies has resulted in downgrades to our Class A, Class B, Class C and Class D Notes and could result in some or all of these Notes being further downgraded by one or both of the rating agencies.

        On March 21, 2002, Standard & Poor’s downgraded our Class D Notes from a rating of “BB-” to “B+” and indicated that our Class A, Class B, Class C and Class D Notes remained on creditwatch with negative implications.

        On November 15, 2002, Standard & Poor’s announced that it was lowering its ratings on each of the Company’s classes of Notes rated by Standard & Poor’s and removing them from creditwatch. The Standard & Poor’s downgrades announced on November 15, 2002 are as follows:

      Class      To                 From
       A         A+            AA/Watch Neg
       B         BBB+           A/Watch Neg
       C         BB-          BBB/Watch Neg
       D         CCC+          B+/Watch Neg

On November 15, 2002, Moody’s announced that it was lowering its ratings on each of the Company’s classes of Notes rated by Moody’s. The Moody’s downgrades announced on November 15, 2002 are as follows:

Class    To                                            From

 A       Aa3                                  Aa2/Review for Possible Downgrade
 B       Baa3/Review for Possible Downgrade   A2/Review for Possible Downgrade
 C       Caa1                                 Baa2/Review for Possible Downgrade

Copies of the announcements of these downgrades by Standard & Poor’s and Moody’s may be viewed at their respective web sites.

        We were unable to repay any of the Notes by their expected final payment date and current projections indicate that we will not have sufficient funds to pay any further step-up interest on any of the Notes, any further principal of or interest on the Class D and Class E Notes or to repay the principal of the Class C Notes in full.

        The September 11, 2001 terrorist attacks on the United States have had a significant adverse effect on the aircraft industry in general and on the Company. This event combined with the slowdown in the airline industry prior to September 11, 2001 have negatively impacted projected rental amounts and sale proceeds through to the final maturity dates of the Notes. Our current projections indicate that we will not be able to pay interest on or repay the principal of the Class D and Class E Notes or to repay the principal of the Class C Notes in full.

        The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full the principal of those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company has paid some step-up interest, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

        We were unable to comply with the Trust Note Sales Goals from November 5, 2002 to December 20, 2002 and expect that this inability to comply may reoccur in fiscal year 2003 and in subsequent fiscal years.

        The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
      Value as of 3 June 1996)               are to be Satisfied
             $65,000,000                        June 27, 2001
            $130,000,000                        June 27, 2002
            $200,000,000                        June 27, 2003
            $454,950,000                        June 27, 2004

        We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

        As discussed above the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002.

        The sale of the B737-300 on lease to Malev was completed on October 1, 2002. The agreed purchase price for this aircraft was $12,308,000 assuming a June 27, 2002 closing date. The ultimate purchase price was adjusted downward by $730,933 to reflect rent received by the Company for this aircraft during the period between June 27, 2002 and October 1, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward to reflect accrued maintenance reserves of $3,358,536 transferred to the purchaser. The purchaser was an affiliate of a Class D Noteholder which exercised its pre-emption right under the Deed of Charge to purchase the aircraft at 102% of the price agreed upon as at June 2002 by the prospective purchaser. The Class D Noteholder received the option to exercise this right because the agreed upon purchase price was below the Class D Note Target Price of $17,252,908. The final purchase price was also below the Class C Note Target Price of approximately $14.7 million as at May 21, 2002.

        Despite extensive efforts to complete the sale of the A320-200, we were informed by the prospective purchaser on November 5, 2002 that it had decided to not proceed with the transaction for reasons outside our control. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the aircraft was sold to a different purchaser on December 20, 2002. The agreed purchase price for this aircraft was $21,124,754 assuming a November 15, 2002 closing date. The ultimate purchase price was adjusted downward by $229,810 to reflect rent received by the Company for this aircraft during the period between November 15, 2002 and December 20, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward by $137,903 to reflect advance rentals received by the Company through January 4, 2003. The agreed purchase price for this aircraft was above the Class C Note Target Price and above the Class D Note Target Price.

        We have directed the Servicer to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, unless market conditions improve, we believe it will continue to be very difficult to comply with the Trust Note Sales Goals set for June 27, 2003 and June 27, 2004.

        To date, the Company has sold $133,190,000 (measured by Initial Appraised Value) of aircraft. Given the current environment for aircraft sales, we can offer no assurance as to whether the Company will be able to comply with the Trust Note Sales Goals for June 27, 2003 or thereafter.

        Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to the Company or the Security Trustee by holders of at least 25% of the aggregate Outstanding Principal Balance of the Notes of any class which has been materially adversely affected by such failure.

        The Deed of Charge further provides that if an Event of Default were to occur and be continuing an Enforcement Notice may only be served by 66 2/3% or more of the aggregate Outstanding Principal Balance of the directing class, which will be Class A so long as any Class A Notes are outstanding.

        The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate Outstanding Principal Balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied the Company would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

         Risks Relating to Payments on the Notes

        Our assets are limited. Our current projections indicate that our proceeds from leasing and selling aircraft will not be enough to repay any further step-up interest on the Notes, any further principal of or interest on the Class D and Class E Notes or to repay the principal of the Class C Notes in full.

        We do not have, nor are we permitted or expected to have, any significant assets other than our specific portfolio of aircraft and our rights as lessor under the leases for these aircraft, including our rights to the payments thereunder. Our ability to pay interest on and repay the principal of the Notes is primarily dependent upon the receipt of rental payments under the leases and of sales and other disposition proceeds in respect of the aircraft, which will depend upon a number of factors, including (i) the timing of the receipt of payments under the leases and the ability of our lessees to make such payments; (ii) our ability to sell the aircraft at the times and for the amounts contemplated in the Prospectus and the timing of our receipt of the proceeds of any such aircraft sales; (iii) our ability to re-lease any aircraft upon termination of the existing lease with respect thereto, whether upon the scheduled expiration date thereof or as a result of a lessee default thereunder or otherwise, and to re-lease the aircraft on the scheduled re-lease date with respect to such aircraft at the rates contemplated in the Prospectus; (iv) the exercise by a lessee of an extension, early termination or purchase option under the related lease; and (v) the occurrence of an event of loss under a lease with respect to any aircraft and timing of our receipt of casualty insurance or other proceeds, if any, in respect thereof. We expect many of these factors to be adversely impacted by the current depression in the airline industry, accentuated by reductions in tourist travel following increased world wide terrorist action, and the ongoing threat of such action and the potential economic repercussions from the threat of continued military action in the Middle East. The rental amounts and sale proceeds received to date combined with projected rental amounts and sale proceeds through the final maturity date of the Notes indicate that there will not be sufficient proceeds to repay any further step-up interest on the Notes, any further principal of or interest on the Class D and Class E Notes, or to repay the principal of the Class C Notes in full. See “Item 4 – Information on the Company – History and Development of the Company,” “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – The Company’s Cash Needs” and “Item 13 – Defaults, Dividend Arrearages and Delinquencies.”

        The Deed of Charge requirements that the Company sell aircraft of a certain value by specific dates may reduce our ability to generate dependable funds to pay noteholders amounts due.

        Assuming we are able to sell aircraft to satisfy our Trust Note Sales Goals, we will reduce the diversification of our portfolio and increase the Company’s dependence upon each remaining aircraft’s lease revenues as a percentage of total lease revenue. To the extent any remaining aircraft is off-lease or re-leased at reduced rates it will have a more significant impact on our funds available to pay noteholders amounts due. This situation is exacerbated by the current weak environment in the aircraft industry because there is currently little to no economically viable market for the sale of most of our aircraft which forces us to sell the aircraft that attract better lease rates and which have longer lease terms outstanding.

        Our original assumptions about revenue and operating costs have not matched actual experience and as a result we have been unable to make all Note payments at the times and in the amounts that our assumptions indicated. We expect that actual experience will continue to be more negative than our original assumptions.

        On the Closing Date, we determined the expected final payment dates for the Notes based on assumptions about our future revenue and interest and operating costs and possible future economic conditions. The purpose of these assumptions was to illustrate the payment provisions of the Notes. Many of these assumptions related to future political, economic and market conditions that were outside our control and difficult or impossible to predict. Market interest rates are an example of such an assumption. Other assumptions made at that time related to future events that depend on the actions and future financial condition of lessees or others with whom we deal. Insurance recoveries and maintenance payments are examples of such assumptions. For the reasons discussed above, our actual experience has not been consistent with the assumptions we made.

        The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full principal of these Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs would only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. We have paid some step-up interest, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

        The September 11, 2001 terrorist attacks on the United States have had a significant adverse effect on the aircraft industry in general and on the Company. This event combined with the slowdown in the airline industry prior to September 11, 2001 have negatively impacted projected rental amounts and sale proceeds through to the final maturity dates of the Notes. Current projections indicate that there will not be sufficient proceeds to repay any further interest on or principal of the Class D and Class E Notes or to repay the principal of the Class C Notes in full.

        Your right to receive payments ranks junior to our operational fees and expenses, certain other payments we may make and any more senior classes of Notes.

        Our operational fees (including fees of the Servicer, Administrative Agent, Cash Manager, Financial Consultant and Trustee and legal fees) and expenses (including expenses payable under the terms of our leases, such as payments in respect of ADs and reimbursement of maintenance costs) and certain other payments that we must make rank senior to the Notes and are payable out of our funds before any payments are made on the Notes. Depending on the amount of these more senior payments, we may be unable to make the required payments on the Notes.

        In addition, your right to receive payments of interest, principal and any premium will rank junior to payments on more senior classes of Notes. Upon the occurrence of an Event of Default, the holders of a class of Notes may not exercise remedies under the Deed of Charge until all amounts we owe on more senior classes of Notes and our other more senior obligations have been paid. In that case, holders of the most senior class of Notes will control the exercise of these remedies. For example, see “Item 13 – Defaults, Dividend Arrearages and Delinquencies.”

        We rely on lease payments and aircraft sales proceeds to make principal payments on the Notes. To date, these lease payments and aircraft sales proceeds have not met expectations and based on our current projections, future lease payments and aircraft sales proceeds will not be sufficient to repay principal in full to all noteholders.

        A portion of the rental payments under the leases is used to pay a portion of the principal of the Class A Notes. In the event that one or more of the lessees does not make the required payments under the leases or does not make such payments when and in the amounts due or one or more of the aircraft are not re-leased without significant downtime or at favorable rates, principal payments on the Class A Notes may occur later than expected. As a decline in the airline industry continues following the events of 2001, many airlines are flying fewer aircraft and downsizing or reducing planned growth of their fleets. In addition, since September 11, 2001 a number of airlines have declared bankruptcy and ceased operations and it is expected that the industry will experience further consolidation as well as additional bankruptcies in the near future. As a result, aircraft owned by or leased to these airlines may also be put on the market for sale or lease thereby increasing the supply of available aircraft at a time of decreasing demand. All of this may significantly impact our ability to re-lease our aircraft on a timely basis and at favorable rates.

        Our ability to repay the balance of the principal of the Notes depends on our ability to sell the aircraft for an amount that will be sufficient to repay the outstanding principal on such Notes. In the event we are unable to sell the aircraft, or if the proceeds of the sales of aircraft are less than such amount, we will not have sufficient funds to pay all the principal of the Notes. Aircraft appraisers have recently been reducing, and in some cases significantly reducing, their appraised base values for aircraft. Further, the substantial difficulties faced by airlines in the current market have reduced demand for and increased supply of aircraft which is expected to result in accelerated reductions in aircraft values. Therefore, there can be no assurance that we will be able to repay the holders of the Class A and Class B Notes the full amount owed to them when due. Further, based on our current projections, we expect to have insufficient funds to repay some Class C Note principal or any remaining Class D and Class E Note principal. The failure of the Company to pay principal of the Class A, Class B, Class C or Class D Notes on any day prior to the final maturity date because funds of the Company are not available in accordance with the priorities described in the Prospectus, will not constitute an Event of Default with respect to such class of Notes.

        We rely on lease payments to make interest payments on the Notes. To date, these lease payments have not met expectations and based on our current projections we do not expect to have sufficient funds to pay any further interest on the Class D and Class E Notes and in the future we may not have sufficient funds to pay all interest due to the other noteholders in the amounts and on the dates contemplated and we do not expect to have sufficient funds to pay any step-up interest due to any noteholders.

        Our ability to make payments of interest on the Notes when and in the amounts due depends primarily upon our receipt of payments under the leases and the re-lease of each of the aircraft and the timing and amount of proceeds from such leases. The financial condition of certain of our lessees and many of the airlines which utilize operating leases is generally weak, and as a result our lessees are often in arrears, sometimes significantly. Further, as a result of the decline in air travel experienced at the end of 2001 and during 2002, many airlines are flying fewer aircraft and downsizing or reducing planned growth of their fleets. In addition, a number of airlines have declared bankruptcy and ceased operations since September 11, 2001 and it is expected that the industry will experience further consolidation as well as additional bankruptcies in the near future. All of this may significantly impact our ability to re-lease our aircraft on a timely basis and at favorable rates. Further, the reduced revenue and increased expenses that many airlines are encountering since the terrorist attacks are likely to negatively impact the already weak financial condition of these airlines, including our lessees. This may result in an increase in delayed, missed or reduced rental payments. In the event that one or more of the lessees does not make the required payments under the leases or one or more of the aircraft are not re-leased on or promptly after the applicable scheduled lease expiration date, payments of interest on the Notes will not be made unless we are able to satisfy our obligation to make such payments from payments on other leases that are current or that are entered into following a repossession of the relevant aircraft or out of collateral provided under the defaulted lease or other amounts that may be on deposit in the lessee funded account or out of available collections distributed on any payment date in accordance with the priority of payments established for the Notes. No assurance can be given, however, that amounts will be available from such other sources to satisfy our obligations to pay interest on the Notes or that such other sources will exist. This situation will also become more difficult assuming we are able to continue to sell aircraft to satisfy the Trust Note Sales Goals and thereby become more dependent on the lease revenue from each aircraft remaining in our portfolio as a percentage of total lease revenue. Based on current projections, we expect our lease payments will not be sufficient to pay any remaining interest due on the Class D or Class E Notes. An Event of Default occurs if we do not pay interest (excluding additional interest, default interest or step-up interest) on any Note within five days of its due date. This Event of Default has occurred on several occasions when we have had insufficient funds to pay such interest in full to Class D Noteholders. This Event of Default also occurred on several occasions subsequent to fiscal year-ended June 30, 2002, including on the December 16, 2002 interest payment date. We now expect this Event of Default to continue as the Company does not expect to have sufficient funds to pay any further Class D Note interest. See “Item 13 – Defaults, Dividend Arrearages and Delinquencies” for a discussion of the limited remedies available upon the occurrence of an Event of Default under these circumstances. Further, based on our current projections we may not have sufficient funds to pay all interest due to the other noteholders in the amounts and on the dates contemplated and we do not expect to have sufficient funds to pay any step-up interest due to any noteholders.

        Our leases are all interest-rate-fixed leases (some leases are based on “power-by-the-hour” fixed hourly rates and others on fixed monthly rates) and our interest payments on the Notes are fixed and floating rate obligations. If LIBOR materially increases it may adversely affect our ability to make interest payments when due.

        Our lease rentals are invested based upon recommendations of the Cash Manager and our other advisors. Based on these recommendations, we currently do not believe it is necessary to invest our lease rentals in swaps, options or other hedging alternatives to protect against materially adverse movements in interest rates. We may, however, invest in such instruments at any time if we and our advisors determine it is appropriate. There can be no assurance that the strategy adopted to invest or to not invest in such instruments at any time will be effective in protecting your payments of interest in an environment of material increases to LIBOR.

        The Notes have a limited trading market. As a result you may be unable to sell your Notes or the price of the Notes may suffer.

        The Notes have a limited trading market, which may adversely affect your ability to sell the Notes or the price at which you sell them. The Notes are listed only on the Luxembourg Stock Exchange. No one has an obligation to make a market in the Notes. We do not intend to seek approval for quotation through any automated quotation system. Future trading prices for the Notes will depend on many factors, including general economic conditions and our financial condition, performance and prospects.

        Risks Relating to Sales of Aircraft

         Overview. Our ability to make payments of principal on the Notes will be dependent principally upon our ability to lease and sell the aircraft and to receive proceeds from such leases and sales at the times and for the amounts initially contemplated by the Prospectus, which has been and will continue to be affected by factors such as the demand for commercial jet aircraft in general, demand for our aircraft in particular, the cost of comparable new aircraft, the future value of our aircraft and the timing of the sale of our aircraft. Each of these factors has been adversely impacted by the terrorist attacks of September 11, 2001 and the ongoing depression in the airline industry and reduction in airline traffic.

        The commercial aircraft market is cyclical. In addition, decreased demand and excess supply of aircraft has decreased our revenue.

        The market for commercial jet aircraft is cyclical and can produce sharp increases and decreases in aircraft values and lease rates. Prior to September 11, 2001, the aircraft leasing market was already experiencing a reduction in demand, particularly for older widebody aircraft (which accounted for two of our eleven aircraft as at June 30, 2002). Decreases in aircraft values or lease rates have caused and are likely to continue to cause a decrease in our revenue. Depending on market conditions, we may be unable to sell or re-lease aircraft on terms that allow us to make payments on the Notes.

        Aircraft values and lease rates depend on various factors (many of which have been adversely impacted by the depression in the airline industry) that are outside our control, including:

•	general economic conditions affecting lessee operations;

•	used aircraft supply;

•	interest rates and credit availability;

•	fuel and other operating costs;

•	manufacturer production levels and prices for new aircraft;

•	passenger demand;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or leaving the aircraft industry;

•	re-introduction into service of aircraft previously in storage;

•	governmental regulations; and

•	lack of capacity in the air traffic control system.

        In addition to values for aircraft generally, the value of specific aircraft may increase or decrease sharply depending on factors that are not within our control, including:

•	maintenance and operating history of the aircraft;

•	number of operators using a type of aircraft;

•	legal or regulatory requirements that prevent us from re-leasing or selling an aircraft in the condition that it is in; and

•	the discovery of manufacturing defects in an aircraft model. See "Item 4 - Information on the Company - Business Overview - Compliance with Governmental and Technical Regulation."

        Current competition between The Boeing Company and Airbus Industrie is also a threat to aircraft values. These major producers have reduced their output following the events at the end of 2001 in response to the decline in the aircraft market. However, as an increasing number of airlines are reducing their capacity and retiring older aircraft, there has been an increasing number of aircraft available for sale and lease. This will have a negative impact on the proceeds to be received from the sale of an aircraft or the revenue to be received from its lease. Therefore, there can be no assurance that we will be able to repay the holders of the Class A and Class B Notes the full amount of principal owed to them when due. Further, based on our current projections, we expect to have insufficient funds to repay some Class C Note principal and any remaining Class D and Class E Note principal.

        The pool of potential purchasers for our aircraft is likely to be a limited group. Various factors outside our control may further reduce their interest in purchasing our aircraft which may adversely affect our ability to pay principal on the Notes.

        Although operators of aircraft may purchase one or more of the aircraft in our portfolio, we expect that most of the aircraft will be sold with leases in place, which makes it unlikely that aircraft operators will be purchasers of our aircraft. Our aircraft are marketed principally as financial assets for purchase by corporate, institutional and other investors who seek returns based on a combination of the underlying rentals and the residual value of an aircraft and, in certain cases, tax benefits. Our aircraft are marketed globally, and, from time to time, sales of our aircraft with leases in place to purchasers in a single country may represent a substantial portion of sales of our aircraft in an attempt to maximize returns in the most favorable marketplace. In certain countries, local financial intermediaries may be important to our efforts to sell the aircraft. Adverse developments in particular financial markets, home country regulatory requirements or changes in tax regimes, however, may impair our ability to market the aircraft successfully in a particular country or to a particular group of investors in such country or may require the creation of new tax-advantaged structures. There can be no assurance that, at the time the aircraft are marketed for sale, historical purchasers of assets such as the aircraft, or other institutional and corporate investors, will desire to purchase assets such as the aircraft, or that particular developments in financial markets, regulatory requirements or tax regimes will not make the purchase of the aircraft an unattractive investment. In addition, there can be no assurance that it will be possible to create any such tax-advantaged structures at or by the time the aircraft are being marketed for sale. Further, the effect of the Trust Note Sales Goals contained in the Deed of Charge is to require us to sell one or more further aircraft having an aggregate Initial Appraised Value of at least $66,810,000 by June 27, 2003. Given the adverse impact of the terrorist attacks of September 11, 2001 on the airline industry and, in particular, on aircraft values, this obligates us to sell aircraft at a time when aircraft values are significantly lower than they might otherwise be, which adversely affects our ability to pay principal on the Notes.

        When we sell our aircraft we will be competing with others who will have various advantages in their ability to sell aircraft. This may adversely affect our ability to sell our aircraft and the amount of proceeds we receive upon such sale.

        We have encountered and expect to continue to encounter competition from sellers of other aircraft at the time we offer the aircraft for sale. There are numerous other entities which own and sell aircraft that will compete with us in the sale of our aircraft. These entities include, but are not limited to, distributors, aircraft manufacturers, airlines, aircraft leasing companies, financial institutions, public and private limited partnerships and funds with investment objectives similar to ours and special purpose vehicles similar to ours (such as Airplanes Group and AerCo Limited) formed for the purpose of acquiring, leasing, re-leasing and selling aircraft. In addition, because the Servicer performs lease management services with respect to our aircraft as well as with respect to aircraft owned by third parties, our aircraft may be offered for sale in competition with other aircraft for which the Servicer performs management services. Some of these other entities with aircraft available for sale have, or have access to, financial resources substantially greater than ours and may be able to offer financing, management, remarketing and other services, inducements or concessions that we will not be able to provide. The decline in the airline industry following the terrorist attacks of September 11, 2001 and subsequent decline in passenger demand caused the fragile position many airlines were in to worsen considerably. A number of airlines have either declared bankruptcy or face bankruptcy in light of the depressed market. The bankruptcies that have occurred and the threat of bankruptcy for others has increased the number of aircraft on the market. The aircraft market is experiencing an increase in supply at a time of decreasing demand. According to Airclaims, there were 1,119 western built commercial jet aircraft available for sale and lease in mid November 2002. This is an increase of 64 available aircraft since November 2001 and an increase of 257 available aircraft since June 2001 and an increase of 433 available aircraft since January 2001. It is expected that it will take several years for the international aviation industry to work out this backlog, during which time competition among lessors will remain strong and lease rental rates and aircraft values are expected to remain depressed.

        We believe the appraised base value of our aircraft is significantly higher than the actual value we would receive upon a sale of such aircraft. To the extent the sale price of an aircraft is below the aircraft’s appraised base value, our ability to make payments on the Notes may suffer.

        Aircraft appraised base values do not necessarily reflect the market value for an aircraft at a specific time. We determined the scheduled principal payments on the Notes based on the assumptions set forth in the Prospectus with respect to the appraised base value of the aircraft. If we sell an aircraft to generate cash to make payments on the Notes, the proceeds of the sale are likely to be significantly less than its appraised base value. We expect therefore to have insufficient cash to make payments in full on some of the Notes. Market lease rates may also depend on current market values for aircraft. If market values are less than appraised base values, we may be unable to re-lease aircraft at rental rates sufficient to repay the Notes.

        We have obtained three desktop appraisals (without physical inspection) of the appraised base value of each aircraft as of June 2002 from Avitas, AISI and BK. Based on such desktop appraisals, the aircraft (including the aircraft sold subsequent to year-end) had an aggregate appraised base value of $242,100,000, $226,810,000 and $295,340,000, respectively, or an average aggregate appraised base value of approximately $254,740,000.

        The appraised base values were determined assuming an arm’s-length, cash transaction between willing and knowledgeable parties, with a reasonable period of time available for marketing, assuming, among other things, sales of the aircraft in an open, unrestricted stable market environment with a reasonable balance of supply and demand, and assuming the maintenance status of each aircraft with regard to such things as airframe, engines and landing gear to be at its half-life condition (i.e., its condition at midpoint between service intervals), adjusted to account for certain aspects of the actual maintenance status of each aircraft, as provided to the Independent Appraisers.

        As discussed in the Statement of Accounting Policies in the Financial Statements contained in Item 18, the Directors undertake a review to determine whether an impairment provision is required in respect of both long-lived assets and aircraft identified for sale. The Directors, in applying Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets (“SFAS No. 121”), have determined that the carrying value for seven of the Company’s aircraft, classified as long-lived assets, is greater than the undiscounted future cashflows in respect of such aircraft and have recorded an impairment provision for these aircraft equal to the difference between their carrying value and fair value.

        In applying SFAS No. 121 the Directors have used average Appraised Current Market Value, which was in aggregate $186,430,000 as at June 30, 2002 for the nine aircraft classified as long-lived assets, and represents the Independent Appraisers’ opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Independent Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm’s length basis.

        Appraised Current Market Values have been estimated by the Independent Appraisers based on value curves from the last downturn in the aircraft market. An Appraised Current Market Value is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the average Appraised Current Market Value, particularly in current market conditions as discussed in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

        The Directors believe that, as a result of the factors discussed above and in note 3 of the Financial Statements, the sales value of the long-lived assets in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2002. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

        The application of the accounting policies in the fiscal year ended June 30, 2002 has led to an increase in the impairment provision of $20.321 million. A previous provision was made at June 30, 2001 for $30.259 million. At June 30, 2002 the impairment provision carried forward represents both write-downs to estimated net realizable value less costs to sell (in respect of the two aircraft identified for sale at June 30, 2002) and write-downs to average Appraised Current Market Value (in respect of aircraft classified as long-lived assets).

        New and/or more technologically advanced aircraft may impair our ability to re-lease or sell our aircraft. If we are unable to re-lease or sell our aircraft on favorable terms, this will adversely affect our ability to make payments on the Notes.

        The availability of newer and/or more technologically advanced aircraft or the introduction of increasingly stringent noise or emissions regulations may make it more difficult for us to re-lease or sell aircraft. We expect that our ability to manage these technological risks through modifications to the aircraft and sale of aircraft will be limited.

        If our lessees do not properly maintain the aircraft it may impair the aircraft’s rental and sale value and have other adverse consequences which will reduce the rental and sale proceeds available to make payments on the Notes.

        The standards of maintenance observed by the lessees and the condition of the aircraft at the time of sale or re-lease may affect the future values of and rental rates for the aircraft. Under each lease, it is the responsibility of the relevant lessee to maintain the aircraft and to comply with all governmental requirements applicable to the lessee or the aircraft, including, without limitation, operational, maintenance and registration requirements and, in most cases, manufacturer recommendations, although in certain cases the Company, as lessor, has agreed to share the cost of certain required modifications to the aircraft and certain overhaul costs. If a lessee does not perform such obligations or if the aircraft is off-lease, we will be responsible for maintenance obligations and for the cost, in whole or in part, of complying with governmental requirements or manufacturer recommendations. Failure to perform such required or recommended maintenance with respect to an aircraft (a) could result in a grounding of such aircraft, (b) is likely to adversely affect the value of that aircraft upon the sale thereof and (c) in the event of a re-lease of such aircraft, is likely to require us to incur costs, which could be substantial, in restoring such aircraft to an acceptable maintenance condition prior to re-leasing. Payment by us of such maintenance costs, or a reduction in the sale value of the aircraft, would adversely affect our ability to make payments on the Notes.

         Risks Relating to Leasing of Aircraft

        Our funds available to make payments on the Notes will be reduced if we are unable to re-lease aircraft quickly or on favorable terms.

        We may not be able to re-lease the aircraft upon expiration of the leases without incurring significant downtime prior to commencement of a new lease. If we cannot re-lease the aircraft, we may not have enough revenue to make payments on the Notes. Even if we can re-lease the aircraft, we may be unable to receive favorable rental rates, especially if there is reduced demand for aircraft on operating lease. The decline in the aircraft industry at the end of 2001 and the subsequent depression and airline bankruptcies have significantly reduced demand for and increased supply of aircraft generally, including aircraft available for operating lease. Our ability to re-lease aircraft and obtain acceptable lease payments and terms may suffer because of:

•	economic conditions affecting the airline industry;

•	the supply of competing aircraft and demand for particular types;

•	lessor competition; and

•	restrictions on our re-leasing flexibility under our operative documents.

        Aircraft re-leased during fiscal year 2002 were leased at rates significantly below historic rates achieved on these aircraft. Further many of these aircraft were re-leased on shorter terms and on “power-by-the-hour” leases which (subject in some cases to minimum or maximum amounts) allow for the lessee to pay for only the time that the aircraft is being used.

        We currently have no aircraft off-lease. On December 23, 2002, a lease agreement was executed with a new lessee in respect of one of our B737-400 aircraft which was off lease at June 30, 2002. This aircraft is expected to be delivered to the lessee in January 2003. The leases for two aircraft, representing approximately 12.0% of our aircraft portfolio by appraised base value at June 30, 2002, are scheduled to expire before December 31, 2003, and there can be no assurance that other aircraft will not come off-lease before expiration of their lease terms. In the current circumstances, re-leasing our aircraft in a timely fashion at reasonable rates represents a significant challenge to the Company. Any lack of success in meeting this challenge may have a significant effect on our ability to make payments on the Notes. Based on current projections, we expect our lease payments will not be sufficient to pay any remaining interest due on the Class D and Class E Notes. An Event of Default occurs if we do not pay interest (excluding additional interest, default interest or step-up interest) on any Note within five days of its due date. This Event of Default has occurred on several occasions when we have had insufficient funds to pay such interest in full to Class D Noteholders, and we expect these Events of Default to occur on a regular basis with respect to missed interest payments to the Class D Noteholders. See “Item 13 – Defaults, Dividend Arrearages and Delinquencies” for a discussion of the limited remedies available upon the occurrence of an Event of Default under these circumstances.

        Lessees in weak financial condition could fail to make lease payments and may require the restructuring of their leases to avoid default. This would reduce the revenue available to make payments on the Notes.

        There is a significant risk that lessees in weak financial condition may default on their obligations under the leases. If lessees do not make rent and maintenance payments or are significantly in arrears, it will impair our ability to make payments on the Notes. The ability of each lessee to perform its obligations under its lease will depend primarily on its financial condition. A lessee’s financial condition may be affected by various factors beyond its control, including competition, fare levels, passenger demand, operating costs, the cost and availability of finance, and environmental and other governmental regulation of the air transportation business. The economic conditions of the regions where our lessees operate will also affect their ability to meet their lease obligations. Many of our lessees are based or operate in regions such as Asia that from time to time experience severe economic crises. You should refer to “Item 4 – Information on the Company - Business Overview – Regional Concentrations” for a detailed discussion of the regional concentrations of our lessees and the economic trends of the regions that may impact the lessees’ financial conditions.

        In addition, the events of September 11, 2001, together with global conditions, have resulted in airlines worldwide experiencing financial difficulties. Some of our lessees are in a weak financial position. Investors should also expect this to be the case with future lessees. As a result, a large proportion of lessees may consistently be significantly in arrears in their rental payments or maintenance payments. Also, as a result of the decline in the aircraft industry, the financial position of many airlines, including our lessees, is likely to be weakened which in turn may cause an increase in delayed, missed or reduced payments. Further, in order to keep aircraft on lease and generating rental proceeds in this difficult economic environment, many aircraft lessors, including the Company, have agreed to rental holidays, rental restructurings, the early return of aircraft and similar measures for some lessees. We expect this may continue to occur with our lessees. We can also give no assurance that defaults, amounts in arrears and the frequency of lease restructurings will not increase as the market for aircraft on operating lease experiences a continued decline.

        Our ability to re-lease aircraft and generate cash to make payments on the Notes will be impaired if we cannot terminate leases and repossess aircraft when a lessee defaults.

        We have the contractual right to terminate a lease and repossess the aircraft if there is an event of default under a lease. However, due to circumstances outside our control, we may be prevented from terminating a particular lease. Further, we may incur substantial costs if we terminate a lease and repossess the aircraft. If we cannot repossess the aircraft, it will not be available for re-lease or sale. In that event, or if we incur substantial costs in terminating a lease and repossessing an aircraft, our revenue available to make payment on the Notes will be reduced.

        Our ability to terminate a lease and repossess the aircraft may be limited by a number of factors, including the following:

•	a lessee contesting our right to terminate the lease and repossess the aircraft;

•	our inability to export, deregister and redeploy the aircraft;

•	legal restrictions on our ability to terminate or repossess the aircraft; and

•	the appointment of a trustee in bankruptcy or similar officer in the case of a bankrupt or insolvent lessee.

        Even if we are able to terminate the lease and repossess the aircraft, we may incur substantial costs, including:

•	the direct costs associated with the termination of the lease or repossession of an aircraft, including technical and legal costs;

•	the cost of returning the aircraft to the appropriate jurisdiction;

•	the payment of debts and taxes secured by liens on the aircraft that were not paid by the lessee;

•	the costs of retrieving or recreating aircraft records that are required for re-registering the aircraft;

•	the costs of putting the aircraft back in a condition suitable for leasing or sale; and

•	costs of obtaining a certificate of airworthiness for the aircraft.

        Our revenue available to make payments on the Notes will be reduced if aircraft insurance is not adequate to cover any losses or liabilities we incur.

        Our lessees have obligations under the leases to maintain property and liability insurance covering their operation of the aircraft. We can give no assurance that this insurance will be adequate to cover any losses or liabilities that we may incur in our business. For example, the loss or liability from an aviation accident or other catastrophic event may exceed the coverage limits in the policy. Other losses may not be covered by insurance. There is also a risk that our lessees will not perform their insurance obligations under the lease, which may mean that insurance will not be available to us. In either case, we may be unable to make payments on the Notes if insurance proceeds do not cover losses or liabilities we may incur.

        Potential insurance issues arising from the terrorist attacks of September 11, 2001 in the United States could adversely affect our lessees and thereby adversely affect our revenue.

        As a consequence of the terrorist attacks of September 11, 2001, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. Until recently, our lessees have relied on government indemnities to provide coverage for third party liability (other than to passengers) arising from war and terrorism risks, above a greatly reduced ceiling of cover provided by the aviation insurance market as a reaction to the events of September 11, 2001. However, most governments have now terminated their indemnity support and there can be no assurance that our lessees will be able to replace that support by insurance coverage. If such insurance coverage were not purchased or otherwise available from government support, it may be necessary for the relevant aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our revenue which would adversely affect our ability to make payments on the Notes.

        If we cannot obtain the required licenses, consents and approvals to re-lease or sell aircraft, we may be unable to make all payments on the Notes.

        If we or, where applicable, the lessee cannot obtain required government licenses, consents and approvals, we may be unable to re-lease or sell aircraft. Several leases require specific licenses, consents or approvals. These include licenses, consents or approvals from governmental or regulatory authorities to certain lease payments and to the import, re-export or deregistration of the aircraft. There is a significant risk that subsequent legal and administrative changes will increase such requirements or that a license, consent or approval, once given, will be withdrawn. We may be unable to receive licenses, consents or approvals needed in connection with future re-leasing or sale of an aircraft. In any such case, our revenue available to make payments on the Notes may be reduced.

        If withholding taxes are imposed on lease rentals, these taxes would reduce our revenue available to make payments on the Notes.

        We have attempted to structure our leases in such a way that either no withholding taxes will be applicable to payments by the lessees under the leases or, if withholding taxes are applicable, the lessees would be required to pay corresponding additional amounts. If such taxes must be paid and we cannot recover these additional amounts from the lessee, that amount will be unavailable for Note payments.

        United States federal income withholding taxes at a rate of 30% are applicable to lease payments relating to an aircraft that was re-delivered in October 2002 and was immediately placed on lease to Allegiant Air, a United States airline, and that lease makes no provision for recovery of such taxes from the lessee. The lease to Allegiant Air has a lease expiration date as of the date of completion of the next “C Check” for this aircraft, which date is estimated to be in October 2003. Allegiant Air also has two extension options on the lease. If both extensions were exercised, the estimated date of expiration would be in March 2006. There can also be no assurance that any subsequent lease will avoid United States or other withholding taxes.

        If lessees do not comply with their obligations under their operating leases it may increase our costs and reduce our revenue available to make payments on the Notes.

        The leases are all fixed term operating leases, under which we retain substantially all of the risks and rewards associated with ownership of the aircraft, including the aircraft’s residual value. The leases are “net” leases pursuant to which the lessees are obligated to make periodic rental payments and generally assume responsibility for, inter alia, (i) maintaining the aircraft, (ii) ensuring proper operation of the aircraft, (iii) providing indemnification against and insurance for losses resulting from operation of the aircraft, (iv) paying all costs of operating the aircraft and keeping the aircraft free of liens (as defined in the relevant lease) (other than permitted liens under the relevant lease) resulting from such operation and (v) complying with all applicable governmental licensing and other requirements, including airworthiness directives (although in certain cases, the terms of the relevant lease require the lessor to share the cost thereof). Failure of a lessee to comply with such obligations could result in increased costs to us and reduce our revenue available to make payments on the Notes.

         Other Risks Related to the Sale and Leasing of the Aircraft

        Restrictions in our operative and governing corporate documents may impair our ability to compete effectively in the aircraft leasing market.

        Our operative and governing corporate documents impose restrictions on how we operate our business. These restrictions limit our ability to compete effectively in the aircraft leasing market. For example, we cannot grant privileged rental rates to airlines in return for equity investments in such airlines. There are also restrictions on persons to whom we may lease aircraft and limits on leasing to lessees in specific geographical regions. Most competing aircraft lessors do not operate under similar restrictions.

        If lessees do not discharge liens that attach to the aircraft, we may be unable to repossess, re-lease or sell the aircraft.

        Liens may attach to the aircraft in the course of their operation. These liens may impair our ability to repossess, re-lease or sell the aircraft. Liens that secure the payment of airport taxes, customs duties, air navigation charges, landing charges, crew wages, repairer’s charges or salvage charges attach to the aircraft in the normal course of operation. The amounts that the liens secure may be substantial and may exceed the value of the aircraft against which the lien is asserted. In some jurisdictions, a holder of aircraft liens may have the right to detain, sell or cause the forfeiture of the aircraft. The lessees may fail to comply with their obligations under the leases to discharge liens arising during the terms of the leases. Prior to terminating our lease with Istanbul, Istanbul incurred a debt to Eurocontrol. Istanbul failed to comply with their obligation under the lease to pay this debt and cause the related lien to be discharged. As owner of the aircraft, the Company was forced to settle this debt of approximately $1.8 million with Eurocontrol (which was accrued for in the fiscal years ended June 30, 2001 and 2002). The settlement of this debt, post fiscal year-end 2002, has reduced our funds available to make payments on the Notes, and any other similar debt we may be required to settle in the future in order to have liens discharged would also reduce our revenue available to make payments on the Notes.

        Lessees may fail to maintain valid registration of the aircraft. The impact of the loss of aircraft registration or the inability of the aircraft to generate rental income for us could harm our ability to make payments on the Notes.

        All of the aircraft that are or will be operated must be registered with an appropriate aviation authority. If an aircraft is operated without a valid registration or other required licenses, certificates and approvals, the lessee operator or, in some cases, the owner or lessor, may be subject to penalties which may result in a lien being placed on the aircraft. Loss of registration could have other adverse effects, including grounding of the aircraft and loss of insurance, which may have an adverse effect on our ability to make payments on the Notes.

        Increased regulation of the aircraft industry may impair our ability to re-lease or sell aircraft.

        The aircraft industry is heavily regulated and aviation authorities may adopt additional regulations in jurisdictions where our aircraft are registered or operated. For example, as a result of the terrorist attacks in the United States on September 11, 2001, installation of enhanced Ground Proximity Warning Systems in all aircraft by 2005 has been mandated by the U.S. Federal Aviation Administration (“FAA”) and the European Joint Airworthiness Authorities and further new security directives are under consideration by a number of aviation authorities. To the extent the cost of complying with such regulations is required to be borne by the Company rather than the lessees, we could incur significant cash expenditures in order to comply with such regulations. Further, additional regulations relating to security and aircraft noise and emissions, may cause us to incur significant costs, depress the value of the aircraft and impair our ability to re-lease or sell aircraft.

         Factors Affecting the Yield to Maturity on the Notes

        Various factors beyond our control may impact the timing of payments to noteholders.

        The yield to maturity on the Notes will vary based on a number of factors, including the amount and timing of all payments and redemptions of the Notes. In addition, the payment experience on the leases and our actual experience with respect to the re-leasing and sale of the aircraft, as well as other events outside of our control, will affect the actual payment experience on and the weighted average lives of the Notes. Early termination or extension options in some of the leases, or lessee defaults or other terminations in other leases, may cause aircraft to be sold earlier or later than expected, resulting in earlier or later payments of principal of the Notes. The exercise of these lease options or the occurrence of such defaults or other termination events cannot be predicted and may be influenced by a variety of economic and other factors, including future interest rates and the availability and market value of aircraft at future dates. Moreover, the weighted average life of one or more classes of Notes may be shortened or extended by, among other things, the extent to which available collections are applied to fund certain reserve accounts or to pay certain costs and expenses of the Company.

        We may be unable to find financially able and willing purchasers of the aircraft at acceptable prices and during the relevant marketing periods. If this scenario were to occur it would affect the timing of and amount of proceeds realized from sales of aircraft. In addition, favorable worldwide and regional economic and political factors, favorable prevailing interest rates and the availability of credit, the interest of corporate, institutional and other investors in purchasing the aircraft as financial assets and the financial resources of potential buyers to purchase aircraft in the amounts and within the time frames or in the order assumed cannot be assured. Lease collections, insurance recoveries, expenses and liabilities will often be dependent upon the actions of third parties, which can be difficult to predict and are generally not within our control. Clearly, many of these factors were adversely impacted by the terrorist attacks of September 11, 2001 and the subsequent depression and financial uncertainty in the aircraft industry. Accordingly, collections and other realizations on the aircraft and the leases could be significantly different or could occur at substantially different times than anticipated or may not occur at all with respect to certain of the aircraft and the leases. As a result, the stream of payments received by a holder of the Notes may not be uniform or consistent.

        The failure of actual experience to match the assumptions may adversely affect the yield on the Notes.

        At the time the Notes were issued, the expected principal balances of the Notes were arrived at based on certain judgments, assumptions and estimates about then future economic events, the aircraft, the leases and our ability to re-lease and sell the aircraft at particular times and for particular prices. There have been significant differences between the then expected results and actual results, both with respect to timing of aircraft re-leasing and aircraft sales and the aggregate lease payments and sale proceeds realized. Further, our assumptions at that time clearly did not anticipate events similar to the terrorist attacks of September 11, 2001 and such events have and are expected to continue to adversely impact our current and future revenue in a manner that the assumptions did not anticipate. It is likely that there will continue to be significant and, possibly, increasing differences between the assumptions and expectations at the time the Notes were issued and actual experience. These differences are expected to adversely affect the yield on the Notes.

         Reliance on Third Parties and Conflicts of Interest

        We rely on third parties to manage our business. Our operations may suffer and we may be unable to make payments on the Notes if our service providers do not perform their obligations to us or if we have to replace them.

        We have no executive management resources of our own. We therefore rely on several service providers for the leasing, re-leasing and sale of the aircraft and all other executive and administrative responsibilities. If these service providers do not perform their contractual obligations to us, our operations may suffer and our revenue available to repay the Notes may be reduced. We can give no assurance that we will continue our arrangements with these service providers or that the service providers will continue their relationship with us until the Notes are paid in full. If a service provider resigns or we terminate its appointment, we may be unable to find suitable replacement service providers that we can engage on suitable terms. Additionally, our appointment of replacement service providers may cause a lowering or withdrawal of the ratings on the Notes. The Administrative Agent has tendered its resignation but, in accordance with the Administrative Agency Agreement, such resignation will not be effective until a suitable replacement has been appointed. Discussions are currently under way to find such a replacement. You should refer to “Item 6 - Directors, Senior Management and Employees – Directors and Senior Management” for detailed information on the responsibilities delegated to service providers.

        Babcock & Brown, as servicer will have conflicts of interest from their other aircraft management activities. We may be unable to re-lease or sell aircraft if they cannot resolve these conflicts.

        Babcock & Brown own and manage other aircraft and may face conflicts of interest in managing and marketing our aircraft for re-lease or sale.

         Our Directors may have conflicts of interest.

        From time to time our Directors may have conflicts of interest that arise as a result of their other relationships in the aviation industry. See “Item 6 - Directors, Senior Management and Employees - Directors and Senior Management.”

         Bankruptcy Risks

        If the Company were to be consolidated with another entity upon such entity’s bankruptcy our assets may be unavailable to repay the Notes and our other obligations.

        We have taken steps, described below, to ensure that our assets and liabilities will not be consolidated with those of any other entity, including WFC, in the event that such entity voluntarily or involuntarily becomes the subject of an application for relief under applicable bankruptcy or insolvency laws. At the time the Notes were issued, we received an opinion of U.S. counsel concluding that neither our activities nor the activities of WFC would result in a court holding that our assets and liabilities should be consolidated with those of WFC in a proceeding under the applicable insolvency laws in the United States. However, there can be no assurance that the circumstances upon which such counsel based its opinion will not change, that a court of competent jurisdiction would not find differently, that such opinion will prove to be correct or that the law of another jurisdiction would not apply.

        In addition, WFC warranted to us, among other things, that upon delivery of the WFC Aircraft to us we would be the owner of the WFC Aircraft, that the sale of the WFC Aircraft by it to us was a “true sale” of the WFC Aircraft to us and that the conveyance was effective to transfer title to us. WFC and the Company have treated the conveyance of the WFC Aircraft as a sale of the WFC Aircraft and transfer of the related lease to us, and we have taken all actions that are required to perfect our ownership interest in the WFC Aircraft and the related lease. However, if WFC were to become a debtor in a bankruptcy case under the U.S. Bankruptcy Code and a creditor or trustee-in-bankruptcy of WFC or WFC itself were to take the position that the sale of WFC Aircraft to us should be recharacterized as a pledge of the WFC Aircraft and the related lease to secure a borrowing of WFC, then delays in payments of lease rentals to us on the WFC Aircraft could occur. A court ruling in favor of any such creditor, trustee or WFC could result in reductions in the amount of such payments and/or forfeiture or subordination of our rights in the WFC Aircraft and the related lease. Such delays or reductions and/or forfeiture also could result in delays or reductions in our ability to make payments on the Notes. If the transfer of the WFC Aircraft and the related lease to us is recharacterized as a pledge or a lien on the property of WFC, our position with respect to WFC would be that of a secured creditor of WFC with a claim in an amount equal to the purchase price of the WFC Aircraft secured by such pledge or lien. On the other hand, if the conveyance of the WFC Aircraft is treated as a sale, the WFC Aircraft and rental payments under the related lease would not be part of WFC’s bankruptcy estate and would not be available to WFC’s creditors. On the Closing Date, we received an opinion of United States counsel concluding that, under applicable state law, the sale of the WFC Aircraft and the related lease would constitute a true sale from WFC to us and should not be characterized as a pledge of these assets to secure a loan from us to WFC. However, there can be no assurance that the circumstances upon which such counsel has based its opinion will not change, that a court of competent jurisdiction would not find differently, that such opinion would prove to be correct or that the law of another jurisdiction would not apply.

         Certain Income Tax Risks

        If payments of principal and interest on the Notes become subject to withholding tax, we will not make additional payments to you.

        We will not make any additional payments to noteholders for any withholding or deduction that is required under applicable law on payments on the Notes. If we are required to make a withholding or deduction, whether because of the implementation of the proposed European Union Savings Directive or for any other reason, we will use reasonable efforts to avoid the application of withholding taxes. If we cannot avoid the withholding taxes, we may redeem the Notes. If withholding taxes are imposed on the Notes and we do not redeem them, we will reduce the amount of interest that you will receive by the amount of the withholding taxes. We have received opinions from our tax advisors that payments on the Notes will not be subject to Jersey or Irish withholding tax. You should be aware, however, that these opinions represent only the best judgment of counsel and are not binding on the applicable tax authorities or the courts. The opinions depend upon certain factual assumptions and the existence of different facts could lead to circumstances not anticipated by counsel.

        Ownership of the Notes entails certain risks regarding the application of the tax laws of Ireland, the United States, Jersey and the jurisdictions in which the Company, its subsidiaries and the lessees are organized, reside or operate. You should refer to “Item 10 - Additional Information – Taxation” for a more detailed discussion of some of the possible tax consequences of owning the Notes.

        Our operations may become subject to income taxes, which would reduce the revenue available to make payments on the Notes.

        Our operations may be subject to the income tax laws of Ireland, the United States, Jersey and other jurisdictions. There is also a risk that the Servicer’s future management of the aircraft might expose the Company and its subsidiaries to tax liabilities outside Ireland and the United Kingdom. If our income is subject to taxation, the revenue available to make payments on the Notes may be reduced.

        If our Irish subsidiary were to lose its Irish tax benefits, the rating agencies may downgrade the Notes and we may be unable to make required Note payments.

        Our Irish tax-resident subsidiary is entitled to certain corporate tax benefits for International Financial Services Center certified companies, including a preferential corporation tax rate of 10% in respect of prescribed leasing operations through December 31, 2005. The loss of these tax benefits could lead to a downgrade in the then current ratings on the Notes and it could also affect our ability to make the required payments on the Notes.

        Upon the scheduled termination of the Irish preferential 10% corporation tax rate on December 31, 2005, the Company’s Irish tax-resident subsidiary will become subject to Irish corporation tax on its net trading income, which would include leasing income, at a 12.5% rate as provided for in the Irish Finance Act of 1999. This legislation provides for non-trading income (for example, deposit interest) to be taxed at 25%. There can be no assurance that these tax rates will not be changed in the future.

        The activities of our service providers or loss of treaty benefits could expose us to United States federal net income taxation, which could harm our ability to make payments on the Notes.

        The Company and its subsidiaries do not expect to have any material United States federal net income tax liability. However, this conclusion may depend, in part, on:

•	the nature of such companies' income and operations, and

•	in the case of the Company’s Irish-resident subsidiary company, qualification for the benefits of the income tax treaty between the United States and Ireland.

        There can be no assurance that the activities of the Servicer, the Administrative Agent and other service providers will not expose the Company and its subsidiaries to United States federal net income tax on part or all of their income, which would reduce the revenue available to make payments on the Notes.

        United States withholding taxes currently apply to one lease, may continue to do so, and may apply to other leases.

        United States federal income withholding taxes at a rate of 30% are applicable to lease payments relating to an aircraft that was re-delivered in October 2002 and was immediately placed on lease to Allegiant Air, a United States airline, and that lease makes no provision for recovery of such taxes from the lessee. The lease to Allegiant Air has a lease expiration date as of the date of completion of the next “C Check” for this aircraft, which date is estimated to be in October 2003. Allegiant Air also has two extension options on the lease. If both extensions were exercised, the estimated date of expiration would be in March 2006. There can be no assurance, however, that any subsequent lease will avoid United States withholding taxes. Likewise, there can be no assurance that other leases will not become subject to United States federal income tax withholding.

         ITEM 4. INFORMATION ON THE COMPANY

         A. History and Development of the Company

        The Company was incorporated in Jersey (registered number 52674) as a private, limited liability company under the Companies (Jersey) Law 1991 on May 13, 1992, for an unlimited duration, and became a public company pursuant to a special resolution passed on June 15, 1992. The registered office of the Company is at Fourth Floor, Forum House, Grenville Street, St. Helier, Jersey, JE2 4UF, Channel Islands and its telephone number is 011-44-1534-824200. The Company has an authorized share capital of 15,000 ordinary shares, $1 par value per share, 10 of which have been issued. All of the issued ordinary shares are held by the Nominees for the benefit of the trustee of the ALPS Trust, a charitable trust established in Jersey.

        The Company has two direct wholly owned subsidiaries, one in each of Ireland and England. The subsidiaries directly or indirectly lease aircraft from the Company and sublease them to operators where commercial or other reasons make it desirable to do so.

        The Company was formed for the purpose of acquiring a portfolio of 14 commercial jet aircraft all of which were subject to operating leases. The Company agreed to purchase such aircraft from GPA and received delivery and legal title from GPA of the aircraft over the four month period from June 23, 1992 to October 30, 1992. One aircraft was sold on March 15, 1996, reducing the fleet size to 13. The WFC Aircraft was purchased on November 27, 1996 from WFC, and on July 24, 1997 the B747-283B aircraft was sold to WFC. Four further aircraft were sold on July 2, 1999, June 27, 2000, October 1, 2002 and December 20, 2002, respectively.

        In June 1996, the Company elected to refinance the Prior Debt through the issuance of the Notes rather than remarketing and selling all 13 aircraft during the one-year period prior to the originally scheduled maturity of the Prior Debt in June 1997. The decision to refinance the Prior Debt was primarily due to the uncertainty as to the ability of the Company to make payment in full on the Old Class B Notes and Old Class M Notes under the then current schedule for sale of the aircraft. In connection with the refinancing of the Prior Debt, the Old Class A Notes and the Old Class M Notes were redeemed and the Old Class B Notes were exchanged for the Class E Notes. The Company believed that the revised schedule for sale of the Company’s then current aircraft portfolio would allow it to realize better returns on such aircraft, because the Company expected at that time to sell such aircraft over a period of five to seven years from the Closing Date (compared to fifteen months under the terms of the Prior Debt).

        The Class A, Class B, Class C and Class D Notes were issued on the Closing Date with an aggregate face amount of approximately $394 million. The proceeds together with cash balances previously held in reserve accounts were utilized to repay the outstanding interest on the Old Notes, the $367 million of outstanding principal on the Old Class A Notes and the Old Class M Notes, the refinancing expenses of $13 million, the premium paid to the holders of certain of the Old Notes of $4 million and to create an aircraft purchase reserve account for the purchase of the WFC Aircraft. In addition, in connection with such refinancing (i) the Old Class B Notes were exchanged for the Class E Notes, and (ii) the Old SM Loan of $78 million was repaid.

        The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the revenue generated by the Company’s leasing operations. The Company is required to sell one or more further aircraft having an aggregate Initial Appraised Value of at least $66,810,000 million by June 27, 2003 in order to comply with the Trust Note Sales Goals. Proceeds from the sale of aircraft are required to be used to pay principal of the Notes in the priority set forth in the Deed of Charge. The Company is reviewing alternatives, including sale of the aircraft, either individually, in a manner designed to ensure compliance with the Trust Note Sales Goals or, in the aggregate, in a manner designed to maximize the amount available to pay outstanding principal and interest to the noteholders. However, selling any of the aircraft in the current industry environment at reasonable prices is extremely difficult and there can be no assurance that we will be able to repay the holders of the Class A and Class B Notes the full amount owed to them when due. Further, based on current projections, we expect to have insufficient funds to repay some of the Class C Note principal and any remaining Class D and Class E Note principal, and we expect to have insufficient funds to pay any further step-up interest due on the Class A, Class B, Class C or Class D Notes or any remaining interest due on the Class D and Class E Notes. An Event of Default occurs if we do not pay interest (excluding additional interest, default interest or step-up interest) on any Note within five days of its due date. This Event of Default has occurred on several occasions when we have had insufficient funds to pay such interest in full to Class D Noteholders. This Event of Default also occurred on several occasions subsequent to fiscal year-ended June 30, 2002, including on the December 16, 2002 interest payment date. We now expect this Event of Default to continue as the Company does not expect to have sufficient funds to pay any further Class D Note interest. See “Item 3 – Key Information – Risk Factors,” and “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and see “Item 13 – Defaults, Dividend Arrearages and Delinquencies” for a discussion of the limited remedies available upon the occurrence of an Event of Default under these circumstances.

        The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. The Deed of Charge requires, to the extent the Company does not repay principal on those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs would only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company has paid some step-up interest, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

        At various times during fiscal year 2002, certain target principal payments scheduled to be paid to holders of Class A and Class D Notes, certain step-up interest payments due to holders of Class A Notes, certain interest payments due to holders of Class D Notes and all interest payments scheduled to be paid to holders of Class E Notes were in arrears. As at the end of fiscal year 2002, these arrears consisted of $0.068 million in Class A Note step-up interest, $0.320 million in Class D Note default interest and $36.068 million in Class E Note interest.

        B. Business Overview

         Business Objectives

        Our business objectives (the “Business Objectives”) are (a) to re-lease certain of the aircraft promptly after the scheduled expiration date of the applicable original lease and to manage the aircraft with a view towards receiving rental payments under the existing leases, and, in the case of any renewed or replacement lease relating to any aircraft, to maximize the amount of any rental payments thereunder so as to be able to make the required payments of interest and principal on the scheduled payment dates with respect to the Senior Trust Notes, (b) to market and sell the aircraft at such times and for such amounts to realize, on an aggregate basis, an amount sufficient to repay in full the Outstanding Principal Balance of each class of the Senior Trust Notes and (c) to the extent consistent with the objective described in clause (b) above, upon the sale of the aircraft, to realize the value of the aircraft on an aggregate basis so as to provide the maximum return to the Company on its investment therein, in all cases taking into account the present and anticipated market conditions affecting the sale of used aircraft and the commercial aviation industry generally. With respect to the re-leasing, marketing and sale of aircraft described in clauses (a) and (b) above, the Deed of Charge provides that our Business Objectives change after certain dates. Accordingly, (i) prior to June 27, 2001 our Business Objectives were to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to each class of Notes and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of all Notes, (ii) from June 27, 2001 through June 26, 2004 our Business Objectives are to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to the Senior Trust Notes and (y) market and sell aircraft to repay the Outstanding Principal Balance of the Senior Trust Notes, and (iii) from June 27, 2004 through June 15, 2006 our Business Objectives will be to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to the senior most class of Notes and (y) market and sell aircraft to repay the Outstanding Principal Balance of the senior most class of Notes.

        The management and administration of the leases and the aircraft is conducted principally by Babcock & Brown, as servicer.

        Aircraft Leasing

        As of June 30, 2002, our fleet of aircraft was comprised of 11 aircraft (two aircraft were sold subsequent to June 30, 2002) , 10 of which were on lease to 8 lessees in 8 countries. As of June 30, 2002, the remaining terms of the leases ranged from approximately two months to four years and eleven months. The following table shows the scheduled terminations by aircraft type and lessee for the leases relating to our aircraft as of June 30, 2002:

Aircraft Type    Lessee                    Month and Year of Expiration
A320 - 200       Air Canada(1)             March 2006
B737 - 300       Malev(2)                  May 2004
B737 - 400       Asiana                    December 2003
B737 - 400       Travel Service            March 2005(3)
B737 - 400       Off lease (4)             N/A
B737 - 500       China Southern            March 2004
B757 - 200       Britannia(5)              August 2002
B767 - 300ER     Air Canada                March 2004
B767 - 300ER     Air Canada                May 2007
MD83             Meridiana                 March 2004
MD83             BWIA(6)                   October 2002
________________
(1)	This aircraft was sold on December 20, 2002.
(2)	This aircraft was sold on October 1, 2002.
(3)	On December 23, 2002 a lease extension was executed to extend the lease expiration date for this aircraft to October 2005.
(4)	A lease for this aircraft was executed with Skynet on December 23, 2002 with a lease expiration date in March 2005. The aircraft is scheduled to be delivered to Skynet in January 2003.
(5)

The scheduled lease expiry date for the Britannia lease was in March 2002, however the aircraft was redelivered to the Company later and in accordance with its terms on August 15, 2002. On August 16, 2002, this aircraft was leased to Air 2000 with a lease expiration date in April 2005.

(6)

This aircraft was re-delivered in October 2002 and was immediately placed on lease to Allegiant Air with a lease expiration date of the date of completion of the next "C Check" for this aircraft. Such date is estimated to be in October 2003. Allegiant Air also has two extension options which could if exercised extend the lease for up to a further two years and six months.

        All of the leases relating to our aircraft are operating leases under which we (i) will not recover fully the cost of each aircraft and (ii) retain the benefit and assume the risk of the residual value of the aircraft. The aircraft are included as assets on our balance sheet and depreciation is charged to income over the estimated useful lives of the aircraft. See “Item 18 – Financial Statements –Statement of Accounting Policies – Aircraft.” Minimum lease rentals in respect of the aircraft are reported as revenue over the term of the lease on a straight line basis. Contingent rents are recorded as the contingency is resolved.

        All leases are on a “net” basis, under which the lessee is responsible for all operating expenses, generally including, without limitation, fuel, crews, airport and navigation charges, taxes, licenses, registration, insurance and certain maintenance costs. However, in some of the more recently executed leases, the Company has agreed to cover certain aircraft maintenance and overhaul costs. Under the provisions of the leases, the lessee may also be obligated to pay an agreed upon charge based on the use of the aircraft as a provision for certain future maintenance costs. Normally, such amounts could be reclaimed by the lessee once the relevant maintenance has been completed by the lessee. The leases contain specific provisions regarding maintenance standards during the terms thereof and regarding the condition of the aircraft upon redelivery to us. The lessee is responsible for compliance with all applicable laws and regulations with respect to the aircraft. We require our lessees to maintain the aircraft in accordance with an approved maintenance program designed to ensure that the aircraft meets applicable regulatory requirements in the jurisdictions where the lessee operates.

        Babcock & Brown, on our behalf, is required to inspect or arrange for the inspection of the condition of each aircraft at least once every 18 months. Generally, we require a security deposit and/or a letter of credit from the lessee as security for the performance of the lessee’s obligations under the lease although this has not been the case for all of the leases. In addition, the leases contain extensive provisions regarding our rights and remedies in the event of a default thereunder by the lessee. Notwithstanding the foregoing, no assurance can be given that all lessees will comply with the terms of their related leases or that all of the lease provisions discussed herein will be enforceable against each lessee. As of December 23, 2002, the aggregate arrears for all lessees was less than $5,000; however, some lessees have at times been significantly in arrears. During the fiscal year ended June 30, 2000, $881,114 was written off as non-recoverable in respect of a debt due from one lessee, Istanbul. As at June 30, 2001, the outstanding debt owed by Istanbul totaled $3,281,502. After offsetting the lessee’s security deposit, default interest and maintenance reserves, $2,373,575 was written off as non recoverable in respect of this lessee’s debts. The lease with Istanbul was terminated on August 24, 2000 and the aircraft was subsequently re-leased.

         Aircraft Fleet

        As of June 30, 2002, our fleet was comprised of 11 aircraft (two aircraft were sold subsequent to June 30, 2002). Our aircraft consist of widebody and narrowbody Stage 3 Aircraft. As of June 30, 2002, two of the aircraft were classified as widebody aircraft, being two Boeing 767-300ERs. The remaining nine aircraft were classified as narrowbody aircraft.

        As of June 30, 2002, our aircraft, divided by manufacturer, were as follows:

         COMPANY FLEET

                                                          Net Book Value
                                                         (in thousands of
Manufacturer         Aircraft Type         Number           dollars)(1)
Boeing               B737 - 300(2)            1              12,004
                     B737 - 400               3              48,891
                     B737 - 500               1              16,113
                     B757 - 200               1              25,930
                     B767 - 300ER             2              77,390

McDonnell Douglas    MD83                     2              21,370
Airbus               A320 - 200(3)            1              21,621
                                             --              ------
Total                                        11            $223,319
                                             ==            ========
______________________
(1)	Net book value in respect of each of the 11 aircraft is stated as of June 30, 2002.
(2)	This aircraft was sold on October 1, 2002.
(3)	This aircraft was sold on December 20, 2002.

         Aircraft Value

        We have obtained three desktop appraisals (without physical inspection) of the appraised base value of each aircraft as of June 2002 from Avitas, AISI and BK. Based on such desktop appraisals, the aircraft (including the aircraft sold subsequent to the fiscal year-end) had an aggregate appraised base value of $242,100,000, $226,810,000 and $295,340,000, respectively, or an average aggregate appraised base value of approximately $254,740,000.

        We obtained desktop appraisals (without physical inspections) of the appraised base values of the 11 aircraft from Avitas, dated May 25, 2001, AISI, dated May 23, 2001, and BK, dated May 18, 2001. On such dates, the aircraft had an average aggregate appraised base value of approximately $292.45 million, calculated as the average of the appraised base values as determined by the Independent Appraisers.

        For the purpose of the valuations, appraised base value is defined by the International Society of Transport Aircraft Trading as the value of the aircraft assuming an arm’s-length, cash transaction between willing and knowledgeable parties, with a reasonable period of time available for marketing, assuming, among other things, sales of the aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assuming the maintenance status of each aircraft with regard to such things as airframe, engines and landing gear to be at its half-life condition (i.e., its condition at midpoint between service intervals), adjusted to account for certain aspects of the actual maintenance status of each aircraft, as provided to the appraisers. Appraised base values, as so determined, are only estimates of resale values in a hypothetical market environment.

        We believe that the reduction in the average appraised base value of the aircraft from $292.45 million as of June 2001 to $254.74 million as of June 2002 representing a reduction of 12.9% of the average appraised base value from the prior year, is due primarily to the ageing of the aircraft and, with respect to certain aircraft, those market conditions which have had a negative effect on aircraft values.

        As discussed in the Statement of Accounting Policies in the Financial Statements contained in Item 18, the Directors undertake a review to determine whether an impairment provision is required in respect of both long-lived assets and aircraft identified for sale. The Directors, in applying SFAS No. 121, have determined that the carrying value for seven of the Company’s aircraft, classified as long-lived assets, is greater than the undiscounted future cashflows in respect of such aircraft and have recorded an impairment provision for these aircraft equal to the difference between their carrying value and fair value.

        In applying SFAS No. 121 the Directors have used average Appraised Current Market Value, which was in aggregate $186,430,000 as at June 30, 2002 for the nine aircraft classified as long-lived assets, and represents the Independent Appraisers’ opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Independent Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm’s length basis.

        Appraised Current Market Values have been estimated by the Independent Appraisers based on value curves from the last downturn in the aircraft market. An Appraised Current Market Value is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the Appraised Current Market Value, particularly in current market conditions as discussed in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

        The Directors believe that, as a result of the factors discussed above and in note 3 of the Financial Statements, the sales value of the long-lived assets in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2002. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

        The application of the accounting policies in the fiscal year ended June 30, 2002 has led to an increase in the impairment provision of $20.321 million. A previous provision was made at June 30, 2001 for $30.259 million. At June 30, 2002 the impairment provision carried forward represents both write-downs to estimated net realizable value less costs to sell (in respect of the two aircraft identified for sale at June 30, 2002) and write-downs to average Appraised Current Market Value (in respect of aircraft classified as long-lived assets).

        Following the terrorist attacks of September 11, 2001 and the subsequent downturn in the airline industry, many airlines have been flying fewer aircraft and downsizing or reducing planned growth of their fleets. In addition, since September 11, 2001 a number of airlines have declared bankruptcy and ceased operations and it is expected that the industry will experience further consolidation as well as additional bankruptcies in the near future. As a result, aircraft owned by or leased to these airlines have been put on the market for sale or lease thereby increasing the supply of available aircraft at a time of decreasing demand. Further, in the current environment there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult. As discussed above, an appraisal is an estimate of value and should not be relied upon as a measure of current sales value. We believe that as a result of all of these factors the sales value of the long-lived assets in the current market

(as compared with the “open, unrestricted stable market environment with a reasonable balance of supply and demand” assumed in the determination of the appraised base values) is significantly less than the average appraised base value and may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2002. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. The effect of the Trust Note Sales Goals contained in the Deed of Charge is to require that we sell one or more further aircraft having an aggregate Initial Appraised Value of at least $66,810,000 by June 27, 2003. There can be no assurance that we will not be forced to sell one or more aircraft in a distressed sale situation. See “Item 3 - Key Information – Risk Factors – Risks Relating to Sales of Aircraft.”

        The foregoing indications of appraised base value provided by the Independent Appraisers do not reflect the value of the leases, maintenance reserves, security deposits or other related collateral, if any. All dollar amounts listed under this subsection are rounded to the nearest $0.1 million.

         Fleet Age Analysis

        The weighted average age of our aircraft by net book value was 11.5 years as of June 30, 2002.

         Lessees

        The lessees of our aircraft as of June 30, 2002, such lessees’ home country and the respective aircraft type and date of manufacture are as set forth below:

Lessee             Country                  Aircraft Type    Date of Manufacture
Air Canada         Canada                   B767 - 300ER     March 1991
                                            B737 - 300ER     August 1991
                                            A320 - 200(1)    March 1992
Asiana             Korea                    B737 - 400       November 1988
BWIA(2)            Trinidad & Tobago        MD83             August 1989
China Southern     People's Republic of     B737 - 500       July 1991
                   China
Malev              Hungary                  B737 - 300(3)    May 1991
Meridiana          Italy                    MD83             July 1989
Travel Service     Czech Republic           B737 - 400       March 1989
Off lease (4)      N/A                      B737 - 400       October 1989
Britannia (5)      United Kingdom           B757 - 200       March 1991
___________________
(1)	This aircraft was sold on December 20, 2002.
(2)	This aircraft is now on lease to Allegiant Air, a United States airline.
(3)	This aircraft was sold on October 1, 2002.
(4)	On December 23, 2002, a lease for this aircraft was executed with Skynet, an Irish airline. Delivery of this aircraft to Skynet is expected to occur in January 2003.
(5)	This aircraft is now on lease to Air 2000, another English airline.

        In fiscal year 2002, two lessees accounted for more than 10% of our leasing revenue (Air Canada 25% and Spanair 20%). There are no leases with respect to which the present value of the lease payments due from the lessee (utilizing a discount rate equal to the average coupon on the Notes) exceeds 10% of the original aggregate principal balance of the Notes.

         Distribution of Revenue by Geographic Area

        The following table sets forth the dollar amount and percentage of total lease revenue attributable to the indicated geographic areas for the period from July 1, 2001 to and including June 30, 2002:

                                        Amount              Percentage
                                   (in thousands of
                                       dollars)
Europe                                  $15,329               46.75
Americas                                $10,076               30.73
Asia/Pacific                             $6,660               22.52
                                         ------               -----
                                        $32,605              100.00%
                                         ======              ======

        Many foreign countries have currency and exchange laws regulating the international transfer of currencies. We attempt to minimize our currency and exchange risks by negotiating our aircraft leasing transactions in U.S. dollars and all letters of credit and any other forms of credit enhancement obtained to support various leases are denominated for payment in U.S. dollars.

        Our revenue and income may be affected by political instability, changes in national policy in the countries where our aircraft operate, competitive pressures and other financial difficulties experienced by certain air carriers, fuel shortages, labor stoppages, recessions and other political or economic events adversely affecting world or regional trading markets or impacting a particular customer. Many of these factors have been adversely impacted by the terrorist attacks in the United States on September 11, 2001 and the subsequent decline in the aircraft industry.

         Regional Concentrations.

        Asia Concentration – At June 30, 2002, 12% of our aircraft by appraised base value at June 30, 2002 were leased by operators in Asia.

        Trading conditions in Asia’s civil aviation industry were adversely affected by the severe economic and financial difficulties in the region in 1998 and 1999. Certain economies in the region have experienced acute difficulties resulting in many business failures, significant depression of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organised financial stability measures. Since 1999, there has been some stabilization and recovery in the economies of this region. A repeat of this downturn in the region’s economies, including as a consequence of the terrorist attacks in the United States of September 11, 2001, the terrorist attacks in Bali of October 12, 2002 and the ongoing threat of terrorist attacks worldwide may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees’ ability to meet their obligations.

        South/Central America Concentration – At June 30, 2002, 6% of our aircraft by appraised base value at June 30, 2002 were leased by an operator in the “emerging markets” in the West Indies. This aircraft was redelivered by the lessee in accordance with its lease terms in October 2002.

        European Concentration – At June 30, 2002, 31% of our aircraft by appraised base value at June 30, 2002 were leased by operators based in “developed” Europe.

        The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in one or more of those countries, particularly if combined with high fuel prices and/or a weak euro, may adversely affect the European lessees’ ability to meet their financial and other obligations. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees’ operations and their ability to meet their obligations under the leases. For a more detailed analysis of possible consequences, see “Item 3 – Key Information – Risk Factors.”

        North America Concentration – At June 30, 2002, 43% of our aircraft by appraised base value at June 30, 2002 were leased by an operator in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major United States airlines have ceased operations. The decline in the airline industry following the terrorist attacks of September 11, 2001 has resulted in further bankruptcies of United States airlines and an increased likelihood of additional bankruptcies of other United States airlines. For a more detailed analysis of possible consequences, see “Item 3 – Key Information – Risk Factors.”

        Off lease aircraft – As at June 30, 2002, one aircraft was off lease representing 8% of our aircraft by appraised base value at June 30, 2002. On December 23, 2002, a lease for this aircraft was executed with Skynet. Delivery of the aircraft to Skynet is expected to occur in January 2003. None of our aircraft are off-lease as of the date hereof.

        Payment History

        As of June 30, 2002 and as of December 23, 2002, there were no material amounts outstanding for more than 30 days for rental payments, maintenance reserves or any other amounts due under the leases.

        Competition

        Our principal business is the provision of aircraft through leasing transactions to aircraft operators. We focus on the leasing of widebody/narrowbody Stage 3 Aircraft. A number of other parties provide aircraft on operating leases similar to those provided by us, including International Lease Finance Corporation, debis AirFinance B.V., Airbus Industrie Financial Services, Boeing Capital Corporation, Pembroke Capital Limited, Ansett Worldwide Aviation Services, GE Capital Aviation Services, Limited, GATX Corporation, AerCo Limited, Airplanes Limited, Airplanes U.S. Trust and others. In addition, there are a number of specialist operators who concentrate on particular regions or types of customers and on specific aircraft types. Furthermore, we face competition from airlines, aircraft manufacturers, aircraft brokers, banks and other financial institutions who may provide aircraft for lease. Many of these parties have access to financial resources substantially greater than those at our disposal, which adversely affects our competitive position. Further, we are also required to sell our aircraft to comply with the Trust Note Sales Goals, including the sale of one or more further aircraft having an aggregate Initial Appraised Value of at least $66,810,000 by June 27, 2003. Many entities sell used aircraft. The competition for the sale of used aircraft is intense, particularly under current market conditions. As discussed in “Item 3 – Key Information – Risk Factors,” the terrorist attacks of September 11, 2001 and other related political and economic factors have significantly increased the supply of aircraft available for sale and significantly decreased demand for the purchase of such aircraft.

         Compliance with Governmental and Technical Regulation

        Our customers are generally subject to a high degree of regulation in the various jurisdictions in which they operate. Such regulation also indirectly affects our business operations. The nature of such regulation ranges from compliance with technical, environmental and airworthiness standards to economic regulation of the market for air travel. Some organizations and jurisdictions have already begun to discuss the further tightening of noise and emissions certification requirements for newly manufactured aircraft. Changes in regulation which are adverse to our interests or our customers could have a significant effect upon our results from operations or the value of our aircraft.

        In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives (“ADs”) requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and relevant manufacturers’ recommendations. We may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft or if an aircraft is off-lease, we would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate the costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds available will be sufficient for such purposes.

        Other governmental regulations may apply to our aircraft, including requirements relating to noise and emissions levels. Such regulations may be imposed not only by the jurisdictions in which the aircraft are registered, but also in jurisdictions where the aircraft operate. Chapter 3 of the Chicago Convention establishes two progressively restrictive noise level standards that correspond to the requirements for Stage 3 Aircraft. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. In addition, local municipalities may have more stringent noise regulations than those applicable to Stage 3 Aircraft.

        Volume 2 of Annex 16 of the Chicago Convention also contains standards and recommendations regarding limitations on vented fuel and smoke and gaseous emissions for aircraft. While a number of countries have adopted regulations implementing these recommendations, such regulations generally have been prospective in nature, requiring only that newly manufactured engines meet particular standards after a particular date. To the extent that these regulations require modifications to the engines owned by us, they would be treated similarly to ADs under the leases.

        Aviation authorities in Europe and North America have recently adopted regulations requiring the installation of enhanced ground proximity warning systems and certain other systems by 2005. Depending on whether the costs of complying with these regulations are borne by us or the lessees, installation of these systems could result in significant cash capital expenditures of approximately $500,000 per aircraft (operated in Europe or North America) by us in 2003 through 2005.

        As a result of the terrorist attacks of September 11, 2001, new security directives may be adopted by aviation authorities. Depending on whether the cost of complying with such directives would have to be borne by us or our lessees, such directives could result in significant cash expenditures by us in the future.

        The FAA has in the last eighteen months announced an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. The estimated cost to implement these modifications is $665,000 per aircraft. We have two MD-80 series aircraft representing 11% of our portfolio by appraised base value at June 30, 2002. We expect these modifications to be implemented for our two MD-80 series aircraft by June 2003. We will incur significant costs in ensuring our two MD-80 series aircraft comply with these standards, which will impact adversely on our results of operations.

        The FAA has issued an AD mandating the replacement of main landing gear shock strut pistons on MD-80 and MD-90 aircraft prior to the accumulation of 30,000 cycles on the existing main landing gear shock strut pistons. The cost for such replacement is approximately $265,000 per aircraft. Depending on warranty credit provided by the manufacturer, the majority of this cost may be claimed from the manufacturer. We have two MD-80 series aircraft representing 11% of our portfolio by appraised base value at June 30, 2002. In the event that warranty credit is not available from the manufacturer for any aircraft, we could incur significant costs in ensuring our MD-80 aircraft comply with these standards, which will impact adversely on our results of operations.

        In July 2001, the FAA issued an AD mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated cost to implement such modifications is approximately $270,000 per aircraft. We have five Boeing 737 aircraft in our portfolio, representing 38% of the portfolio by appraised base value at June 30, 2002. Based on the current cycles completed to date by our Boeing 737 aircraft, our Boeing 737 aircraft are not likely to require these modifications prior to 2005. However, we could incur significant costs in ensuring that our Boeing 737 aircraft comply with these standards, which could impact adversely on our results of operations.

        The FAA has issued an AD mandating a re-design of the rudder systems of Boeing 737 aircraft prior to November 2008. The average cost per aircraft of such modifications is approximately $182,000. We have five Boeing 737 aircraft in the portfolio, representing 38% of the portfolio by appraised base value at June 30, 2002. It is expected that we will incur the full cost of this modification, which will impact adversely on our results of operations.

        The FAA has recently published an AD that requires operators of Pratt & Whitney PW4000 powered Airbus Industrie A300, Airbus Industrie A310, Boeing 747, Boeing 767 and McDonnell Douglas MD-11 aircraft to carry out certain maintenance actions up to and including overhaul in respect of the engines on a repetitive basis. The estimated cost to comply with this AD is approximately $4.4 million per aircraft. We have two PW4000 powered Boeing B767 series aircraft representing 34% of our portfolio by appraised base value at June 30, 2002. The series of engine overhauls required by this AD for these two aircraft are scheduled to be completed in October 2004. It is currently not clear to what extent the engine manufacturer, the Company as owner or our lessees will be responsible for the costs to be incurred to bring these engines into compliance with these new standards. We could incur significant costs in ensuring that our two B767 series aircraft comply with these new standards. This could impact adversely on our results of operations.

         Employees

        We have no employees. Our management is provided by the Servicer, the Administrative Agent, the Financial Consultant, the Cash Manager, the Insurance Advisor and the Company Secretary.

        Insurance

        Pursuant to each lease, we require our lessees to carry the types of insurance which are customary in the air transportation industry, including comprehensive liability insurance and aircraft hull insurance. We further require that we be named as an additional insured on hull and liability policies carried by the lessees. All policies are to contain a breach of warranty endorsement or severability of interest clause so that we continue to be protected even if the operator/lessee violates one or more of the warranties or conditions of the insurance policy. The coverage usually is worldwide, subject to limitations consistent with comparable operators operating similar aircraft on similar routes. The comprehensive liability insurance policies are generally arranged on a combined single limit basis for comprehensive liabilities with an amount not less than $500 million for each widebody aircraft and an amount of not less than $350 million per narrowbody aircraft.

        As a consequence of the terrorist attacks of September 11, 2001, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. Until recently, our lessees have relied on government indemnities to provide coverage for third party liability (other than to passengers) arising from war and terrorism risks, above a greatly reduced ceiling of cover provided by the aviation insurance market as a reaction to the events of September 11, 2001. However, most governments have now terminated their indemnity support and there can be no assurance that our lessees will be able to replace that support by insurance coverage. If such insurance were not purchased or otherwise available from government support, it may be necessary for the relevant aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our revenue which would adversely affect our ability to make payments on the Notes.

        Babcock & Brown, as servicer, monitors the compliance by the lessees with the foregoing requirements relating to insurance to be maintained in respect of the aircraft and, to the extent of any insufficiencies or other problems with respect to the required insurance coverage, negotiates and arranges for appropriate additional insurance coverage.

        C. Organizational Structure

        The Company has two wholly-owned subsidiaries. They are ALPS 92-1 UK Limited incorporated in England and Carotene Limited incorporated in Ireland.

        D. Property, Plants and Equipment

        We have no ownership or leasehold interest in any real property. Our registered and principal office is located at Fourth Floor, Forum House, Grenville Street, St. Helier, Jersey JE2 4UF, Channel Islands. For a description of our interest in other property, see “Item 4 - Information on the Company – Business Overview.”

         ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        A. Operating Results

         The following discussion is based on our financial statements which were prepared under U.S. GAAP. We present our statements in U.S. dollars. Except where otherwise indicated, all dollar amounts listed in this Item 5 are rounded to the nearest $0.1 million.

        We believe that our revenue and expenses were not materially affected by inflation during the period from incorporation to and including June 30, 2002.

         Overview

        We commenced operations in 1992 to acquire and own a portfolio of 14 commercial passenger jet aircraft, re-lease the aircraft as necessary and sell the aircraft in order to provide funds to pay the principal amount of the Company’s debt securities at maturity. Substantially all of our business consists of aircraft operating lease activities and aircraft sales as required to satisfy our Trust Note Sales Goals. We conduct some of our leasing operations through our wholly owned subsidiaries Carotene Limited and ALPS 92-1 UK Limited, which were established for the sole purpose of assisting us in accomplishing our Business Objectives by leasing aircraft from us either directly or indirectly and re-leasing them to operators where tax considerations or other business factors make it desirable to do so. We sold one of our aircraft to GPA in March 1996, bought the WFC Aircraft in November 1996, and sold a B747-283B aircraft to WFC in July 1997. On July 2, 1999, we sold a Fokker 100 aircraft to Besleasing, on June 27, 2000, we sold a A300 B4-200 aircraft to Cebi Aviation S.A., on October 1, 2002 we sold a B737-300 aircraft to JFM Aviation One LLC, and on December 20, 2002 we sold an A320-200 aircraft to Transamerica Aviation, LLC.

        Our net income consists principally of lease revenue and interest income, reduced by interest expense, general and administrative expenses, depreciation and, in some years, a provision for impairment in aircraft values.

        Our results of operations have been and will continue to be determined by significant factors such as (i) conditions in the civil aviation industry for both leased and owned aircraft, (ii) the mix, relative age and popularity of the various aircraft types in our portfolio of aircraft and (iii) our financial resources and liquidity position relative to our competitors, some of whom may possess substantially greater financial resources. We have operated in a difficult financial market environment since our formation in 1992. Although there had been signs of recovery in the civil aviation industry, conditions remained difficult through September 11, 2001 and have deteriorated significantly since the terrorist attacks on that date. Even though the industry is beginning to experience a slight up-turn, at this time industry commentators expect that total passenger levels are unlikely to return to pre-September 11, 2001 levels until 2004 at the earliest.

         Recent Developments

        During the calendar year 2001 there was a downturn in the world economic climate with a consequential negative impact on the operating conditions in the world aviation industry. On September 11, 2001, terrorists hijacked and crashed four United States commercial aircraft causing significant loss of life, property damage and economic disruption. As a result, air travel in the United States was suspended for several days. Further weakened by passenger fears and economic recession, the airline industry has yet to recover. The depressed economic environment throughout much of the world has highlighted the deteriorating business fundamentals in the industry which led to global losses of $11 billion in calendar year 2001, the largest losses in aviation history with losses in calendar year 2002 expected to reach $7.5 billion.

        The effects of the events of September 11, 2001, together with the continuing downturn in the world economic conditions which was already evident before that date, include, among other things, a reduction in demand for air travel, grounding of aircraft by airlines, bankruptcy and/or consolidation of airlines particularly in Europe and the United States, fluctuations in the price of fuel, reduced operations by airlines, increased costs due to new security measures adopted by the relevant aviation authorities, and increased insurance premiums required by the insurance markets. In particular, airlines worldwide are continuing to experience difficulties in maintaining war insurance covering the amounts required under their leases with us and other lessors. Until recently, our lessees have relied on government indemnities to provide coverage for third party liability (other than to passengers) arising from war and terrorism risks, above a greatly reduced ceiling of cover provided by the aviation insurance market as a reaction to the events of September 11, 2001. However, most governments have now terminated their indemnity support and there can be no assurance that our lessees will be able to replace that support by insurance coverage. If such insurance coverage is not purchased or otherwise available from government support, it may be necessary for certain aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our revenue which would adversely affect our ability to make payments on the Notes.

         Lease Revenue

        Revenue decreased in fiscal year 2000 due to the sale of the Fokker 100 aircraft and the A300B4-200 aircraft in July 1999 and June 2000, respectively. Revenue decreased in fiscal year 2001 due to the re-leasing of various aircraft at reduced rates and the downtime of one of our B737-400 aircraft which was subsequently leased to a lessee in India. Revenue decreased further in fiscal year 2002 due to downtime of the B737-400 for approximately three months, reduced revenue from the B757-200 which was on a “power-by-the-hour” lease but was not utilized by the lessee for eight months, and new “power-by-the-hour” leases and lease extensions negotiated with a number of lessees which generally result in reduced and less dependable rental income.

        Our ability to make payments of interest will depend in part on the successful re-leasing of our two aircraft with leases which expire in 2003. See “Item 3 – Key Information - Risk Factors – Risks Relating to Leasing of Aircraft.” Such new leases may bear fixed or floating rate payments. The rental rate achieved upon such re-leasing will be affected by a number of factors including the age, condition and jurisdiction of registration of the aircraft, the perceived credit risk of the lessee, demand for the particular aircraft type, the availability and price of competing new and used aircraft, the market into which the aircraft is leased, the terms of the lease and general economic factors such as interest rates, inflation and the general availability of credit. The decline in the airline industry and the number of bankruptcies have increased the number of aircraft on the market while demand has been dropping. Further, uncertainty with respect to short to medium term future prospects of the aircraft industry has resulted in many aircraft lessees requiring restructuring of leases and many new leases being agreed only on a on “power-by-the-hour” basis. Many new leases and restructurings have also shifted certain aircraft maintenance and overhaul costs to the Company, as lessor. Generally, all lease restructurings result in reduced rates, deferred payments or early returns of aircraft. “Power-by-the-hour” arrangements result in generally lower and less dependable lease revenue. Currently five of our leases are on “power-by-the-hour” arrangements. These conditions, particularly should they continue, are likely to affect our lessees’ ability to make rent and other lease payments, are likely to impair our ability to re-lease aircraft on a timely basis and at favorable rates and are likely to reduce the value of the aircraft for possible sale. These factors have caused and are expected to continue to cause a reduction in our revenue and are likely to have a significant adverse effect on our ability to make payments on the Notes on a timely basis and in full. See “Item 3 – Key Information - Risk Factors Risks Relating to Payments on the Notes.”

        Lease revenue attributable to lessees based in Europe has decreased over the seven year period since fiscal year 1995, decreasing from $22.7 million for fiscal year 1995 to $15.3 million for fiscal year 2002. Lease revenue attributable to lessees based in Asia, has also decreased from $13.6 million to $7.4 million over the same period. Lease revenue attributable to lessees based in North America has decreased from $11.4 million to $8 million and lease revenue attributable to lessees based in South/Central America has decreased from $6.6 million to $2 million over the same period. The decrease in lease revenue attributable to lessees based in Europe, Asia and North America is primarily the result of the portfolio being reduced from fourteen to eleven aircraft during the period and also a result of all aircraft being re-leased at lower rates. The most significant decreases in lease rates have been in respect of the aircraft with “power-by-the-hour” leases and in the reduced lease rates for the two B767-300ER aircraft. In connection with the re-lease or sub-lease of an aircraft, we are required to satisfy certain criteria regarding geographic concentrations and the credit ratings of the countries of domicile of new lessees or sublessees unless we receive confirmation from each applicable rating agency that not doing so will not result in the withdrawal or lowering of such rating agency’s then-current rating of certificates representing interests in any class of the Notes. All our current leases provide for rental payments based on fixed rates (some lessees are based on “power-by-the-hour” fixed hourly rates and others on fixed monthly rates) whereas the interest payments on the Notes are based on fixed and floating rates. A material increase in LIBOR may adversely impact our cash flow in respect of expenses. See “Item 3 – Key Information - Risk Factors - Risks Relating to Payments on the Notes.”

         Sales Revenue

        The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
      Value as of 3 June 1996)               are to be Satisfied
             $65,000,000                        June 27, 2001
            $130,000,000                        June 27, 2002
            $200,000,000                        June 27, 2003
            $454,950,000                        June 27, 2004

        We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

        As discussed above the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002.

        The sale of the B737-300 on lease to Malev was completed on October 1, 2002. The agreed purchase price for this aircraft was $12,308,000 assuming a June 27, 2002 closing date. The ultimate purchase price was adjusted downward by $730,933 to reflect rent received by the Company for this aircraft during the period between June 27, 2002 and October 1, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward to reflect accrued maintenance reserves of $3,358,536 transferred to the purchaser. The purchaser was an affiliate of a Class D Noteholder which exercised its pre-emption right under the Deed of Charge to purchase the aircraft at 102% of the price agreed upon as at June 2002 by the prospective purchaser. The Class D Noteholder received the option to exercise this right because the agreed upon purchase price was below the Class D Note Target Price of $17,252,908. The final purchase price was also below the Class C Note Target Price of approximately $14.7 million as at May 21, 2002.

        Despite extensive efforts to complete the sale of the A320-200, we were informed by the prospective purchaser on November 5, 2002 that it had decided to not proceed with the transaction for reasons outside our control. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the aircraft was sold to a different purchaser on December 20, 2002. The agreed purchase price for this aircraft was $21,124,754 assuming a November 15, 2002 closing date. The ultimate purchase price was adjusted downward by $229,810 to reflect rent received by the Company for this aircraft during the period between November 15, 2002 and December 20, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward by $137,903 to reflect advance rentals received by the Company through January 4, 2003. The agreed purchase price for this aircraft was above the Class C Note Target Price and above the Class D Note Target Price.

        We have directed the Servicer to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, unless market conditions improve, we believe it will continue to be very difficult to comply with the Trust Note Sales Goals set for June 27, 2003 and June 27, 2004.

        To date, the Company has sold $133,190,000 (measured by Initial Appraised Value) of aircraft. Given the current environment for aircraft sales, we can offer no assurance as to whether the Company will be able to comply with the Trust Note Sales Goals for June 27, 2003 or thereafter.

         Impairment

        The Directors undertake a review to determine whether an impairment provision is required in respect of both the nine aircraft classified as long-lived assets and the two aircraft identified for sale.

        This review has determined that the carrying value for seven aircraft, classified as long-lived assets, is greater than the expected undiscounted future cashflows in respect of such aircraft and the Directors have recorded an impairment provision for these aircraft equal to the difference between their carrying value and fair value. For the purpose of measuring impairment losses for long-lived assets, fair value is the average Appraised Current Market Value as calculated by the Independent Appraisers. The average Appraised Current Market Value was in the aggregate $186,430,000 as at June 30, 2002 for the long-lived assets and represents the Independent Appraisers’ opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Independent Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arms length basis.

        Current Market Values have been estimated by the Independent Appraisers based on value curves from the last downturn in the aircraft market. An appraisal is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the Appraised Current Market Value, particularly in current market conditions as discussed in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

        The Directors believe that as a result of the factors discussed above and in note 3 of the Financial Statements the sales value of the long-lived assets in the current market (as compared with the “open, unrestricted, stable market environment with a reasonable balance of supply and demand” assumed in the determination of appraised base values) is significantly less than the average appraised base value and may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2002. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

        The application of the accounting policies in the fiscal year ended June 30, 2002 has led to an increase in the impairment provision of $20.321 million. A previous provision was made at June 30, 2001 for $30.259 million. At June 30, 2002 the impairment provision carried forward represents both write-downs to estimated net realizable value less costs to sell (in respect of the two aircraft identified for sale at June 30, 2002) and write-downs to average Appraised Current Market Value (in respect of aircraft classified as long-lived assets).

         Recently Issued Accounting Standards

        In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on July 1, 2002 and this will be applicable for the year ended June 30, 2003. However, the Directors do not believe that this will have a material effect on the financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS No. 145). SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary items only if they meet the criteria in Accounting Principles Board (“APB”) Opinion No. 30. SFAS No. 145 also requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under sales-leaseback provisions. These amendments and other issues addressed in SFAS No. 145 are not expected to have a material effect on the financial position or results of the Company.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, often referred to as “restructuring costs” and nullified prior accounting guidance with respect to such costs. The Directors believe the impact of SFAS No. 146 will not have a material effect on the financial position or results of operations of the Company.

        Critical Accounting Policies

        We have determined the critical policies by considering those that involve the most subjective decisions or assessments. The most critical accounting policies are those related to adequacy of maintenance reserves, impairment of aircraft values and depreciation methods since these policies involve elements which require us to make assumptions as to matters that are highly uncertain at the time the estimates were made. We also consider the going concern assumption to be a critical element in our financial reporting.

Maintenance Reserves

        In many of the lease contracts the lessee makes a payment into a fund held by the Company, from which the costs of future maintenance checks are reimbursed. The receipts from lessees are held in the maintenance reserve fund, except where the Directors believe that a surplus exists, in which case such a surplus is taken to income as a reduction of expenses. Conversely, the Company also provides for additional maintenance costs which are not expected to be paid out of the maintenance reserves, and such costs are charged to expenses. The determination of the adequacy of the maintenance reserves is based on an analysis of the lease portfolio and reflects and takes into account the judgment of the Directors.

Impairment

        We have adopted SFAS No. 121. In performing the review for recoverability, the Directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, the asset is written down to fair value.

        In determining fair value, the Directors use external valuations. For the purposes of measuring impairment losses for long-lived assets, fair value is the average of the Appraised Current Market Values, as calculated by the Independent Appraisers. An appraisal is an estimate of value and therefore should be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the average Appraised Current Market Value, particularly in the current market conditions. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult. The Directors believe that as a result of these factors the sales value of the aircraft in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2002. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

Depreciation

        Aircraft are recorded at cost and are depreciated at a rate calculated to write off the cost of the assets to their estimated residual value on a straight line basis over their estimated useful economic lives. The determinations of useful life and residual value are critical to the calculation of depreciation. The current estimates of residual value and useful economic lives are 10% of cost, and 25 years from the date of manufacture.

Going Concern

        The consolidated financial statements are prepared on the going concern basis. Although the Company balance sheet shows that there are liabilities considerably in excess of assets, the terms of the Notes are such that, prior to the final maturity of the Notes, the Noteholders are only entitled to receive interest and principal repayments in the event that cash is available. Therefore the Directors believe that the Company is a going concern.

Results of Operations - Fiscal Year Ended June 30, 2002 compared with the Fiscal Year Ended June 30, 2001

         Aircraft Leasing

        Lease revenue, which constitutes substantially all of our revenue, was $32.6 million for the fiscal year ended June 30, 2002, a decrease of 14% from the corresponding figure of $37.9 million for the fiscal year ended June 30, 2001. This decrease was due primarily to downtime of the B737-400 for approximately three months, reduced revenue from the Company’s B757-200 aircraft which was on a “power-by-the-hour” lease but was not utilized by the lessee for eight months, and by reduced rental rates negotiated by a number of lessees.

         General and Administrative Expenses

        General and administrative expenses consist principally of lease management fees, cash management fees, directors’ and officers’ insurance and legal and professional fees. General and administrative expenses have increased from $3.0 million for the fiscal year ended June 30, 2001 to $3.6 million for the fiscal year ended June 30, 2002, an increase of 20%. Lease management fees decreased by 16.5% from $1.4 million in the fiscal year ended June 30, 2001 to $1.2 million in the fiscal year ended June 30, 2002 as a result of lower lease revenue income. Aircraft costs of $0.8 million were incurred in the fiscal year ended June 30, 2002 (none in prior period) as a result of redelivery conditions on an aircraft the lease in respect of which expired during the fiscal year. Our D&O insurance premium increased from $190,000 in the fiscal year ended June 30, 2001 to $445,500 in the fiscal year ended June 30, 2002 due to a general increase in D&O insurance premiums across all industries.

         Depreciation

        Depreciation of $16.4 million was charged for the fiscal year ended June 30, 2002 and $17.6 million for the fiscal year ended June 30, 2001.

        Impairment in Aircraft Values

        In accordance with SFAS No. 121, the Directors of the Company reviewed the carrying value of the aircraft against the sum of the expected undiscounted future cashflows of the aircraft and determined that shortfalls existed for seven aircraft classified as long-lived assets as their carrying value was more than the sum of the expected undiscounted future cash flows of these aircraft. The Directors therefore made an impairment provision for each of these aircraft equal to the difference between their carrying value and their fair value. In respect to the two aircraft classified as available for sale at June 30, 2002, these assets have been included as part of the portfolio at the lower of the carrying amount and their estimated net realizable value less costs to sell. Gains or losses arising on the revaluation of such assets have been taken to the provision for impairment. A provision for impairment of the book value of aircraft of $20.32 million was made for the fiscal year ended June 30, 2002. See “Overview – Impairment” above.

        The decline in the fair value of the aircraft is due primarily to the ageing of the aircraft, and with respect to certain aircraft, those market conditions which have had a negative effect on aircraft values. These conditions have continued to result in a reduction in lease rates.

         Maintenance Reserves

        The Company has provided for future expected lessor AD costs of $7.2 million in respect of four aircraft.

         Bad Debts

         There have been no bad debts during the fiscal year ended June 30, 2002.

Results of Operations - Fiscal Year Ended June 30, 2001 compared with the Fiscal Year Ended June 30, 2000

         Aircraft Leasing

        Lease revenue, which constitutes substantially all of our revenue, was $37.9 million for the fiscal year ended June 30, 2001, a decrease of 12% from the corresponding figure of $43.1 million for the fiscal year ended June 30, 2000. This decrease was due primarily to the downtime of one of our B737-400 aircraft which was not re-leased until the eighth month of the fiscal year 2001 and the lower rental rates of one of our B767-300ERs in particular.

         General and Administrative Expenses

        General and administrative expenses consist principally of lease management fees, cash management fees, directors’ and officers’ insurance, political risk insurance and legal and professional fees. General and administrative expenses have remained constant at $3.0 million for each of the fiscal years ended June 30, 2000 and 2001. Lease management fees decreased by 28.5% from $1.8 million in the fiscal year ended June 30, 2000 to $1.4 million in the fiscal year ended June 30, 2001. Legal and professional fees increased by 38.7% from $0.6 million in the fiscal year ended June 30, 2000 to $0.9 million in the fiscal year ended June 30, 2001.

         Depreciation

        Depreciation of $17.6 million was charged for each of the fiscal years ended June 30, 2000 and 2001.

         Impairment in Aircraft Values

        As at June 30, 2001, our portfolio of aircraft (at that time consisting of 11 aircraft) was valued at $292.45 million, based upon the average appraised valuation of the Independent Appraisers. The net book value of such aircraft on such date was $260.0 million.

        In accordance with SFAS No. 121, the Directors of the Company reviewed the carrying value of the aircraft against the sum of the expected undiscounted future cashflows of the aircraft and determined that shortfalls existed for five aircraft as their carrying value was more than the sum of the expected undiscounted future cash flows of those aircraft. The Directors therefore made an impairment provision for those five aircraft being the difference between their carrying value and their fair value. A provision for impairment of the book value of the five aircraft of $30.3 million was made for the fiscal year ended June 30, 2001. No such provision was made for the fiscal year ended June 30, 2000.

        The decline in the fair value of the five aircraft is due primarily to a reduction in demand for certain older aircraft as a result of a downturn in the world economic climate. These conditions have also resulted in a reduction in lease rates.

         Write back of Maintenance Reserves

        During fiscal year 2001, the Directors updated the previous report on future maintenance exposure obtained in fiscal year 2000. The updated information indicated that future maintenance receipts on existing aircraft are expected to be less than future maintenance payments. Considering the findings of this updated report and the inherent uncertainties in determining the future obligations of the Company to meet future maintenance payments out of the proceeds of future maintenance receipts, the Directors determined that an amount of $5.7 million, that had been credited to the Statement of Operations in previous years, should be written back from the Statement of Operations during the fiscal year ended June 30, 2001.

        In addition, the Company made provisions for lessor contributions of $4.5 million in respect of five of the lessees. Of these contributions, $1.2 million has been provided in respect of maintenance payments that may be required under ADs relating to two of our aircraft. The lessee of these aircraft is not required to pay maintenance accruals to the Company. In accordance with the relevant lease, provisions for lessor contributions of $1.4 million were also made in respect of one of our other aircraft for landing gear and engine overhauls. Further contributions were made relating to the delivery of one of our B737-400 aircraft to Royal Airways, which was entitled to maintenance accruals that had previously been written off against Istanbul’s debt with the Company.

        An amount of $1.0 million was credited in previous fiscal years in relation to a lessee in arrears of $1,531,114 as of June 30, 2000 and an aircraft which was subsequently repossessed. The Directors determined that the $1.0 million previously re-leased should be provided for in the Maintenance Reserve.

        Bad Debts

        During the fiscal year ending June 30, 2001 the Directors, after due consultation and advice from the Servicer and the Company’s legal advisers, determined that the Company should write-off the debt of $3,281,502 owed to the Company by Istanbul. After offsetting Istanbul’s security deposit, default interest and maintenance reserves, $2,373,575 was written off in the Statement of Operations. It was agreed that the costs involved with issuing bankruptcy proceedings against the airline would outweigh any amounts that were likely to be recovered.

B. Liquidity and Capital Resources

         Cash position

        We acquired the original 14 aircraft with a portion of the proceeds we received from the issuance of the Prior Debt. On June 27, 1996, we refinanced the Prior Debt with the issuance of the Notes, the aggregate principal amount of which was $435,110,000 as of June 30, 1997. Operating expenses and payments of interest on and certain payments of principal of the Notes have been satisfied from rental income received by us in respect of the leases as well as sale proceeds.

        We have maintained a positive cash position since our formation. Our cash resources remained static during fiscal year 2002. Our cash resources increased by $1.5 million in fiscal year 2001, primarily as a result of reduced interest and principal payments compared with cash inflows from operating activities during the fiscal year. At June 30, 2002, cash resources equaled $30.2 million compared to $30.2 million at June 30, 2001.

         Cash from Operating Activities

        Net cash provided by operating activities amounted to $16.1 million in fiscal year 2002, $19.2 million in fiscal year 2001 and $14.3 million in fiscal year 2000. This reflects cash received in respect of lease rentals of $31.1 million in fiscal year 2002, $38.1 million in fiscal year 2001 and $42.2 million in fiscal year 2000. Cash paid in respect of interest was $12.33 million in fiscal year 2002 as compared to $19.9 million in fiscal year 2001. Cash paid in respect of interest is paid under the Deed of Charge and is limited to the net cash provided by operating activities. The decrease in net cash provided by operating activities is primarily due to the reduction in lease rental income and the reduction in maintenance receipts less claims paid and interest and principal payments made during the fiscal year ended June 30, 2002. During the fiscal year ended June 30, 2000 there were maintenance payments of $5.6 million primarily in respect of the B737-300 and the B757-200 aircraft. During the fiscal year ended June 30, 2001 there were maintenance payments of $1.7 million primarily in respect of the MD83 and B737-400 aircraft. During the fiscal year ended June 30, 2002, there were maintenance payments of $5.4 million primarily in respect of the MD83 and B737-300 aircraft.

         Cash from Investing and Financing Activities

        In fiscal year 1993, we issued the Prior Debt and received cash of $521.0 million. In addition, we received an escrow payment of $15.5 million from GPA and the Old SM Loan of $78.1 million. These proceeds were used to finance the acquisition of the original 14 aircraft for $521.0 million and the remaining cash balances were invested in bank deposits and commercial paper.

        In March 1996, we sold one aircraft to GPA for $25.0 million. On June 27, 1996, we refinanced the Prior Debt with the issuance of the Notes. Proceeds of $380.6 million were received from the issuance of the Class A, Class B, Class C and Class D Notes, net of expenses. The proceeds together with cash balances previously held in reserve accounts were used to redeem the Old Class A Notes and Old Class M Notes, which were discharged in full pursuant to written instruments entered into by the parties, with the balance of the proceeds of such Notes being held in bank deposits. The Old Class B Notes which were owned by WFC were exchanged by WFC for the Class E Notes, and the Old SM Loan was repaid.

        Since 1996 and as at June 30, 2002, approximately $133 million of principal and $121 million of interest has been paid to the Noteholders.

         The Company's Cash Needs

        At various times during fiscal year 2002, certain target principal payments scheduled to be paid to holders of Class A and Class D Notes, certain interest payments due to holders of Class A and Class D Notes and certain interest payments scheduled to be paid to holders of Class E Notes were in arrears. As at the end of fiscal year 2002, these arrears consisted of $0.068 million in Class A Note step-up interest, $0.320 million in Class D Note default interest and $36.813 million in Class E Note interest. Our current projections for the remainder of fiscal year 2003 indicate that we will not be able to pay any further interest coming due on the Class D Notes.

        The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full principal of those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company has paid some step-up interest, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

        The timing and amount of principal payments on the Notes will be primarily a function of the Target Balances (as such term is defined in the Prospectus) for the respective classes of Notes. Such Target Balances were determined based on certain assumptions, including among other things, assumptions regarding the timing of receipt and amount of proceeds of aircraft sales and lease payments. Our actual experience in selling and leasing aircraft has resulted in proceeds received by us being significantly less than that provided in these assumptions. For the reasons discussed under “Item 3 – Key Information – Risk Factors” and “Item 5 – Operating and Financial Review and Prospectus – Operating Results” we expect that the difference between these assumptions and actual experience will increase as the industry experiences a period of prolonged decline. The Company is working with the Servicer to sell aircraft in the manner we believe most advantageous to the noteholders while attempting to comply with the Trust Note Sales Goals and the Business Objectives. The Company will continue to review alternatives designed to maximize the amount available to pay outstanding principal and interest to the noteholders while attempting to comply with the Trust Note Sales Goals, the Business Objectives and the other requirements of the Deed of Charge. However, there can be no assurance that we will be able to repay the holders of the Class A and Class B Notes the full amount owed to them when due. Further, based on our current projections, we expect to have insufficient funds to repay some of the Class C principal and any remaining Class D and Class E Note principal. Our operative documents restrict our ability to consider many traditional forms of financing and thereby circumscribe the options available to us. We cannot offer any assurance that viable alternative arrangements will be available to us or that any alternative arrangement selected will be successful. See “Item 3 - Key Information – Risk Factors,” “Item 4 - Information on the Company – History and Development of the Company” and “Item 13 – Defaults, Dividend Arrearages and Delinquencies.”

        The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
      Value as of 3 June 1996)               are to be Satisfied
             $65,000,000                        June 27, 2001
            $130,000,000                        June 27, 2002
            $200,000,000                        June 27, 2003
            $454,950,000                        June 27, 2004

        We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

        As discussed above the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002.

        The sale of the B737-300 on lease to Malev was completed on October 1, 2002. The agreed purchase price for this aircraft was $12,308,000 assuming a June 27, 2002 closing date. The ultimate purchase price was adjusted downward by $730,933 to reflect rent received by the Company for this aircraft during the period between June 27, 2002 and October 1, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward to reflect accrued maintenance reserves of $3,358,536 transferred to the purchaser. The purchaser was an affiliate of a Class D Noteholder which exercised its pre-emption right under the Deed of Charge to purchase the aircraft at 102% of the price agreed upon as at June 2002 by the prospective purchaser. The Class D Noteholder received the option to exercise this right because the agreed upon purchase price was below the Class D Note Target Price of $17,252,908. The final purchase price was also below the Class C Note Target Price of approximately $14.7 million as at May 21, 2002.

        Despite extensive efforts to complete the sale of the A320-200, we were informed by the prospective purchaser on November 5, 2002 that it had decided to not proceed with the transaction for reasons outside our control. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the aircraft was sold to a different purchaser on December 20, 2002. The agreed purchase price for this aircraft was $21,124,754 assuming a November 15, 2002 closing date. The ultimate purchase price was adjusted downward by $229,810 to reflect rent received by the Company for this aircraft during the period between November 15, 2002 and December 20, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward by $137,903 to reflect advance rentals received by the Company through January 4, 2003. The agreed purchase price for this aircraft was above the Class C Note Target Price and above the Class D Note Target Price.

        We have directed the Servicer to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, unless market conditions improve, we believe it will continue to be very difficult to comply with the Trust Note Sales Goals set for June 27, 2003 and June 27, 2004.

        To date, the Company has sold $133,190,000 (measured by Initial Appraised Value) of aircraft. Given the current environment for aircraft sales, we can offer no assurance as to whether the Company will be able to comply with the Trust Note Sales Goals for June 27, 2003 or thereafter.

        Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to the Company or the Security Trustee by holders of at least 25% of the aggregate Outstanding Principal Balance of the Notes of any class which has been materially adversely affected by such failure.

        The Deed of Charge further provides that if an Event of Default were to occur and be continuing an Enforcement Notice may only be served by 66 2/3% or more of the aggregate Outstanding Principal Balance of the directing class, which will be Class A so long as any Class A Notes are outstanding.

        The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate Outstanding Principal Balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied the Company would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

        Except as noted below, the Company’s collection account is required to be maintained at a balance equal to $23,907,000 (the “Liquidity Reserve Amount”). Part of the Liquidity Reserve Amount consists of maintenance reserves and security deposits received in cash from certain lessees under the terms of their leases. The Liquidity Reserve Amount may be used to pay for maintenance performed on aircraft, certain contingencies in respect of the aircraft, repayment of cash security deposits and, subject to Board approval, other Company expenses and liabilities, including, among other things, interest due on the Class A, Class B and Class C Notes and costs incurred in removing any lien imposed by Eurocontrol, in performing airworthiness directives on the aircraft or in re-possessing or re-leasing any aircraft, to the extent that available collections are not sufficient therefor, in accordance with the priority of payments set out in the Deed of Charge. The Company must augment the Liquidity Reserve Amount on a monthly basis out of available collections to the extent it is used to pay such interest, costs, expenses or liabilities. The Company may in certain circumstances reduce the Liquidity Reserve Amount. The balance of funds in the collection account may fall below the Liquidity Reserve Amount at any time and the Company may continue to make payments required on the Class A, Class B, Class C and Class D Notes provided that the balance of funds in the collection account does not fall below the “Maintenance Reserve Amount” (currently $10 million). The Company believes its maintenance funding arrangements to be sufficient, based on anticipated future maintenance expenses, to provide the Company with sufficient liquidity to meet its ongoing maintenance liabilities.

C.	Research and Development, Patents and Licenses Not Applicable.

D.	Trend Information

        We have continued to suffer from a very difficult business environment for the commercial aircraft industry in the light of global economic conditions, as exacerbated by the terrorist attacks of September 11, 2001 and the subsequent and continuing political and economic fallout. The resulting reduction in passenger numbers and consequential reduction in flight schedules by airlines, has caused a decline in demand for aircraft. Some carriers have filed for bankruptcy or consolidated, while others, including many of our lessees, have suffered large losses or face severe financial difficulties. Oversupply of aircraft has resulted in increased aircraft downtime, aircraft being parked, a fall in market value of aircraft (especially older technology and less fuel-efficient aircraft or models no longer in production) and lower lease rates throughout the industry. We have ourselves experienced a decline in lease rates upon re-leasing or extensions of leases, an increase in the number of our leases on “power-by-the-hour arrangements, requests from certain of our lessees to restructure their leases and/or allow rental holidays and deferrals, and a decline in sales prices achievable for our aircraft. Further, in new or restructured leases certain aircraft maintenance and overhaul costs have been shifted from our lessees to the Company. We currently expect that the lease rates we will obtain in coming months in respect of new leases or lease extensions for aircraft coming off-lease will be lower and in some cases, significantly lower, than currently contracted lease rates.

        Furthermore, oil prices have been volatile and may rise significantly, particularly if the United States engages in military action in the Middle East, which would have an adverse effect on the ability of our lessees to perform their obligations under the leases. Furthermore, if there is military action in the Middle East, passenger numbers would likely fall.

        Additionally, it has been difficult and expensive for lessees to obtain the level of insurance coverage required under the leases, and in many cases, they rely on short-term government solutions. If these are not renewed and the insurance market does not provide the required coverage, it may be necessary for aircraft to be grounded. Also, new ADs have been issued, and further ADs may be issued, in order to improve security on aircraft, the cost of compliance with which, to the extent that they are not the responsibility of lessees under their leases or if the aircraft are not currently on lease, will be our responsibility.

        We have already experienced a number of rental restructurings, typically involving the rescheduling of rental payments over a specified period and/or the reduction of current rentals usually in return for extensions of the relevant leases. These arrangements can also include forgiveness of amounts in respect of rental arrears. While the Servicer attempts to limit concessions, the current worldwide commercial aircraft market is characterized not only by a large number of weak lessees, but also by overcapacity of available aircraft in almost every aircraft category and restructuring of existing leases is often the only way to keep our aircraft in use and earning revenues. There can be no assurance that we may not have to agree to further restructurings in the future.

        From June 2001 to June 2002, there has been a decline of 12.9% in the appraised base value of our fleet. The appraised base values are based upon the value of the aircraft at normal utilization rates in an open, unrestricted and stable market, and take into account long-term trends, including current expectations of particular models becoming obsolete more quickly, as a result of airlines switching to different models, or lease values for aircraft declining more rapidly than previous predictions. As a theoretical value, the appraised base value is not indicative of market value and it is not likely that we would obtain the appraised base value upon sale of any aircraft, since we might sell at a low point in the business cycle, and since appraised base values are forward-looking.

        See “Item 3 - Key Information - Risk Factors” and “Item 5 - Operating and Financial Review and Prospects – Operating Results” for a discussion of additional trends affecting our operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

         Board of Directors

        Our Directors and their ages, business addresses and principal activities are as follows:

Name                           Age  Business Address         Principal Activities
-----------------------------  ---  ----------------         --------------------
Mr. Frederick W. Bradley, Jr.  75   764 Norgate, Westfield   Retired - Senior Vice
                                    New Jersey, United       President, Citibank,
                                    States 07090             N.A., Citicorp

Mr. G. Adrian Robinson         53   Timbers, Dean Street     Aerospace Consultant
                                    East Farleigh,
                                    Maidstone
                                    Kent ME15 OHS, England

Mr. Robert J. LaForest         48   Whirlpool Financial      Vice President,
(resigned June 12, 2002)            Corporation, Mail Drop   Whirlpool Financial
                                    2200, 2000, North        Corporation
                                    M-63, Benton Harbor,
                                    Michigan, United
                                    States 49022

Mr. Brian L. Chamness          43   1403 W. Lusher Ave.      Consultant, Whirlpool
(appointed June 12, 2002)           Elkhart, Indiana,        Financial Corporation
                                    United States 46517

        The present principal occupation and other affiliations of our Directors are as follows:

        Frederick W. Bradley, Jr. – Mr. Bradley has served as a Director of the Company and as Chairman of the Board since June 15, 1992. From 1969 until 1992, Mr. Bradley was a Senior Vice President of Citibank N.A., in charge of the bank’s global airline and aerospace business having joined Citibank in 1958. Mr. Bradley served as the Chairman of the Board of ALPS 94-1 Limited from June 2, 1994 to October 18, 2001 and as Chairman of the Board of AerCo Limited from June 23, 1998 to October 18, 2001. Mr. Bradley is also a Director of First Citicorp Life Insurance Co., and the Institute of Air Transport Paris, France and is president of the International Air Transport Association’s (IATA) International Airline Training Fund of the United States. Mr. Bradley retired as a Director of America West Airlines, Inc. in 1999 after serving seven years on its Board.

         G. Adrian Robinson - Mr. Robinson has served as a Director of the Company since June 27, 1996. Mr. Robinson has been an aerospace consultant since 1992. From 1990 to 1992, Mr. Robinson was a Deputy General Manager of The Nippon Credit Bank. Until 1989, he was a Managing Director, Special Finance Group, of Chemical Bank, which he joined in 1986. Mr. Robinson has served as a Director of ALPS 94-1 Limited since June 2, 1994, as a Director of AerCo Limited since June 23, 1998 and as the Chairman of the Boards of ALPS 94-1 Limited and AerCo Limited since October 18, 2001. Mr. Robinson also provides consulting services from time to time to Air 2000, one of the lessees.

        Robert J. LaForest – Mr. LaForest served as a Director of the Company from September 13, 2000 to June 12, 2002. Mr. LaForest has been a Vice President of WFC since January 15, 1998 and WFC’s Secretary since January 31, 2000. Mr. LaForest is also Senior Counsel in the law department of WFC’s parent, Whirlpool Corporation. Mr. LaForest was Senior Counsel in the law department of WFC from 1993 until 1998 when he joined Whirlpool’s law department.

        Brian L. Chamness – Mr. Chamness served as a Director of the Company from January 28, 1998 to June 30, 2000 and was re-appointed as a Director on June 12, 2002. Mr. Chamness was a Vice President of WFC from January 1998 to June 2000 and was a member of the Board of Directors of WFC from April 1999 to June 2000. Mr. Chamness currently serves as a consultant to WFC.

         Mr. Bradley and Mr. Robinson both serve for two year terms as Directors, but there is no limit to the number of terms they may serve. Mr. Chamness serves for a term of unlimited duration until removed or replaced by WFC. Mr. Bradley's term expired in the second calendar quarter of 2001, when he was re-appointed to the Board and Mr. Robinson's term expired in the second calendar quarter of 2002, when he was re-appointed to the Board. Mr. Bradley's term expires again in the second calendar quarter of 2003. Mr. Robinson is the Chairman of the Board and a Director of AerCo Limited, a competitor of the Company in the aircraft leasing industry.

        Our Directors are non-executive and we do not and will not have any employees or executive officers. Accordingly, the Board of Directors relies upon the Servicer, the Administrative Agent, the Cash Manager and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements. Certain individuals other than the Directors listed above serve as Directors of various subsidiaries of the Company.

        In accordance with our Memorandum and Articles of Association, the holder of the Class E Notes, currently WFC, is entitled to appoint one member of the Board of Directors. Since June 12, 2002, Mr. Chamness has been the Director elected to the Board by WFC.

Corporate Management

         Servicer

        The Servicer, Babcock & Brown, provides a wide range of services including:

•	lease marketing and negotiation of lease agreements;

•	aircraft sales;

•	aircraft lease management including:

-	calculation, invoicing and collection of cash due under leases;

-	monitoring each lessee's performance of its aircraft maintenance obligations;

-	arranging for aircraft inspections;

-	accepting delivery and redelivery of aircraft;

-	monitoring lessee insurance compliance and arranging for alternative insurance where appropriate and to the extent commercially available;

-	monitoring of cash and lease security provisions;

-	monitoring lessee compliance under the leases;

-	enforcement of our rights under the leases;

•	preparation of budgets;

•	preparation of Board agendas and reports;

•	arranging valuations, and monitoring and advising us on regulatory developments;

•	periodic reporting of operational, financial and other information on our aircraft and leases; and

•	providing us with data and information relating to our aircraft and the commercial aviation industry.

        The Servicer is paid an annual asset based servicing fee of $454,800. The asset based servicing fee is payable monthly in arrears in equal installments.

        The Servicer is paid lease incentive fees which are the aggregate of (i) 1% of the basic rent amount received; (ii) 1% of the basic rent amount due; and (iii) an amount equal to 10% of the amount by which the basic rent is exceeded for each aircraft which is placed on a new lease. The lease incentive fees are payable monthly in arrears.

        The Servicer is also paid a sales incentive fee in respect of the sale of aircraft calculated as follows:

(i)	1.25% of the net sale proceeds up to 87% of the depreciated value of such aircraft; plus
(ii)	15% of the amount by which the net sale proceeds exceed 87% of the depreciated value of such aircraft.

        In certain circumstances, we or the Servicer may terminate the ALPS 92-1 Servicing Agreement.

         Administrative Agent

        The Administrative Agent, Andersen Corporate Services (Jersey) Limited, which is wholly owned by the United Kingdom partnership of Arthur Andersen, provides administrative and accounting services to the Board of Directors including:

•	maintaining the corporate books and records, including our minute book and share register and the register of Notes;

•

making available to us telephone, telecopy, telex and post office facilities, and maintaining our registered office in Jersey, at which it will accept service of process in Jersey and other notices sent to us;

•	providing other general administrative services;

•	providing administrative services to us in connection with the closings of the sale and re-lease of our aircraft;

•	providing various types of accounting assistance;

•	coordinating with the Financial Consultant with respect to various financial matters;

•	assisting us in connection with any hedging strategy;

•

assisting with the preparation, filing and distributions of all reports which need to be prepared, filed and/or distributed by us (including reports required to be filed under the securities laws of the United States but excluding reports relating to the aircraft and the Luxembourg Stock Exchange);

•	coordinating any amendments to the transaction documents (other than the leases), subject to the terms of such agreements and approval by the Board of Directors; and

•	authorizing payment of certain bills and expenses, subject to approvals by the Board of Directors.

        The Administrative Agent may resign on 30 days’ written notice, as long as we have engaged another person or entity to perform the services that were being provided by the Administrative Agent. We may remove the Administrative Agent at any time on account of a material breach of its obligations.

        The Administrative Agent also may be asked by the Board of Directors to provide other administrative services, including such other actions as may be appropriate to facilitate the transactions contemplated by the Prospectus and our operative documents and to assist the Board of Directors in carrying out its duties.

        The Administrative Agent receives an administrative fee of £72,500 per year for its services to the Company.

        The Administrative Agent has tendered its resignation. In accordance with the Administrative Agency Agreement, such resignation will not be effective until a suitable replacement has been appointed. Discussions are currently underway to find such a replacement.

         Cash Manager

        The Cash Manager, Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), provides cash management and related services to us. In the ordinary course of our business, the Cash Manager will inform the Servicer of the aggregate deposits in the collection account on a daily basis and with respect to each payment period, provide such other information as shall be required in connection with our accounts and make disbursements in accordance with the Deed of Charge. The Cash Manager is authorized to invest the funds held by us in the collection account and the lessee funded account in prescribed investments and on permitted terms at our direction.

        In addition, the Cash Manager receives the data provided by the Servicer and the Financial Consultant with respect to the aircraft, leases and other matters and calculates certain monthly payments and makes all other calculations as required under the Cash Management Agreement. The Cash Manager will also provide the Trustee with such information as is required by the Trustee to provide its report to the noteholders.

        The Cash Manager may resign on 30 days’ written notice, as long as we have engaged another person or entity to perform the services that were being provided by the Cash Manager. We may remove the Cash Manager at any time on account of a material breach of its obligations.

        The Cash Manager receives a fee of $17,000 per year for its services to the Company.

         Financial Consultant

        The Financial Consultant, Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), develops financial models, revenue projections and forecasts and provides computational services to assist the Board of Directors in making lease, sale and hedging decisions, and in analyzing the budget. The Financial Consultant may resign on 30 days’ written notice, as long as we have engaged another person or entity to perform the services that were being provided by the Financial Consultant. We may remove the Financial Consultant at any time on account of a material breach of its obligations.

        The Financial Consultant receives a fee of $32,000 per year for its services to the Company.

         Company Secretary

        The Company Secretary, Andersen Secretaries (Jersey) Limited, a company which is wholly owned by the United Kingdom partnership of Arthur Andersen, maintains company books and records, including minute books and stock transfer records. It makes available telephone, telecopy, telex and post office box facilities and will maintain a registered office for the Company.

        The Company Secretary receives a fee of £1,000 per year for its services to the Company. As described above, the Company Secretary has tendered its resignation and a replacement is being sought.

         Auditors

         The Company's auditors are KPMG, Jersey, Channel Islands.

B. Compensation

        All Directors are compensated for travel and other expenses incurred by them in performing their duties as Directors. The Company currently pays each Independent Director a fee of $50,000 per annum, which fee may be increased only in accordance with the Deed of Charge, for his services. Non-Independent Directors receive no remuneration for their services.

        Additionally, Mr. Robinson is paid fees of approximately Euro 6,400 per annum and fees of up to £3,000 per annum as compensation for acting as a Director of the Company’s wholly owned Irish and English subsidiaries, respectively.

         The Company has no other officers.

C. Board Practices

        None of the Directors have service contracts and none of the Directors are entitled to benefits on termination of their employment. The Company does not have a remuneration committee. Subsequent to fiscal year-end the Company established an audit committee which currently consists of the two Independent Directors. Prior to this time, audit committee matters were considered at the regular meetings of the full Board. See “- Directors and Senior Management – Board of Directors” for additional information concerning our Directors.

D. Employees

        Our Directors are non-executive and we do not and will not have any employees or executive officers. Accordingly, the Board of Directors relies upon the Servicer, the Administrative Agent, the Cash Manager, the Financial Consultant and the other service providers for all asset servicing, executive and administrative functions under the service provider agreements.

E. Share Ownership

        None of our Directors own any shares of the Company nor do they have options to purchase shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        Our Ordinary Shares are not listed on any national exchange or traded in any established market. The beneficial ownership of the Ordinary Shares as of the date of this report on Form 20-F is presented below.

BENEFICIAL OWNERSHIP OF THE COMPANY

                     Identity of Person
   Title of Class         or Group          Amount Owned      Percent of Class

  Ordinary Shares       Mourant & Co.            10                 100%
                      Trustees Limited,
                      as trustee of the
                         ALPS Trust,
                        22 Grenville
                           Street,
                         St. Helier,
                       Jersey, Channel
                           Islands

        All ten Ordinary Shares issued are held by the Nominees (five shares each) for the benefit of Mourant & Co. Trustees Limited as trustee of the ALPS Trust, a Jersey charitable trust.

        Under the deed of covenant entered into on June 27, 1996 by Mourant & Co. Trustees Limited as trustee of the ALPS Trust (the “charitable trust trustee”), WFC and the Company, the charitable trust trustee agreed that it will not, and will procure that the Nominees will not, without the prior written approval of the holder of the Class E Notes, transfer any part of the shares in the Company held by them or any interest therein unless the transferee shall enter into a covenant identical to that contained in the deed of covenant in favour of the holder of the Class E Notes (including a covenant not to amend certain provisions of our Articles without the prior written approval of the holder of the Class E Notes).

        See “Item 10 - Additional Information – Articles of Association” for a description of the voting rights available to holders of our Ordinary Shares.

B. Related Party Transactions

        WFC owns the Class E Notes and is entitled to appoint one Director to the Board for as long as it owns such Notes. Currently, Brian Chamness, a consultant to WFC, is the Director serving on the Board at the request of WFC.

C.	Interests of Experts and Counsel Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information. Consolidated financial statements are listed in Item 18. We are not a party to any material legal proceedings.

B.	Significant Changes

        There have been significant changes which have occurred since the date of the annual financial statements. These events are explained in Note 15 of “Item 18 – Financial Statements.”

ITEM 9.    THE LISTING

A.	Listing Details

        The Class A, Class B, Class C and Class D Notes are listed for trading on the Luxembourg Stock Exchange. Additionally, in the United States at least one investment bank makes a secondary market in such classes of Notes, but without any obligation to do so. There can be no assurance that a secondary market will continue or develop further for any class of Notes or that the market will provide liquidity of investment or that it will remain for the term of the Notes.

B.	Plan of Distribution Not Applicable.

C.	Markets

        The Class A, Class B, Class C and Class D Notes are listed on the Luxembourg Stock Exchange.

D.	Selling Shareholders Not Applicable.

E.	Dilution Not Applicable.

F.	Expenses of the Issue Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.	Share Capital Not Applicable.

B.	Articles of Association

        The following summary contains a description of the material provisions of our Memorandum and Articles of Association (which we refer to as our Memorandum and our Articles respectively) and does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles, copies of which are incorporated by reference at Exhibit 1 hereto.

Registration and Objects

        The Company is a public limited liability company incorporated pursuant to the Companies (Jersey) Law 1991 (which we refer to as the Companies Law). We are registered under number 52674 in the register of companies maintained by the Jersey Registrar of Companies.

         Our objects and purposes are set out in paragraph 4 of our Memorandum.

             The purposes of the Company are, inter alia, the following:

•	to own, manage and lease out aircraft,

•	to purchase and dispose of aircraft,

•	to borrow or raise money and to raise or secure the repayment of such sums of money in such manner and upon such terms and conditions as the Directors of the Company shall think fit,

•	to engage in currency exchange and interest rate transactions and any other financial or other transactions of whatever nature, and

•	to establish companies for the purpose of carrying on any business or acquiring and undertaking any property or liability of the Company.

Directors

        We are managed by a Board of Directors which will consist of no more than three persons and no less than two persons at any time. See “Item 6 – Directors, Senior Management and Employees.”

Transactions in which our Directors are Interested

        Our Articles provide that if a Director has disclosed to the Board of Directors the nature and extent of any of his material interests, a Director notwithstanding his office:

•	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

•

may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or which engages in transactions similar to those engaged in by the Company and might present a conflict of interest for such Director in discharging his duties;

•

shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Directors' Compensation

        All Directors are compensated for travel and other expenses incurred by them in the performance of their duties. Our Articles provide for each Independent Director to be paid an aggregate fee of $50,000 per annum for his services (or such higher amount, not exceeding $100,000 per annum, as shall be fixed by the holders of our shares). Our Articles provide that the Director appointed by the holder of the Company’s Class E Notes is not entitled to remuneration for his services. The provisions of our Articles may only be changed by special resolution passed by the holders of our shares (as to which see ‘Changes to Shareholders’ Rights’ below).

Directors' Borrowing Powers

        Our Articles provide for our Directors to exercise all borrowing powers of the Company. The exercise of such powers is limited as a result of the contractual restrictions on our power to borrow contained in the Deed of Charge.

Directors' Age Limits

        There is no provision in our Articles or in the Companies Law as a result of which our Directors would be required to retire from office upon reaching a certain age.

Directors' Share Ownership Requirements

        There is no provision in our Articles or in the Companies Law requiring our Directors to hold shares in the Company in order to be able to hold the position of Director.

Rights, Preferences and Restrictions Relating to Shares

        We have an authorized share capital consisting of 15,000 ordinary shares of $1 nominal value per share of which 10 have been issued and are fully paid (See “Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders”). The rights, preferences and restrictions attaching to the shares are as follows:

         Dividend Rights

        We may distribute dividends to our shareholders from distributable profits in each fiscal year. These distributions are subject to the requirements of the Companies Law. For the purpose of calculating amounts available for distribution, profits and losses must be accumulated in so far as not previously utilized or written off in a reduction or re-organization of capital. Any dividends must be distributed to our shareholders in proportion to their shareholdings. Under our Articles, the holders of the 10 issued shares in the Company are entitled to a fixed cumulative dividend of $1,500 per annum (to the extent the Company has distributable profits in any year) and to any additional dividends paid out of surplus profits of the Company. Under our Articles, dividends not claimed within ten years from the date of declaration shall, if our Directors so resolve, be forfeited and shall from that time belong to the Company.

         Voting Rights

        Each holder of our shares is entitled to one vote per share at any general meeting of our shareholders.

         Rights to share in the Profits

        See “Dividend Rights” above.

         Rights in the Event of Liquidation

        In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be used to pay to the holders of the 10 issued shares in the Company any arrears of the preferential dividend to which they are entitled and the balance, if any, will be distributed to repay in full the nominal value of our shares. Any surplus will then be distributed proportionately among our shareholders in proportion to their shareholdings.

         Redemption of Shares

         Our shares are not redeemable shares.

         Sinking Fund

         Our shares are not subject to any sinking fund.

         Liability to further Capital Calls

         Shareholders are not liable to further capital calls.

         Principal Shareholder Restrictions

        There are no provisions in our Articles or in the Companies Law which would discriminate against any existing or prospective holder of our shares as a result of such shareholder owning a substantial number of shares.

Changes to Shareholders' Rights

        The provisions of our Articles, which set out the rights attaching to our shares, may only be amended by a special resolution (which is a resolution passed either by a majority of not less than two thirds of votes cast in person or by proxy at a meeting of shareholders or passed by way of written resolution signed by or on behalf of each shareholder).

Shareholders' Meetings

        The Company is required to hold an annual general meeting and may also hold extraordinary general meetings. All meetings of our shareholders other than the annual general meeting are called extraordinary general meetings.

        Annual general meetings are convened by the Directors each year and must be held not more than 18 months after the previous annual general meeting. The Jersey Financial Services Commission has the power to call an annual general meeting of a Jersey company if that company fails to do so and the Royal Court of Jersey also has the power in certain circumstances set out in the Companies Law to call a meeting of a Jersey company. The holders of at least one tenth in nominal value of our shares may requisition a meeting of shareholders.

        At least twenty one days’ notice of the annual general meeting and of any meeting at which a special resolution is to be proposed is required. Fourteen days’ notice of any other meeting is required. An annual general meeting may however be held at short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any other meeting may be held at short notice if a majority of shareholders together holding at least ninety five per cent of the shares given a right to attend and vote at such meeting agree.

        All shareholders or their proxies may attend and vote at the annual general meeting and extraordinary general meetings. Resolutions may be proposed either as special resolutions or as ordinary resolutions. A special resolution requires the affirmative vote of a majority of not less than two thirds of votes cast and an ordinary resolution requires the affirmative vote of a simple majority of votes cast.

        The Companies Law contains provisions governing the convening and holding of meetings of shareholders which are reflected in our Articles.

Limitation on Security Ownership

        There are no restrictions under Jersey law or our Articles that limit the right of non-resident or foreign shareholders to hold or exercise voting rights in respect of our shares.

Change in Control

        There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of our subsidiaries. See, however, “Item 7 – Major Shareholders and Related Party Transactions - Major Shareholders” for a description of certain contractual restrictions on the transfer of shares by the existing shareholders.

Disclosure of Share Holdings

        There are no provisions in our Articles or in the Companies Law whereby persons acquiring, holding or disposing of a certain percentage of our shares are required to make disclosure of their ownership percentage.

Jersey Law and our Memorandum and Articles

        The content of our Memorandum and Articles is largely derived from an established body of corporate law and therefore they mirror the Companies Law in their provisions. There are no provisions in our Memorandum and Articles concerning changes of capital where these provisions would be considered more restrictive than that required by the Companies Law.

C.	Material Contracts None.

D.	Exchange Controls

        There are currently no Jersey foreign exchange control restrictions on the payment of interest or principal on the Notes. There are no restrictions under Jersey law or under our Articles that limit the right of non-resident or foreign owners to hold or vote the Notes.

E.	Taxation

Certain Jersey Tax Considerations

        The following summary is based upon advice provided by Mourant du Feu & Jeune (“Jersey Tax Counsel”) as to the tax treatment under Jersey law of the Company and the tax treatment under Jersey law in relation to the purchase, ownership and disposition of the Notes. The discussion is based on an interpretation of laws, regulations, rulings and decisions, including certain letters from the Comptroller of Income Tax in Jersey and the Director of the Jersey Financial Services Department (the functions of which were taken over by the Jersey Financial Services Commission with effect from July 1, 1998), all of which are currently in effect and are subject to change. Any such change may be applied retroactively and may adversely affect the Jersey tax consequences described herein.

         Income Taxes

        The Company will qualify as an “exempt company” under Article 123A of the Income Tax (Jersey) Law 1961, as amended (the “1961 Law”), as long as it makes the returns of information and pays the fees as required by that Article and, subject to concessions obtained from the Comptroller of Income Tax in Jersey, as long as no Jersey resident has a beneficial interest (for purposes of the 1961 Law) in the Company. As an exempt company, the Company will be treated for purposes of the 1961 Law as not resident in Jersey and will pay no Jersey income tax other than on income arising in Jersey (but, by longstanding concession, excluding bank deposit interest arising in Jersey) and on profits of its trade (if any) carried on through an established place of business in Jersey. Based upon the foregoing and the concessions obtained from the Comptroller of Income Tax in Jersey, in the opinion of Jersey Tax Counsel, the Company will not be subject to Jersey income tax.

         Withholding Taxes

        Based upon the Company’s qualification as an exempt company, in the opinion of Jersey Tax Counsel, no withholding tax will be deducted from interest and other amounts paid on the Notes on account of Jersey taxes.

         Other Taxes

        There is no taxation of capital gains (other than with respect to certain tax avoidance transactions) in Jersey. As a result, the capital gains of the Company on its investments will not be subject to taxation in Jersey. There is no value added tax or other relevant taxation in Jersey.

Certain Tax Considerations Regarding Subsidiaries

        The Irish subsidiary is subject to Irish corporation tax at the rate of 10% of its taxable profits.

        The U.K. subsidiary is subject to U.K. corporation tax at an effective rate of between 10% and 20% depending on the level of profits that this subsidiary generates.

F.	Dividends and Paying Agents Not Applicable.

G.	Statement by Experts Not Applicable.

H.	Documents on Display

        The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission, or at our registered office at Fourth Floor, Forum House, Grenville Street, St. Helier, Jersey JE2 4UF, Channel Islands. You may read and copy any documents filed or furnished by us at the SEC’s public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. Our SEC filings since November 1, 2002 are also available to the public on the SEC Internet site (http://www.sec.gov).

I.	Subsidiary Information Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

         Interest Rate Risk and Management

        The leasing revenues of the Company are generated from lease rental payments which are all fixed rate (some leases are based on “power-by-the-hour” fixed hourly rates and others on fixed monthly rates). In general, an exposure to interest rate risk arises when the Company’s fixed and floating interest rate obligations on its Notes do not correlate to the fixed rate lease rental payments for different rental periods. This interest rate exposure can be managed through the use of interest rate swaps and other derivative instruments. Our lease collections are invested based upon recommendations of the Administrative Agent and our other advisors. We have determined that it is not necessary to invest our lease collections in swaps, options or other hedging alternatives. Although we may invest in such instruments if we and our advisors determine that such investments are appropriate, we and our advisors do not currently anticipate any need for such investments in the foreseeable future. There can be no assurance that the strategy adopted to invest or to not invest in such instruments at any time will be effective in protecting your payments of interest in an environment of material increases to LIBOR.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         At various times during fiscal year 2002 and to date, certain regular interest payments due to holders of Class D Notes were in arrears. The Deed of Charge provides that, so long as the Class A, Class B or Class C Notes are outstanding, the only remedy available to holders of Class D Notes for an Event of Default caused by failure to pay regular Class D Note interest is that default interest of 1% of such unpaid interest shall accrue and be owed to holders of Class D Notes in accordance with the priority of payments set forth in the Deed of Charge. As at the end of fiscal year 2002, arrears consisted of $0.068 million in Class A Note step-up interest, $0.320 million in Class D Note default interest and $36.068 million in Class E Note interest. As of December 16, 2002, the unpaid amounts consisted of $0.549 million of Class A Note Target Amount, $0.302 million of Class A Note step-up interest, $1.338 million of Class B Note Target Amount, $0.100 million of Class B Note step-up interest, $2.720 million of Class C Note Target Amount, $0.089 million of Class C Note step-up interest, $2.226 million of Class D Note Target Amount, $0.275 million of regular Class D Note interest, $0.320 million of Class D Note default interest, $0.142 million of Class D Note step-up interest and $40.268 million of Class E Note interest. Our inability, during fiscal year 2002 or to date, to pay these amounts, other than the $0.275 million of regular Class D Note interest (discussed above), does not constitute an Event of Default.

        The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full principal of those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company has paid some step-up interest, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest. Our current projections also indicate that we will not have sufficient funds to pay any further Class D Note interest.

        The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
      Value as of 3 June 1996)               are to be Satisfied
             $65,000,000                        June 27, 2001
            $130,000,000                        June 27, 2002
            $200,000,000                        June 27, 2003
            $454,950,000                        June 27, 2004

        We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

        As discussed above the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002.

        The sale of the B737-300 on lease to Malev was completed on October 1, 2002. The agreed purchase price for this aircraft was $12,308,000 assuming a June 27, 2002 closing date. The ultimate purchase price was adjusted downward by $730,933 to reflect rent received by the Company for this aircraft during the period between June 27, 2002 and October 1, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward to reflect accrued maintenance reserves of $3,358,536 transferred to the purchaser. The purchaser was an affiliate of a Class D Noteholder which exercised its pre-emption right under the Deed of Charge to purchase the aircraft at 102% of the price agreed upon as at June 2002 by the prospective purchaser. The Class D Noteholder received the option to exercise this right because the agreed upon purchase price was below the Class D Note Target Price of $17,252,908. The final purchase price was also below the Class C Note Target Price of approximately $14.7 million as at May 21, 2002.

        Despite extensive efforts to complete the sale of the A320-200, we were informed by the prospective purchaser on November 5, 2002 that it had decided to not proceed with the transaction for reasons outside our control. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the aircraft was sold to a different purchaser on December 20, 2002. The agreed purchase price for this aircraft was $21,124,754 assuming a November 15, 2002 closing date. The ultimate purchase price was adjusted downward by $229,810 to reflect rent received by the Company for this aircraft during the period between November 15, 2002 and December 20, 2002 after netting out notional interest on the purchase price which accrued to the Company’s benefit during this period. The net cash proceeds were further adjusted downward by $137,903 to reflect advance rentals received by the Company through January 4, 2003. The agreed purchase price for this aircraft was above the Class C Note Target Price and above the Class D Note Target Price.

        We have directed the Servicer to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, unless market conditions improve, we believe it will continue to be very difficult to comply with the Trust Note Sales Goals set for June 27, 2003 and June 27, 2004.

        To date, the Company has sold $133,190,000 (measured by Initial Appraised Value) of aircraft. Given the current environment for aircraft sales, we can offer no assurance as to whether the Company will be able to comply with the Trust Note Sales Goals for June 27, 2003 or thereafter.

        Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to the Company or the Security Trustee by holders of at least 25% of the aggregate Outstanding Principal Balance of the Notes of any class which has been materially adversely affected by such failure.

        The Deed of Charge further provides that if an Event of Default were to occur and be continuing an Enforcement Notice may only be served by 66 2/3% or more of the aggregate Outstanding Principal Balance of the directing class, which will be Class A so long as any Class A Notes are outstanding.

        The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate Outstanding Principal Balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied the Company would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

See “Item 3 – Risk Factors,” “Item 4 – Information on the Company – History and Development of the Company” and “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15.

         Not applicable.

ITEM 16.

         Not applicable

PART III

ITEM 17.

         Not applicable

ITEM 18.     FINANCIAL STATEMENTS

         See pages F-1 through F-25.

ITEM 19.    EXHIBITS

1.

Memorandum and Articles of Association of Aircraft Lease Portfolio Securitisation 92-1 Limited (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-4 (Registration No. 333-5650), filed with the Securities and Exchange Commission on September 24, 1996).

8.	List of subsidiaries.

CERTAIN DEFINITIONS AND TECHNICAL TERMS

“A300B4 - 200 aircraft” ..................................	The Airbus A300B4 - 200 aircraft with serial number 127 which we sold to Cebi Aviation S.A. on June 27, 2000.

“Administrative Agency Agreement” ...............

The Amended and Restated Administrative Agency Agreement, dated as of February 5, 2001, between the Administrative Agent, Arthur Andersen and the Company pursuant to which the Administrative Agent maintains the corporate books and records and provides certain administrative and other services to the Company.

“Administrative Agent” ...................................	Andersen Corporate Services (Jersey) Limited.

“ADs”..............................................................	Shall have the meaning set forth on page 33.

“Air Canada” ..................................................	shall mean, with respect to the two B767-300ER aircraft, Air Canada, and with respect to the A320-200 aircraft, Air Canada Capital Limited.

“Air 2000” ......................................................	Air 2000 Limited.

“AISI”..............................................................	Aircraft Information Services, Inc.

“Allegiant Air”..............................................	Allegiant Air, Inc.

“ALPS 94-1 Limited”.....................................	Aircraft Lease Portfolio Securitization 94-1 Limited.

“ALPS 92-1 Servicing Agreement”..................

The Servicing Agreement, dated as of the Closing Date, between the Company and Babcock & Brown pursuant to which Babcock & Brown provides, among other things, certain management services with respect to the leases and certain sales and marketing and re-leasing services with respect to the aircraft to the Company.

“ALPS Trust”...........................................	The charitable trust for whose benefit the Nominees hold 10 Ordinary Shares of the Company.

“Asiana”........................................................	Asiana Airlines, Inc.

“Avitas”.......................................................	Avitas, Inc.

“B747-283B Aircraft”................................	The B747-283B aircraft with serial number 22381 which we sold to WFC on July 24, 1997.

“Babcock & Brown”......................................	Babcock & Brown Limited.

“Besleasing”................................................	Besleasing Mobiliaria - Sociedade de Locacao Financeira S.A.

“BK”.............................................................	BK Associates, Inc.

“Britannia”...................................................	Britannia Airways AB.

“Business Day”...........................................	A day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in London, England and New York, New York.

“Business Objectives”....................................	Shall have the meaning set forth on page 25.

“BWIA”........................................................	BWIA International Airways Limited.

“Cash Management Agreement”...................

The Cash Management Agreement, dated as of the Closing Date, between the Company and the Cash Manager, pursuant to which the Cash Manager provides certain cash management, computational and other related services to the Company.

“Cash Manager”.......................................	Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company).

“China Southern”.......................................	China Southern Airlines.

“Class A Notes”.......................................	The Company's Class A Notes issued on the Closing Date.

“Class B Notes”.......................................	The Company's Class B Notes issued on the Closing Date.

“Class C Notes”.......................................	The Company's Class C Notes issued on the Closing Date.

“Class B Note Target Price”.....................	Shall have the meaning set forth in the Deed of Charge.

“Class C Note Target Price”........................	Shall have the meaning set forth in the Deed of Charge.

“Class D Notes”........................................	The Company's Class D Notes issued on the Closing Date.

“Class D Note Target Price”......................	Shall have the meaning set forth in the Deed of Charge.

“Class E Notes”.....................................	Collectively, the Class E-1 Note and the Class E-2 Note.

“Class E-1 Note”.....................................	The Company's Class E-1 Note issued on the Closing Date in a principal amount of $82,918,150.

“Class E-2 Note”.....................................	The Company's Class E-2 Note issued on the Closing Date in a principal amount of $100.

“Closing Date”........................................	The Closing Date of the refinancing of the Company, June 27, 1996.

“Company”...........................................	Aircraft Lease Portfolio Securitisation 92-1 Limited, a public limited liability company incorporated in Jersey, together with, unless the context otherwise requires, any subsidiaries thereof.

“Company Secretary”...........................	Andersen Secretaries (Jersey) Limited.

“debis AirFinance”...................................	debis AirFinance Ireland plc (formerly known as AerFi Group plc and, prior to that, GPA Group plc), together with its consolidated subsidiaries.

“Deed of Charge”....................................

The Deed of Charge, Assignment and Priorities, dated as of the Closing Date, among the Company, Deutsche Trustee Company Limited (f/k/a Bankers Trustee Company Limited) as security trustee, Deutsche Bank Trust Company Americas (f/k/a/ Bankers Trust Company), the Cash Manager, the Administrative Agent, the Servicer, the holder of the Class E-1 Note and certain other persons to secure, among other things, the Notes.

“Eurocontrol”........................................

European Organisation for the Safety of Air Navigation, the centralized European agency established in 1960 pursuant to an international convention relating to cooperation for the safety of air navigation.

“Event of Default”...................................	An event of default with respect to the Notes under the Deed of Charge.

“Financial Consultant”............................	Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company).

“Fokker 100 aircraft”.............................	The Fokker 100 aircraft with serial number 11287 which we sold to Besleasing on July 2, 1999.

“GPA”...................................................	GPA Group plc (renamed AerFi Group plc, effective November 23, 1998 and renamed debis AirFinance Ireland plc, effective December 20, 2000), together with its consolidated subsidiaries.

“Independent Appraisers”...............................	AISI, Avitas and BK.

“Independent Directors”.................................	Directors of the Company who are independent of holders of the Class E Notes.

“Initial Appraised Value”.................................

The average appraised base value of each of the 14 aircraft owned by the Company on the Closing Date (or, in the case of the WFC Aircraft, acquired by the Company subsequent thereto) as of June 3, 1996 obtained from AISI, Avitas and BK, and as set forth on Exhibit V of the Deed of Charge.

“Insurance Advisor”......................................	Aon Group Limited.

“Istanbul”.....................................................	Istanbul Hava Yollari A.S.

“Jersey Tax Counsel”....................................	Mourant du Feu & Jeune.

“Leases”......................................................	The lease agreements relating to the aircraft.

“LIBOR”......................................................	London Interbank Offered Rate for deposits in U.S. dollars as determined in accordance with the terms of the relevant Note.

“Liquidity Reserve Amount”......................	Shall have the meaning set forth on page 47.

“Malev”.......................................................	Malev RT.

“Meridiana”................................................	Meridiana S.p.A.

“Nominees”................................................	Collectively, Juris Limited and Lively Limited, the nominees for the trustee of the ALPS Trust.

“Notes”......................................................

The Company's Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes. The Notes have been issued pursuant to the Deed of Charge. Holders of each class of the Pass Through Certificates, Series A referenced on the cover page of this Form 20-F derive their rights to payments from the payments due on the related class of the Notes. Therefore, all references to noteholders, Notes and any class thereof throughout this Form 20-F should be read to apply equally to the certificateholders, certificates and any class thereof, respectively.

“Old Class A Notes”.................................	The $208,400,000 Secured Class A1 Floating Rate Notes due 1997, the $104,200,000 Secured Class A2 Floating Rate Notes due 1997 and the $70,400,000 Secured Class

A3 Floating Rate Notes due 1997 issued by the Company.

“Old Class B Notes”......................................	The $104,000,000 Secured Class B Fixed Rate Notes due 1997 issued by the Company.

“Old Class M Notes”.....................................	The $34,000,000 Secured Class M Floating Rate Notes due 1997 issued by the Company.

“Old Notes”..................................................	The Old Class A, Old Class B and Old Class M Notes.

“Old SM Loan”.............................................	The $78,150,000 loan made to the Company pursuant to the Supermezzanine Loan Agreement, dated June 16,1992, among the Company, Citibank, N.A. and Credit Lyonnais, originally payable in 1997.

“Ordinary Shares”.........................................	The Company's 15,000 authorized ordinary shares, par value $1 per share of which 10 have been issued.

“Outstanding Principal Balance”..................

With respect to any of the Notes at any time, the outstanding principal balance as of the Closing Date less all amounts distributed to the holder thereof and allocable to principal thereon on previous Payment Dates.

“Payment Date”.........................................	The 15th day of each month (or, if such day is not a Business Day, the next succeeding Business Day).

“Prior Debt”................................................	The Old Notes and the Old SM Loan.

“Prospectus”................................................	The prospectus related to the Class A, Class B, Class C and Class D Notes, dated January 27, 1997.

“Royal Airways”.........................................	Modiluft Limited, the sublessee of Royal Finance Limited.

“Sale Offer”.................................................	Shall have the meaning set forth in the Deed of Charge.

“Security Trustee”.......................................	Deutsche Trustee Company Limited (f/k/a Bankers Trustee Company Limited).

“Senior Trust Notes”...................................	The Class A, Class B and Class C Notes.

“Servicer”.............................................	Babcock & Brown or any replacement servicer appointed in accordance with the terms of the ALPS 92-1 Servicing Agreement.

“Skynet”.............................................	Skynet Airlines Ltd.

“Spanair”.............................................	Spanair, S.A.

“Stage 3 Aircraft”...............................

An aircraft type that holds or is capable of holding a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention or has been shown to comply with Stage 3 Noise Levels set out in Section 36.5 of Appendix C of Part 36 of the United States Federal Aviation Regulations.

“Travel Service”.................................	Travel Servis a.s.

“Trustee”...........................................	Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company).

“Trust Note Sales Goals”...................

The Company must approve for sale (subject to the rights of the holders of certain Notes to approve sales of aircraft as set forth in Clause 10.10(b)(ii) of the Deed of Charge) sufficient aircraft to meet the Trust Note Sales Goals. The Trust Note Sales Goals require that aircraft having an Initial Appraised Value of at least (i) $65,000,000 be sold by the fifth anniversary of the Closing Date, (ii) $130,000,000 be sold by the sixth anniversary of the Closing Date, (iii) $200,000,000 be sold by the seventh anniversary of the Closing Date and (iv) $454,950,000 be sold by the eighth anniversary of the Closing Date. The Deed of Charge provides that if the Company fails to meet any of the Trust Note Sales Goals set forth in clause (i), (ii) or (iii) above, then, at the direction of the holders of the Class A, Class B, Class C and Class D Notes representing in the aggregate 75% of the Outstanding Principal Balance of such Notes, the Company shall replace the Servicer under the Servicing Agreement and, if the Company fails to meet the Trust Note Sales Goal set forth in clause (iv) above, then, at the direction of the holders of the Class A, Class B, Class C and Class D Notes representing in the aggregate 66 2/3% of the Outstanding Principal Balance of such Notes, the Company shall replace the Servicer under the Servicing Agreement. The Deed of Charge provides that on or after the fifth, sixth, seventh and eighth anniversaries of the Closing Date, if and so long as the aggregate Initial Appraised Value of the aircraft then owned by the Company exceeds $389,950,000, $324,950,000, $254,950,000 and $0, respectively, the Company must accept any Sale Offer in respect of the sale of an aircraft if the proposed sale price is at least equal to the Class C Note Target Price (as defined in the Deed of Charge). On or after the date that is eight years and six months following the Closing Date, the Company must accept any Sale Offer in respect of the sale of an aircraft if the proposed sale price is at least equal to the Note Target Price (as defined in the Deed of Charge) for the then most senior outstanding class of Notes.

“U.S. GAAP”....................................	Generally accepted accounting principles applicable in the United States.

“WFC”...............................................	Whirlpool Financial Corporation.

“WFC Aircraft”................................	The Boeing 767-300ER aircraft with manufacturer's serial number 24952 sold by WFC to the Company on November 27, 1996.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20–F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

Date: December 26, 2002	By: /s/ Frederick W. Bradley, Jr. Frederick W. Bradley, Jr. Chairman of the Board

Sarbanes-Oxley Certification

      I, Frederick W. Bradley, Jr., certify that:

1.	I have reviewed this annual report on Form 20-F of Aircraft Lease Portfolio Securitisation 92-1 Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 26, 2002

By:	/s/ Frederick W. Bradley, Jr. Frederick W. Bradley, Jr. Chairman of the Board[1]

____________________________

1 Aircraft Lease Portfolio Securitisation 92-1 Limited is a special purpose vehicle that does not employ and has not employed an individual as a chief executive officer or chief financial officer and does not have and has not had any employees or officers since its inception. For all executive management functions the Company retains and relies upon its third party aircraft Servicer, Administrative Agent and Cash Manager. These third party service providers are required to perform these executive management functions in accordance with the requirements of the Servicing Agreement, Administrative Agency Agreement and Cash Management Agreement, respectively. With respect to the information contained in the annual report, all information regarding the aircraft, the leases and the lessees is provided by the Servicer pursuant to the Servicing Agreement. The Cash Manager calculates monthly payments and makes all other calculations required by the Cash Management Agreement. Pursuant to the Administrative Agency Agreement, the Administrative Agent uses the information provided by the Servicer and the Cash Manager and other information the Administrative Agent acquires in the performance of its services to Aircraft Lease Portfolio Securitisation 92-1 Limited, to prepare all disclosure (including this annual report) required to be filed with the Securities and Exchange Commission.

All members of the Board of Directors of Aircraft Lease Portfolio Securitisation 92-1 Limited, including the Chairman, are non-executives.

Index to Exhibits

Exhibit No.	Description

1.	Memorandum and Articles of Association of Aircraft Lease Portfolio Securitisation 92-1 Limited (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-4 (Registration No. 333-5650), filed with the Securities and Exchange Commission on September 24, 1996).
8.	List of subsidiaries.

EXHIBIT 8

LIST OF SUBSIDIARIES

1.     Carotene Limited - incorporated in Ireland.

2.     ALPS 92-1 UK Limited - incorporated in England and Wales.

Aircraft Aircraft Lease Portfolio Securitisation
92-1 Limited

Financial Statements for the years ended
June 30 2002, 2001 and 2000
together with independent auditors' report

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Independent Auditors' report

To the Board of Directors and Shareholders of Aircraft Lease Portfolio Securitisation 92-1 Limited:

We have audited the accompanying consolidated balance sheets as of June 30, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ deficit and cashflows for each of the years in the three year period ended June 30, 2002. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in notes 1 and 3 to the financial statements the September 11, 2001 terrorist attacks on the United States have had a significant adverse effect on the aircraft industry in general and on the Group. This event, combined with the slowdown in the airline industry prior to September 11, 2001 has resulted in reductions in aircraft values and lease rates. In addition, airline costs have increased and passenger demand for air travel has declined significantly. These conditions have caused a reduction in the Group’s revenue and have had a significant adverse effect on the Group’s ability to make payments on the Notes on a timely basis and in full. The Group is currently projecting that there will not be sufficient funds to pay step up interest on the Class A, Class B and Class C Notes or interest on and principal of the Class D and Class E Notes or to repay the principal of the Class C Notes in full. As discussed in note 1, the Company is obliged to meet certain “Trust Note Sales Goals” which set out the timetable for the sale of aircraft. During the period between November 5, 2002 and December 20, 2002, the Company was not in compliance with these Goals. Failure to comply with the Goals may, under certain circumstances, constitute an event of default, the consequences of which are described more fully in note 1.

In our opinion the financial statements referred to above present fairly in all material respects, the consolidated financial position of the Group as of June 30, 2002 and 2001, and the results of their consolidated operations and cashflows for each of the years in the three year period ended June 30, 2002, in conformity with generally accepted accounting principles in the United States of America.

KPMG

Chartered Accountants

Jersey

26 December 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Consolidated Statements of Operations

                                            Notes   Year ended   Year ended  Year ended
                                                      June 30,     June 30,    June 30,
                                                          2002         2001        2000

                                                       US$'000      US$'000     US$'000
Revenues
Aircraft leasing                              2,6       32,605       37,948      43,087
Interest income                                            781        1,782       2,011
Profit on sale of aircraft                                   -            -         284
Other income                                                 -            -          26
                                                    ----------   ----------  ----------
                                                        33,386       39,730      45,408
                                                    ----------   ----------  ----------
Expenses
General and administrative expenses                      3,565        3,018       3,025
Interest expense                               7        19,110       27,862      29,591
Amortisation of refinancing costs              13            -        1,176       2,360
Depreciation                                   1        16,360       17,588      17,588
Impairment in aircraft values                  1        20,321       30,259           -
Provision for maintenance                      4         4,569       10,108         960
Bad debt expense                                            77        2,374         881
Interest on lessee deposits                                149          381         312
                                                    ----------   ----------  ----------
Total expenses                                          64,151       92,766      54,717
                                                    ----------   ----------  ----------
Net loss before income taxes                           (30,765)     (53,036)     (9,309)
Income taxes                                   9           (24)         (20)        (20)
                                                    ----------   ----------  ----------
Net loss                                               (30,789)     (53,056)     (9,329)
                                                    ----------   ----------  ----------

The accompanying notes are an integral part of these consolidated financial statements.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Consolidated balance sheets

                                                      Notes       June 30,     June 30,
                                                                    2002         2001
                                                                  US$'000      US$'000

Assets
Cash and cash equivalents                                           6,274        6,342
Restricted cash                                                    23,907       23,907
Trade receivables                                       8           1,487          995
Aircraft - core portfolio                               1         189,693      260,000
Aircraft - available for sale                           1          33,626            -
                                                               ----------   ----------
Total assets                                                      254,987      291,244
                                                               ----------   ----------
Liabilities and shareholders' deficit
  Interest payable                                      7          36,853       30,074
  Prepaid and deferred lease revenue                                  924          740
  Accrued expenses and other liabilities                            9,709        5,315
  Income taxes payable                                                 23           26
  Long-term debt                                        3         319,283      335,490
  Maintenance reserves                                  4          19,023       19,306
  Security deposits                                     5           2,458        2,790
                                                               ----------   ----------

Total liabilities                                                 388,273      393,741
Share capital, 15,000 shares authorised at $1 par
value, 10 shares issued and outstanding                                 -            -
Retained deficit                                                 (133,286)    (102,497)
                                                               ----------   ----------
Shareholders' deficit                                            (133,286)    (102,497)
                                                               ----------   ----------

Total liabilities and shareholders' deficit                       254,987      291,244
                                                               ----------   ----------

The accompanying notes are an integral part of these consolidated balance sheets.

Signed on behalf of the Board:

                            Director

26 December 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Consolidated statement of cash flows

                                            Notes   Year ended   Year ended  Year ended
                                                      June 30,     June 30,    June 30,
                                                          2002         2001        2000

                                                       US$'000      US$'000     US$'000

Net loss for the year                                 (30,789)     (53,056)     (9,329)
Adjustments to reconcile net loss to net
cash provided by operating activities:
  Depreciation                               1          16,360       17,588      17,588
  Amortisation                               13              -        1,176       2,360
  Impairment in aircraft values              1          20,321       30,259          -
  Profit on sale of aircraft                                 -            -       (284)
Changes in:
  Accounts receivable                        8           (492)        2,195       (867)
  Interest payable                           7           6,779        8,010       7,564
  Accrued expenses, other liabilities
and income taxes  payable                                4,391        5,074        (94)
  Prepaid and deferred lease revenue                       184        (120)          13
  Maintenance                                4           (283)        9,489     (1,646)
  Security deposits                          5           (332)      (1,385)       (977)
                                                    ----------   ----------  ----------
Net cash provided by operating activities               16,139       19,230      14,328
                                                    ----------   ----------  ----------

Cash flows from investing activities
  Proceeds from sale of aircraft                             -            -      18,222
                                                    ----------   ----------  ----------
Net cash provided by investing activities                    -            -      18,222

Cash flows from financing activities
  Repayment on long term debt                3        (16,207)     (17,641)    (35,504)
  Dividends relating to a prior year                         -          (2)           -
                                                    ----------   ----------  ----------
Net cash used in financing activities                 (16,207)     (17,643)    (35,504)
                                                    ----------   ----------  ----------
Net (decrease)/increase in cash and cash
equivalents                                               (68)        1,587     (2,954)
Cash and cash equivalents at start of                   30,249       28,662      31,616
year
                                                    ----------   ----------  ----------
Cash and cash equivalents at end of year                30,181       30,249      28,662
                                                    ----------   ----------  ----------

The accompanying notes are an integral part of these financial statements.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholders' Equity

                               Shares      Shares        Share     Retained   Shareholders'
                           Authorised      Issued      Capital     Earnings         Equity
                           ----------  ----------   ----------    ----------  ------------
                                                      US$'000       US$'000        US$'000

Balance June 30, 1999           15,000         10           -      (40,112)       (40,112)
Net loss                             -          -           -       (9,329)        (9,329)
                            ---------- ----------  ----------    ----------     ----------

Balance June 30, 2000           15,000         10           -      (49,441)       (49,441)
Net loss                             -          -           -      (53,056)       (53,056)
                            ---------- ----------  ----------    ----------     ----------

Balance June 30, 2001           15,000         10           -     (102,497)      (102,497)
Net loss                             -          -           -      (30,789)       (30,789)
                            ---------- ----------  ----------    ----------     ----------
Balance June 30, 2002           15,000         10           -     (133,286)      (133,286)
                            ---------- ----------  ----------    ----------     ----------

The accompanying notes are an integral part of the consolidated financial statements.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Organisation of Group

Background
Aircraft Lease Portfolio Securitisation 92-1 Limited (the “Company”) was incorporated in Jersey, Channel Islands as a private company on May 13, 1992 and was re-registered as a public company on June 15, 1992. The Company has two wholly owned subsidiaries, Carotene Limited, a company incorporated in the Republic of Ireland, and ALPS 92-1 UK Limited, a company incorporated under the laws of England and Wales (together the “Subsidiaries” and, together with the Company, the “Group”).

The Company was formed for the purpose of acquiring a portfolio of 14 commercial jet aircraft all of which were subject to operating leases. The Company agreed to purchase such aircraft from debis AirFinance (formerly known as AerFi Group plc and, prior to that, GPA Group plc) and received delivery and legal title from GPA Group plc of the aircraft over the four month period from June 23, 1992 to October 30, 1992. One aircraft was sold on March 15, 1996, reducing the fleet size to 13. An additional aircraft (the “WFC Aircraft”) was purchased on November 27, 1996 from Whirlpool Financial Corporation (“WFC”) and on July 24, 1997 one aircraft was sold to WFC and the fleet of aircraft was reduced from 14 to 13. Two aircraft were sold in the year ended June 30, 2000 reducing the fleet size to 11. At June 30, 2002 two aircraft had been identified for sale. These two aircraft were subsequently sold on October 1, 2002 and December 20, 2002, respectively.

In June 1996 the Company elected to refinance the debt raised to finance the initial aircraft acquisition in 1992 (the “Prior Debt”) through the issuance of notes (the “Notes”) rather than remarketing and selling all 13 aircraft during the one-year period prior to the originally scheduled maturity of the Prior Debt in June 1997. The decision to refinance the Prior Debt was primarily due to uncertainty as to the ability of the Company to make payment in full on the Old Class B Notes and Old Class M Notes under the then current schedule for sale of the aircraft. In connection with the refinancing of the Prior Debt, the Old Class A Notes and the Old Class M Notes were redeemed and the Old Class B Notes were exchanged for the Class E Notes which are held by WFC. The Company believed that the revised schedule for sale of the Company’s then current aircraft portfolio would allow it to realise better returns on such aircraft, because the Company expected at that time to sell such aircraft over a period of five to seven years from June 1996 (compared to fifteen months under the terms of the Prior Debt).

The Class A, Class B, Class C and Class D Notes were issued on June 27, 1996 with an aggregate face amount of approximately US$394 million. The proceeds together with cash balances previously held in reserve accounts were utilized to repay the outstanding interest on the Prior Debt, the US$367 million of outstanding principal on the Prior Debt, the refinancing expenses of US$13 million, the premium paid to the holders of certain of the Prior Debt of US$4 million and to create an aircraft purchase reserve account for the purchase of the WFC Aircraft. In addition the super mezzanine loan of US$78 million was repaid by the Company in connection with such refinancing.

Upon receipt of the proceeds of the Notes, the mortgages over the aircraft and the security in respect of the leases and certain other property in favour of the previous security trustee were released and transferred to the new security trustee, Bankers Trustee Company Limited (now renamed Deutsche Trustee Company Limited) (the “Security Trustee”), for the benefit of the holders of the Notes.

Background (continued)

The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the cash flows generated by the Group’s leasing operations. Proceeds from the sale of aircraft are required to be used to pay principal of the Notes in the priority set forth in the deed of charge entered into by the Company on June 27, 1996 (the “Deed of Charge”).

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Statement of Accounting Policies

Basis of preparation
The accounting policies followed in the preparation of the accompanying consolidated financial statements conform with generally accepted accounting principles in the United States.

The consolidated financial statements are prepared on the going concern basis and under the historic cost convention and are stated in US dollars, which is the principal operating currency of the Group and of the aviation industry. Although the Group balance sheet shows that there are liabilities considerably in excess of assets, the terms of the Notes are such that, prior to the final maturity of the Notes, the Noteholders are only entitled to receive interest and principal repayments in the event that cash is available. Therefore the Directors believe that the Group is a going concern.

Basis of consolidation
The consolidated financial statements include the results of the Subsidiaries. All intercompany profits, transactions and account balances have been eliminated in the consolidated financial statements.

Revenue recognition
The Group enters into operating leases with aircraft operators. Rental income from operating leases is recorded on a straight line basis as revenue as it is earned. Lease rentals are paid in accordance with individual lease agreements, and are paid in a mixture of in advance and in arrears. Some lease rentals are based on “power by the hour” fixed hourly rates and others on fixed monthly rates. Revenue from leases with escalating or scheduled rental increases (“stepped rentals”) is spread evenly over the lives of those leases.

Maintenance reserves
In most lease contracts the lessee has the obligation for maintenance costs on airframes and engines, and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a fund held by the Group, from which maintenance expenditures for major checks are disbursed. The balance of these funds is included in the provision for maintenance except where the directors estimate that a surplus exists, in which case any surplus is taken to income as a reduction of expenses. In addition, the Group may incur maintenance costs on the re-leasing of the aircraft due to the requirement to restore the aircraft to an acceptable maintenance condition prior to leasing. In some lease contracts, the Group is required to make a contribution to the fund if the maintenance expenditure exceeds the amount in the fund.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Statement of Accounting Policies

Taxation
The Company has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of £600 per annum. Taxation is provided on the profits of the Subsidiaries at the current rates.

Aircraft
Aircraft have been divided into two classes: (i) Long-lived assets and (ii) Aircraft identified for sale at the balance sheet date.

Long-lived assets
Long-lived assets are stated at cost less accumulated depreciation less accumulated impairment provisions. Cost comprises the net purchase price of the aircraft acquired by the Company. The aircraft are depreciated on a straight line basis so as to write off the cost of the assets to a residual value of 10% over a period of 25 years from the date of manufacture. The estimates of useful lives, depreciation rates and residual values are reviewed periodically by the Directors of the Company.

The Directors have applied Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for the Impairment of Long-Lived Assets, as at June 30, 2002 and in all prior years since this accounting standard came into force. Under the terms of this accounting standard, the Directors of the Company review the carrying value of the aircraft against the sum of the undiscounted future cashflows including the estimated eventual sales values of the aircraft. This review has determined that shortfalls exist for seven aircraft, classified as long-lived assets, where their carrying value was greater than the sum of these undiscounted cashflows.

The application of SFAS No. 121 has resulted in an impairment provision for these aircraft equal to the difference between their carrying value and fair value.

In determining fair value, the Directors use external valuations. For the purposes of measuring impairment losses for long-lived assets, fair value is the average of the “Appraised Current Market Values”, as calculated by three independent professional aircraft appraisers (the “Appraisers”).

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Statement of Accounting Policies

Aircraft (continued)

Aircraft identified for sale

Aircraft identified for sale are defined as those where there were active discussions being held at June 30, 2002 with specific identified buyers. In respect of these aircraft held for sale, the asset is separately identified and included as part of the portfolio at the lower of the carrying amount and its estimated net realizable value less costs to sell. Gains or losses arising on the revaluation of such assets are taken to the provision for impairment.

Cash and cash equivalents
Cash and cash equivalents include demand deposits with banks and all highly liquid investments with an original maturity of 3 months or less.

Restricted cash
Except as noted below, the Company’s collection account is required to be maintained at a balance equal to US$23,907,000 (the “Liquidity Reserve Amount”). Part of the Liquidity Reserve Amount consists of maintenance reserves and security deposits received in cash from certain lessees under the terms of their leases. The Liquidity Reserve Amount may be used to pay for maintenance performed on aircraft, certain contingencies in respect of the aircraft, repayment of cash security deposits and, subject to Board approval, other Group expenses and liabilities, including, among other things, interest due on the Class A Notes, Class B Notes and Class C Notes and costs incurred in removing any lien imposed by Eurocontrol, in performing airworthiness directives on the aircraft or in re-possessing or re-leasing any aircraft, to the extent that available collections are not sufficient therefor, in accordance with the priority of payments set out in the Deed of Charge.

The Company must augment the Liquidity Reserve Amount on a monthly basis out of available collections to the extent it is used to pay such interest, costs, expenses or liabilities. The Company may in certain circumstances reduce the Liquidity Reserve Amount. The balance of funds in the collection account may fall below the Liquidity Reserve Amount at any time and the Company may continue to make payments required on the Class A Notes, Class B Notes, Class C Notes and Class D Notes provided that the balance of funds in the collection account does not fall below the “Maintenance Reserve Amount” (currently US$10 million).

Political risk insurance
The Group paid political risk insurance premiums in respect of certain aircraft to its insurers in the fiscal years ended June 30, 2001 and June 30, 2000. These were recoverable under most leases from the lessee and are included in amounts billed to aircraft operations. The Group recognises the insurance premiums paid as an expense and accounts for the amount recovered from lessees on an accruals basis. No political risk insurance premiums were paid by the Group in the fiscal year ended June 30, 2002.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Statement of Accounting Policies

Foreign currency
Transactions in foreign currencies are translated into US dollars at the exchange rate prevailing as of the date of the transaction. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange prevailing at the year end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included in the Statement of Operations. The Group’s foreign currency transactions are not significant, as all revenues and most costs are denominated in US dollars.

Use of estimates
In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts of reported assets and liabilities as of the date of the financial statements. The same is true of revenues and expenses reported for the year. Actual results could differ from those estimates.

The determination of the maintenance provision is based on an analysis of the lease portfolio and reflects an amount which, in the Directors’ judgement, is adequate to provide for all potential costs at the balance sheet date.

Bad debt provision
The Directors review all outstanding debtors and full provisions are made for those amounts believed to be unrecoverable.

Recently Issued Accounting Standards
In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Group adopted SFAS No. 144 on July 1, 2002 and this will be applicable for the year ended June 30, 2003. However, the Directors do not believe that this will have a material effect on the financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS No. 145). SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary items only if they meet the criteria in Accounting Principles Board (“APB”) Opinion No. 30. SFAS No. 145 also requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under sales-leaseback provisions.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Statement of Accounting Policies

Recently Issued Accounting Standards (continued)
These amendments and other issues addressed in SFAS No. 145 are not expected to have a material effect on the financial position or results of the Group.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, often referred to as “restructuring costs” and nullified prior accounting guidance with respect to such costs. The Directors believe the impact of SFAS No. 146 will not have a material effect on the financial position or results of operations of the Group.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 Aircraft

                                                              June 30,     June 30,
                                                                 2002         2001
                                                              US$'000      US$'000

Cost less impairment
Beginning of year                                             378,524      408,783
Impairment write-down                                         (20,321)     (30,259)
Reclassification to aircraft available for sale               (53,797)           -
                                                            ----------   ----------
End of year                                                   304,406      378,524
                                                            ----------   ----------

Accumulated depreciation
Beginning of year                                             118,524      100,936
Depreciation expense                                           16,360       17,588
Reclassification to aircraft available for sale               (20,171)           -
                                                            ----------   ----------
End of year                                                   114,713      118,524
                                                            ----------   ----------
Net carrying value - core portfolio                           189,693      260,000
Net carrying value - available for sale                        33,626            -
                                                            ----------   ----------
                                                              223,319      260,000
                                                            ----------   ----------
Average Appraised Base Value at end of year (unaudited)       254,740      292,450
                                                            ----------   ----------

The “Appraised Base Values” represent the Appraisers’ opinion of the underlying economic value of an aircraft assuming an arm’s-length, cash transaction between willing and knowledgeable parties, with a reasonable period of time available for marketing, assuming, among other things, sales of the aircraft in an open, unrestricted stable market environment with a reasonable balance of supply and demand, and assuming the maintenance status of each aircraft with regard to such things as airframe, engines and landing gear to be at its half-life condition (i.e. its condition at midpoint between service intervals), adjusted to account for certain aspects of the actual maintenance status of each aircraft, as provided to the Appraisers.

As discussed in the Statement of Accounting Policies, the Directors undertake a review to determine whether an impairment provision is required in respect of both long-lived assets and aircraft identified for sale. The Directors have determined that the carrying value for seven aircraft, classified as long-lived assets, is greater than the undiscounted future cashflows in respect of such aircraft and have recorded an impairment provision for these aircraft equal to the difference between their carrying value and fair value.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 Aircraft (continued)

In applying SFAS No. 121 the Directors have used average Appraised Current Market Value, which was in aggregate US$186,430,000 as at June 30, 2002 for the core portfolio, and represents the Appraisers’ opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm’s length basis.

Current Market Values have been estimated by the Appraisers based on value curves from the last downturn in the aircraft market. An appraisal is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the Appraised Current Market Value, particularly in current market conditions as discussed in note 3. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

The Directors believe that as a result of the factors discussed above and in note 3 the sales value of the long-lived assets in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2002. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

The application of the accounting policies in the current year has led to an increase in the impairment provision of US$20.321 million. A previous provision was made at June 30, 2001 for US$30.259 million.

At June 30, 2002 the impairment provision carried forward represents both write-downs to estimated net realisable value less costs to sell (in respect of the two aircraft identified for sale at the balance sheet date) and write-downs to appraised values (in respect of long-lived assets).

The decline in the fair value of the aircraft is due primarily to the ageing of the aircraft and, with respect to certain aircraft, those market conditions (described in note 3) which have had a negative effect on aircraft values. These conditions have also resulted in a reduction in lease rates.

Pursuant to the Deed of Charge the Company is obliged to meet certain “Trust Note Sales Goals” which required the Company to sell one or more aircraft having an aggregate Initial Appraised Value of at least US$54.33 million by June 27, 2002. The ‘Initial Appraised Value’ of each of the aircraft was determined in June 1996 immediately prior to the refinancing transaction undertaken by the Company.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 Aircraft (continued)

In order to meet the Trust Note Sales Goals the Company had entered into non-binding agreements to sell a B737-300 aircraft (MSN 24914 on lease to Malev) and an A320-200 aircraft (MSN 283 on lease to Air Canada) to two separate purchasers by June 27, 2002. These aircraft are therefore classified as available for sale as at June 30, 2002.

The sale of MSN 24914 was completed on October 1, 2002. Despite extensive efforts to complete the sale of MSN 283, the Company was informed by the prospective purchaser on November 5, 2002 that it had decided not to proceed with the transaction for reasons outside the Company’s control. MSN 283 was subsequently sold to a different purchaser on December 20, 2002. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 to December 20, 2002.

To date, the Company has sold US$133.19 million (measured by Initial Appraised Value as of June 3, 1996) of aircraft. The effect of the Trust Note Sales Goals is to require the Company to sell one or more further aircraft having an aggregate Initial Appraised Value of US$66.81 million by June 27, 2003.

Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an event of default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to the Company or the Security Trustee by holders of at least 25% of the aggregate outstanding principal balance of the Notes of any class which has been materially adversely affected by such failure. The Deed of Charge further provides that if an event of default were to occur and be continuing, an enforcement notice may only be served by 66 2/3% of the aggregate outstanding principal balance of the directing class of the Noteholders, which will be Class A so long as any Class A Notes are outstanding. The Deed of Charge further provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace Babcock & Brown, the Group’s aircraft servicer (the “Servicer”) at the direction of Noteholders representing at least 75% of the aggregate outstanding principal balance of the Class A, the Class B, the Class C and the Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and the Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied the Company would be required to accept any sale offer for any aircraft if such an offer was at or above the Class C Note Target Price (as defined in the Deed of Charge).

The market conditions described in note 3 have had a significant adverse effect on aircraft values in general and therefore have negatively impacted the price of the aircraft sold subsequent to year end, and are also expected to impact on future sales prices.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2 Operating leases
As at June 30, 2002, ten of the aircraft are leased on operating leases to eight lessees. As at June 30, 2002 there was one aircraft off-lease.

The following is a schedule of future minimum rental payments receivable under operating leases as of June 30, 2002. A number of leases operate on a “power by the hour” basis and, as such, future rentals are dependent upon lessee usage. Some of these “power by the hour” leases have no minimum rentals and are therefore not included in the schedule.

As at June 30, 2002, the lease for one of the Company’s aircraft, representing 5.74% of the aircraft portfolio by appraised base value at June 30, 2002 was scheduled to expire before June 30, 2003. This aircraft was redelivered in October 2002 and was immediately re-leased. On December 23, 2002 a lease agreement was signed with a new lessee in respect of the aircraft which was off-lease as at June 30, 2002. This aircraft is expected to be delivered to the lessee in January 2003.

Year ending June 30                                  US$'000

       2003                                           13,248
       2004                                            9,924
       2005                                            5,814
       2006                                            3,600
       2007                                            3,300
                                                  ----------
                                                      35,886
                                                  ----------

The above minimum lease rentals would be reduced to the extent that any of the aircraft are sold while on lease. No rentals have been included in the above schedule in respect of the two aircraft that have been identified as available for sale as at June 30, 2002.

The leases have charges attached to them such that they represent security for the Notes issued by the Company, as described in note 3 below.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2 Operating leases (continued)

The following table shows the scheduled terminations by aircraft type and lessee for the leases relating to the aircraft as of June 30, 2002:

                 Manufacturer's                             Month and   % of Revenue
                       Serial                                 Year of     Year ended
Aircraft Type          Number                  Lessee      Expiration  June 30, 2002

A320-200                  283              Air Canada      March 2006          10.79
B737-300                24914                   Malev        May 2004           7.96
B737 - 400              23869                  Asiana   December 2003           8.37
B737 - 400              23870           Travel Servis      March 2005           8.74
B737 - 400              24519               Off lease            N/A*           6.54
B737 - 500              24898          China Southern      March 2004           7.61
B757 - 200              25054               Britannia   August 2002**           2.75
B767 - 300ER            24952              Air Canada      March 2004          13.76
B767 - 300ER            25000              Air Canada        May 2007          20.27
MD83                    49785               Meridiana      March 2004           7.03
MD83                    49786                    BWIA    October 2002           6.18

*The lease in respect of the B737-400 aircraft (MSN 24519) expired in November 2001. On December 23, 2002 a lease agreement was signed with a new lessee in respect of this aircraft which was off-lease as at June 30, 2002. This aircraft is expected to be delivered to the lessee in January 2003.

** The scheduled lease expiry date for the lease in respect of the B757-200 aircraft (MSN 25054) was in March 2002, however the aircraft was redelivered to the Company on August 15, 2002. On August 16, 2002 the aircraft was re-leased to Air 2000.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3 Long-term debt
The Notes are secured by a first priority security interest over the Company’s assets, which consist of the aircraft, the leases and amounts on deposit in certain accounts.

LOAN NOTES    Expected final                       Step up  Outstanding   Outstanding
                     payment  Interest rate  interest rate    principal     principal
                       date*  (per annum)**    (per annum)   balance as    balance as
                                                             at June 30,  at June 30,
                                                                   2001          2002

                                                                US$'000       US$'000

Class A        May  15, 2002    LIBOR+0.37%           0.5%      128,530       113,505

Class B        July 15, 2002    LIBOR+0.95%           0.5%       47,254        47,254

Class C        July 15, 2002    LIBOR+1.35%           0.5%       41,583        41,583

Class D        July 15, 2002         12.75%           1.0%       35,205        34,023

Class E                  N/A         10.00%            N/A       82,918        82,918
                                                              ----------   ----------
                                                                335,490       319,283
                                                              ----------   ----------

*   as determined at date of issue
**  payable monthly in arrears

The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the revenue generated by the Company’s leasing operations.

At various times during fiscal year 2002, certain target principal payments scheduled to be paid to holders of the Class A and the Class D Notes, certain step up interest payments due to holders of the Class A Notes, certain interest payments due to holders of the Class D Notes and certain interest payments scheduled to be paid to holders of the Class E Notes were in arrears. As at June 30, 2002, these arrears consisted of $0.068 million in Class A Note step up interest, $0.320 million in Class D Note default interest and $36.068 million in Class E Note interest. The failure to pay all of the interest (excluding default interest) owing to the holders of the Class D Notes at certain times during the fiscal year ended June 30, 2002 was an event of default under the Deed of Charge.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3 Long-term debt (continued)
The Deed of Charge provides that so long as the Class A Notes, Class B Notes or Class C Notes are outstanding, the only remedy available to holders of the Class D Notes for this event of default is that default interest of 1% of such unpaid interest shall accrue and be owed to holders of the Class D Notes in accordance with the priority of payments set forth in the Deed of Charge.

The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 and did not have sufficient funds to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an event of default, however the Deed of Charge requires that, to the extent the Company does not repay in full the principal on those Notes by such dates, the Company pay these Noteholders additional step-up interest as per the rates stated in the above table for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will be paid only to the extent that there are available collections in accordance with the priority of payments set out in the Deed of Charge. The Company has paid some step up interest but its current projections indicate that it will not have sufficient funds to pay any further step up interest during fiscal year 2003 or beyond.

The September 11, 2001 terrorist attacks on the United States, combined with the slowdown in the airline industry prior to September 11, 2001 have had a significant adverse effect on the airline industry in general and on the Group. Following the attacks, airline costs such as aircraft insurance and aircraft security have increased and passenger demand for air travel has significantly declined. Many airlines are flying fewer aircraft and downsizing or reducing planned growth of their fleets. In addition, a number of airlines have declared bankruptcy and ceased operations, and it is expected that the industry will experience further consolidation as well as additional bankruptcies in the near future. These conditions have adversely affected the ability of the Company’s lessees to make rent and other payments and the Company’s ability to re-lease aircraft on a timely basis and at rates similar to those previously obtained in the market, and have also reduced the value that the Company’s aircraft would realise on sale. These factors have had a significant adverse effect on the Company’s revenue and the Company’s ability to make payments on the Notes on a timely basis and in full. Current projections indicate that there will not be sufficient funds to pay step up interest on the Class A, Class B and Class C Notes or interest on and principal of the Class D and Class E Notes or to repay the principal of the Class C Notes in full.

Upon the final maturity date (June 15, 2006) the cash available will be applied to pay principal and interest on the Notes in the following order:

1.      Classes A, B, and C interest

2.      Class A principal

3.      Class B principal

4.      Class C principal

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

3 Long-term debt (continued)
5.      Class D interest

6.      Class D principal

7.      Class E interest

8.      Class E principal

The Class E Notes will not, except in certain circumstances, receive any principal payments until the outstanding principal amount of each of the Class A Notes, Class B Notes, Class C Notes and the Class D Notes is reduced to zero and all interest due on these Notes is paid in full.

The failure of the Company to pay principal on the Notes on any day prior to their final maturity date due to insufficient cash collections will not constitute an event of default under the Deed of Charge. The limited recourse nature of the Notes means that no payments will be payable in excess of the available collections.

4  Maintenance reserves
                                                     June 30,    June 30,   June 30,
                                                         2002        2001       2000
                                                      US$'000     US$'000    US$'000

Opening balance                                        19,306       9,817     11,463
Received during year                                    6,574       5,850      3,021
Claims by lessees                                     (11,426)     (6,469)    (5,627)
Provision for maintenance in year                       4,569      10,108        960
                                                    ----------  ---------- ----------
Closing balance                                        19,023      19,306      9,817
                                                    ----------  ---------- ----------
Due within one year                                     5,388       2,380      3,109
Due after one year                                     13,635      16,926      6,708
                                                    ----------  ---------- ----------
                                                       19,023      19,306      9,817
                                                    ----------  ---------- ----------

As at June 30, 2002 all of the lessees are responsible under the terms of their leases to maintain the aircraft and seven of the lessees provide security for such obligations through regular contributions to maintenance reserves held by the Group. In addition, the Group may incur maintenance costs on the re-leasing of the aircraft due to the requirement to restore the aircraft to an acceptable maintenance condition prior to leasing. In addition, in some lease contracts, the Group is required to make a contribution where the maintenance expenditure exceeds the amount in the fund. Any surplus in maintenance funds at the termination of a lease generally accrues to the Group.

Inherent uncertainties make it difficult to determine whether the future obligations of the Group to meet future maintenance payments can be met out of the proceeds of future maintenance receipts.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

4 Maintenance reserves (continued)
Due to current economic factors in the airline industry, lessees have been exerting pressure on lessors to transfer any excess maintenance funds upon the re-leasing of an aircraft. In order to re-lease aircraft, the Group is granting maintenance credits as part of the terms of the new leases and expects to continue to grant such credits on new leases. Lessor contributions to maintenance costs resulted in a provision of US$4,569,000 being charged as an expense in the year ended June 30, 2002 (2001 – US$10,108,000, including $5,695,000 of maintenance funds on previously terminated leases that are now being made available to subsequent lessees and previously estimated surplus on current leases).

5 Security deposits
Security deposits of US$2,458,000 at June 30, 2002 and of US$2,790,000 at June 30, 2001 are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and are included within the restricted cash balance.

6 Revenues and concentration of credit risk
i) Distribution of leasing revenues by geographic area

                                         Year Ended    Year Ended   Year Ended
                                          June 30,      June 30,     June 30,
                                              2002          2001         2000
                                           US$'000       US$'000      US$'000

Europe                                      15,198        20,305       30,065
Americas                                    10,022        11,140        7,080
Asia/Pacific                                 7,385         6,503        5,942
                                         ----------    ----------   ----------
                                            32,605        37,948       43,087
                                         ----------    ----------   ----------

ii) Concentration of credit risk
Credit risk with respect to trade accounts receivable is generally diversified due to the Group's fleet of aircraft being comprised of eleven aircraft, ten of which were on lease to eight lessees in eight countries as at June 30, 2002.

The Group manages its exposure to leases with lessees based in particular countries through obtaining security in the form of deposits, letters of credit and guarantees.

The Group continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

Two lessees accounted for 24.55% and 20.27% respectively of the Group’s aggregate lease revenues for the year ended June 30, 2002. No other lessee accounted for more than 10% of the Group’s aggregate lease revenues for such period.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

7 Interest expense

                                                       Statement of Operations
                                               For the year For the year For the year
                                                      ended       ended      ended
                                                    June 30,    June 30,   June 30,
                                                       2002        2001       2000
                --------------------------------------------------------------------
                  Accrual                Accrual
                  June 30,               June 30,
                     2001       Paid        2002
                    $'000      $'000       $'000      $'000       $'000      $'000

New Notes
Class A               488     (3,779)       (147)    (3,438)     (8,624)    (9,826)
Class B               201     (1,708)        (60)    (1,567)     (3,233)    (3,370)
Class C               192     (1,672)        (59)    (1,539)     (3,014)    (3,150)
Class D             1,072     (5,172)       (519)    (4,619)     (4,699)    (4,953)
                ---------- ----------  ---------- ----------  ---------- ---------
                    1,953    (12,331)       (785)   (11,163)    (19,570)   (21,299)
Class E            28,121          -     (36,068)    (7,947)     (8,292)    (8,292)
                ---------- ----------  ---------- ----------  ---------- ---------
Total              30,074    (12,331)    (36,853)   (19,110)    (27,862)   (29,591)
                ---------- ----------  ---------- ----------  ---------- ---------

8 Trade receivables

                                        June 30,       June 30,      June 30,
                                           2002           2001          2000
                                        US$'000        US$'000       US$'000

Gross receivables                         1,487            995         3,584
Allowance for bad debts                      -             -           (881)
                                      ----------     ----------    ----------
Net receivables                           1,487            995         2,703
                                      ----------     ----------    ----------

9 Income taxes

The Company pays an annual charge (currently £600) to qualify as a tax exempt company under Jersey law. ALPS 92-1 UK Limited is subject to UK taxation on its profits at the applicable rate and Carotene Limited is subject to Irish taxation on its profits at the applicable rate. Taxable income is the same as book income for both of these entities. Accordingly, there are no deferred taxes. Net operating loss carry forwards at June 30, 2002 were zero.

                                        June 30,       June 30,      June 30,
                                           2002           2001          2000
                                        US$'000        US$'000       US$'000
Corporation tax                              24             20            20
                                      ----------     ----------    ----------

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

10 Commitments
The Group has no long-term contracts other than those with its service providers as at June 30, 2002.

The annual commitment to Babcock & Brown, the Servicer, is US$454,800 plus 2% of all lease rentals collected.

The annual commitment to Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), the cash manager, is US$17,000.

The annual commitment to Andersen Corporate Services (Jersey) Limited, the administrative agent, is £73,500.

The holders of the shares in the Company are entitled to receive out of the distributable profits of the Company a fixed cumulative preferential dividend at a rate of US$1,500 per annum. As the Company did not have distributable profits as at June 30, 2002, it did not pay a dividend. Total unpaid cumulative preferential dividends as at June 30, 2002 were US$7,500.

11 Fair value of financial instruments
The Directors estimate that the fair value of its cash and other receivables at June 30, 2002 approximate to the amounts at which these items are reflected in the Group’s balance sheet.

The Class A, B, C, D and E Notes are recorded at their face values of US$113,505,000, US$47,254,000, US$41,583,300, US$34,023,000 and US$82,918,000 respectively. It is not possible to ascertain the fair value of the Notes. The Directors believe that the fair value of the Class C, the Class D and the Class E Notes was materially less than their face value as at June 30, 2002. However, the Class C, the Class D and the Class E Notes cannot be written down in value unless and until the debt is forgiven.

12 Related party transactions
a) Babcock and Brown
Babcock & Brown acts as Servicer to the Group. In addition to managing the Group’s aircraft, Babcock & Brown also manages aircraft owned by other third parties. Babcock & Brown may from time to time have conflicts of interest in performing its obligations to the Group and other entities to which it provides management, marketing and other services.

Babcock & Brown receives an annual fee as Servicer which amounted to US$1,180,714 for the year ended June 30, 2002 (2001:US$1,375,358, 2000:US$1,766,806).

b) Mr R. La Forest
Mr R. La Forest was appointed as a director of the Company on September 13, 2000 and he resigned on 12 June 2002. Mr R. La Forest is an officer of WFC, the holder of the Class E Notes.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

12 Related party transactions (continued)

c) Mr B. Chamness
Mr B. Chamness was appointed as a director of the Company on 12 June 2002. Mr B Chamness was formerly an officer of WFC, the holder of the Class E Notes and was formerly a director of the Company. He now acts as a consultant to WFC.

d) Mr G. Adrian Robinson
Subsequent to year end the Group has entered into a lease agreement for aircraft MSN 25054 with Air 2000. Mr G. Adrian Robinson, a director of the Company, provides consulting services to Air 2000 from time to time.

13 Capitalised Refinancing Costs

                                           June 30,   June 30,    June 30,
                                              2002       2001        2000
                                           US$'000    US$'000     US$'000
Balance at start of year                         -      1,176       3,536
Amortised during year                            -     (1,176)     (2,360)
                                         ---------- ---------- ----------
Balance at end of year                           -          -       1,176
                                         ---------- ---------- ----------

During the refinancing of the Company in June 1996 costs were incurred in relation to the Notes. These refinancing costs were capitalised and amortised over the then expected life of the Notes.

14 Supplemental disclosure of cash flow information

i)	Income tax The Group made income tax payments of $3,631 during the year ended June 30, 2002, $17,748 during the year ended June 30, 2001, $18,238 and during the year ended June 30, 2000.

ii)	Interest paid
The Company made net interest payments of $12,331,000 during the year ended June 30, 2002, $19,852,000 during the year ended June 30, 2001 and $22,026,000 during the year ended June 30, 2000.

15 Subsequent Events
Subsequent to year end, the Company disposed of two aircraft. The B737-300 aircraft, MSN 24914 was disposed of at a sales price of $11.6 million to an affiliate of a Class D Noteholder. The A320-200 aircraft, MSN 283, was disposed of at a sales price of $20.9 million to a third party purchaser. These assets had been written down to net realisable value less costs to sell at June 30, 2002 and so no profit or loss arose on either transaction.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

15 Subsequent Events (continued)

Subsequent to year end, at the direction of the Company, the Servicer has begun to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals.

The Company’s administrative agent, Andersen Corporate Services (Jersey) Limited, has tendered its resignation. Such resignation will not be effective until a suitable replacement has been appointed and discussions are currently underway to find such a replacement.

The interest arrears of the Company have increased subsequent to year end. As at December 16, 2002 the unpaid amounts consisted of $0.549 of Class A Note Target Amount, $0.302 million of Class A Note step-up interest, $1.338 million of Class B Note Target Amount, $0.100 million of Class B Note step-up interest, $2.720 million of Class C Note Target Amount, $0.089 million of Class C Note step-up interest, $2.226 million of Class D Note Target Amount, $0.275 million of Class D Note interest, $0.320 million of Class D Note default interest, $0.142 million of Class D Note step-up interest and $40.268 million of Class E Note interest.