Form 20-F
AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LTD
filed 2003-12-24
CIK 1023626

As filed with the Securities and Exchange Commission on December 24, 2003


                                                       Registration No. 333-5650
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 20-F

                                -----------------

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2003

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 333-5650

              AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
             (Exact name of Registrant as specified in its charter)
                             JERSEY, CHANNEL ISLANDS
                 (Jurisdiction of incorporation or organization)
                               22 Grenville Street
                               St. Helier, Jersey
                             JE4 8PX Channel Islands
                    (Address of principal executive offices)
                                -----------------

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or Ordinary Shares as of the close of the period covered by the annual report.

     Shares, $1 par value...................................................  10

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes  X     No
                                      ---      ---

Indicate by check mark which financial statement item the registrant has elected to follow.


                              Item 17      Item 18  X
                                     ---           ---

================================================================================


                                             TABLE OF CONTENTS
                                                                                                      Page
                                                                                                      ----
Introduction

         Definitions and Technical Terms................................................                 1
         Forward-Looking Statements.....................................................                 1
         Certain Information............................................................                 1

Part I   Item 1.  Identity of Directors, Senior Management and Advisors.................                 1
                     A.    Directors and Senior Management..............................    Not applicable
                     B.    Advisors.....................................................    Not applicable
                     C.    Auditors.....................................................    Not applicable

         Item 2.  Offer Statistics and Expected Timetable...............................                 2
                     A.    Offer Statistics.............................................    Not applicable
                     B.    Method and Expected Timetable................................    Not applicable

         Item 3.  Key Information.......................................................                 2
                     A.    Selected Financial Data......................................                 2
                     B.    Capitalization and Indebtedness..............................    Not applicable
                     C.    Reasons for the Offer and Use of Proceeds....................    Not applicable
                     D.    Risk Factors.................................................                 3

         Item 4.  Information on the Company............................................                26
                     A.    History and Development of the Company.......................                26
                     B.    Business Overview............................................                28
                     C.    Organizational Structure.....................................                37
                     D.    Property, Plants and Equipment...............................                37

         Item 5.  Operating and Financial Review and Prospects..........................                38
                     A.    Operating Results............................................                38
                     B.    Liquidity and Capital Resources..............................                46
                     C.    Research and Development, Patents and Licenses...............    Not applicable
                     D.    Trend Information............................................                50
                     E.    Off-Balance Sheet Arrangements...............................                51
                     F.    Tabular Disclosure of Contractual Obligations................                51

         Item 6.  Directors, Senior Management and Employees............................                52
                     A.    Directors and Senior Management..............................                52
                     B.    Compensation.................................................                57
                     C.    Board Practices..............................................                58
                     D.    Employees....................................................                58
                     E.    Share Ownership..............................................                58

         Item 7.  Major Shareholders and Related Party Transactions.....................                58
                     A.    Major Shareholders...........................................                58
                     B.    Related Party Transactions...................................                59
                     C.    Interests of Experts and Counsel.............................    Not applicable

         Item 8.  Financial Information.................................................                59
                     A.    Consolidated Statements and Other Financial Information......59
                     B.    Significant Changes..........................................                59


                                                    I

                                                                                                      Page
                                                                                                      ----
         Item 9.  The Listing...........................................................                59
                     A.    Offer and Listing Details....................................                59
                     B.    Plan of Distribution.........................................    Not applicable
                     C.    Markets......................................................                60
                     D.    Selling Shareholders.........................................    Not applicable
                     E.    Dilution.....................................................    Not applicable
                     F.    Expenses of the Issue........................................    Not applicable

         Item 10.  Additional Information...............................................                60
                     A.    Share Capital................................................    Not applicable
                     B.    Memorandum and Articles of Association.......................                60
                     C.    Material Contracts...........................................                64
                     D.    Exchange Controls............................................                64
                     E.    Taxation.....................................................                64
                     F.    Dividends and Paying Agents..................................    Not applicable
                     G.    Statement by Experts.........................................    Not applicable
                     H.    Documents on Display.........................................                66
                     I.    Subsidiary Information.......................................    Not applicable

         Item 11.  Quantitative and Qualitative Disclosures about Market Risk...........                66

         Item 12.  Description of Securities other than Equity Securities...............    Not applicable

Part II  Item 13.  Defaults, Dividend  Arrearages and Delinquencies.....................                67

         Item 14.  Material Modifications to the rights of Security Holders
                     and use of Proceeds................................................                69

         Item 15.  Controls and Procedures..............................................                69

         Item 16.          .............................................................    Not applicable

         Item 16A.   Audit Committee Financial Expert...................................    Not applicable

         Item 16B.   Code of Ethics.....................................................    Not applicable

         Item 16C.   Principal Accountant Fees and Services.............................                70

         Item 16D.   Exemption From the Listing Standards for Audit Committee...........    Not applicable

Part III Item 17.    ...................................................................    Not applicable

         Item 18.  Financial Statements.................................................                71

         Item 19.  Exhibits.............................................................                71

         Certain Definitions and Technical Terms........................................                72



                                                    II

                                               INTRODUCTION

     Definitions and Technical Terms

     This annual  report on Form 20-F uses defined  terms and  technical  terms.
Definitions for these terms can be found on pages 72 to 78 of this annual report.

     Forward-Looking Statements

     This annual report contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, without limitation, the information contained in this annual report under "Item 3 - Key Information - Risk Factors," "Item 4 - Information on the Company" and "Item 5 - Operating and Financial Review and Prospects."

     Certain Information

     Aircraft Lease Portfolio Securitisation 92-1 Limited was incorporated in Jersey on May 13, 1992 (registered number 52674) as a private limited company under the laws of Jersey and became a public limited company pursuant to a special resolution passed on June 15, 1992. As used in this annual report on Form 20-F, "we," "us," "our" and the "Company" refer to Aircraft Lease Portfolio Securitisation 92-1 Limited and its subsidiaries, except where it is clear that such terms mean only Aircraft Lease Portfolio Securitisation 92-1 Limited, and "you" and "your" refer to the holders of Notes.

     In this annual report, references to "United States" are to the United States of America and references to "U.S. dollars," "dollars," "$" or "U.S. $" are to United States dollars.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   Directors and Senior Management

     Not applicable.

B.   Advisors

     Not applicable.

C.   Auditors

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer Statistics

     Not applicable.

B.   Method and Expected Timetable

     Not applicable.

ITEM 3.  key information

A.   Selected Financial Data

     The following table summarizes selected consolidated financial data and operating information of the Company drawn from our audited financial statements. The financial statements for each of the fiscal years ended June 30, 1999 through 2003 have been prepared in accordance with U.S. GAAP and audited by KPMG, independent chartered accountants. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Item 5 - Operating and Financial Review and Prospects - Operating Results."

         Selected Consolidated Financial Data and Operations Information


                                                                 FISCAL YEAR ENDED (1)
                                          -------------------------------------------------------------------
                                           June 30,       June 30,      June 20,        June 30,      June 30
                                               2003           2002          2001           2000          1999
                                          ---------       --------     ---------    -----------    -----------
OPERATIONS STATEMENT DATA:
Lease Revenue - Aircraft Leasing            $19,758        $32,605       $37,948        $43,087       $47,373
Gain/(Loss) on sale of Aircraft              (1,152)             -             -            284        (1,905)
                                           ---------      --------    ----------    -----------   -----------
Net Revenue                                  18,606         32,605        37,948         43,371        45,468
Net Expenses                                (49,266)       (63,370)      (90,984)       (52,680)      (52,993)
                                            --------       --------   -----------   -----------   -----------
Loss before taxes                           (30,660)       (30,765)      (53,036)        (9,309)       (7,525)
Taxes                                          (225)           (24)          (20)           (20)          (20)
Dividend                                          -              -             -              -             -
                                           ---------      --------    ----------     ----------    ----------
Net Loss                                   $(30,885)      $(30,789)     $(53,056)       $(9,329)      $(7,545)
                                           ---------      --------    ----------     ----------    ----------

BALANCE SHEET DATA:
Total assets                               $192,284       $254,987      $291,244       $340,876      $380,849
Total liabilities                          $356,455       $388,273      $393,741       $390,317      $420,961
Shareholders' deficit                     $(164,171)     $(133,286)    $(102,497)      ($49,441)     $(40,112)
OTHER DATA
Aircraft owned at period end                      9             11            11             11            13


----------------
(1) All dollar amounts are listed in thousands.

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not  applicable.

     D.   Risk Factors

         The following summarizes certain risks which may materially affect our ability to pay interest, principal and premium, if any, on the Notes in full at or before their final maturity date.

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

         In the fiscal year ended June 30, 2003 and in the subsequent period to date, we have continued to suffer from a very difficult business environment given global economic conditions as exacerbated by the terrorist attacks of September 11, 2001, the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of Severe Acute Respiratory Syndrome ("SARS"). Although the World Health Organization recently removed the last remaining negative travel recommendations related to SARS, some scientists have suggested the possibility that new cases of SARS may emerge during the coming winter season. Each of these events highlighted the deteriorating business fundamentals in the industry that have been further weakened by passengers' fears and economic recession. Losses of $10.54 billion were estimated for the global airline industry in calendar year 2002, the second largest annual loss in aviation history.

         The impact of these events has been seen in many airlines cutting their flight schedules with many taking the opportunity to retire aircraft from service. Industry experts indicate that the percentage of western built commercial jet aircraft (excluding current production) "on-the-ground" and available for lease or sale has increased from approximately 3% in the late 1990's to approximately 6% in 2003. In addition, many carriers chose to postpone delivery of new aircraft purchases on which they had made firm commitments and canceled orders for many on which they had options. Some carriers have filed for bankruptcy (including Air Canada, one of our largest lessees as measured by annual lease revenue) or consolidated, while others, including many of our lessees, have suffered large losses or face severe financial difficulties. There has been a significant increase of aircraft on the market available for sale or lease (especially older technology and less fuel-efficient aircraft or models no longer in production), increasing pressure on the rentals and sales prices offered. The depressed aircraft market has made it difficult to sell aircraft at reasonable prices. Lease rates have also been suffering from the increase in availability of aircraft and this reduction in aircraft values. As a result, we have experienced a significant decline in lease rates upon re-leasing or extensions of leases, requests from certain lessees to restructure their leases and an increasing number of "power-by-the-hour" leases in which lease rates are based on the number of hours the lessee uses the aircraft. Our business has been adversely affected by these negative developments in the industry, particularly in respect of new aircraft leases which have mostly been based on "power-by-the-hour" terms and the increased negotiating power by lessees to, among other things, require that certain aircraft maintenance and overhaul costs be paid by the Company. As a result of the loss of investor appetite and the difficulty in obtaining financing for the purchase of aircraft, there are few buyers of aircraft on operating lease and the resulting illiquidity in the market has caused sale prices of aircraft to further decline. There have been few aircraft sale transactions that we are aware of in the past twelve months and the difficulty in selling aircraft in the current market has had an adverse effect on sales prices generally. The sales prices we received for the aircraft we sold in fiscal year 2003, in our efforts to comply with the Trust Note Sales Goals, reflected the industry wide decline in sales prices for older aircraft.

         In fiscal year 2000, we determined that projected lease and sale proceeds combined with lease and sale proceeds received indicated that proceeds expected through to the final maturity dates of the Notes would not be sufficient to repay the Class E Notes in full and may not be sufficient to repay the Class D Notes in full. Recognizing this projected shortfall and the potential for further deterioration in lease rates and sale values for older aircraft, we considered the limited alternatives available to us, given the restrictions imposed by the Deed of Charge on the Company's operations, to maximize the proceeds available to pay noteholders the amounts owing to them at the time such amounts become due. With the assistance of the Servicer, we solicited bids for a sale of our aircraft portfolio.

         By September 11, 2001, we were in advanced negotiations for a sale of the Company to a prospective purchaser that would have, if consummated, resulted in payment of all amounts owing to the Class A, Class B and Class C noteholders and all amounts owing to the Class D noteholders except make-whole premium. As a result of the terrorist attacks of September 11, 2001 and the resulting disruption to the economy generally and the airline industry specifically, the prospective purchaser initially put these negotiations on hold and ultimately informed us that they were no longer interested in purchasing the portfolio. Assuming we were able to find another prospective purchaser, the terms we negotiated prior to September 11, 2001 would not be achievable at this time given the current condition of the airline industry. Further, because the sale values of most older aircraft have declined so significantly and with respect to certain aircraft models there is currently no sales market, the Company was unable to comply with the Trust Note Sales Goal for June 2003, and we believe the Company will not be able to comply with the Trust Note Sales Goal for June 2004.

         This difficult  business  environment  has already had serious  adverse implications for our revenue, and consequently for our ability to pay noteholders certain amounts due. At various times during fiscal year 2003, certain target principal payments scheduled to be paid to holders of Class A, Class B, Class C and Class D Notes, certain interest payments due to holders of Class A, Class B, Class C and Class D Notes and all interest payments scheduled to be paid to holders of Class E Notes were in arrears. As at the end of fiscal year 2003, these arrears consisted of $2.042 million of Class A Note Target Amount, $0.565 million of Class A Note step-up interest, $0.220 million of Class B Note step-up interest, $4.304 million of Class C Note Target Amount, $0.206 million of Class C Note step-up interest, $5.177 million of Class D Note Target Amount, $0.326 million of Class D Note step-up interest, $0.504 million of Class D Note default interest, $2.805 million of Class D Note interest and $45.105 million of Class E Note interest. As of December 15, 2003, unpaid amounts of target principal payments and interest consisted of $30.589 million of Class A Note Target Amount, $0.741 million of Class A Note step-up interest, $0.305 million of Class B Note step-up interest, $4.304 million of Class C Note Target Amount, $0.290 million of Class C Note step-up interest, $5.177 million of Class D Note Target Amount, $0.661 million of Class D Note default interest, $0.482 million of Class D Note step-up interest, $4.612 million of Class D Note interest and $48.560 million of Class E Note interest.

         As a result of the continued decline in lease rental rates and market values, our revenue has decreased significantly. In addition, several of our leases are "power-by-the-hour" leases, where our receipts are dependent on the lessees' use of the aircraft. These factors have had an adverse impact on our cashflow, particularly as we are required to continue to sell our aircraft in order to meet the Trust Note Sales Goals set out in the Deed of Charge and as discussed below.

         The rental amounts and sales proceeds received to date combined with projected rental amounts and sale proceeds through the final maturity date of the Notes indicate that there will not be sufficient proceeds to pay any further interest on or repay the principal of the Class E Notes, pay any further interest on or repay any further principal of the Class D Notes, repay any further principal of the Class C Notes, repay some of the principal of the Class B Notes or pay any further step-up interest on the Class A, B, C or D Notes.

         Re-evaluation of our Notes by the rating agencies has resulted in downgrades to our Class A, Class B, Class C and Class D Notes and could result in some or all of these Notes being further downgraded by one or both of the rating agencies.

         In fiscal year 2003, Standard & Poor's announced on November 15, 2002 that it was lowering its ratings on each class of the Notes rated by Standard & Poor's and removing them from credit watch. On March 25, 2003, Standard & Poor's announced that it was placing each class of the Notes on credit watch with negative implications. On June 5, 2003, Standard & Poor's again downgraded each class of the Notes and also removed them from credit watch with negative implications but at the same time placed each class on negative outlook.

         In fiscal year 2003, Moody's announced on November 15, 2002 that it was lowering its ratings on each class of the Notes rated by Moody's. Subsequent to the fiscal year end, Moody's announced on October 1, 2003 that it was further reducing the ratings on the Class A and Class B Notes.

         The current ratings on each class of the Notes are as follows:

                               Moody's                Standard & Poor's
                               ---------              ---------------------
Class A                        A3                     BBB-/Outlook negative
Class B                        Ba3                    B/Outlook negative
Class C                        Caa1                   CCC/Outlook negative
Class D                        Not rated              CCC-/Outlook negative

         Copies of the announcements of these downgrades by Standard & Poor's and Moody's may be viewed at their respective web sites.

         A rating is not a recommendation to buy, sell or hold Notes because ratings do not comment as to market price or suitability for a particular investor. A rating may be subject to revision, suspension or withdrawal at any time by the assigning rating agency. Given the continuing difficulties in the aircraft industry and their impact on the factors which determine our revenues, there can be no assurance that the rating agencies will not take any further action in respect of our Notes.

         We were unable to repay any of the Notes by their expected final payment date and current projections indicate that we will not have sufficient funds to pay any further step-up interest on any of the Notes, pay any further interest on or repay any further principal of the Class D and Class E Notes, repay any further principal of the Class C Notes or to repay the principal of the Class B Notes in full.

         The September 11, 2001 terrorist attacks on the United States as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of SARS have each had a significant adverse effect on the aircraft industry in general and on the Company. These events combined with the slowdown in the airline industry prior to September 11, 2001 have negatively impacted projected rental amounts and sale proceeds through to the final maturity date of the Notes. Our current projections indicate that we will not have sufficient funds to pay any further interest on or repay any further principal of the Class D and Class E Notes, repay any further principal of the Class C Notes or to repay the principal of the Class B Notes in full.

         The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full the principal of those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company paid some step-up interest in fiscal year 2002, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

         We were unable to comply with the Trust Note Sales Goal for June 2003 and we believe we will not be able to comply with the Trust Note Sales Goal for June 2004.

         The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:


                Aircraft to be Sold
 (measured by Initial Appraised Value as of June 3,    Date by which Sales Goals
                       1996)                              are to be Satisfied
                        $65,000,000                          June 27, 2001
                       $130,000,000                          June 27, 2002
                       $200,000,000                          June 27, 2003
                       $454,950,000                          June 27, 2004

         We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

         As discussed above, since September 11, 2001, the market for sale of used aircraft has been extremely poor and it is not clear if and when the market will improve in a meaningful way. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002. However, as a result of difficulties and delays outside the Company's control the sale of the B737-300 aircraft was not completed until October 1, 2002 and the sale of the A320-200 aircraft (which was ultimately sold to a different purchaser following the withdrawal of the original prospective purchaser on November 5, 2002) was not completed until December 20, 2002. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the A320-200 aircraft was sold to such other purchaser on December 20, 2002.

         In the period from June 1996 to date, we have sold five aircraft totaling $133,190,000 (measured by Initial Appraised Value). We needed to sell an additional $66,810,000 (measured by Initial Appraised Value) worth of aircraft to comply with the June 2003 Trust Note Sales Goal and would need to sell all of our aircraft to comply with the June 2004 Trust Note Sales Goal. At our direction, the Servicer has been marketing each of our aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, the current market for sale of used aircraft is extremely poor and it is not clear if and when the market will improve.

         In fiscal year 2003, the marketing efforts of the Servicer resulted in two offers to purchase the B757-200 aircraft, but both offers were at prices significantly below the Class C Note Target Price. After careful consideration of these offers, the Company's obligations under the Deed of Charge (notably, the Business Objectives contained therein) and the current and possible future market conditions for aircraft sales and leasing, we concluded that it would not be consistent with the terms of the Deed of Charge for the Company to accept either such offer.

         We did not comply with the Trust Note Sales Goal for June 27, 2003 as we were unable, given the current aircraft industry market conditions, to sell sufficient aircraft at the sale prices required by our current Business Objectives. Given the continuing depressed market for aircraft sales and the requirement to achieve sale prices consistent with our current Business Objectives, we believe the Company will not be able to comply with the Trust Note Sales Goal for June 27, 2004.

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

         The Deed of Charge further provides that if an Event of Default were to occur and be continuing an Enforcement Notice may only be served by 662/3% or more of the aggregate Outstanding Principal Balance of the directing class, which will be Class A so long as any Class A Notes are outstanding.

         The Deed of Charge provides that the failure to comply with the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate Outstanding Principal Balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, to the extent the Trust Note Sales Goals are not complied with prior to December 27, 2004, the Company is required to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class C Note Target Price. During the time that the Company has not been in compliance with the Trust Note Sales Goals, the Company has been unable, with the exception of the sale of the A320-200 aircraft in December 2002, to sell aircraft at prices at or above the Class C Note Target Price. However, to the extent the Company has not complied with the Trust Note Sales Goals, on or after December 27, 2004, the Company will be required, subject to the pre-emption rights of the Class D and Class E Noteholders, to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class A Note Target Price.

         Our Business Objectives will change on June 27, 2004 in a way that is potentially adverse to Class B and Class C Noteholders.

         With respect to the re-leasing, marketing and sale of aircraft, the Deed of Charge provides that our Business Objectives (as described in "Item 4 - Information on the Company - B. Business Overview - Business Objectives") change after certain dates. Accordingly, (i) prior to June 27, 2001 our Business

Objectives were to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to each class of Notes and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of all Notes, (ii) from June 27, 2001 through June 26, 2004 our Business Objectives are to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to the Senior Trust Notes and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of the Senior Trust Notes, and (iii) from June 27, 2004 through June 15, 2006 our Business Objectives will be to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to the senior most class of Notes (namely the Class A Notes) and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of the senior most class of Notes.

         Consistent with these requirements of the Deed of Charge, from June 27, 2001 and continuing through June 26, 2004 we have analyzed and will continue through June 26, 2004 to analyze each potential sale or lease of aircraft with a view toward maximizing cashflow to the holders of the Senior Trust Notes. However, beginning on June 27, 2004 we will be required to analyze such options with a view toward maximizing cashflow to only the holders of Class A Notes. Although we are always cognizant of acting in the interest of all the Company's noteholders, compliance with this requirement may in certain circumstances dictate that aircraft be sold or leased in a manner that may not be in the best interest of holders of Notes junior to Class A.

         As a result of incorrect LIBOR calculations by the Reference Agent, holders of Class A, Class B and Class C Notes were overpaid on certain payment dates and holders of Class D and Class E Notes were underpaid by equivalent amounts on such dates.

         The Reference Agency Agreement requires that the Reference Agent determine LIBOR as the per annum rate for deposits in United States dollars for a period of one month that appears on Telerate Page 3750 as of 11:00 a.m. (London time), rounded to the nearest 1/16 of one percentage point. The Reference Agency Agreement further provides that based on this determination, the Reference Agent shall determine the interest rate for each class of the Company's floating rate notes.

         The Reference Agent recently informed us that since the Closing Date there have been a number of instances where LIBOR was not rounded to the nearest 1/16 of one percentage point. As a result on a number of Payment Dates since the Closing Date, holders of Class A, Class B and Class C Notes received more interest than they were entitled to, and holders of Class D and Class E Notes received proportionately less interest than they were entitled to. The Trustee has calculated that the cumulative effect of these incorrect interest payments resulted in aggregate over payments of approximately $172,000, $70,000 and $61,000 to the holders of Class A, Class B and Class C Notes, respectively, and underpayments of approximately $215,000 and $88,000 to holders of Class D and Class E Notes, respectively.

         The Trustee is proposing that it will contact the holders of Class A, Class B and Class C Notes to request that the incorrect overpayments be returned so that the Trustee can properly allocate such funds to the appropriate holders of Class D and Class E Notes. We can offer no assurance that the Trustee will be successful in identifying precisely which holders of Class A, Class B and Class C Notes received the overpayments, whether, even if identified, the Trustee will be successful in having these funds returned or how long it will take for the Trustee to actually complete this process.

Risks Relating to Payments on the Notes

         Our assets are limited. Our current projections indicate that our proceeds from leasing and selling aircraft will not be enough to pay any further step-up interest on the Notes, pay any further interest on or repay any further principal of the Class D and Class E Notes, repay any further principal of the Class C Notes or to repay the principal of the Class B Notes in full.

         We do not have, nor are we permitted or expected to have, any significant assets other than our specific portfolio of aircraft and our rights as lessor under the leases for these aircraft, including our rights to the payments thereunder. Our ability to pay interest on and repay the principal of the Notes is primarily dependent upon the receipt of rental payments under the leases and of sales and other disposition proceeds in respect of the aircraft, which depends upon a number of factors, including (i) the timing of the receipt of payments under the leases and the ability of our lessees to make such payments; (ii) our ability to sell the aircraft at the times and for the amounts contemplated in the Prospectus and the timing of our receipt of the proceeds of any such aircraft sales; (iii) our ability to re-lease any aircraft upon termination of the existing lease with respect thereto, whether upon the scheduled expiration date thereof or as a result of a lessee default thereunder or otherwise, and to re-lease the aircraft on the scheduled re-lease date with respect to such aircraft at the rates contemplated in the Prospectus; (iv) the exercise by a lessee of an extension, early termination or purchase option under the related lease; and (v) the occurrence of an event of loss under a lease with respect to any aircraft and timing of our receipt of casualty insurance or other proceeds, if any, in respect thereof. Many of these factors have been adversely impacted by the current depression in the airline industry, accentuated by reductions in travel following increased world wide terrorist action, the ongoing threat of such action, the threat of continued military action in the Middle East and elsewhere and the outbreak of SARS and the threat of future similar outbreaks. The rental amounts and sale proceeds received to date combined with projected rental amounts and sale proceeds through the final maturity date of the Notes indicate that there will not be sufficient proceeds to pay any further step-up interest on the Notes, pay any further interest on or repay any further principal of the Class D and Class E Notes, repay any further principal of the Class C Notes or to repay the principal of the Class B Notes in full. See "Item 4 - Information on the Company - History and Development of the Company," "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - The Company's Cash Needs" and "Item 13 - Defaults, Dividend Arrearages and Delinquencies."

         The Deed of Charge requirement that the Company sell aircraft of a certain value by specific dates reduces our ability to generate dependable funds to pay noteholders amounts due, particularly as many of our expenses which are required to be paid prior to payments to noteholders are fixed and do not necessarily decrease proportionately with the decrease of our revenue generating assets.

         To the extent we are able to sell aircraft in anticipation of the legal final maturity of the Notes in June 2006, we will reduce the diversification of our portfolio and increase the Company's dependence upon each remaining aircraft's lease revenues as a percentage of total lease revenue. Many of our current leases are "power-by-the-hour" leases and our revenue from these leases is primarily based on the number of hours these aircraft are in use and this revenue is therefore a less dependable source of rental income than our revenue from fixed leases. Further, many of our expenses are fixed and are not reduced as aircraft are sold. Our lessees and future potential lessees also have had, during this time of oversupply of and reduced demand for aircraft, and continue to have greater bargaining power with regard to having us, as lessor, agree to contribute towards certain maintenance, overhaul and AD expenses which in earlier years had typically been fully covered by lessees. Further, even if lessees are obligated to pay such costs pursuant to their leases, their weak financial condition may leave them unable to do so in which case we may have to cover such costs in order to keep the aircraft in use. As the size of our fleet decreases and lease revenue decreases proportionately, these maintenance, AD and other expenses increase as a percentage of our monthly revenue and, because they are required to be paid in advance of principal and interest on the Notes in accordance with the Deed of Charge, these expenses have a significant impact on the funds available to pay principal and interest on the Notes and may at times prevent us from making such payments on the Notes. To the extent any remaining aircraft is off-lease or re-leased at reduced rates it will also have a more significant impact on our funds available to pay noteholders amounts due. This situation is further exacerbated by the current weak environment in the aircraft industry because there is currently little to no economically viable market for the sale of most of our aircraft which forces us to sell the aircraft that attract better lease rates and which have longer lease terms outstanding.

         Our original assumptions about revenue and operating costs have not matched actual experience and as a result we have been unable to make all Note payments at the times and in the amounts that our assumptions indicated. We expect that actual experience will continue to be more negative than our original assumptions.

         On the Closing Date, we determined the expected final payment dates for the Notes based on assumptions about our future revenue and interest and operating costs and possible future economic conditions. The purpose of these assumptions was to illustrate the payment provisions of the Notes. Many of these assumptions related to future political, economic and market conditions that were outside our control and difficult or impossible to predict. Market interest rates are an example of such an assumption. Other assumptions made at that time related to future events that depend on the actions and future financial condition of lessees or others with whom we deal. Insurance recoveries and maintenance payments are examples of such assumptions. Further, our assumptions at that time clearly did not anticipate events similar to the terrorist attacks of September 11, 2001 or the outbreak of SARS. For the reasons discussed above, our actual experience has not been consistent with the assumptions we made.

         The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full principal of these Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs would only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. We paid some step-up interest in fiscal year 2002, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

         The September 11, 2001 terrorist attacks on the United States as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of SARS have had a significant adverse effect on the aircraft industry in general and on the Company. These events combined with the slowdown in the airline industry prior to September 11, 2001 have negatively impacted projected rental amounts and sale proceeds through to the final maturity date of the Notes. Current projections indicate that there will not be sufficient proceeds to pay any further step-up interest on the Notes, pay any further interest on or principal of the Class D and Class E Notes, repay any further principal of the Class C Notes or to repay the principal of the Class B Notes in full.

         Your right to receive payments ranks junior to our operational fees and expenses, certain other payments we may make and any more senior classes of Notes.

         Our operational fees (including fees of the Servicer, Administrative Agent, Cash Manager, Financial Consultant and Trustee and legal and audit fees) and expenses (including expenses payable under the terms of our leases, such as payments in respect of ADs and reimbursement of maintenance and overhaul costs discussed above and other corporate expenses such as premiums for directors and officers liability insurance) and certain other payments that we must make rank senior to the Notes and are payable out of our funds before any payments are made on the Notes. Depending on the amount of these more senior payments, and the amount of our lease revenue (which has decreased for many reasons including required reduction of our portfolio and the reduction in market lease rates for our aircraft - all as discussed herein) our ability to make the required payments on the Notes is likely to be further reduced.

         In addition, your right to receive payments of interest, principal and any premium will rank junior to payments on more senior classes of Notes. Upon the occurrence of an Event of Default, the holders of a class of Notes may not exercise remedies under the Deed of Charge until all amounts we owe on more senior classes of Notes and our other more senior obligations (such as payments in respect of maintenance and ADs and other fixed costs discussed herein) have been paid. In that case, holders of the most senior class of Notes will control the exercise of these remedies. For example, see "Item 13 - Defaults, Dividend Arrearages and Delinquencies."

         We rely on lease payments and aircraft sales proceeds to make principal payments on the Notes. To date, these lease payments and aircraft sales proceeds have not met expectations and based on our current projections, future lease payments and aircraft sales proceeds will not be sufficient to repay principal in full to all noteholders.

         The pre-existing downturn in the world economic climate and its negative impact on the commercial aviation industry was exacerbated by the terrorist attacks of September 11, 2001, as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq, the outbreak of SARS and the threat of further terrorist attacks. The drop in passenger demand has resulted in reduction in flight schedules and a consequent oversupply of aircraft (including aircraft available for lease). We are experiencing declines in lease rates and a fall in the realizable value for aircraft in open market sales. In addition, airlines are seeking to agree reduced rentals in exchange for extended lease terms. Many airlines have had financial difficulties as a result of the current environment, resulting in the bankruptcy of two major European airlines (Sabena and Swissair) and Chapter 11, or similar, bankruptcy protection for a number of airlines including US Airways, United Airlines, Air Canada (one of our largest lessees as measured by annual lease revenue) and Avianca. As a result, aircraft owned or leased to these airlines may be put on the market for sale or lease thereby increasing the supply of available aircraft at a time of decreasing demand. Any further bankruptcies or consolidation may further increase supply of aircraft for sale or lease and further reduce the number of potential lessees and operators of particular models of aircraft, which would result in further decreased aircraft values for any such models and lease rates in general.

         Our ability to repay the principal of the Notes depends largely on our ability to sell the aircraft for an amount that will be sufficient to repay the outstanding principal on such Notes. In the event we are unable to sell the aircraft, or if the proceeds of the sales of aircraft are less than such amount, we will not have sufficient funds to pay all the principal of the Notes. Aircraft appraisers have recently been reducing, and in some cases significantly reducing, their appraised base values for aircraft. Further, the substantial difficulties faced by airlines in the current market have reduced demand for and increased supply of aircraft which has resulted in accelerated reductions in aircraft values. The reductions in aircraft values to date have already negatively impacted our ability to repay principal on the Class B, C, D and E Notes, and there can be no assurance that we will be able to repay the holders of the Class A Notes the full amount owed to them when due. The failure of the Company to pay principal of the Class A, Class B, Class C or Class D Notes on any day prior to the final maturity date because funds of the Company are not available in accordance with the priorities described in the Prospectus, will not constitute an Event of Default with respect to such class of Notes.

         We rely on lease payments to make interest payments on the Notes. To date, these lease payments have not met expectations and based on our current projections we do not expect to have sufficient funds to pay any further step-up interest on the Notes or any further interest on the Class D and Class E Notes and in the future we may not have sufficient funds to pay all interest due to the other noteholders in the amounts and on the dates contemplated.

         Our ability to make payments of interest on the Notes when and in the amounts due depends primarily upon our receipt of payments under the leases and the re-lease of each of the aircraft and the timing and amount of proceeds from such leases. The financial condition of certain of our lessees and many of the airlines which utilize operating leases is generally weak, and as a result our lessees are often in arrears, sometimes significantly. Further, as a result of the decline in air travel experienced at the end of 2001 and during 2002 and 2003, many airlines are flying fewer aircraft and downsizing or reducing planned growth of their fleets. In addition, a number of airlines have declared bankruptcy (including Air Canada, one of our largest lessees as measured by annual lease revenue) and ceased operations since September 11, 2001 and it is expected that the industry will experience further consolidation as well as additional bankruptcies in the near future. All of this may significantly impact our ability to re-lease our aircraft on a timely basis and at favorable rates. Further, the reduced revenue and increased expenses that many airlines are encountering since the terrorist attacks are likely to continue to negatively impact the already weak financial condition of these airlines, including our lessees. This may result in an increase in delayed, missed or reduced rental payments as has been the case for one of our largest lessees (as measured by annual lease revenue), Air Canada (see "Item 4 - Information on the Company - Aircraft Leasing"). In the event that one or more of the lessees does not make the required payments under the leases or one or more of the aircraft are not re-leased on or promptly after the applicable scheduled lease expiration date, payments of interest on the Notes will not be made unless we are able to satisfy our obligation to make such payments from payments on other leases that are current or that are entered into following a repossession of the relevant aircraft or out of collateral provided under the defaulted lease or other amounts that may be on deposit in the lessee funded account or out of available collections distributed on any payment date in accordance with the priority of payments established for the Notes. No assurance can be given, however, that amounts will be available from such other sources to satisfy our obligations to pay interest on the Notes or that such other sources will exist. This situation will also become more difficult assuming we are able to sell sufficient aircraft to satisfy future Trust Note Sales Goals and thereby become more dependent on the lease revenue from each aircraft remaining in our portfolio as a percentage of total lease revenue. Our reliance on declining lease revenues is further exacerbated by the increased requirements for us to contribute towards maintenance, overhaul and AD costs (which are required to be paid in advance of principal and interest on the Notes) that we are experiencing and expecting to continue to experience as discussed elsewhere in these Risk Factors. Based on current projections, we expect our lease payments will not be sufficient to pay any remaining interest due on the Class D or Class E Notes. An Event of Default occurs if we do not pay interest (excluding additional interest, default interest or step-up interest) on any Note within five days of its due date. This Event of Default occurred on several occasions prior to fiscal year 2003 when we had insufficient funds to pay such interest in full to Class D Noteholders and has now been ongoing since December 16, 2002. We expect this Event of Default to continue as the Company does not expect to have sufficient funds to pay any further Class D Note interest. See "Item 13 - Defaults, Dividend Arrearages and Delinquencies" for a discussion of the limited remedies available upon the occurrence of an Event of Default under these circumstances. Further, based on our current projections we may not have sufficient funds to pay all interest due to the other noteholders in the amounts and on the dates contemplated and we do not expect to have sufficient funds to pay any step-up interest due to any noteholders.

         Our leases are all interest-rate-fixed leases (some leases are based on "power-by-the-hour" fixed hourly rates and others on fixed monthly rates) and our interest payments on the Notes are fixed and floating rate obligations. If LIBOR materially increases it may adversely affect our ability to make interest payments when due.

         Our lease collections are invested based upon recommendations of the Cash Manager. Based on these recommendations, we currently do not believe it is necessary to invest our lease collections in swaps, options or other hedging alternatives to protect against materially adverse movements in interest rates. We may, however, invest in such instruments at any time if we and our advisors determine it is appropriate. There can be no assurance that the strategy adopted to invest or to not invest in such instruments at any time will be effective in protecting your payments of interest in an environment of material increases to LIBOR.

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

Risks Relating to Sales of Aircraft

         Overview. Our ability to make payments of principal on the Notes will be dependent principally upon our ability to lease and sell the aircraft and to receive proceeds from such leases and sales at the times and for the amounts initially contemplated by the Prospectus, which has been and will continue to be affected by factors such as the demand for commercial jet aircraft in general, demand for our aircraft in particular, the cost of comparable new aircraft, the future value of our aircraft and the timing of the sale of our aircraft. Each of these factors has been adversely impacted by the terrorist attacks of September 11, 2001 as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of SARS all of which followed a pre-existing global economic downturn.

         The commercial aircraft market is cyclical. In addition, decreased demand and excess supply of aircraft has decreased our revenue.

         The market for commercial jet aircraft is cyclical and can produce sharp increases and decreases in aircraft values and lease rates. Prior to September 11, 2001, the aircraft leasing market was already experiencing a reduction in demand, particularly for older widebody aircraft (which accounted for two of our nine aircraft as at June 30, 2003). Decreases in aircraft values and lease rates have caused and are likely to continue to cause a decrease in our revenue.

         Aircraft values and lease rates depend on various factors (many of which have been adversely impacted by the depression in the airline industry) that are outside our control, including:

         o   general economic conditions affecting lessee operations;

         o   used aircraft supply and demand;

         o   interest   rates,   currency   exchange   rates   and   credit
             availability;

         o   fuel and other operating costs;

         o   manufacturer production levels and prices for new aircraft;

         o   passenger demand;

         o   retirement and obsolescence of aircraft models;

         o   re-introduction   into  service  of  aircraft   previously  in
             storage;

         o   governmental regulations; and

         o   lack of capacity in the air traffic control system.

         In addition to values for aircraft generally, the value of specific aircraft may increase or decrease sharply depending on factors that are not within our control, including:

         o manufacturers merging or leaving the aircraft industry, such as the merger between Boeing and McDonnell Douglas and the bankruptcy of Fokker N.V., which led to the termination of production of McDonnell Douglas and Fokker aircraft and a resulting decrease in the values and lease rates of our MD aircraft;

         o   the maintenance and operating history of the aircraft;

         o the number of operators using a particular type of aircraft (which may be reduced by bankruptcy or industry consolidation) and the supply of that type of aircraft;

         o   legal  or  regulatory   requirements   that  prevent  us  from
             re-leasing or selling an aircraft in the condition that it is in; and

         o the discovery of manufacturing defects in an aircraft model. See "Item 4 - Information on the Company - Business Overview - Compliance with Governmental and Technical Regulation."

         Although the two major manufacturers are now reducing their output in response to the decline in the aircraft market, an increasing number of airlines are also reducing their capacity and retiring older aircraft. Therefore there has been an increasing number of aircraft available for sale and lease. This has had and is expected to continue to have a negative impact on the proceeds received from the sale of aircraft or the revenue to be received from their lease. Therefore, there can be no assurance that we will be able to repay the holders of the Class A Notes the full amount of principal owed to them when due. Further, based on our current projections, we expect to have insufficient funds to repay some Class B Note principal and any remaining Class C, Class D and Class E Note principal.

         The pool of potential purchasers for our aircraft is likely to be a limited group. Various factors outside our control may further reduce their interest in purchasing our aircraft which may adversely affect our ability to pay principal on the Notes.

         Although operators of aircraft may purchase one or more of the aircraft in our portfolio, we expect that most of the aircraft will be sold with leases in place, which makes it unlikely that aircraft operators will be purchasers of our aircraft. Our aircraft are marketed principally as financial assets for purchase by corporate, institutional and other investors who seek returns based on a combination of the underlying rentals and the residual value of an aircraft and, in certain cases, tax benefits. Our aircraft are marketed globally, and, from time to time, sales of our aircraft with leases in place to purchasers in a single country may represent a substantial portion of sales of our aircraft in an attempt to maximize returns in the most favorable marketplace. In certain countries, local financial intermediaries may be important to our efforts to sell the aircraft. Adverse developments in particular financial markets, home country regulatory requirements or changes in tax regimes, however, may impair our ability to market the aircraft successfully in a particular country or to a particular group of investors in such country or may require the creation of new tax-advantaged structures. There can be no assurance that, at the time the aircraft are marketed for sale, historical purchasers of assets such as the aircraft, or other institutional and corporate investors, will desire to purchase assets such as the aircraft, or that particular developments in financial markets, regulatory requirements or tax regimes will not make the purchase of the aircraft an unattractive investment. In addition, there can be no assurance that it will be possible to create any such tax-advantaged structures at or by the time the aircraft are being marketed for sale. Further, the effect of the Trust Note Sales Goals contained in the Deed of Charge and ultimately the final maturity of all Notes in June 2006 is to require us to sell all of our remaining aircraft in a relatively short time frame. Given the adverse impact of the terrorist attacks of September 11, 2001 and other subsequent adverse events on the airline industry and, in particular, on aircraft values, this obligates us to sell aircraft at a time when aircraft values are significantly lower than they might otherwise be, which adversely affects our ability to pay principal on the Notes.

         We are competing with other aircraft sellers who have various advantages in their ability to sell aircraft. This may adversely affect our ability to sell our aircraft and the amount of proceeds we receive upon such sale.

         We have encountered and expect to continue to encounter competition from sellers of other aircraft at the time we offer the aircraft for sale. There are numerous other entities which own and sell aircraft that will compete with us in the sale of our aircraft. These entities include, but are not limited to, distributors, aircraft manufacturers, airlines, aircraft leasing companies, financial institutions, public and private limited partnerships and funds with investment objectives similar to ours and special purpose vehicles similar to ours (such as Airplanes Group and AerCo Limited) formed for the purpose of acquiring, leasing, re-leasing and selling aircraft. In addition, because the Servicer performs lease management services with respect to our aircraft as well as with respect to aircraft owned by third parties, our aircraft may be offered for sale in competition with other aircraft for which the Servicer performs management services. Some of these other entities with aircraft available for sale have, or have access to, financial resources substantially greater than ours and may be able to offer financing, management, remarketing and other services, inducements or concessions that we are not able to provide. The decline in the airline industry following the terrorist attacks of September 11, 2001 as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of SARS and the subsequent decline in passenger demand caused the fragile position many airlines were in to worsen considerably. A number of airlines have either declared bankruptcy (including Air Canada, one of our largest lessees as measured by annual lease revenue) or face bankruptcy in light of the depressed market. The bankruptcies that have occurred and the threat of bankruptcy for others has increased the number of aircraft on the market. The aircraft market is experiencing an increase in supply at a time of decreasing demand. According to Back Aviation Solutions, there were 902 western built commercial jet aircraft available for sale and lease in mid September 2003. This is a decrease of 13 available aircraft since November 2002, an increase of 120 available aircraft since June 2001 and an increase of 226 available aircraft since January 2001. It is expected that it will take several years for the international aviation industry to work out this backlog, during which time competition among lessors will remain strong and lease rental rates and aircraft values are expected to remain depressed.

         We believe the appraised base value of our aircraft is significantly higher than the actual value we would receive upon a sale of such aircraft. To the extent the sale price of an aircraft is below the aircraft's appraised base value, our ability to make payments on the Notes will be adversely affected.

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

         We have obtained three desktop appraisals (without physical inspection) of the appraised base value of each aircraft as of June 2003 from Avitas, AISI and BK. Based on such desktop appraisals, the nine aircraft had an aggregate appraised base value of $157,610,000, $222,520,000 and $237,350,000, respectively, or an average aggregate appraised base value of approximately $205,820,000.

         The appraised base values were determined assuming an arm's-length, cash transaction between willing and knowledgeable parties, with a reasonable period of time available for marketing, assuming, among other things, sales of the aircraft in an open, unrestricted stable market environment with a reasonable balance of supply and demand, and assuming the maintenance status of each aircraft with regard to such things as airframe, engines and landing gear to be at its half-life condition (i.e., its condition at midpoint between service intervals), adjusted to account for certain aspects of the actual maintenance status of each aircraft, as provided to the Independent Appraisers.

         As discussed in the Statement of Accounting Policies in the Financial Statements contained in Item 18, the Directors undertake a review to determine whether an impairment charge is required in respect of both aircraft held for use and any aircraft held for sale. The Directors, in applying Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("SFAS 144"), have determined that the carrying value for each of the Company's aircraft, all of which are classified as held for use, is greater than the estimated undiscounted future net cashflows in respect of such aircraft and have recorded an impairment charge for these aircraft equal to the difference between their carrying value and fair value.

         In applying SFAS 144 the Directors have used average Appraised Current Market Value, which was in aggregate $163,316,667 as at June 30, 2003 for the nine aircraft and represents the Independent Appraisers' opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Independent Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis.

         Appraised Current Market Values have been estimated by the Independent Appraisers based on value curves from the last downturn in the aircraft market. An Appraised Current Market Value is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the average Appraised Current Market Value, particularly in current market conditions as discussed in "- Recent
Developments" above and in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

         The Directors believe that, as a result of the factors discussed above and in note 3 of the Financial Statements, the sales value of the aircraft in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2003. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

         The application of the accounting policies in the fiscal year ended June 30, 2003 has led to an impairment charge of $14.378 million. Previous charges were made at June 30, 2002 and June 30, 2001 for $20.321 million and $30.259 million, respectively. At June 30, 2002 the impairment charge carried forward represents write-downs to average Appraised Current Market Values at June 30, 2002 and June 30, 2001.

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

         Our maintenance expenses are increasing as our lease revenues are declining. This will reduce the rental and sale proceeds available to make payments on the Notes.

         The standards of maintenance observed by our lessees and the condition of the aircraft at the time of sale or re-lease may affect the future values of and rental rates for the aircraft. Under each lease, it is the responsibility of the relevant lessee to maintain the aircraft and to comply with all governmental requirements applicable to the lessee or the aircraft, including, without limitation, operational, maintenance and registration requirements and, in most cases, manufacturer recommendations, although in certain cases the Company, as lessor, has agreed to share the cost of certain required modifications to the aircraft and certain overhaul costs. If a lessee does not perform such obligations or if the aircraft is off-lease, we will be responsible for maintenance obligations and for the cost, in whole or in part, of complying with governmental requirements or manufacturer recommendations. Failure to perform such required or recommended maintenance with respect to an aircraft (a) could result in a grounding of such aircraft, (b) is likely to adversely affect the value of that aircraft upon the sale thereof and (c) in the event of a re-lease of such aircraft, is likely to require us to incur costs, which could be substantial, in restoring such aircraft to an acceptable maintenance condition prior to re-leasing. Because our maintenance costs are expenses that rank senior to payments on the Notes, our ability to make payments on the Notes is further reduced by these maintenance costs. In some cases, we may have an obligation to reimburse the lessee or pay some or all of the cost of aircraft maintenance. Our cash resources may not be sufficient both to fund maintenance requirements and make payments on the Notes, especially as the aircraft continue to age.

Risks Relating to Leasing of Aircraft

         Our funds available to make payments on the Notes will be reduced if we are unable to re-lease aircraft quickly or on favorable terms.

         We may not be able to re-lease the aircraft upon expiration of the leases without incurring significant downtime prior to commencement of a new lease. If we cannot re-lease the aircraft, we may not have enough revenue to make payments on the Notes. Even if we can re-lease the aircraft, we may be unable to receive favorable rental rates, especially if there is reduced demand for aircraft on operating lease. The decline in the aircraft industry at the end of 2001 and the subsequent depression and airline bankruptcies have significantly reduced demand for and increased supply of aircraft generally, including aircraft available for operating lease. Our cashflows are suffering as a result of an oversupply of aircraft for lease, increased aircraft downtime and an overall decline in lease rates. Our ability to re-lease aircraft and obtain acceptable lease payments and terms may also suffer because of:

         o   economic conditions affecting the airline industry;

         o the supply of competing aircraft and demand for particular types;

         o   lessor competition;

         o restrictions on our re-leasing flexibility under our operative documents;

         o increased bargaining power for lessees as they join airline global alliances; and

         o a reduction in the number of potential lessees due to airline bankruptcies, liquidation or consolidation.

         Aircraft re-leased during fiscal year 2003 were leased at rates significantly below historic rates achieved on these aircraft. Further, two of the aircraft which were re-leased during fiscal year 2003 were leased on "power-by-the-hour" leases which allow for the lessee to pay for only the time that the aircraft is being used.

         We currently have no aircraft off-lease and we have no aircraft leases scheduled to expire before March 2005, however there can be no assurance that other aircraft will not come off-lease before expiration of their lease terms. In the current circumstances, re-leasing our aircraft in a timely fashion at reasonable rates represents a significant challenge to the Company. Any lack of success in meeting this challenge may have a significant effect on our ability to make payments on the Notes. Based on current projections, we expect our cashflows will not be sufficient to pay any further interest due on the Class D and Class E Notes. An Event of Default occurs if we do not pay interest (excluding additional interest, default interest or step-up interest) on any Note within five days of its due date. This Event of Default has occurred and is continuing as we have had insufficient funds to pay such interest in full to Class D Noteholders, and we now expect this Event of Default to continue for the remaining term of the Notes. See "Item 13 - Defaults, Dividend Arrearages and Delinquencies" for a discussion of the limited remedies available upon the occurrence of an Event of Default under these circumstances.

         Lessees in weak financial condition could fail to make lease payments and may require the restructuring of their leases to avoid default. This would reduce the revenue available to make payments on the Notes.

         There is a significant risk that lessees in weak financial condition may default on their obligations under the leases. If lessees do not make rent and maintenance payments or are significantly in arrears, it will impair our ability to make payments on the Notes. The ability of each lessee to perform its obligations under its lease will depend primarily on its financial condition. A lessee's financial condition may be affected by various factors beyond its control, including competition, fare levels, passenger demand, operating costs, the cost and availability of finance, and environmental and other governmental regulation of the air transportation business. The economic conditions of the regions where our lessees operate will also affect their ability to meet their lease obligations. Many of our lessees are based or operate in regions such as Asia that from time to time experience severe economic crises. You should refer to "Item 4 - Information on the Company - Business Overview - Regional Concentrations" for a detailed discussion of the regional concentrations of our lessees and the economic trends of the regions that may impact the lessees' financial conditions.

         In addition, the events of September 11, 2001 as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of SARS, have resulted in airlines worldwide experiencing financial difficulties. Some of our lessees are in a weak financial position. Investors should also expect this to be the case with future lessees. As a result, a large proportion of lessees may consistently be significantly in arrears in their rental payments or maintenance payments. Also, as a result of the decline in the aircraft industry, the financial position of many airlines, including our lessees, is likely to be weakened which in turn may cause an increase in delayed, missed or reduced payments. Further, in order to keep aircraft on lease and generating rental proceeds in this difficult economic environment, many aircraft lessors, including the Company, have agreed to rental holidays, rental restructurings, the early return of aircraft and similar measures for some lessees. We expect this may continue to occur with our lessees. We can also give no assurance that defaults, amounts in arrears and the frequency of lease restructurings will not increase as the market for aircraft on operating lease experiences a continued decline.

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

         Our ability to terminate a lease and repossess the aircraft may be limited by a number of factors, including the following:

         o a lessee contesting our right to terminate the lease and repossess the aircraft;

         o   our inability to export, deregister and redeploy the aircraft;

         o legal restrictions on our ability to terminate or repossess the aircraft; and

         o the appointment of a trustee in bankruptcy or similar officer in the case of a bankrupt or insolvent lessee.

         Even if we are able to terminate the lease and repossess the aircraft, we may incur substantial costs, including:

         o the direct costs associated with the termination of the lease or repossession of an aircraft, including technical and legal costs;

         o   the  cost  of  returning  the  aircraft  to  the   appropriate
             jurisdiction;

         o the payment of debts and taxes secured by liens on the aircraft that were not paid by the lessee;

         o the costs of retrieving or recreating aircraft records that are required for re-registering the aircraft;

         o the costs of putting the aircraft back in a condition suitable for leasing or sale; and

         o costs of obtaining a certificate of airworthiness for the aircraft.

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

         As a consequence of the terrorist attacks of September 11, 2001, airlines worldwide continue to experience difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. Until recently, our lessees have relied on government guarantees or indemnities to provide coverage for third party liability (other than to passengers) arising from war and terrorism risks, above a greatly reduced ceiling of cover provided by the aviation insurance market as a reaction to the events of September 11, 2001. Although most governments have now terminated their guarantee or indemnity support, as of December 23, 2003 two of our eight lessees continue to rely on such government support for this coverage. However, there can be no assurance that if and when such government support is removed our lessees will be able to replace that support by insurance coverage. If such insurance coverage were not purchased or otherwise available from government support, it may be necessary for the relevant aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our revenue which would adversely affect our ability to make payments on the Notes.

         If we cannot obtain the required licenses, consents and approvals to re-lease or sell aircraft, our revenue available to make payments on the Notes may be reduced.

         If we or, where applicable, the lessee cannot obtain required government licenses, consents and approvals, we may be unable to re-lease or sell aircraft. Several leases require specific licenses, consents or approvals. These include licenses, consents or approvals from governmental or regulatory authorities to certain lease payments and to the import, re-export or deregistration of the aircraft. There is a risk that subsequent legal and administrative changes will increase such requirements or that a license, consent or approval, once given, will be withdrawn. We may be unable to receive licenses, consents or approvals needed in connection with future re-leasing or sale of an aircraft. In any such case, our revenue available to make payments on the Notes may be reduced.

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

         United States federal income withholding taxes at a rate of 30% are applicable to lease payments relating to an aircraft that was re-delivered in October 2002 and was immediately placed on lease to Allegiant Air, a United States airline, and that lease makes no provision for recovery of such taxes from the lessee. The lease to Allegiant Air has a lease expiration date as of the date of completion of the next "C Check" for this aircraft, which date is estimated to be in March 2005. Allegiant Air also has one extension option on the lease. If this extension is exercised, the estimated date of expiration would be in June 2006. There can also be no assurance that any subsequent lease will avoid United States or other withholding taxes.

         If lessees do not comply with their obligations under their operating leases it may increase our costs and reduce our revenue available to make payments on the Notes.

         The leases are all fixed term operating leases, under which we retain substantially all of the risks and rewards associated with ownership of the aircraft, including the aircraft's residual value. The leases are "net" leases pursuant to which the lessees are obligated to make periodic rental payments and generally assume responsibility for, inter alia, (i) maintaining the aircraft,
(ii) ensuring proper operation of the aircraft, (iii) providing indemnification against and insurance for losses resulting from operation of the aircraft, (iv) paying all costs of operating the aircraft and keeping the aircraft free of liens (as defined in the relevant lease) (other than permitted liens under the relevant lease) resulting from such operation and (v) complying with all applicable governmental licensing, registration and other requirements, including airworthiness directives (although in certain cases, the terms of the relevant lease require the lessor to share the cost thereof). Failure of a lessee to comply with such obligations could result in increased costs to us and reduce our revenue available to make payments on the Notes.

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

         Liens may attach to the aircraft in the course of their operation. These liens may impair our ability to repossess, re-lease or sell the aircraft. Liens that secure the payment of airport taxes, customs duties, air navigation charges, landing charges, crew wages, repairer's charges or salvage charges attach to the aircraft in the normal course of operation. The amounts that the liens secure may be substantial and may exceed the value of the aircraft against which the lien is asserted. In some jurisdictions, a holder of aircraft liens may have the right to detain, sell or cause the forfeiture of the aircraft. The lessees may fail to comply with their obligations under the leases to discharge liens arising during the terms of the leases. Prior to terminating our lease with Istanbul, Istanbul incurred a debt to Eurocontrol. Istanbul failed to comply with their obligation under the lease to pay this debt and cause the related lien to be discharged.

As owner of the aircraft, the Company was forced to settle this debt of approximately $1.8 million with Eurocontrol (which was accrued for in the fiscal years ended June 30, 2001 and 2002). The settlement of this debt, in fiscal year 2003, reduced our funds available to make payments on the Notes, and any other similar debt we may be required to settle in the future in order to have liens discharged would also reduce our revenue available to make payments on the Notes.

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

         The aircraft industry is heavily regulated and aviation authorities may adopt additional regulations in jurisdictions where our aircraft are registered or operated. For example, as a result of the terrorist attacks in the United States on September 11, 2001, installation of enhanced Ground Proximity Warning Systems in all aircraft by 2005 has been mandated by the U.S. Federal Aviation Administration ("FAA") and the European Joint Airworthiness Authorities and further new security directives are under consideration by a number of aviation authorities. To the extent the cost of complying with such regulations is required to be borne by the Company rather than the lessees, we could incur significant cash expenditures in order to comply with such regulations. Further, additional regulations relating to security and aircraft noise and emissions, may cause us to incur significant costs, depress the value of the aircraft and impair our ability to re-lease or sell aircraft.

Reliance on Third Parties and Conflicts of Interest

         We rely on third parties to manage our business. Our operations may suffer and we may be unable to make payments on the Notes if our service providers do not perform their obligations to us or if we have to replace them.

         We have no employees or executive management resources of our own. We therefore rely on several service providers for the leasing, re-leasing and sale of the aircraft and all other executive and administrative responsibilities. If these service providers do not perform their contractual obligations to us, our operations may suffer and our revenue available to repay the Notes may be reduced. We can give no assurance that we will continue our arrangements with these service providers or that the service providers will continue their relationship with us until the final maturity date of the Notes. If a service provider resigns or we terminate its appointment, we may be unable to find suitable replacement service providers that we can engage on suitable terms. Additionally, our appointment of replacement service providers may cause a lowering or withdrawal of the ratings on the Notes. You should refer to "Item 6
- Directors, Senior Management and Employees - Directors and Senior Management" for detailed information on the responsibilities delegated to service providers.

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

         From time to time our Directors may have conflicts of interest that arise as a result of their other relationships in the aviation industry. See "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management."

Bankruptcy Risks

         If the Company were to be consolidated with another entity upon such entity's bankruptcy our assets may be unavailable to repay the Notes and our other obligations.

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

         In addition, WFC warranted to us, among other things, that upon delivery of the WFC Aircraft to us we would be the owner of the WFC Aircraft, that the sale of the WFC Aircraft by it to us was a "true sale" of the WFC Aircraft to us and that the conveyance was effective to transfer title to us. WFC and the Company have treated the conveyance of the WFC Aircraft as a sale of the WFC Aircraft and transfer of the related lease to us, and we have taken all actions that are required to perfect our ownership interest in the WFC Aircraft and the related lease. However, if WFC were to become a debtor in a bankruptcy case under the U.S. Bankruptcy Code and a creditor or trustee-in-bankruptcy of WFC or WFC itself were to take the position that the sale of WFC Aircraft to us should be recharacterized as a pledge of the WFC Aircraft and the related lease to secure a borrowing of WFC, then delays in payments of lease rentals to us on the WFC Aircraft could occur. A court ruling in favor of any such creditor, trustee or WFC could result in reductions in the amount of such payments and/or forfeiture or subordination of our rights in the WFC Aircraft and the related lease. Such delays or reductions and/or forfeiture also could result in delays or reductions in our ability to make payments on the Notes. If the transfer of the WFC Aircraft and the related lease to us is recharacterized as a pledge or a lien on the property of WFC, our position with respect to WFC would be that of a secured creditor of WFC with a claim in an amount equal to the purchase price of the WFC Aircraft secured by such pledge or lien. On the other hand, if the conveyance of the WFC Aircraft is treated as a sale, the WFC Aircraft and rental payments under the related lease would not be part of WFC's bankruptcy estate and would not be available to WFC's creditors. On the Closing Date, we received an opinion of United States counsel concluding that, under applicable state law, the sale of the WFC Aircraft and the related lease would constitute a true sale from WFC to us and should not be characterized as a pledge of these assets to secure a loan from us to WFC. However, there can be no assurance that the circumstances upon which such counsel has based its opinion will not change, that a court of competent jurisdiction would not find differently, that such opinion would prove to be correct or that the law of another jurisdiction would not apply.

Certain Income Tax Risks

         If payments of principal or interest on the Notes become subject to withholding tax, we will not make additional payments to you.

         We will not make any additional payments to noteholders for any withholding or deduction that is required under applicable law on payments on the Notes. If we are required to make a withholding or deduction, whether because of the implementation of the European Union Savings Tax Directive or for any other reason, we will use reasonable efforts to avoid the application of withholding taxes. If we cannot avoid the withholding taxes, we have the right to redeem the Notes. If withholding taxes are imposed on interest payments on the Notes and we do not redeem them, we will reduce the amount of interest that you will receive by the amount of the withholding taxes.

         Ownership of the Notes entails certain risks regarding the application of the tax laws of Ireland, the United States, Jersey and the jurisdictions in which the Company, its subsidiaries and the lessees are organized, reside or operate. You should refer to "Item 10 - Additional Information - Taxation" for a more detailed discussion of some of the possible tax consequences of owning the Notes.

         Our operations may become subject to income taxes, which would reduce the revenue available to make payments on the Notes.

         Our operations may be subject to the income tax laws of Ireland, the United Kingdom, the United States, Jersey, France and other jurisdictions. There is also a risk that the Servicer's future management of the aircraft might expose the Company and its subsidiaries to tax liabilities outside Ireland and the United Kingdom. If our income is subject to taxation, the revenue available to make payments on the Notes would be reduced.

         If our Irish subsidiary were to lose its Irish tax benefits our funds available to make payments on the Notes will be reduced.

         Our Irish tax-resident subsidiary is entitled to certain corporate tax benefits for International Financial Services Center certified companies, including a preferential corporation tax rate of 10% in respect of prescribed leasing operations through December 31, 2005. The loss of these tax benefits would reduce our funds available to make payments on the Notes.

         Upon the scheduled termination of the Irish preferential 10% corporation tax rate on December 31, 2005, the Company's Irish tax-resident subsidiary will become subject to Irish corporation tax on its net trading income, which would include leasing income, at a 12.5% rate as provided for in the Irish Finance Act of 1999. This legislation provides for non-trading income (for example, deposit interest) to be taxed at 25%. There can be no assurance that these tax rates will not be changed in the future.

         The activities of our service providers or loss of treaty benefits could expose us to United States federal net income taxation, which could harm our ability to make payments on the Notes.

         The Company and its subsidiaries do not expect to have any material United States federal net income tax liability. However, this conclusion may depend, in part, on:

         o   the nature of such companies' income and operations, and

         o in the case of the Company's Irish-resident subsidiary, qualification for the benefits of the income tax treaty between the United States and Ireland.

         There can be no assurance that the activities of the Servicer, the Administrative Agent and other service providers will not expose the Company and its subsidiaries to United States federal net income tax on part or all of their income, which would reduce the revenue available to make payments on the Notes.

         United States withholding taxes currently apply to one lease, may continue to do so, and may apply to other leases in the future.

         United States federal income withholding taxes at a rate of 30% are applicable to lease payments relating to an aircraft that was re-delivered in October 2002 and was immediately placed on lease to Allegiant Air, a United States airline, and that lease makes no provision for recovery of such taxes from the lessee. The lease to Allegiant Air has a lease expiration date as of the date of completion of the next "C Check" for this aircraft, which date is estimated to be in March 2005. Allegiant Air also has one extension option on the lease. If this extension is exercised, the estimated date of expiration would be in June 2006. There can be no assurance, however, that any subsequent lease will avoid United States withholding taxes. Likewise, there can be no assurance that other leases will not become subject to United States federal income tax withholding.

         The Company has incurred tax liabilities in 2003 and may have incurred additional tax liabilities in prior years, in respect of unpaid United States withholding taxes relating to the investment of certain collections by the Cash Manager.

         The Cash Manager recently informed the Company that in past periods certain Company collections had been invested in United States money market funds, and that the Cash Manager apparently should have withheld United States withholding taxes from such collections but failed to do so. Upon being informed of these investments, the Company immediately directed the Cash Manager to cease investing in such funds as the Deed of Charge provides that collections may not be invested in investments that are subject to U.S. withholding tax. The Cash Manager has indicated that withholding taxes of $9,991 are due and owing to the United States government for investments relating to 2003, and has indicated its intention to pay such amount from collections otherwise available for distribution to Noteholders. The Cash Manager has further indicated that it is reviewing its withholding tax obligations in respect of the years prior to 2003, and has provided preliminary estimates of $104,165, $74,319 and $24,871 that may be owed for 2000, 2001 and 2002, respectively. Although the estimates for 2000, 2001 and 2002 are preliminary they suggest that if withholding taxes are owed for these three years, the amounts owed for each of these three years will be greater than the amounts owed for 2003. Further, the Cash Manager has not yet determined whether withholding taxes may be owed for years prior to 2000, whether there may be additional liabilities for penalties and interest owing for any years or provided even preliminary calculations of potential withholding taxes owed for years prior to 2000 or penalties and interest for any year. The Company has requested that the Cash Manager provide, on an expedited basis, its analysis of whether such amounts are owing and its calculations as to what such amounts are. The Company further understands that, whatever course of action the Cash Manager ultimately determines to take, the Company may be liable for withholding tax amounts not remitted by the Cash Manager to the United States government. Although the investment of collections in investments subject to withholding appears to have been inconsistent with the terms of the Deed of Charge, the Company has not yet determined the remedies, if any, that may be available in respect of withholding liabilities it may ultimately bear. Accordingly, the United States withholding tax liabilities associated with the investment of Company collections in United States money market funds may be borne in full by the Company and ultimately the Noteholders without the benefit of any contribution from the Cash Manager.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

         The Company was incorporated in Jersey (registered number 52674) as a private, limited liability company under the Companies (Jersey) Law 1991 on May 13, 1992, for an unlimited duration, and became a public company pursuant to a special resolution passed on June 15, 1992. The registered office of the Company is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands and its telephone number is 011-44-1534-609000. The Company has an authorized share capital of 15,000 ordinary shares, $1 par value per share, 10 of which have been issued. All of the issued ordinary shares are held by the Nominees for the benefit of the trustee of the ALPS Trust, a charitable trust established in Jersey.

         The Company has three direct wholly owned subsidiaries, one in each of Ireland, England and France. The subsidiaries directly or indirectly lease aircraft from the Company and sublease them to operators where commercial or other reasons make it desirable to do so.

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

         In June 1996, the Company elected to refinance the Prior Debt through the issuance of the Notes rather than remarketing and selling all 13 aircraft during the one-year period prior to the originally scheduled maturity of the Prior Debt in June 1997. The decision to refinance the Prior Debt was primarily due to the uncertainty as to the ability of the Company to make payment in full on the Old Class B Notes and Old Class M Notes under the then current schedule for sale of the aircraft. In connection with the refinancing of the Prior Debt, the Old Class A Notes and the Old Class M Notes were redeemed and the Old Class B Notes were exchanged for the Class E Notes. The Company believed that the revised schedule for sale of the Company's then current aircraft portfolio would allow it to realize better returns on such aircraft, because the Company expected at that time to sell such aircraft over a period of five to seven years from the Closing Date (compared to fifteen months under the terms of the Prior
Debt).

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

         The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the revenue generated by the Company's leasing operations. The Company was required to sell one or more further aircraft having an aggregate Initial Appraised Value of at least $66,810,000 by June 27, 2003 in order to comply with the Trust Note Sales Goals. As discussed herein, due to current market conditions in the aircraft industry it was not possible to meet the Trust Note Sales Goal for June 27, 2003 and remain in compliance with other requirements of the Deed of Charge. Further, to comply with the Trust Note Sales Goal for June 27, 2004, the Company would be required to sell all of its remaining aircraft. Proceeds from the sale of aircraft are required to be used to pay principal of the Notes in the priority set forth in the Deed of Charge. The Servicer has an ongoing instruction from us to market each and every aircraft for sale and we are continuing to review all alternatives in order to maximize the amount available to pay outstanding principal and interest to the noteholders while attempting to comply with our Business Objectives and the other requirements of the Deed of Charge. However, selling any of the aircraft in the current industry environment at prices consistent with compliance with our current Business Objectives is extremely difficult and there can be no assurance that we will be able to repay the holders of the Class A Notes the full amount owed to them when due. Further, based on current projections, we expect to have insufficient funds to repay some of the Class B Note principal and any remaining Class C, Class D and Class E Note principal, and we expect to have insufficient funds to pay any further step-up interest due on the Class A, Class B, Class C or Class D Notes or any remaining interest due on the Class D and Class E Notes. An Event of Default occurs if we do not pay interest (excluding additional interest, default interest or step-up interest) on any Note within five days of its due date. This Event of Default occurred on several occasions prior to fiscal year 2003 when we had insufficient funds to pay such interest in full to Class D Noteholders and has now been ongoing since December 16, 2002. The Company does not expect to have sufficient funds to pay any further Class D Note interest. See "Item 3 - Key Information - Risk Factors," and "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources" and see "Item 13 - Defaults, Dividend Arrearages and Delinquencies" for a discussion of the limited remedies available upon the occurrence of an Event of Default under these circumstances.

         The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. The Deed of Charge requires, to the extent the Company does not repay in full principal on those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs would only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company paid some step-up interest in fiscal year 2002, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

         At various times during fiscal year 2003, certain target principal payments scheduled to be paid to holders of Class A, Class B, Class C and Class D Notes, certain interest payments due to holders of Class A, Class B, Class C and Class D Notes, and all interest payments scheduled to be paid to holders of Class E Notes were in arrears. As at the end of fiscal year 2003, these arrears consisted of $2.042 million of Class A Note Target Amount, $0.565 million of Class A Note step-up interest, $0.220 million of Class B Note step-up interest, $4.304 million of Class C Note Target Amount, $0.206 million of Class C Note step-up interest, $5.177 million of Class D Note Target Amount, $0.326 million of Class D Note step-up interest, $0.504 million of Class D Note default interest, $2.805 million of Class D Note interest, and $45.105 million of Class E Note interest.

B.       Business Overview

         Business Objectives

         Our business objectives pursuant to the Deed of Charge (the "Business Objectives") are (a) to re-lease certain of the aircraft promptly after the scheduled expiration date of the applicable original lease and to manage the aircraft with a view towards receiving rental payments under the existing leases, and, in the case of any renewed or replacement lease relating to any aircraft, to maximize the amount of any rental payments thereunder so as to be able to make the required payments of interest and principal on the scheduled payment dates with respect to the Senior Trust Notes, (b) to market and sell the aircraft at such times and for such amounts to realize, on an aggregate basis, an amount sufficient to repay in full the Outstanding Principal Balance of each class of the Senior Trust Notes and (c) to the extent consistent with the objective described in clause (b) above, upon the sale of the aircraft, to realize the value of the aircraft on an aggregate basis so as to provide the maximum return to the Company on its investment therein, in all cases taking into account the present and anticipated market conditions affecting the sale of used aircraft and the commercial aviation industry generally. With respect to the re-leasing, marketing and sale of aircraft described in clauses (a) and (b) above, the Deed of Charge provides that our Business Objectives change after certain dates. Accordingly, (i) prior to June 27, 2001 our Business Objectives were to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to each class of Notes and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of all Notes, (ii) from June 27, 2001 through June 26, 2004 our Business Objectives are to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to the Senior Trust Notes and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of the Senior Trust Notes, and (iii) from June 27, 2004 through June 15, 2006 our Business Objectives will be to (x) re-lease aircraft to maximize rental payments so as to be able to make required payments of interest and principal on the scheduled payment dates with respect to the senior most class of Notes (namely the Class A Notes) and (y) market and sell aircraft so as to repay the Outstanding Principal Balance of the senior most class of Notes.

         The management and administration of the leases and the aircraft is conducted principally by Babcock & Brown, as servicer.

         Aircraft Leasing

         As of June 30, 2003, our fleet of aircraft was comprised of nine aircraft, all of which were on lease to eight lessees in eight countries. As of June 30, 2003, the remaining terms of the leases ranged from approximately four months to three years and eleven months. The following table shows the scheduled terminations by aircraft type and lessee for the leases relating to our aircraft as of June 30, 2003:

Aircraft Type             Lessee                   Month and Year of Expiration
-------------             ---------------------    ----------------------------
B737 - 400                Asiana(1)                December 2003
B737 - 400                Travel Service(2)        October 2005
B737 - 400                Skynet                   March 2005
B737 - 500                China Southern(3)        March 2004
B757 - 200                First Choice Airways(4)  April 2005
B767 - 300ER              Air Canada(5)            March 2004
B767 - 300ER              Air Canada               May 2007
MD83                      Meridiana(6)             March 2004
MD83                      Allegiant Air(7)         October 2003
----------------------
(1) The Asiana lease terminated on December 13, 2003. Batavia has signed a lease agreement, dated December 18, 2003, for this B737-400 aircraft for a lease term beginning December 18, 2003 and ending on March 31, 2007.

----------------------
(2) Travel Service signed a lease amendment and extension agreement, dated December 16, 2003, to extend this lease until March 31, 2007.
(3) China Southern signed a lease amendment and extension agreement, dated December 17, 2003, to extend this lease until March 31, 2006.
(4)  Formerly known as Air 2000 Limited.
(5) A Memorandum of Understanding, dated October 10, 2003, executed by Air Canada extends the lease of this aircraft until March 31, 2007.
(6) Meridiana signed a lease amendment and extension agreement, dated October 5, 2003, to extend this lease until March 31, 2006.
(7) Allegiant Air signed a lease amendment and extension agreement, dated October 9, 2003, to extend this lease until the next "C Check" for this aircraft which is expected to occur in March 2005, with an option to extend until the following "C Check," which is expected to occur in June 2006.

         All of the leases relating to our aircraft are operating leases under which we (i) will not recover fully the cost of each aircraft and (ii) retain the benefit and assume the risk of the residual value of the aircraft. The aircraft are included as assets on our balance sheet and depreciation is charged to income over the estimated useful lives of the aircraft. See "Item 18 - Financial Statements -Statement of Accounting Policies - Aircraft." Minimum lease rentals in respect of the aircraft are reported as revenue over the term of the lease on a straight line basis. Contingent rents are recorded as the contingency is resolved.

         All leases are on a "net" basis, under which the lessee is responsible for all operating expenses, generally including, without limitation, fuel, crews, airport and navigation charges, taxes, licenses, registration, insurance and certain maintenance costs. However, in some of the more recently executed leases, the Company has agreed to cover certain aircraft maintenance and overhaul costs. Under the provisions of the leases, the lessee may also be obligated to pay an agreed-upon charge based on the use of the aircraft as a provision for certain future maintenance costs. Normally, such amounts could be reclaimed by the lessee once the relevant maintenance has been completed by the lessee. The leases contain specific provisions regarding maintenance standards during the terms thereof and regarding the condition of the aircraft upon redelivery to us. The lessee is responsible for compliance with all applicable laws and regulations with respect to the aircraft. We require our lessees to maintain the aircraft in accordance with an approved maintenance program designed to ensure that the aircraft meets applicable regulatory requirements in the jurisdictions where the lessee operates.

         Babcock & Brown, on our behalf, is required to inspect or arrange for the inspection of the condition of each aircraft at least once every 18 months. Generally, we require a security deposit and/or a letter of credit from the lessee as security for the performance of the lessee's obligations under the lease although this has not been the case for all of the leases. In addition, the leases contain extensive provisions regarding our rights and remedies in the event of a default thereunder by the lessee. Notwithstanding the foregoing, no assurance can be given that all lessees will comply with the terms of their related leases or that all of the lease provisions discussed herein will be enforceable against each lessee. As of November 30, 2003, the aggregate arrears for all lessees was $150,000. On April 1, 2003, Air Canada filed for bankruptcy protection under Canada's Companies Creditors Arrangement Act. Under the terms of the court's order, Air Canada's lessors, who wanted to continue leasing their aircraft to Air Canada, agreed to a 60 day moratorium on lease rentals. Air Canada extended this moratorium until they completed their agreements with each lessor. Following execution of a Memorandum of Understanding by Air Canada, which became effective on October 20, 2003, all rental arrears for the two aircraft leased by Air Canada in the amount of $1,548,350 were offset against the Company's required contribution of $1,447,300 towards the S4C check on one of the two aircraft. Air Canada paid the remaining arrears of $101,050 on October 23, 2003.

         Aircraft Fleet

         As of June 30, 2003, our fleet was comprised of nine aircraft . Our aircraft consist of widebody and narrowbody Stage 3 Aircraft. As of June 30, 2003, two of the aircraft were classified as widebody aircraft, being two Boeing 767-300ERs. The remaining seven aircraft were classified as narrowbody aircraft.

         As of June 30, 2003, our aircraft, divided by manufacturer, were as follows:


                                  COMPANY FLEET

                                                           Net Book Value
Manufacturer            Aircraft Type     Number    (in thousands of dollars)(1)
-------------           -------------     ------     -----------------------
Boeing                  B737 - 400           3             $  40,723
                        B737 - 500           1                12,557
                        B757 - 200           1                22,250
                        B767 - 300ER         2                69,859

McDonnell Douglas       MD83                 2                17,926
                                             -              --------
Total                                        9              $163,316
                                             =              ========
--------------

(1) Net book value in respect of each of the nine aircraft is stated as of June 30, 2003.

         Aircraft Value

         We have obtained three desktop appraisals (without physical inspection) of the appraised base value of each aircraft as of June 2003 from Avitas, AISI and BK. Based on such desktop appraisals, the aircraft had an aggregate appraised base value of $157,610,000, $222,520,000 and $237,350,000, respectively, or an average aggregate appraised base value of approximately $205,820,000.

         We obtained desktop appraisals (without physical inspections) of the appraised base values of the nine aircraft as of June 2002 from Avitas, AISI, and BK. Based on such desktop appraisals, the aircraft had an average aggregate appraised base value of approximately $235,540,000, calculated as the average of the appraised base values as determined by the Independent Appraisers.

         For the purpose of the valuations, appraised base value is defined by the International Society of Transport Aircraft Trading as the value of the aircraft assuming an arm's-length, cash transaction between willing and knowledgeable parties, with a reasonable period of time available for marketing, assuming, among other things, sales of the aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assuming the maintenance status of each aircraft with regard to such things as airframe, engines and landing gear to be at its half-life condition (i.e., its condition at midpoint between service intervals), adjusted to account for certain aspects of the actual maintenance status of each aircraft, as provided to the Independent Appraisers. Appraised base values, as so determined, are only estimates of resale values in a hypothetical market environment.

         We believe that the reduction in the average appraised base value of the nine aircraft from $235,540,000 as of June 2002 to $205,820,000 as of June 2003 representing a reduction of 12.62% of the average appraised base value from the prior year, is due primarily to the ageing of the aircraft and, with respect to certain aircraft, those market conditions which have had a negative effect on aircraft values.

         As discussed in the Statement of Accounting Policies in the Financial Statements contained in Item 18, the Directors undertake a review to determine whether an impairment charge is required in respect of both aircraft held for use and any aircraft held for sale. The Directors, in applying SFAS 144, have determined that the carrying value for each of the Company's aircraft, all of which are classified as held for use, is greater than the estimated undiscounted future net cashflows in respect of such aircraft and have recorded an impairment charge for these aircraft equal to the difference between their carrying value and fair value.

         In applying SFAS 144 the Directors have used average Appraised Current Market Value, which was in aggregate $163,316,667 as at June 30, 2003 for the nine aircraft, and represents the Independent Appraisers' opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Independent Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis.

         Appraised Current Market Values have been estimated by the Independent Appraisers based on value curves from the last downturn in the aircraft market. An Appraised Current Market Value is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the Appraised Current Market Value, particularly in current market conditions as discussed in "Item 3 - Key Information - Risk Factors - Recent Developments" and in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

         The Directors believe that, as a result of the factors discussed above and in note 3 of the Financial Statements, the sales value of the aircraft in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2003. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

         The application of the accounting policies in the fiscal year ended June 30, 2003 has led to an impairment charge of $14.378 million. Previous charges were made at June 30, 2002 and June 30, 2001 for $20,321,000 and $30,259,000, respectively. At June 30, 2002 the impairment charge carried forward represents write-downs to average Appraised Current Market Values at June 30, 2002 and June 30, 2001.

         Following the terrorist attacks of September 11, 2001 and other world events that contributed to a significant downturn in the airline industry, many airlines have been flying fewer aircraft and downsizing or reducing planned growth of their fleets. In addition, since September 11, 2001 a number of airlines have declared bankruptcy (including Air Canada, one of our largest lessees as measured by annual lease revenue) and ceased operations and it is expected that the industry will experience further consolidation as well as additional bankruptcies in the near future. As a result, aircraft owned by or leased to these airlines have been put on the market for sale or lease thereby increasing the supply of available aircraft. Due to the loss of investor appetite and the difficulty in obtaining financing for the purchase of aircraft, there are fewer buyers of aircraft on operating lease and the resulting illiquidity in the market has caused sale prices of aircraft to further decline. Further, in the current environment there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult. As discussed above, an appraisal is an estimate of value and should not be relied upon as a measure of current sales value. We believe that as a result of all of these factors the sales value of the aircraft in the current market (as compared with the "open, unrestricted stable market environment with a reasonable balance of supply and demand" assumed in the determination of the appraised base values) is significantly less than the average appraised base value and may be less than the average Appraised

Current Market Value and the carrying value as at June 30, 2003. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. The effect of the Trust Note Sales Goals contained in the Deed of Charge is to require that we sell all of our aircraft by June 27, 2004. Although we do not believe it will be possible, given the current market conditions in the aircraft industry, to comply with this requirement and achieve sale prices consistent with our current Business Objectives, there can be no assurance that we will not be forced to sell one or more aircraft in a distressed sale situation. The Deed of Charge provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, to the extent the Trust Note Sales Goals are not complied with prior to December 27, 2004, the Company is required to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class C Note Target Price. During the time that the Company has not been in compliance with the Trust Note Sales Goals, the Company has been unable, with the exception of the sale of the A320-200 aircraft in December 2002, to sell aircraft at prices at or above the Class C Note Target Price. However, to the extent the Company has not complied with the Trust Note Sales Goals, on or after December 27, 2004, the Company will be required, subject to the pre-emption rights of the Class D and Class E Noteholders, to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class A Note Target Price. See "Item 3 - Key Information - Risk Factors - Risks Relating to Sales of Aircraft."

         The foregoing indications of appraised base value provided by the Independent Appraisers do not reflect the value of the leases, maintenance reserves, security deposits or other related collateral, if any. All dollar amounts listed under this subsection are rounded to the nearest $0.1 million.

         Fleet Age Analysis

         The weighted average age of our aircraft by net book value was 12.89 years as of June 30, 2003.

         Lessees

         The lessees of our aircraft as of June 30, 2003, such lessees' home country and the respective aircraft type and date of manufacture are as set forth below:


Lessee                   Country                     Aircraft Type      Date of Manufacture
---------------------    ------------------          --------------     -------------------
Air Canada               Canada                      B767 - 300ER        arch 1991
                                                     B767 - 300ER        ugust 1991
Allegiant Air            U.S.A.                      MD83                ugust 1989
Asiana(1)                South Korea                 B737 - 400          ovember 1988
China Southern           People's Republic of China  B737 - 500          uly 1991
First Choice Airways(2)  United Kingdom              B757 - 200          arch 1991
Meridiana                Italy                       MD83                uly 1989
Skynet                   Ireland                     B737 - 400          ctober 1989
Travel Service           Czech Republic              B737 - 400          arch 1989


---------------

(1) Beginning on December 18, 2003, this B737-400 aircraft will be leased to Batavia whose home country is Indonesia.

(2)  Formerly known as Air 2000 Limited.

         In fiscal year 2003, four lessees accounted for more than 10% of our leasing revenue (Air Canada 29.43%, Asiana 15.75%, Travel Service 13.30% and China Southern 12.63%). There are no leases with respect to which the present value of the lease payments due from the lessee (utilizing a discount rate equal to the average coupon on the Notes) exceeds 10% of the original aggregate principal balance of the Notes.

         Distribution of Revenue by Geographic Area

         The following table sets forth the dollar amount and percentage of total lease revenue attributable to the indicated geographic areas for the period from July 1, 2002 to and including June 30, 2003:

                                        Amount                   Percentage
                             ------------------------          -------------
                             (in thousands of dollars)
Europe                                   $6,973                      35.30
Americas                                 $6,341                      32.10
Asia/Pacific                             $6,444                      32.60
                                         ------                      -----
                                        $19,758                     100.00%
                                        =======                     ======

         Many foreign countries have currency and exchange laws regulating the international transfer of currencies. We attempt to minimize our currency and exchange risks by negotiating our aircraft leasing transactions in U.S. dollars and all letters of credit and any other forms of credit enhancement obtained to support various leases are denominated for payment in U.S. dollars.

         Our revenue and income may be affected by political instability, changes in national policy in the countries where our aircraft operate, competitive pressures and other financial difficulties experienced by certain air carriers, fuel shortages, labor stoppages, recessions and other political or economic events adversely affecting world or regional trading markets or impacting a particular customer. Many of these factors have been adversely impacted by the terrorist attacks in the United States on September 11, 2001, the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq, the outbreak of SARS and the subsequent decline in the aircraft industry.

         Regional Concentrations.

         Asia Concentration - At June 30, 2003, 14% of our aircraft by appraised base value at June 30, 2003 were leased by operators in Asia.

         The Asian civil aviation industry had rebounded from the severe economic difficulties in the region that began in 1998 and 1999 and was performing satisfactorily with reasonable growth in passenger numbers prior to the terrorist attack in Bali in October 2002 and the outbreak of SARS at the beginning of 2003. The outbreak of SARS in the Asia-Pacific region had a significant short-term impact on air travel to and within the region. Carriers in the worst SARS-affected regions, such as Hong Kong, were affected particularly badly with dramatic cuts in services of between 30% to 50%. Although the crisis appears to now be under control with the World Health Organization removing the last remaining negative travel recommendations for Beijing on June 24, 2003, and most carriers having now restored the majority of their flight schedules, some scientists have suggested the possibility that new cases of SARS may emerge during the coming winter season.

         European Concentration - At June 30, 2003, 36% of our aircraft by appraised base value at June 30, 2003 were leased by operators based in "developed" Europe.

         The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in one or more of those countries, particularly if combined with high fuel prices and/or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Competitive pressures from continuing deregulation of the airline industry by the

EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

         The first half of 2003 was poor for most European carriers as traffic numbers declined due to the slow growth in the economy, the outbreak of war in Iraq and SARS.

         The European economy continues to perform sluggishly with low single digit growth predicted for 2003. The appreciation of the euro against the U.S. dollar over the past number of months should help those carriers operating in the euro area to meet their U.S. dollar denominated obligations including fuel and lease obligations.

         North America Concentration - At June 30, 2003, 50% of our aircraft by appraised base value at June 30, 2003 were leased by two airlines in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since air travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection (including Air Canada, one of our largest lessees (as measured by annual lease revenue), and United Airlines, the second largest airline in the world) and several major United States airlines have ceased operations. The decline in the airline industry following the terrorist attacks of September 11, 2001 continues to be a significant factor in the United States and additional bankruptcies of other United States airlines remains likely.

         Off lease aircraft - As at June 30, 2003, none of our aircraft were off-lease.

         Payment History

         As of June 30, 2003, arrears equalled $1,285,583, $1,055,700 of which were due from Air Canada as a result of their court authorized moratorium on lease rentals. See "--North America Concentration" above. As of November 30, 2003 the aggregate arrears for all lessees equalled $150,000.

         Competition

         Our principal business is the provision of aircraft through leasing transactions to aircraft operators. We focus on the leasing of widebody/narrowbody Stage 3 Aircraft. A number of other parties provide aircraft on operating leases similar to those provided by us, including International Lease Finance Corporation, debis AirFinance B.V., Airbus Industrie Financial Services, Boeing Capital Corporation, Pembroke Capital Limited, Ansett Worldwide Aviation Services, GE Capital Aviation Services, Limited, GATX Corporation, AerCo Limited, Airplanes Limited, Airplanes U.S. Trust and others. In addition, there are a number of specialist operators who concentrate on particular regions or types of customers and on specific aircraft types. Furthermore, we face competition from airlines, aircraft manufacturers, aircraft brokers, banks and other financial institutions who may provide aircraft for lease. Many of these parties have access to financial resources substantially greater than those at our disposal, which adversely affects our competitive position. Although we do not believe it will be possible, given current market conditions in the aircraft industry and the requirements to achieve sale prices consistent with our current Business Objectives, we are also required to sell all of our aircraft by June 27, 2004 to comply with the Trust Note Sales Goals. Many entities sell used aircraft so the competition for the sale of used aircraft is intense, particularly under current market conditions. As discussed in "Item 3 - Key Information - Risk Factors," the terrorist attacks of September 11, 2001 and subsequent political, economic and other factors have significantly increased the supply of aircraft available for sale and significantly decreased demand for the purchase of such aircraft.

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

         In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives ("ADs") requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and relevant manufacturers' recommendations. We may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft or if an aircraft is off-lease, we would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate the costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds available will be sufficient for such purposes.

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

         The FAA has previously announced an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. The estimated cost to implement this modification is $665,000 per aircraft. We have two MD-80 series aircraft representing 12% of our portfolio by appraised base value at June 30, 2003. This modification has been implemented for one of our MD-80 series aircraft and the modification of our other MD-80 series aircraft is expected to be completed in March 2005. The significant costs incurred and to be incurred in causing these two MD-80 series aircraft to comply with these standards, are adversely impacting our results of operations.

         The FAA has issued an AD mandating the installation of an overwing heater blanket system or a primary upper wing ice detection system on MD-80 aircraft prior to May 7, 2004. The cost per aircraft of such modifications ranges between $70,000 for the primary upper wing ice detection system and $151,000 for the overwing heater blanket system. The choice of system will depend on the operational requirements of the lessee. This modification has been implemented on one of our MD-80 series aircraft and is expected to be completed on the other MD-80 series aircraft in December 2003. The significant costs incurred and to be incurred in causing these two MD-80 series aircraft to comply with these standards, are adversely impacting our results of operations.

         The FAA has issued an AD mandating the replacement of main landing gear shock strut pistons on MD-80 and MD-90 aircraft prior to the accumulation of 30,000 cycles on the existing main landing gear shock strut pistons. The cost for such replacement is approximately $265,000 per aircraft. Depending on warranty credit provided by the manufacturer, the majority of this cost may be claimed from the manufacturer. We have two MD-80 series aircraft representing 12% of our portfolio by appraised base value at June 30, 2003. In the event that warranty credit is not available from the manufacturer for any aircraft, we could incur significant costs in ensuring our MD-80 aircraft comply with these standards, which will impact adversely on our results of operations.

         In July 2001, the FAA issued an AD mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated cost to implement such modifications is approximately $270,000 per aircraft. We have four Boeing 737 aircraft in our portfolio, representing 32% of the portfolio by appraised base value at June 30, 2003. Based on the current cycles completed to date by our Boeing 737 aircraft, our Boeing 737 aircraft are not likely to require these modifications prior to 2005. However, we could incur significant costs in ensuring that our Boeing 737 aircraft comply with these standards, which could impact adversely on our results of operations.

         The FAA has issued an AD mandating a re-design of the rudder systems of Boeing 737 aircraft prior to November 2008. The average cost per aircraft of such modifications is approximately $182,000. We have four Boeing 737 aircraft in the portfolio, representing 32% of the portfolio by appraised base value at June 30, 2003. It is expected that we will incur the full cost of this modification, which will impact adversely on our results of operations.

         The FAA recently published an AD that requires operators of Pratt & Whitney PW4000 powered Airbus Industrie A300, Airbus Industrie A310, Boeing 747, Boeing 767 and McDonnell Douglas MD-11 aircraft to replace the engine compressor case on each engine installed on these aircraft before December 31, 2007. The estimated cost to comply with this AD is approximately $430,000 per aircraft. We have two PW4000 powered Boeing B767 aircraft representing 42% of our portfolio by appraised base value at June 30, 2003. The series of engine modifications required by this AD for these two aircraft are scheduled to be completed between July 2005 and May 2007. We will incur significant costs in ensuring that our two B767 aircraft comply with these new standards. This will impact adversely on our results of operations.

         Employees

         We have no employees or executive management of our own. We therefore rely on the Servicer, the Administrative Agent, the Financial Consultant, the Cash Manager, the Insurance Advisor and the Company Secretary for the leasing, releasing and sale of our aircraft and all other executive and administrative functions.

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

         As a consequence of the terrorist attacks of September 11, 2001, airlines worldwide continue to experience difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. Until recently, our lessees have relied on government guarantees or indemnities to provide coverage for third party liability (other than to passengers) arising from war and terrorism risks, above a greatly reduced ceiling of cover provided by the aviation insurance market as a reaction to the events of September 11, 2001. Although most governments have now terminated their guarantee or indemnity support, as of December 23, 2003, two of our eight lessees continue to rely on such government support for this coverage. There can be no assurance that if and when such government support is removed our lessees will be able to replace that support by insurance coverage. If such insurance were not purchased or otherwise available from government support, it may be necessary for the relevant aircraft to be grounded. Such consequences would have a material adverse impact on the financial condition of our lessees and their ability to perform under their leases. These effects could cause a reduction in our revenue which would adversely affect our ability to make payments on the Notes.

         Babcock & Brown, as servicer, monitors the compliance by the lessees with the foregoing requirements relating to insurance to be maintained in respect of the aircraft and, to the extent of any insufficiencies or other problems with respect to the required insurance coverage, negotiates and arranges for appropriate additional insurance coverage.

C.       Organizational Structure

         The Company has three wholly-owned subsidiaries. They are ALPS 92-1 UK Limited incorporated in England, Carotene Limited incorporated in Ireland and ALPS 92-1 France SARL which was incorporated in France on December 15, 2003.

D.       Property, Plants and Equipment

         We have no ownership or leasehold interest in any real property. Our registered and principal office is located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. For a description of our interest in other property, see "Item 4 - Information on the Company - Business Overview."

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

         The following discussion is based on our financial statements which were prepared under U.S. GAAP. We present our statements in U.S. dollars. Except where otherwise indicated, all dollar amounts listed in this Item 5 are rounded to the nearest $0.1 million.

         We believe that our revenue and expenses were not materially affected by inflation during the period from incorporation to and including June 30, 2003.

         Overview

         We commenced operations in 1992 to acquire and own a portfolio of 14 commercial passenger jet aircraft, re-lease the aircraft as necessary and sell the aircraft in order to provide funds to pay the principal amount of the Company's debt securities at maturity. Substantially all of our business consists of aircraft operating lease activities and aircraft sales as required to satisfy our Trust Note Sales Goals. We conduct some of our leasing operations through our wholly owned subsidiaries Carotene Limited and ALPS 92-1 UK Limited, which were established for the sole purpose of assisting us in accomplishing our Business Objectives by leasing aircraft from us either directly or indirectly and re-leasing them to operators where tax considerations or other business factors make it desirable to do so. We sold one of our aircraft to GPA in March 1996, bought the WFC Aircraft in November 1996, and sold a B747-283B aircraft to WFC in July 1997. On July 2, 1999, we sold a Fokker 100 aircraft to Besleasing, on June 27, 2000, we sold a A300 B4-200 aircraft to Cebi Aviation S.A., on October 1, 2002 we sold a B737-300 aircraft to JFM Aviation One LLC, and on December 20, 2002 we sold an A320-200 aircraft to Transamerica Aviation, LLC.

         Our net income consists principally of lease revenue and interest income, reduced by interest expense, general and administrative expenses, depreciation and, in some years, a provision for impairment in aircraft values.

         Our results of operations have been and will continue to be determined by significant factors such as (i) conditions in the civil aviation industry for both leased and owned aircraft, (ii) the mix, relative age and popularity of the various aircraft types in our portfolio of aircraft and (iii) our financial resources and liquidity position relative to our competitors, most of whom possess substantially greater financial resources. We have operated in a difficult financial market environment since our formation in 1992. Although there had been signs of recovery in the civil aviation industry, conditions remained difficult through September 11, 2001 and have deteriorated significantly as a result of the terrorist attacks on that date, the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq, the outbreak of SARS and the continued slowdown in the global economy.

         Recent Developments

         The continued slowdown in the global economy, together with the economic and political fallout from the terrorist attacks in the United States on September 11, 2001, the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq, and the outbreak of SARS have all adversely affected the commercial aviation industry.

         This continued downturn in the commercial aviation industry has had and continues to have a material adverse impact on the financial condition of our lessees and their ability to perform under the leases. It has also resulted in reduced demand for our aircraft, which impacts our ability to re-lease aircraft on a timely basis and at favorable rates, and a reduction in the value of our aircraft. These effects have caused a reduction in our cashflow which has adversely affected our ability to make payments on the Notes.

         The vulnerability of the Notes has been reflected in actions taken by the rating agencies which re-evaluated several structured aircraft financings in the wake of the terrorist attacks in the United States on September 11, 2001 and several times since then.

         The current ratings on each class of the Notes are as follows:

                       Moody's                     Standard & Poor's
                       -------                     -----------------
Class A                A3                          BBB-/Outlook negative
Class B                Ba3                         B/Outlook negative
Class C                Caa1                        CCC/Outlook negative
Class D                Not rated                   CCC-/Outlook negative

         A rating is not a recommendation to buy, sell or hold Notes because ratings do not comment as to market price or suitability for a particular investor. A rating may be subject to revision, suspension or withdrawal at any time by the assigning rating agency. Given the continuing difficulties in the aircraft industry and their impact on the factors which determine our revenues, there can be no assurance that the rating agencies will not take any further action in respect of our Notes.

         Lease Revenue

         Revenue decreased in fiscal year 2000 due to the sale of the Fokker 100 aircraft and the A300B4-200 aircraft in July 1999 and June 2000, respectively. Revenue decreased in fiscal year 2001 due to the re-leasing of various aircraft at reduced rates and the downtime of one of our B737-400 aircraft which was subsequently leased to a lessee in India. Revenue decreased in fiscal year 2002 due to downtime of the B737-400 for approximately three months, reduced revenue from the B757-200 which was on a "power-by-the-hour" lease but was not utilized by the lessee for eight months, and new "power-by-the-hour" leases and lease extensions negotiated with a number of lessees which generally result in reduced and less dependable rental income. Revenue decreased further in fiscal year 2003 due to the sale of our B737-300 aircraft on October 1, 2002 and the sale of our A320-200 aircraft on December 20, 2002 as well as the re-leasing or extension of leases of various aircraft at reduced rates, the failure of a lessee to make certain rental payments and downtime on one of our aircraft. One of our B737-400 aircraft now leased to Skynet was off lease from July 2002 to January 2003. Following its filing for bankruptcy protection on April 1, 2003, Air Canada, one of our largest lessees (as measured by annual lease revenue), ceased making rental payments in respect of our two B767-300ER aircraft. Air Canada resumed making payments in October 2003. In addition, a number of aircraft are leased on "power-by-the-hour" leases which generally result in reduced and less dependable rental income.

         Our ability to make payments of interest will depend in part on the successful re-leasing of our two aircraft with leases which expire in 2003 and 2004. See "Item 3 - Key Information - Risk Factors - Risks Relating to Leasing of Aircraft." Such new leases may bear fixed or floating rate payments. The rental rate achieved upon such re-leasing will be affected by a number of factors including the age, condition and jurisdiction of registration of the aircraft, the perceived credit risk of the lessee, demand for the particular aircraft type, the availability and price of competing new and used aircraft, the market into which the aircraft is leased, the terms of the lease and general economic factors such as interest rates, inflation and the general availability of credit. The decline in the airline industry and the number of bankruptcies have increased the number of aircraft on the market while demand has been dropping. Further, uncertainty with respect to short to medium term future prospects of the aircraft industry has resulted in many aircraft lessees requiring restructuring of leases and many new leases being agreed only on a "power-by-the-hour" basis. Many new leases and restructurings have also shifted certain aircraft maintenance and overhaul costs to the Company, as lessor. Generally, all lease restructurings result in reduced rates, deferred payments or early returns of aircraft. "Power-by-the-hour" arrangements result in generally lower and less dependable lease revenue. Currently three of our leases are on "power-by-the-hour" arrangements. These conditions, particularly should they continue, are likely to affect our lessees' ability to make rent and other lease payments, are likely to impair our ability to re-lease aircraft on a timely basis and at favorable rates and are likely to reduce the value of the aircraft for possible sale. These factors have caused and are expected to continue to cause a reduction in our revenue and are likely to have a significant adverse effect on our ability to make payments on the Notes on a timely basis and in full. See "Item 3 - Key Information - Risk Factors - Risks Relating to Payments on the Notes."

         Lease revenue attributable to lessees based in Europe has decreased over the eight year period since fiscal year 1995, decreasing from $22.7 million for fiscal year 1995 to $6.9 million for fiscal year 2003. Lease revenue attributable to lessees based in Asia has also decreased from $13.6 million to $6.4 million over the same period. Lease revenue attributable to lessees based in North America has decreased from $11.4 million to $6.3 million and lease revenue attributable to lessees based in South/Central America has decreased from $6.6 million to zero over the same period. The decrease in lease revenue attributable to lessees based in Europe, Asia and North America is primarily the result of the portfolio being reduced from fourteen to nine aircraft during the period and also a result of all aircraft being re-leased at lower rates. The decrease in lease revenue attributable to lessees based in South/Central America is the result of our leasing the aircraft to lessees in other regions upon expiration of the leases to airlines in South/Central America. The most significant decreases in lease rates have been in respect of the aircraft with "power-by-the-hour" leases and in the reduced lease rates for the two B767-300ER aircraft. In connection with the re-lease or sub-lease of an aircraft, we are required to satisfy certain criteria regarding geographic concentrations and the credit ratings of the countries of domicile of new lessees or sublessees unless we receive confirmation from each applicable rating agency that not doing so will not result in the withdrawal or lowering of such rating agency's then-current rating of certificates representing interests in any class of the Notes. All our current leases provide for rental payments based on fixed rates (some lessees are based on "power-by-the-hour" fixed hourly rates and others on fixed monthly rates) whereas the interest payments on the Notes are based on fixed and floating rates. A material increase in LIBOR may adversely impact our cashflow in respect of expenses. See "Item 3 - Key Information - Risk Factors - Risks Relating to Payments on the Notes."

         Sales Revenue

         The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:


                Aircraft to be Sold
 (measured by Initial Appraised Value as of June 3,    Date by which Sales Goals
                       1996)                              are to be Satisfied
                        $65,000,000                          June 27, 2001
                       $130,000,000                          June 27, 2002
                       $200,000,000                          June 27, 2003
                       $454,950,000                          June 27, 2004

         We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

         As discussed above, since September 11, 2001, the market for sale of used aircraft has been extremely poor and it is not clear if and when the market will improve in a meaningful way. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002. However, as a result of difficulties and delays outside the Company's control the sale of the B737-300 aircraft was not completed until October 1, 2002 and the sale of the A320-200 aircraft (which was ultimately sold to a different purchaser following the withdrawal of the original prospective purchaser on November 5, 2002) was not completed until December 20, 2002. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the A320-200 aircraft was sold to such other purchaser on December 20, 2002.

         In the period from June 1996 to date, we have sold five aircraft totaling $133,190,000 (measured by Initial Appraised Value). We needed to sell an additional $66,810,000 (measured by Initial Appraised Value) worth of aircraft to comply with the June 2003 Trust Note Sales Goal and would need to sell all of our aircraft to comply with the June 2004 Trust Note Sales Goal. At our direction, the Servicer has been marketing each of our aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, the current market for sale of used aircraft is extremely poor and it is not clear if and when the market will improve.

         In fiscal year 2003, the marketing efforts of the Servicer resulted in two offers to purchase the B757-200 aircraft, but both offers were at prices significantly below the Class C Note Target Price. After careful consideration of these offers, the Company's obligations under the Deed of Charge (notably the Business Objectives contained therein) and the current and possible future market conditions for aircraft sales and leasing, we concluded that it would not be consistent with the terms of the Deed of Charge for the Company to accept either such offer.

         We did not comply with the Trust Note Sales Goal for June 27, 2003 as we were unable, given the current aircraft industry market conditions, to sell sufficient aircraft at the sale prices required by our current Business Objectives. Given the continuing depressed market for aircraft sales and the requirement to achieve sale prices consistent with our current Business Objectives, we believe the Company will not be able to comply with the Trust Note Sales Goal for June 27, 2004.

         Impairment

         In accordance with SFAS 144, the Directors undertook a review to determine whether an impairment charge is required in respect of the nine aircraft, all of which were classified as held for use as at June 30, 2003.

         This review has determined that the carrying value for each of the aircraft is greater than the estimated undiscounted future net cashflows in respect of such aircraft and the Directors have recorded an impairment charge for these aircraft equal to the difference between their carrying value and fair value. For the purpose of measuring impairment losses for long-lived assets, fair value is the average Appraised Current Market Value as calculated by the Independent Appraisers. The average Appraised Current Market Value was in the aggregate $163,316,667 as at June 30, 2003 for the nine aircraft and represents the Independent Appraisers' opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Independent Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis.

         Appraised Current Market Values have been estimated by the Independent Appraisers based on value curves from the last downturn in the aircraft market. The Appraised Current Market Value is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the Appraised Current Market Value, particularly in current market conditions as discussed in "Item 3 - Key Information - Risk Factors - Recent Developments" and in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

         The Directors believe that as a result of the factors discussed above and in note 3 of the Financial Statements the sales value of the aircraft in the current market (as compared with the "open, unrestricted, stable market environment with a reasonable balance of supply and demand" assumed in the determination of appraised base values) is significantly less than the average appraised base value and may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2003. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

         The application of the accounting policies in the fiscal year ended June 30, 2003 has led to an impairment charge of $14.378 million. Previous charges were made at June 30, 2002 and at June 30, 2001 for $20.321 million and $30.259 million, respectively. At June 30, 2002 the impairment charge carried forward represents write-downs to average Appraised Current Market Values at June 30, 2002 and June 30, 2001.

         Recently Issued Accounting Standards

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123." This Statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The Company has no employee stock compensation plans and does not issue equity instruments in exchange for goods and services. Accordingly, the application of SFAS 148 does not have any effect on the Company's financial statements.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), and interpretation of SFAS 5, 57 and 107 and a rescission of SFAS 34. This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. In the period from January 1, 2003 to date the Company has not entered into any guarantees.

         On April 30, 2003, the FASB issued SFAS 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities," to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS 149 has multiple effective date provisions depending on the nature of the amendment to SFAS 133. The Company does not utilise derivative instruments nor does it engage in hedging activities. Accordingly, the application of SFAS 149 is not expected to have any effect on future financial statements.

         On May 15, 2003 the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an insurer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. As the Company does not currently have any equity instruments outstanding, the new standard is not expected to have any effect on future financial statements.

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

Maintenance Reserves

         In many of the lease contracts the lessee makes a payment into a fund held by the Company, from which the costs of future maintenance checks are reimbursed. The receipts from lessees are held in the maintenance reserve fund, except where the Directors believe that a surplus exists, in which case such a surplus, to the extent retainable by the Company is taken to income as a reduction of expenses. Conversely, the Company also provides for additional maintenance costs which are not expected to be paid out of the maintenance reserves, and such costs are charged to expenses. The determination of the adequacy of the maintenance reserves is based on an analysis of the lease portfolio and reflects and takes into account the judgment of the Directors.

Impairment

         The Directors have reviewed the Company's fleet for impairment in accordance with SFAS 144. Under SFAS 144, the Company's policy is to evaluate for impairment when an asset's carrying value is greater than its estimated undiscounted future net cashflows. The amount of the impairment charge is the difference between the asset's carrying value and its fair market value. The Directors have concluded that the estimated undiscounted future net cashflows to be generated by the Company's aircraft will be less than their carrying value. Consequently the Company's aircraft have been written down to their fair value.

         In determining fair value, the Directors use external valuations. For the purposes of measuring impairment losses for aircraft held for use, fair value is the average of the Appraised Current Market Values, as calculated by the Independent Appraisers. The Appraised Current Market Value is an estimate of value and therefore should be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the average Appraised Current Market Value, particularly in the current market conditions as discussed in "Item 3 - Key Information - Risk Factors - Recent Developments" and in note 3 of the Financial Statements. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult. The Directors believe that as a result of these factors the sales value of the aircraft in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2003. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

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

Results of Operations - Fiscal Year Ended June 30, 2003 compared with the Fiscal Year Ended June 30, 2002

         Aircraft Leasing

         Lease revenue, which constitutes substantially all of our revenue, was $19.8 million for the fiscal year ended June 30, 2003, a decrease of 39% from the corresponding figure of $32.6 million for the fiscal year ended June 30, 2002. This decrease was due primarily to the sale of two of our aircraft during fiscal year 2003, downtime of one of our aircraft between leases, the failure by a lessee to make certain rental payments, reduced activity on "power-by-the-hour" leases and by reduced rental rates negotiated by a number of lessees.

         General and Administrative Expenses

         General and administrative expenses consist principally of aircraft costs borne by the Company, lease management fees, cash management fees, directors' and officers' insurance, and legal and professional fees. General and administrative expenses have increased from $3.6 million for the fiscal year ended June 30, 2002 to $5.9 million for the fiscal year ended June 30, 2003, an increase of 64%. Lease management fees increased by 8% from $1.2 million in the fiscal year ended June 30, 2002 to $1.3 million in the fiscal year ended June 30, 2003 as a result of aircraft sales. Aircraft costs of $1.9 million were incurred in the fiscal year ended June 30, 2003 (compared to $0.8 million in the prior fiscal year) as a result of redelivery conditions on an aircraft, the lease in respect of which expired during the fiscal year. Our D&O insurance premium increased from $275,000 in the fiscal year ended June 30, 2002 to $480,000 in the fiscal year ended June 30, 2003 due to a general increase in D&O insurance premiums across all industries. Legal and professional expenses have increased from $0.8 million for the fiscal year ended June 30, 2002 to $1.4 million in the fiscal year ended June 30, 2003, an increase of 75%. This increase was due primarily to higher aircraft sales activity.

         Depreciation

         Depreciation of $12.0 million was charged for the fiscal year ended June 30, 2003 and $16.4 million for fiscal year ended June 30, 2002.

         Impairment  in Aircraft Values

         In accordance with SFAS 144, the Directors of the Company reviewed the carrying value of the aircraft against the sum of the estimated undiscounted future net cashflows of the aircraft and determined that shortfalls existed for each of the aircraft, all of which are classified as held for use, as their carrying value was more than the sum of the estimated undiscounted future net cashflows of these aircraft. The Directors therefore made an impairment charge for each of these aircraft equal to the difference between their carrying value and their fair value. A charge for impairment of the book value of aircraft of $14.378 million was made for the fiscal year ended June 30, 2003. See "Overview
- Impairment" above.

         The decline in the fair value of the aircraft is due primarily to the ageing of the aircraft, and with respect to certain aircraft, those market conditions which have had a negative effect on aircraft values. These conditions have continued to result in a reduction in lease rates.

         Maintenance Reserves

         The Company has provided for future expected lessor contributions to AD, modification and overhaul costs of $3.565 million in respect of five aircraft.

         Bad Debts

         A provision of $0.8 million has been made as at June 30, 2003 with respect to amounts outstanding from Air Canada which filed for bankruptcy protection during the fiscal year.

Results of Operations - Fiscal Year Ended June 30, 2002 compared with the Fiscal Year Ended June 30, 2001

         Aircraft Leasing

         Lease revenue, which constitutes substantially all of our revenue, was $32.6 million for the fiscal year ended June 30, 2002, a decrease of 14% from the corresponding figure of $37.9 million for the fiscal year ended June 30, 2001. This decrease was due primarily to downtime of the B737-400 for approximately three months, reduced revenue from the Company's B757-200 aircraft which was on a "power-by-the-hour" lease but was not utilized by the lessee for eight months, and by reduced rental rates negotiated by a number of lessees.

         General and Administrative Expenses

         General and administrative expenses consist principally of lease management fees, cash management fees, directors' and officers' insurance and legal and professional fees. General and administrative expenses have increased from $3.0 million for the fiscal year ended June 30, 2001 to $3.6 million for the fiscal year ended June 30, 2002, an increase of 20%. Lease management fees decreased by 16.5% from $1.4 million in the fiscal year ended June 30, 2001 to $1.2 million in the fiscal year ended

June 30, 2002 as a result of lower lease revenue income. Aircraft costs of $0.8 million were incurred in the fiscal year ended June 30, 2002 (none in prior period) as a result of redelivery conditions on an aircraft the lease in respect of which expired during the fiscal year. Our D&O insurance premium increased from $190,000 in the fiscal year ended June 30, 2001 to $275,000 in the fiscal year ended June 30, 2002 due to a general increase in D&O insurance premiums across all industries.

         Depreciation

         Depreciation of $16.4 million was charged for the fiscal year ended June 30, 2002 and $17.6 million for the fiscal year ended June 30, 2001.

         Impairment  in Aircraft Values

         In accordance with Statement of Financial Accounting Standards No. 121, the Directors of the Company reviewed the carrying value of the aircraft against the sum of the estimated undiscounted future net cashflows of the aircraft and determined that shortfalls existed for seven aircraft classified as held for use as at June 30, 2002 as their carrying value was more than the sum of the estimated undiscounted future net cashflows of these aircraft. The Directors therefore made an impairment charge for each of these aircraft equal to the difference between their carrying value and their fair value. In respect to the two aircraft classified as held for sale at June 30, 2002, these assets have been included as part of the portfolio at the lower of the carrying amount and their estimated net realizable value less costs to sell. Gains or losses arising on the revaluation of such assets have been taken to the charge for impairment. A charge for impairment of the book value of aircraft of $20.32 million was made for the fiscal year ended June 30, 2002. See "Overview - Impairment" above.

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

         Our cash resources were reduced during fiscal year 2003. At June 30, 2003, cash resources equaled $26.5 million compared to $30.2 million at June 30, 2002. This reduction was due primarily to a reduction in the Liquidity Reserve Amount following the sale of two aircraft.

         Cash from Operating Activities

         Net cash provided by operating activities amounted to $1.0 million in fiscal year 2003, $16.1 million in fiscal year 2002 and $19.2 million in fiscal year 2001. This reflects cash received in respect of lease rentals of $17.7 million in fiscal year 2003, $31.1 million in fiscal year 2002 and $38.1 million in fiscal year 2001. Cash paid in respect of interest was $6.2 million in fiscal year 2003 as compared to $12.33 million in fiscal year 2002. Cash paid in respect of interest is paid under the Deed of Charge and is limited to the net cash provided by operating activities. The decrease in net cash provided by operating activities is primarily due to the reduction in lease rental income and interest and principal payments made during the fiscal year ended June 30, 2003. During the fiscal year ended June 30, 2002, there were maintenance payments of $5.4 million primarily in respect of the MD83 and B737-300 aircraft. During the fiscal year ended June 30, 2003 there were maintenance payments of $1.8 million primarily in respect of two B737-400, one B757-200 and one MD83 aircraft.

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

         From 1996 through June 30, 2003, approximately $199.3 million of principal and $142.3 million of interest has been paid to the Noteholders.

         The Company's Cash Needs

         At various times during fiscal year 2003, certain target principal payments scheduled to be paid to holders of Class A, Class B, Class C and Class D Notes, certain interest payments due to holders of Class A, Class B, Class C and Class D Notes and all interest payments scheduled to be paid to holders of Class E Notes were in arrears. As at the end of fiscal year 2003, these arrears consisted of $2.042 million of Class A Note Target Amount, $0.565 million of Class A Note step-up interest, $0.220 million of Class B Note step-up interest, $4.304 million of Class C Note Target Amount, $0.206 million of Class C Note step-up interest, $5.177 million of Class D Note Target Amount, $0.326 million of Class D Note step-up interest, $0.504 million of Class D Note default interest, $2.805 million of Class D Note interest and $45.105 million of Class E
Note interest. Our current projections for the remainder of fiscal year 2004 and thereafter indicate that we will not be able to pay any further interest on the Class D and Class E Notes or any further step-up interest on the Class A, Class B, Class C and Class D Notes.

         The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full principal of those Notes by such dates, that the Company pay to the Class A, Class B and Class C

Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company paid some step-up interest in fiscal year 2002, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest.

         The  timing  and  amount of  principal  payments  on the Notes  will be primarily a function of the Target Balances (as such term is defined in the Prospectus) for the respective classes of Notes. Such Target Balances were determined based on certain assumptions, including among other things, assumptions regarding the timing of receipt and amount of proceeds of aircraft sales and lease payments. Our actual experience in selling and leasing aircraft has resulted in proceeds received by us being significantly less than that provided in these assumptions. For the reasons discussed under "Item 3 - Key Information - Risk Factors" and "Item 5 - Operating and Financial Review and Prospectus - Operating Results" we expect that the difference between these assumptions and actual experience will increase as the industry experiences a period of prolonged decline. The Servicer, at the Company's direction, is marketing each of the aircraft for sale; however, the sales market for used aircraft is extremely weak at this time. The Company is continuing to review all alternatives in order to maximize the amount available to pay outstanding principal and interest to the noteholders while attempting to comply with the Business Objectives and the other requirements of the Deed of Charge. However, there can be no assurance that we will be able to repay the holders of the Class A Notes the full amount owed to them when due. Further, based on our current projections, we expect to have insufficient funds to repay some of the Class B Note principal and any remaining Class C, Class D and Class E Note principal. Our operative documents restrict our ability to consider many traditional forms of financing and thereby circumscribe the options available to us. We cannot offer any assurance that viable alternative arrangements will be available to us or that any alternative arrangement selected will be successful. See "Item 3 - Key Information - Risk Factors," "Item 4 - Information on the Company - History and Development of the Company" and "Item 13 - Defaults, Dividend Arrearages and Delinquencies."

         The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:


                Aircraft to be Sold
 (measured by Initial Appraised Value as of June 3,    Date by which Sales Goals
                       1996)                              are to be Satisfied
                        $65,000,000                          June 27, 2001
                       $130,000,000                          June 27, 2002
                       $200,000,000                          June 27, 2003
                       $454,950,000                          June 27, 2004

         We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

         As discussed above, since September 11, 2001, the market for sale of used aircraft has been extremely poor and it is not clear if and when the market will improve in a meaningful way. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002. However, as a result of difficulties and delays outside the Company's control the sale of the B737-300 aircraft was not completed until October 1, 2002 and the sale of the A320-200 aircraft (which was ultimately sold to a different purchaser following the withdrawal of the original prospective purchaser on November 5, 2002) was not completed until December 20, 2002. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the A320-200 aircraft was sold to such other purchaser on December 20, 2002.

         In the period from June 1996 to date, we have sold five aircraft totaling $133,190,000 (measured by Initial Appraised Value). We needed to sell an additional $66,810,000 (measured by Initial Appraised Value) worth of aircraft to comply with the June 2003 Trust Note Sales Goal and would need to sell all of our aircraft to comply with the June 2004 Trust Note Sales Goal. At our direction, the Servicer has been marketing each of our aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, the current market for sale of used aircraft is extremely poor and it is not clear if and when the market will improve.

         In fiscal year 2003, the marketing efforts of the Servicer resulted in two offers to purchase the B757-200 aircraft, but both offers were at prices significantly below the Class C Note Target Price. After careful consideration of these offers, the Company's obligations under the Deed of Charge (notably the Business Objectives contained therein) and the current and possible future market conditions for aircraft sales and leasing, we concluded that it would not be consistent with the terms of the Deed of Charge for the Company to accept either such offer.

         We did not comply with the Trust Note Sales Goal for June 27, 2003 as we were unable, given the current aircraft industry market conditions, to sell sufficient aircraft at the sale prices required by our current Business Objectives. Given the continuing depressed market for aircraft sales and the requirement to achieve sale prices consistent with our current Business Objectives, we believe the Company will not be able to comply with the Trust Note Sales Goal for June 27, 2004.

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

         The Deed of Charge further provides that if an Event of Default were to occur and be continuing an Enforcement Notice may only be served by 662/3% or more of the aggregate Outstanding Principal Balance of the directing class, which will be Class A so long as any Class A Notes are outstanding.

         The Deed of Charge provides that the failure to comply with the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate Outstanding Principal Balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, to the extent the Trust Note Sales Goals are not complied with prior to December 27, 2004, the Company is required to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class C Note Target Price. During the time that the Company has not been in compliance with the Trust Note Sales Goals, the Company has been unable, with the exception of the sale of the A320-200 aircraft in December 2002, to sell aircraft at prices at or above the Class C Note Target Price. However, to the extent the Company has not complied with the Trust Note Sales Goals, on or after December 27, 2004, the Company will be required, subject to the pre-emption rights of the Class D and Class E Noteholders, to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class A Note Target Price.

         Except as noted below, the Company's collection account is required to be maintained at a balance equal to $22,691,000 (the "Liquidity Reserve Amount"). In March 2003, the level of the Liquidity Reserve Amount was reduced from $23,907,000 with the approval of the rating agencies. Part of the Liquidity Reserve Amount consists of maintenance reserves and security deposits received in cash from certain lessees under the terms of their leases. The Liquidity Reserve Amount may be used to pay for maintenance performed on aircraft, certain contingencies in respect of the aircraft, repayment of cash security deposits and, subject to Board approval, other Company expenses and liabilities, including, among other things, interest due on the Class A, Class B and Class C Notes and costs incurred in removing any lien imposed by Eurocontrol, in performing airworthiness directives on the aircraft or in re-possessing or re-leasing any aircraft, to the extent that available collections are not sufficient therefor, in accordance with the priority of payments set out in the Deed of Charge. The Company must augment the Liquidity Reserve Amount on a monthly basis out of available collections to the extent it is used to pay such interest, costs, expenses or liabilities. In accordance with the Deed of Charge, the Company may in certain circumstances reduce the Liquidity Reserve Amount. The balance of funds in the collection account may fall below the Liquidity Reserve Amount at any time and the Company may continue to make payments required on the Class A, Class B, Class C and Class D Notes provided that the balance of funds in the collection account does not fall below the "Maintenance Reserve Amount" (currently $10 million). The Company believes its maintenance funding arrangements to be sufficient, based on anticipated future maintenance expenses, to provide the Company with sufficient liquidity to meet its ongoing maintenance liabilities.

C.       Research and Development, Patents and Licenses

         Not applicable.

D.       Trend Information

         We have  continued  to suffer  from a difficult  business  environment.
During the past three years, there has been a general downturn in the world economic climate, with a consequential negative impact on the commercial aviation industry. Global economic conditions, exacerbated by the terrorist attacks of September 11, 2001, the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of SARS have adversely impacted the commercial aviation industry. As previously reported the resulting reduction in passenger numbers and consequential reduction in flight schedules by airlines has caused a continued decline in demand for aircraft. Some carriers, including United Airlines (the second largest airline in the world), U.S. Airways and one of our largest lessees (as measured by annual lease revenue), Air Canada, have filed for bankruptcy, while others, including many of our lessees, have suffered large losses or face severe financial difficulties. Oversupply of aircraft has resulted in increased aircraft downtime, aircraft being parked, a fall in market value of aircraft (especially older technology and less fuel-efficient aircraft or models no longer in production) and lower lease rates throughout the industry. We have ourselves experienced increased time between redelivery and re-leasing of aircraft, a decline in lease rates upon re-leasing or extensions of leases, and a decline in sales prices for our aircraft. We have had to restructure a number of leases, resulting in rental reductions. There can be no assurance that we may not have to agree further restructurings in the future. In addition, we currently expect new ADs to be issued to improve security on aircraft, the costs of compliance with which, to the extent that they are not the responsibility of lessees under their leases or if the aircraft are not on lease, will be our responsibility.

         There has been a decline of 12.62% in the average appraised base value of our fleet of nine aircraft from June 30, 2002 to June 30, 2003. The appraised base values are based upon the value of the aircraft at normal utilization rates in an open, unrestricted and stable market, and take into account long-term trends, including current expectations of particular models becoming obsolete more rapidly than previous predictions. As a theoretical value, the appraised base value is not indicative of market value and it is not likely that we would obtain the appraised base value upon sale of any aircraft, since we might sell at a low
point  in  the   business   cycle,   and  since   appraised   base   values  are
forward-looking. Further, it is possible that certain of our aircraft, particularly the MD-80s and 737-400/500s, may be permanently impaired, which would negatively impact the future appraised base values of these models.

         Current interest rates are low by historic standards which has generally been beneficial for our lessees. Any future increases in interest rates may adversely affect the ability of our lessees to perform their obligations under the leases.

         See "Item 3 - Key Information - Risk Factors" and "Item 5 - Operating and Financial Review and Prospects - Operating Results" for a discussion of additional trends affecting our operations.

E.       Off-Balance Sheet Arrangements

         None.

F.       Tabular Disclosure of Contractual Obligations



                                                            Payments due by period as at June 30, 2003
                                     -----------------------------------------------------------------------------------------
                                                                             $million
                                     ------------------------------------------------------------------------------------------
                                          Total           less than 1        1-3 years         3-5 years          more than
                                                             year                                                  5 years
                                     ----------------    --------------    ---------------    -------------    ----------------
Contractual Obligations

(i)  Long-Term Debt Obligations -       $282.183             -               $282.183              -                  -
     Notes
(ii) Purchase Obligations -              $1.4154            $0.4718           $0.9436              -                  -
     Servicer and Cash Manager Fees
                                     ----------------    --------------    ---------------    -------------    ----------------
Total                                  $283.5984            $0.4718         $283.1266              -                  -
                                     ================    ==============    ===============    =============    ================




(i) The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the revenue generated by the Company's leasing operations. Proceeds from the sale of aircraft are required to be used to pay principal of the Notes in the priority set forth in the Deed of Charge.

         The matters described in "Item 3 - Key Information - Risk Factors - Risks Relating to Payments on Notes" have had a significant adverse effect on the Company's revenue and on the Company's ability to make payments on the Notes on a timely basis and in full. Current projections indicate that there will not be sufficient funds to pay any further interest on or repay any principal of the Class E Notes, pay any further interest on or repay any further principal of the Class D Notes, repay any further principal of the Class C Notes, repay the principal of the Class B Notes in full or pay any further step-up interest on the Class A, B, C or D Notes.

         Upon the final maturity date of the Notes (June 15, 2006) the cash available will be applied to pay principal and interest on the Notes in the order of priorities set forth in the Deed of Charge. The Class E Notes will not receive any principal or interest payments until the outstanding principal amount of each of the Class A, Class B, Class C and the Class D Notes is reduced to zero and all interest due on these Notes is paid in full.

         The failure of the Company to pay principal of the Class A, Class B, Class C or Class D Notes on any day prior to their final maturity date due to insufficient cash collections will not constitute an Event of Default with respect to such class of Notes. The limited recourse nature of the Notes means that no payments will be payable in excess of the available collections.
(ii) The annual commitment to the Servicer is $454,800 plus 2% of all lease rentals collected. The annual commitment to the Cash Manager is $17,000.

ITEM 6.  directors, senior management and employees

A.       Directors and Senior Management

         Board of Directors

         Our  Directors  and  their  ages,   business  addresses  and  principal
activities are as follows:


Name                                    Age      Business Address                   Principal Activities
----------------------------            ---      ------------------------------     ---------------------------------
Mr. Frederick W. Bradley, Jr.           76       764 Norgate, Westfield             Retired - Senior Vice President,
                                                 New Jersey, United States 07090    Citibank, N.A., Citicorp


Mr. G. Adrian Robinson                  54       Timbers, Dean Street               Aerospace Consultant
                                                 East Farleigh, Maidstone
                                                 Kent ME15 OHS, England

Mr. Brian L. Chamness                   44       1403 W. Lusher Ave.                Consultant, Whirlpool Financial
                                                 Elkhart, Indiana, United States    Corporation
                                                 46517


         The  present  principal   occupation  and  other  affiliations  of  our
Directors are as follows:

         Frederick W. Bradley, Jr. - Mr. Bradley has served as a Director of the Company and as Chairman of the Board since June 15, 1992. From 1969 until 1992, Mr. Bradley was a Senior Vice President of Citibank N.A., in charge of the bank's global airline and aerospace business having joined Citibank in 1958. Mr. Bradley served as the Chairman of the Board of ALPS 94-1 Limited from June 2, 1994 to October 18, 2001 and as Chairman of the Board of AerCo Limited from June 23, 1998 to October 18, 2001. Mr. Bradley is also a Director of First Citicorp Life Insurance Co., and the Institute of Air Transport Paris, France and is president of the International Air Transport Association's (IATA) International Airline Training Fund of the United States. Mr. Bradley retired as a Director of America West Airlines, Inc. in 1999 after serving seven years on its Board.

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

Mr. Robinson also provides consulting services from time to time to First Choice Airways, one of the lessees.

         Brian L. Chamness - Mr. Chamness served as a Director of the Company from January 28, 1998 to June 30, 2000 and was re-appointed as a Director on June 12, 2002. Mr. Chamness was a Vice President of WFC from January 1998 to June 2000 and was a member of the Board of Directors of WFC from April 1999 to June 2000. Mr. Chamness currently serves as a consultant to WFC.

         Mr. Bradley and Mr. Robinson both serve for two year terms as Directors, but there is no limit to the number of terms they may serve. Mr. Chamness serves for a term of unlimited duration until removed or replaced by WFC. Mr. Robinson's term expired in the second calendar quarter of 2002, when he was re-appointed to the Board and Mr. Bradley's term expired in the second calendar quarter of 2003, when he was re-appointed to the Board. Mr. Robinson's term expires again in the second calendar quarter of 2004. Mr. Robinson is the Chairman of the Board and a Director of AerCo Limited, a competitor of the Company in the aircraft leasing industry.

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

         Audit Committee

         The Audit Committee of the Company, established in September 2002, consists of the two Independent Directors. The duties of the Audit Committee include the following:

         o to consider the appointment of the external auditors, the audit engagement terms and audit fee, and any questions of resignation or dismissal of the external auditors;

         o to discuss and agree with the external auditors before the audit commences the nature and scope of the audit;

         o to pre-approve all permissible non-audit services performed by the external auditors. (Audit services include the statutory audit of group and subsidiary companies, the review of annual reports and other related work). Pre-approval is delegated to any member to cater for matters arising between meetings, however, the full committee shall approve at the next scheduled meeting;

         o to review from time to time the cost effectiveness of the audit and the independence and objectivity of the external auditors;

         o to review the submission to the Board in relation to any audited accounts, focusing particularly on:

             o critical accounting policies and practices and any changes in accounting policies and practice;

             o all alternative treatments of financial information presented under U.S. GAAP that have been or are to be discussed with the Board and the treatment preferred by the auditors;

             o   major judgmental areas;

             o   significant adjustments resulting from the audit;

             o   any unadjusted audit differences;

             o   the going concern assumption;

             o   compliance   with   accounting   standards   (and  in
                 particular   accounting   standards  adopted  in  the
                 financial year for the first time);

             o   compliance with legal requirements;

         o to discuss problems and reservations arising from the audit, and any matters the external auditors may wish to discuss;

         o   to  review  the  external  auditors'   management  letter  and
             management's response;

         o to review, on behalf of the Board, the Company's system of internal and disclosure controls and procedures (including financial, operational compliance and risk management) and make recommendations to the board;

         o to review adequacy of financial and non-financial information provided to the Board by the third party service providers;

         o to consider the major findings of internal investigations and management's response;

         o to review the Company's operating, financial and accounting policies and practices;

         o   to consider other matters as defined by the Board; and

         o   to report on all of the above matters to the Board.

Corporate Management

         Servicer

         The Servicer, Babcock & Brown, provides a wide range of services including:

         o   lease marketing and negotiation of lease agreements;

         o   aircraft sales;

         o   aircraft lease management including:

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

         o   preparation of budgets;

         o   preparation of Board agendas and reports;

         o arranging valuations, and monitoring and advising us on regulatory developments;

         o   periodic   reporting  of  operational,   financial  and  other
             information on our aircraft and leases; and

         o providing us with data and information relating to our aircraft and the commercial aviation industry.

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

         In certain circumstances, we or the Servicer may terminate the Servicing Agreement.

                  Administrative Agent and Company Secretary

         Due to the liquidation of the United Kingdom partnership of Arthur Andersen, the previous administrative agent, Andersen Corporate Services (Jersey) Limited, and the previous company secretary, Andersen Secretaries (Jersey) Limited, which were both wholly owned by the United Kingdom partnership of Arthur Andersen, were replaced by Mourant & Co. Limited and Mourant & Co. Secretaries Limited, respectively, on October 1, 2003. Our Administrative Agent (in conjunction with the Company Secretary) provides administrative and accounting services to the Board of Directors including:

             o   maintaining   the   corporate   books  and   records,
                 including our minute book and share register and the register of Notes;

             o making available to us telephone, telecopy and post office facilities, and maintaining our registered office in Jersey, at which it will accept service of process in Jersey and other notices sent to us;

             o   providing other general administrative services;

             o providing administrative services to us in connection with the closings of the sale and re-lease of our aircraft;

             o   providing various types of accounting assistance;

             o   coordinating  with  the  Financial   Consultant  with
                 respect to various financial matters;

             o   assisting us in connection with any hedging strategy;

             o   assisting   with   the   preparation,    filing   and
                 distributions of all reports which need to be prepared, filed and/or distributed by us (including reports required to be filed under the securities laws of the United States but excluding reports relating to the aircraft and the Luxembourg Stock Exchange);

             o coordinating any amendments to the transaction documents (other than the leases), subject to the terms of such agreements and approval by the Board of Directors; and

             o authorizing payment of certain bills and expenses, subject to approvals by the Board of Directors.

         The Administrative Agent may resign on 30 days' written notice, as long as we have engaged another person or entity to perform the services that were being provided by the Administrative Agent. We may remove the Administrative Agent at any time on account of a material breach of its obligations.
         The Administrative Agent also may be asked by the Board of Directors to provide other administrative services, including such other actions as may be appropriate to facilitate the transactions contemplated by the Prospectus and our operative documents and to assist the Board of Directors in carrying out its duties.

         The fee for the Administrative Agent's services to the Company is based on the number of hours worked by each employee of the Administrative Agent on affairs of the Company multiplied by the hourly rates of each such employee. Mourant & Co. Limited provides administrative and secretarial services to other corporate entities including other securitization vehicles, and is affiliated with Mourant du Feu & Jeune, the law firm that acts as Jersey legal counsel for the Company.

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

         The Cash Manager may resign on 30 days' written notice, as long as we have engaged another person or entity to perform the services that were being provided by the Cash Manager. We may remove the Cash Manager at any time on account of a material breach of its obligations.

         The Cash Manager receives a fee of $17,000 per year for its services to the Company.

         Financial Consultant

         The Financial Consultant, Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), develops financial models, revenue projections and forecasts and provides computational services to assist the Board of Directors in making lease, sale and hedging decisions, and in analyzing the budget. The Financial Consultant may resign on 30 days' written notice, as long as we have engaged another person or entity to perform the services that were being provided by the Financial Consultant. We may remove the Financial Consultant at any time on account of a material breach of its obligations.

         The Financial Consultant receives a fee of $32,000 per year for its services to the Company.

         Auditors

         Since September 11, 2003, the Company's auditors have been KPMG Ireland. Prior to that date the Company's auditors had been KPMG Channel Islands. KPMG Channel Islands had informed us that it did not intend to register with the U.S. Public Company Accounting Oversight Board (the "PCAOB") in accordance with a new requirement of the PCAOB that any independent auditor of a company subject to the U.S. Securities and Exchange Commission's periodic reporting requirements register with the PCAOB. Therefore, KPMG Channel Islands would no longer be in a position to continue as independent auditor to the Company. It also informed us that KPMG Ireland, which had intended to so register with the PCAOB, had expressed its willingness to accept appointment as independent auditor to the Company.

         There were no disagreements between KPMG Channel Islands and the Company or any other reportable events that caused us to replace KPMG Channel Islands with KPMG Ireland. This replacement was approved by both the Audit Committee and the Board of Directors of the Company.

B.       Compensation

         All Directors are compensated for travel and other expenses incurred by them in performing their duties as Directors. The Company currently pays each Independent Director a fee of $58,600 per annum, which fee may be increased only in accordance with Articles of Association of the Company and the Deed of Charge, for his services. Each Independent Director is also entitled to an additional fee of $1,000 for each day, or portion thereof, on which he is required to travel (excluding the quarterly Board meetings in Jersey) on account of Company business. Non-Independent Directors receive no remuneration for their services.

         Additionally, Mr. Robinson is paid fees of approximately Euro 6,400 per annum, fees of up to (pound)3,000 per annum and fees of Euro 4,000 per annum as compensation for acting as a Director of the Company's wholly owned Irish, English and French subsidiaries, respectively.

         The Company has no other officers.

C.       Board Practices

         None of the Directors have service contracts and none of the Directors are entitled to benefits on termination of their employment. The Company does not have a remuneration committee. In September 2002, the Company established an Audit Committee which currently consists of the two Independent Directors. Prior to this time, audit committee matters were considered at the regular meetings of the full Board. See "- Directors and Senior Management - Board of Directors" and "--Audit Committee" for additional information concerning our Directors and the Audit Committee, respectively.

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

                       BENEFICIAL OWNERSHIP OF THE COMPANY

Title of Class   Identity of Person or Group    Amount Owned    Percent of Class
--------------   ---------------------------    ------------    ---------------
Ordinary Shares  Mourant & Co. Trustees              10               100%
                 Limited, as trustee of the
                 ALPS Trust,
                 22 Grenville Street,
                 St. Helier, Jersey,
                 Channel Islands

         All ten Ordinary Shares issued are held by the Nominees (five shares each) for the benefit of Mourant & Co. Trustees Limited as trustee of the ALPS Trust, a Jersey charitable trust.

         Under the deed of covenant entered into on June 27, 1996 by Mourant & Co. Trustees Limited as trustee of the ALPS Trust (the "charitable trust trustee"), WFC and the Company, the charitable trust trustee agreed that it will not, and will procure that the Nominees will not, without the prior written approval of the holder of the Class E Notes, transfer any part of the shares in the Company held by them or any interest therein unless the transferee shall enter into a covenant identical to that contained in the deed of covenant in favour of the holder of the Class E Notes (including a covenant not to amend certain provisions of our Articles without the prior written approval of the holder of the Class E Notes).

         See "Item 10 - Additional Information - Articles of Association" for a description of the voting rights available to holders of our Ordinary Shares.

B.       Related Party Transactions

         WFC owns the Class E Notes and is entitled to appoint one Director to the Board for as long as it owns such Notes. Currently, Brian Chamness, a consultant to WFC, is the Director serving on the Board at the request of WFC.

         Mourant & Co. Limited is the Administrative Agent and Mourant & Co. Secretaries Limited is the Company Secretary. Their affiliate, Mourant de Feu & Jeune, is Jersey, Channel Islands legal counsel to the Company and its directors.

C.       Interests of Experts and Counsel

         Not applicable.

ITEM 8.  financial information

A.       Consolidated Statements and Other Financial Information.

         Consolidated financial statements are listed in Item 18.

         We are not a party to any material legal proceedings.

B.       Significant Changes

         There have been significant changes which have occurred since the date of the annual financial statements. These events are explained in Note 15 of "Item 18 - Financial Statements."

ITEM 9.  The listing

A.       Offer and Listing Details

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

C.       Markets

         The Class A, Class B, Class C and Class D Notes are listed on the Luxembourg Stock Exchange.

D.       Selling Shareholders

         Not applicable

E.       Dilution

         Not applicable.

F.       Expenses of the Issue

         Not applicable.

ITEM 10. Additional information

A.       Share Capital

         Not applicable

B.       Memorandum and Articles of Association

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

                  The purposes of the Company are, inter alia, the following:

                  o    to own, manage and lease out aircraft,

                  o    to purchase and dispose of aircraft,

                  o to borrow or raise money and to raise or secure the repayment of such sums of money in such manner and upon such terms and conditions as the Directors of the Company shall think fit,

                  o    to engage in  currency  exchange  and  interest  rate
                       transactions   and  any  other   financial  or  other
                       transactions of whatever nature, and

                  o    to establish companies for the purpose of carrying on
                       any  business  or  acquiring  and   undertaking   any
                       property or liability of the Company.

Directors

         We are managed by a Board of Directors which will consist of no more than three persons and no less than two persons at any time. See "Item 6 - Directors, Senior Management and Employees."

Transactions in which our Directors are Interested

         Our Articles provide that if a Director has disclosed to the Board of Directors the nature and extent of any of his material interests, a Director notwithstanding his office:

                  o may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

                  o may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or which engages in transactions similar to those engaged in by the Company and might present a conflict of interest for such Director in discharging his duties;

                  o shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Directors' Compensation

         All Directors are compensated for travel and other expenses incurred by them in the performance of their duties. Our Articles provide for each Independent Director to be paid an aggregate fee of $50,000 per annum for his services (or such higher amount, not exceeding $100,000 per annum, as shall be fixed by the holders of our shares). On October 24, 2003, our shareholders approved an increase in these fees based on the change in the U.S. Consumer Price Index from June 1996 to June 2003. As a result each Independent Director now receives a fee of $58,600 per annum for his services. Each Independent Director is also entitled to an additional fee of $1,000 for each day, or portion thereof, on which he is required to travel (excluding the quarterly Board meetings held in Jersey) on account of Company business. Our Articles provide that the Director appointed by the holder of the Company's Class E Notes is not entitled to remuneration for his services. The provisions of our Articles may only be changed by special resolution passed by the holders of our shares (as to which see `Changes to Shareholders' Rights' below).

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

Rights, Preferences and Restrictions Relating to Shares

         We have an authorized share capital consisting of 15,000 ordinary shares of $1 nominal value per share of which 10 have been issued and are fully paid (See "Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders"). The rights, preferences and restrictions attaching to the shares are as follows:

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

         See "Dividend Rights" above.

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

         Annual general meetings are convened by the Directors each year and must be held not more than 18 months after the previous annual general meeting. The Economic Development Committee of the States (government) of Jersey has the power to call an annual general meeting of a Jersey company if that company fails to do so and the Royal Court of Jersey also has the power in certain circumstances set out in the Companies Law to call a meeting of a Jersey company. The holders of at least one tenth in nominal value of our shares may requisition a meeting of shareholders.

         At least twenty one days' notice of the annual general meeting and of any meeting at which a special resolution is to be proposed is required. Fourteen days' notice of any other meeting is required. An annual general meeting may however be held at short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any other meeting may be held at short notice if a majority of shareholders together holding at least ninety five per cent of the shares given a right to attend and vote at such meeting agree.

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

Change in Control

         There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of our subsidiaries. See, however, "Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders" for a description of certain contractual restrictions on the transfer of shares by the existing shareholders.

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

E.       Taxation

Certain Jersey Tax Considerations

         The following summary is based upon advice provided by Mourant du Feu & Jeune ("Jersey Tax Counsel") as to the tax treatment under Jersey law of the Company and the tax treatment under Jersey law in relation to the purchase, ownership and disposition of the Notes. The discussion is based on an interpretation of laws, regulations, rulings and decisions, including certain letters from the Comptroller of Income Tax in Jersey and the Director of the Jersey Financial Services Department (the functions of which were taken over by the Jersey Financial Services Commission with effect from July 1, 1998), all of which are currently in effect and are subject to change. Any such change may be applied retroactively and may adversely affect the Jersey tax consequences described herein.

         Income Taxes

         The Company will qualify as an "exempt company" under Article 123A of the Income Tax (Jersey) Law 1961, as amended (the "1961 Law"), as long as it makes the returns of information and pays the fees as required by that Article and, subject to concessions obtained from the Comptroller of Income Tax in Jersey, as long as no Jersey resident has a beneficial interest (for purposes of the 1961 Law) in the Company. As an exempt company, the Company will be treated for purposes of the 1961 Law as not resident in Jersey and will pay no Jersey income tax other than on income arising in Jersey (but, by long standing concession, excluding bank deposit interest arising in Jersey) and on profits of its trade (if any) carried on through an established place of business in Jersey. Based upon the foregoing and the concessions obtained from the Comptroller of Income Tax in Jersey, in the opinion of Jersey Tax Counsel, the Company will not be subject to Jersey income tax.

         Withholding Taxes

         Based upon the Company's qualification as an exempt company, in the opinion of Jersey Tax Counsel, no withholding tax will be deducted from interest and other amounts paid on the Notes on account of Jersey taxes.

         In the event that any Jersey withholding tax is imposed, noteholders should note that there is no income tax treaty between the United States and Jersey that would apply to reduce or eliminate such withholding.

         Noteholders should note further that the Company will not be obligated under the terms of the Notes to make any additional payments in respect of any such withholding tax. Accordingly, in the event that withholding were to be required on account of Jersey taxes, distributions to noteholders would be less than those which would be made on the Notes in the absence of any such withholding tax.

         Other Taxes

         There is no taxation of capital gains (other than with respect to certain tax avoidance transactions) in Jersey. As a result, the capital gains of the Company on its investments will not be subject to taxation in Jersey. There is no value added tax or other relevant taxation in Jersey.

         European Union Directive on the Taxation of Savings Income

         On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a directive on the taxation of savings income in the form of interest payments (the "EU Savings Tax Directive"). It is proposed that, subject to a number of important conditions being met, each EU Member State will, from January 1, 2005, be required to provide to the tax authorities of another EU Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other EU Member State; however, Austria, Belgium and Luxembourg will instead apply a withholding tax system for a transitional period in relation to such payments.

         Jersey is not subject to the EU Savings Tax Directive. However, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, Jersey proposed to introduce a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situate in Jersey (the terms "beneficial owner" and "paying agent" are defined in the EU Savings Tax Directive). The withholding tax system would apply for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

         Under the current proposals in respect of the implementation of such a withholding tax system in Jersey the Company would not be obligated to levy withholding tax in respect of interest payments made by it to a paying agent.

         The States of Jersey has not yet adopted measures to implement these proposals but is expected to adopt such measures on the same timetable as EU Member States and other relevant third countries.

Certain Tax Considerations Regarding Subsidiaries

         The Irish subsidiary is subject to Irish corporation tax at the rate of 10% of its taxable profits.

         The U.K. subsidiary is subject to U.K. corporation tax at an effective rate of up to 19% depending on the level of profits that this subsidiary generates.

         The French subsidiary is subject to French corporation tax at the rate of 33 1/3% of its taxable profits.

F.       Dividends and Paying Agents

         Not applicable.

G.       Statement  by Experts

         Not applicable.

H.       Documents on Display

         The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission, or at our registered office at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. You may read and copy any documents filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. Our SEC filings since November 1, 2002 are also available to the public on the SEC Internet site (http://www.sec.gov).

I.       Subsidiary Information

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

              Interest Rate Risk and Management

         The leasing revenues of the Company are generated from lease rental payments which are all fixed rate (some leases are based on "power-by-the-hour" fixed hourly rates and others on fixed monthly rates). In general, an exposure to interest rate risk arises when the Company's fixed and floating interest rate obligations on its Notes do not correlate to the fixed rate lease rental payments for different rental periods. This interest rate exposure can be managed through the use of interest rate swaps and other derivative instruments. Our lease collections are invested based upon recommendations of the Cash Manager. We have determined that it is not necessary to invest our lease collections in swaps, options or other hedging alternatives. Although we may invest in such instruments if we and our advisors determine that such investments are appropriate, we and our advisors do not currently anticipate any need for such investments in the foreseeable future. There can be no assurance that the strategy adopted to invest or to not invest in such instruments at any time will be effective in protecting your payments of interest in an environment of material increases to LIBOR.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         During fiscal year 2003 and to date, regular interest payments due to holders of Class D Notes were in arrears. The Deed of Charge provides that, so long as the Class A, Class B or Class C Notes are outstanding, the only remedy available to holders of Class D Notes for an Event of Default caused by failure to pay regular Class D Note interest is that default interest of 1% of such unpaid interest shall accrue and be owed to holders of Class D Notes in accordance with the priority of payments set forth in the Deed of Charge. As at the end of fiscal year 2003, arrears consisted of $2.042 million of Class A Note Target Amount, $0.565 million of Class A Note step-up interest, $0.220 million of Class B Note step-up interest, $4.304 million of Class C Note Target Amount, $0.206 million of Class C Note step-up interest, $5.177 million of Class D Note Target Amount, $0.326 million of Class D Note step-up interest, $0.504 million of Class D Note default interest, $2.805 million of regular Class D Note interest and $45.105 million of Class E Note interest. As of December 15, 2003, the unpaid amounts consisted of $30.589 million of Class A Note Target Amount, $0.741 million of Class A Note step-up interest, $0.305 million of Class B Note step-up interest, $4.304 million of Class C Note Target Amount, $0.290 million of Class C Note step-up interest, $5.177 million of Class D Note Target Amount, $4.612 million of regular Class D Note interest, $0.661 million of Class D Note default interest, $0.482 million of Class D Note step-up interest and $48.560 million of Class E Note interest. Our inability, during fiscal year 2003 or to date, to pay these amounts, other than the $4.612 million of regular Class D
Note interest (discussed above), does not constitute an Event of Default.

         The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an Event of Default; however, the Deed of Charge requires, to the extent the Company does not repay in full principal of those Notes by such dates, that the Company pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. The Company paid some step-up interest in fiscal year 2002, but our current projections indicate that we will not have sufficient funds to pay any further step-up interest. Our current projections also indicate that we will not have sufficient funds to pay any further Class D Note interest.

         The Deed of Charge sets out the following Trust Note Sales Goals which require us to approve sales of our aircraft on an ongoing basis:


                Aircraft to be Sold
 (measured by Initial Appraised Value as of June 3,   Date by which Sales Goals
                       1996)                             are to be Satisfied
                        $65,000,000                         June 27, 2001
                       $130,000,000                         June 27, 2002
                       $200,000,000                         June 27, 2003
                       $454,950,000                         June 27, 2004

         We were in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and were required to sell a further $54,330,000 (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

         As discussed above since September 11, 2001, the market for sale of used aircraft has been extremely poor and it is not clear when the market will improve in a meaningful way. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, the Company had entered into non-binding agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by June 27, 2002. However, as a result of difficulties and delays outside the Company's control the sale of the B737-300 aircraft was not completed until October 1, 2002 and the sale of the A320-200 aircraft (which was ultimately sold to a different purchaser following the withdrawal of the original prospective purchaser on November 5, 2002) was not completed until December 20, 2002. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 until the A320-200 aircraft was sold to such other purchaser on December 20, 2002.

         In the period from June 1996 to date, we have sold five aircraft totaling $133,190,000 (measured by Initial Appraised Value). We needed to sell an additional $66,810,000 (measured by Initial Appraised Value) worth of aircraft to comply with the June 2003 Trust Note Sales Goal and would need to sell all of our aircraft to comply with the June 2004 Trust Note Sales Goal. At our direction, the Servicer has been marketing each of our aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, the current market for sale of used aircraft is extremely poor and it is not clear if and when the market will improve.

         In fiscal year 2003, the marketing efforts of the Servicer resulted in two offers to purchase the B757-200 aircraft, but both offers were at prices significantly below the Class C Note Target Price. After careful consideration of these offers, the Company's obligations under the Deed of Charge (notably the Business Objectives contained therein) and the current and possible future market conditions for aircraft sales and leasing, we concluded that it would not be consistent with the terms of the Deed of Charge for the Company to accept either such offer.

         We did not comply with the Trust Note Sales Goal for June 27, 2003 as we were unable, given the current aircraft industry market conditions, to sell sufficient aircraft at the sale prices required by our current Business Objectives. Given the continuing depressed market for aircraft sales and the requirement to achieve sale prices consistent with our current Business Objectives, we believe the Company will not be able to comply with the Trust Note Sales Goal for June 27, 2004.

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

         The Deed of Charge further provides that if an Event of Default were to occur and be continuing an Enforcement Notice may only be served by 662/3% or more of the aggregate Outstanding Principal Balance of the directing class, which will be Class A so long as any Class A Notes are outstanding.

         The Deed of Charge provides that the failure to comply with the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate Outstanding Principal Balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, to the extent the Trust Note Sales Goals are not complied with prior to December 27, 2004, the Company is required to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class C Note Target Price. During the time that the Company has not been in compliance with the Trust Note Sales Goals, the Company has been unable, with the exception of the sale of the A320-200 aircraft in December 2002, to sell aircraft at prices at or above the Class C Note Target Price. However, to the extent the Company has not complied with the Trust Note Sales Goals, on or after December 27, 2004, the Company will be required, subject to the pre-emption rights of the Class D and Class E Noteholders, to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class A Note Target Price. See "Item 3 - Risk Factors," "Item 4 - Information on the Company - History and Development of the Company" and "Item 5
-  Operating  and  Financial  Review  and  Prospects  -  Liquidity  and  Capital
Resources."

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. CONTROLS AND PROCEDURES

         (a)      Evaluation of Disclosure Controls and Procedures

                  The Chairman of the Board of Directors of the Company acting on the recommendation of the Board of Directors of the Company, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rule 15d-15(e)) as of a date (the "Evaluation Date") as of the end of the period covered by this annual report, has concluded that as of the Evaluation Date, our disclosure controls and procedures were effective based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 15d-15.

                  The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Company's Board of Directors have concluded that these controls and procedures are effective at the "reasonable assurance" level. However, the Company believes that a control system, no matter how well designed or operated, cannot provide absolute assurance that the objectives of the control system are met, and that no evaluation of controls can provide absolute assurance that various types of corporate operational risks within a company, particularly one such as this that relies exclusively on third parties for all services, will be detected in a timely manner. See for example "Item 3 - Key Information - Risk Factors - As a result of incorrect LIBOR calculations by the Reference Agent, holders of Class A, Class B, and Class C Notes were overpaid on certain payment dates and holders of Class D and Class E Notes were underpaid by equivalent amounts on such dates; and - The Company has incurred tax liabilities in 2003 and may have incurred additional tax liabilities in prior years, in respect of unpaid United States withholding taxes relating to the investment of certain collections by the Cash Manager."

         (b)      Changes in Internal Controls

                  There were no changes in the internal controls of the Company over financial reporting identified in connection with the evaluation required by Exchange Act Rule 15d-15(d) that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

         Not applicable

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         Not applicable.

Item 16B.  CODE OF ETHICS

         Not applicable.

Item 16C.  PRINCIPAL ACCOUNTANT'S FEES AND SERVICES


                                                   Year Ended June 30, 2003                           Year Ended June 30, 2002
                                                    % Approved by Board /                             % Approved by Board /
                                  U.S.$                Audit Committee                U.S.$              Audit Committee
                              ---------------     ---------------------------      ------------     --------------------------
Audit Fees                         85,063                    100%                      62,227                 100%
Audit-Related Fees                 39,626                    100%                      40,271                 100%
Tax Fees                            5,763                    100%                       5,603                 100%
All Other Fees                     18,208                    100%                      23,441                 100%
                              ---------------     ---------------------------      ------------     --------------------------
Total                             148,660                    100%                     131,542                 100%
                              ===============     ===========================      ============     ==========================


         The Audit Committee of the Company, established in September 2002 and which consists of the two Independent Directors has adopted a policy of pre-approving all audit and non-audit services provided by the Company's Principal Accountant. Prior to the establishment of the Audit Committee all audit and non-audit fees were approved by the Board.

         Audit related fees in the table above for the years ended June 30, 2003 and 2002 relate to review of our annual report on Form 20-F.

         Tax fees in the table above for the years ended June 30, 2003 and 2002 relate to tax filing in Ireland

         All Other Fees in the table above for the year ended June 30, 2003 and 2002 relate to tax advice, accounting advice and statutory filings for our subsidiaries.

Item 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

         Not applicable.

                                    PART III
ITEM 17.

         Not applicable

ITEM 18. FINANCIAL STATEMENTS

         See pages F-1 through F-21.

ITEM 19. EXHIBITS

         1. Memorandum and Articles of Association of Aircraft Lease Portfolio Securitisation 92-1 Limited.

         8.       List of subsidiaries.

         12.      Rule 15d-14(a) Certification.

         13.      Section 1350 Certification.

                     CERTAIN DEFINITIONS AND TECHNICAL TERMS

"A300B4 - 200 aircraft" ................................     The Airbus  A300B4 - 200 aircraft with serial number 127
                                                             which we sold to Cebi Aviation S.A. on June 27, 2000.

"Administrative Agency Agreement".......................     The Administrative and Secretarial  Services  Agreement,
                                                             dated October 1, 2003, between the Administrative  Agent
                                                             and the  Company  pursuant  to which the  Administrative
                                                             Agent  maintains  the  corporate  books and  records and
                                                             provides certain  administrative,  secretarial and other
                                                             services to the Company.

"Administrative Agent"..................................     Mourant & Co. Limited.

"ADs"...................................................     Shall have the meaning set forth on page 35.

"AISI"..................................................     Aircraft Information Services, Inc.

"Allegiant Air".........................................     Allegiant Air, Inc.

"ALPS 94-1 Limited".....................................     Aircraft Lease Portfolio Securitization 94-1 Limited.

"ALPS  Trust"...........................................     The  charitable  trust for whose  benefit  the  Nominees
                                                             hold 10 Ordinary Shares of the Company.

"Asiana"................................................     Asiana Airlines, Inc.

"Avitas"................................................     Avitas, Inc.

"B747-283B Aircraft"....................................     The  B747-283B  aircraft  with serial number 22381 which
                                                             we sold to WFC on July 24, 1997.

"Babcock & Brown".......................................     Babcock & Brown Limited.

"Batavia"...............................................     PT Metro Batavia.

"Besleasing"............................................     Besleasing Mobiliaria - Sociedade  de Locacao  Financeira S.A.

"BK"....................................................     BK Associates, Inc.

"Business Day"..........................................     A day on which  commercial  banks and  foreign  exchange
                                                             markets  settle  payments  in U.S.  dollars  in  London,
                                                             England and New York, New York.

"Business Objectives"...................................     Shall have the meaning set forth on page 28.


"Cash Management Agreement".............................     The Cash Management  Agreement,  dated as of the Closing
                                                             Date,  between  the Company   and   the Cash       Manager,
                                                             pursuant  to  which the  Cash   Manager provides    certain
                                                             cash    management, computational   and other       related
                                                             services   to   the Company.

"Cash Manager"..........................................     Deutsche  Bank Trust  Company  Americas  (f/k/a  Bankers
                                                             Trust Company).

"China Southern"........................................     China Southern Airlines.

"Class A Notes".........................................     The Company's Class A Notes issued on the Closing Date.

"Class A Note Target Price".............................     Shall have the meaning set forth in the Deed of Charge.

"Class B Notes".........................................     The Company's Class B Notes issued on the Closing Date.

"Class B Note Target Price".............................     Shall have the meaning set forth in the Deed of Charge.

"Class C Notes".........................................     The Company's Class C Notes issued on the Closing Date.

"Class C Note Target Price".............................     Shall have the meaning set forth in the Deed of Charge.

"Class D Notes".........................................     The Company's Class D Notes issued on the Closing Date.

"Class D Note Target Price".............................     Shall have the meaning set forth in the Deed of Charge.

"Class E Notes".........................................     Collectively, the Class E-1 Note and the Class E-2 Note.

"Class E-1 Note"........................................     The Company's  Class E-1 Note issued on the Closing Date
                                                             in a principal amount of $82,918,150.

"Class E-2 Note"........................................     The Company's  Class E-2 Note issued on the Closing Date
                                                             in a principal amount of $100.

"Closing Date"..........................................     The  Closing  Date of the  refinancing  of the  Company,
                                                             June 27, 1996.

"Company"...............................................     Aircraft Lease Portfolio  Securitisation 92-1 Limited, a
                                                             public  limited   liability   company   incorporated  in
                                                             Jersey,  together  with,  unless the  context  otherwise
                                                             requires, any subsidiaries thereof.


"Company Secretary".....................................     Mourant & Co. Secretaries Limited

"debis AirFinance"......................................     debis  AirFinance  Ireland plc (formerly  known as AerFi
                                                             Group plc and, prior to that,  GPA Group plc),  together
                                                             with its consolidated subsidiaries.

"Deed of Charge"........................................     The Deed of Charge, Assignment and Priorities,  dated as
                                                             of the  Closing  Date,  among  inter  alia the  Company,
                                                             Deutsche  Trustee Company Limited (f/k/a Bankers Trustee
                                                             Company  Limited) as  security  trustee,  Deutsche  Bank
                                                             Trust Company  Americas  (f/k/a/ Bankers Trust Company),
                                                             the Cash Manager, the Servicer,  the holder of the Class
                                                             E-1 Note and  certain  other  persons to  secure,  among
                                                             other things, the Notes.

"EU"....................................................     The European Union.

"Eurocontrol"...........................................     European  Organisation for the Safety of Air Navigation,
                                                             the  centralized  European  agency  established  in 1960
                                                             pursuant  to an  international  convention  relating  to
                                                             cooperation for the safety of air navigation.

"EU Savings Tax Directive"..............................     Shall have the meaning set forth on page 65.

"Event of Default"......................................     An event of default  with respect to the Notes under the
                                                             Deed of Charge.

"Exchange Act Rule".....................................     A rule from the Rules and Regulations  promulgated under
                                                             the U.S. Securities Exchange Act of 1934, as amended.

"FASB"..................................................     The Financial Accounting Standards Board.

"Financial Consultant"..................................     Deutsche  Bank Trust  Company  Americas  (f/k/a  Bankers
                                                             Trust Company).

"First Choice Airways"..................................     First  Choice  Airways  Limited  (formerly  known as Air
                                                             2000 Limited).

"Fokker 100 aircraft"...................................     The Fokker 100 aircraft  with serial  number 11287 which
                                                             we sold to Besleasing on July 2, 1999.


"GPA"...................................................     GPA  Group  plc  (renamed  AerFi  Group  plc,  effective
                                                             November 23, 1998 and renamed debis  AirFinance  Ireland
                                                             plc,  effective  December 20,  2000),  together with its
                                                             consolidated subsidiaries.



"Independent Appraisers"................................     AISI, Avitas and BK.

"Independent Directors".................................     Directors of the Company who are  independent of holders
                                                             of the Class E Notes.

"Initial Appraised Value"...............................     The  average  appraised  base  value  of  each of the 14
                                                             aircraft  owned by the Company on the Closing  Date (or,
                                                             in  the  case  of  the  WFC  Aircraft,  acquired  by the
                                                             Company subsequent  thereto) as of June 3, 1996 obtained
                                                             from AISI,  Avitas and BK, and as set forth on Exhibit V
                                                             of the Deed of Charge.

"Insurance Advisor".....................................     Aon Group Limited.

"Istanbul"..............................................     Istanbul Hava Yollari A.S.

"Jersey Tax Counsel"....................................     Mourant du Feu & Jeune.

"LIBOR".................................................     London  Interbank  Offered  Rate  for  deposits  in U.S.
                                                             dollars as determined  in  accordance  with the terms of
                                                             the relevant Note.

"Liquidity Reserve Amount"..............................     Shall have the meaning set forth on page 50.

"Malev".................................................     Malev RT.

"Meridiana".............................................     Meridiana S.p.A.

"Nominees"..............................................     Collectively,  Juris  Limited  and Lively  Limited,  the
                                                             nominees for the trustee of the ALPS Trust.

"Notes".................................................     The  Company's  Class A Notes,  Class B  Notes,  Class C
                                                             Notes,  Class D Notes and Class E Notes.  The Notes have
                                                             been issued  pursuant to the Deed of Charge.  Holders of
                                                             each class of the Pass  Through  Certificates,  Series A
                                                             referenced  on the cover  page of this Form 20-F  derive
                                                             their  rights to payments  from the  payments due on the
                                                             related class of the Notes.  Therefore,  all  references
                                                             to noteholders,  Notes and any class thereof  throughout
                                                             this Form 20-F  should be read to apply  equally  to the
                                                             certificateholders,  certificates and any class thereof,
                                                             respectively.

"Note Target Price".....................................     Shall have the meaning set forth in the Deed of Charge.

"Old Class A Notes".....................................     The  $208,400,000  Secured  Class A1 Floating Rate Notes
                                                             due    1997,    the $104,200,000 Secured   Class



                                                             A2 Floating Rate Notes due  1997  and  the $70,400,000 Secured
                                                             Class  A3  Floating Rate Notes due 1997 issued    by    the Company.

"Old Class B Notes".....................................     The  $104,000,000  Secured  Class B Fixed Rate Notes due
                                                             1997 issued by the Company.

"Old Class M Notes".....................................     The $34,000,000  Secured Class M Floating Rate Notes due
                                                             1997 issued by the Company.

"Old Notes".............................................     The Old Class A, Old Class B and Old Class M Notes.

"Old SM Loan"...........................................     The  $78,150,000  loan made to the  Company  pursuant to
                                                             the Supermezzanine  Loan Agreement,  dated June 16,1992,
                                                             among the Company,  Citibank,  N.A. and Credit Lyonnais,
                                                             originally payable in 1997.

"Ordinary Shares".......................................     The Company's 15,000  authorized  ordinary  shares,  par
                                                             value $1 per share of which 10 have been issued.

"Outstanding Principal Balance".........................     With  respect  to any  of the  Notes  at any  time,  the
                                                             outstanding principal   balance as of  the  Closing
                                                             Date    less    all amounts distributed to    the    holder
                                                             thereof         and allocable        to principal   thereon
                                                             on previous Payment Dates.

"Payment Date"..........................................     The 15th  day of each  month  (or,  if such day is not a
                                                             Business Day, the next succeeding Business Day).

"Prior Debt"............................................     The Old Notes and the Old SM Loan.

"Prospectus"............................................     The      prospectus related    to   the Class  A,  Class B,
                                                             Class C and Class D Notes, dated January 27, 1997.

"Reference Agency Agreement"............................     The Reference Agency Agreement,  dated as of the Closing
                                                             Date,  among  the  Company,  the  Cash  Manager  and the
                                                             Reference Agent.

"Reference Agent".......................................     Deutsche  Bank Trust  Company  Americas  (f/k/a  Bankers
                                                             Trust Company).

"Sale Offer"............................................     Shall have the meaning set forth in the Deed of Charge.

"SARS"..................................................     Severe Acute Respiratory Syndrome.

"Security Trustee"......................................     Deutsche  Trustee Company Limited (f/k/a Bankers Trustee
                                                             Company Limited).


"Senior Trust Notes"....................................     The Class A, Class B and Class C Notes.

"Servicer"..............................................     Babcock & Brown or any  replacement  servicer  appointed
                                                             in accordance with the terms of the Servicing Agreement.

"Servicing Agreement"...................................     The Servicing  Agreement,  dated as of the Closing Date,
                                                             between  the  Company  and  Babcock & Brown  pursuant to
                                                             which  Babcock & Brown  provides,  among  other  things,
                                                             certain  management  services with respect to the leases
                                                             and certain sales and marketing and re-leasing  services
                                                             with respect to the aircraft to the Company.

"SFAS 144"..............................................     Shall have the meaning set forth on page 16.

"Skynet"................................................     Skynet Airlines Ltd.

"Stage 3 Aircraft"......................................     An  aircraft  type that holds or is capable of holding a
                                                             noise   certificate issued        under Chapter 3 of Volume
                                                             1, Part II of Annex 16 of  the  Chicago Convention  or  has
                                                             been    shown    to comply with Stage 3 Noise   Levels  set
                                                             out in Section 36.5 of  Appendix  C  of Part   36  of   the
                                                             United       States Federal    Aviation Regulations.

"Travel Service"........................................     Travel Servis a.s.

"Trustee"...............................................     Deutsche Bank Trust Company  Americas (f/k/a      Bankers
                                                             Trust Company).

"Trust Note Sales Goals"................................     The  Company  must  approve  for  sale  (subject  to the
                                                             rights of the holders of certain  Notes to approve sales
                                                             of aircraft as set forth in Clause  10.10(b)(ii)  of the
                                                             Deed of Charge)  sufficient  aircraft  to meet the Trust
                                                             Note Sales  Goals.  The Trust Note Sales  Goals  require
                                                             that aircraft  having an Initial  Appraised  Value of at
                                                             least (i)  $65,000,000 be sold by the fifth  anniversary
                                                             of the Closing Date,  (ii)  $130,000,000  be sold by the
                                                             sixth   anniversary   of   the   Closing   Date,   (iii)
                                                             $200,000,000  be sold by the seventh  anniversary of the
                                                             Closing  Date  and  (iv)  $454,950,000  be  sold  by the
                                                             eighth  anniversary  of the  Closing  Date.  The Deed of
                                                             Charge  provides  that if the Company  fails to meet any
                                                             of the Trust Note Sales  Goals set forth in clause  (i),
                                                             (ii) or  (iii)  above,  then,  at the  direction  of the
                                                             holders  of the  Class A,  Class B,  Class C and Class D
                                                             Notes   representing   in  the   aggregate  75%  of  the



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
                                                             respectively,  the Company must accept any Sale Offer in
                                                             respect of the sale of an aircraft if the proposed  sale
                                                             price  is at  least  equal  to the  Class C Note  Target
                                                             Price (as  defined in the Deed of  Charge).  On or after
                                                             the date that is eight  years and six  months  following
                                                             the  Closing  Date,  the  Company  must  accept any Sale
                                                             Offer  in  respect  of the  sale of an  aircraft  if the
                                                             proposed  sale  price  is at  least  equal  to the  Note
                                                             Target Price for the then most senior  outstanding class
                                                             of Notes.

"U.S. GAAP".............................................     Generally  accepted accounting principles applicable  in  the
                                                             United States.

"WFC"...................................................     Whirlpool Financial Corporation.

"WFC Aircraft"..........................................     The  Boeing  767-300ER   aircraft  with   manufacturer's
                                                             serial  number  24952  sold  by WFC to  the  Company  on
                                                             November 27, 1996.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AIRCRAFT LEASE PORTFOLIO
                                             SECURITISATION 92-1 LIMITED



                                             By: /s/ Frederick W. Bradley, Jr.
                                                --------------------------------
                                                Name:  Frederick W. Bradley, Jr.
                                                Title: Chairman of the Board
Dated: December 23, 2003

                               Index to Exhibits

Exhibit No.      Description
-----------      -----------
1.               Memorandum  and  Articles of  Association  of Aircraft
                 Lease Portfolio Securitisation 92-1 Limited.

8.               List of subsidiaries.

12.              Rule 15d-14(a) Certification.

13.              Section 1350 Certification

                                                                       Exhibit 1


                           COMPANIES (JERSEY) LAW 1991

                            MEMORANDUM OF ASSOCIATION

                                       of

                  AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1

    LIMITED (reprinted with amendments up to and including 12 December 2003)


1. The name of the Company is Aircraft Lease Portfolio Securitisation 92-1 Limited.

2. The share capital of the Company is U.S.$15,000 divided into 15,000 shares of U.S.$1 each.

3.   The liability of the members is limited.

4.   The Company is established for the following purposes:-

     (a) To carry on business as brokers or agents for the sale, leasing out, purchase, exchange, charter, hire, demise, acquisition, disposal, construction, equipping, maintenance, repair, improvement, or alteration of aircraft, ships, vessels, spacecraft, craft and vehicles of all kinds.

     (b) To establish, maintain and operate air transport, shipping and road transport services and all ancillary services.

     (c) To act as chartering agents, merchants, freight contractors, warehousemen, wharfingers, lightermen, stevedores and forwarding agents, and as underwriters and insurers of aircraft, ships, vessels, craft and vehicles of all kinds and of goods and other property and as consultants on air and maritime affairs, and as providers of management and training services of all kinds.

     (d) To own, manage, work, trade with and lease out aircraft, ships, vessels, craft and vehicles of all kinds with all necessary and convenient equipment, or any shares or interests in aircraft, ships, vessels, craft and vehicles of all kinds, including shares, stocks, or securities of companies possessed of or interested in any aircraft, ships, vessels, craft and vehicles of all kinds.

     (e) To purchase, take in, exchange, charter, hire, demise, lease out, acquire, dispose of, construct, equip, maintain, repair, improve, or alter, aircraft, ships, vessels, spacecraft and vehicles of all kinds.

     (f) To carry on all or any of the businesses of carriers by air, land or water, agents for, or managers of, aircraft and air transport services, shipowners, ship-brokers, shipping and other agents, forwarding agents, freight contractors, warehousemen, cargo contractors and agents, importers, exporters, dealers in oils and petrol, general commission agents, brokers and factors. To buy, sell, manufacture, repair, alter, exchange, let on hire, import, export and deal in all kinds of articles and things which may be required for the purpose of any of the businesses referred to in this Memorandum or commonly supplied or dealt in by persons in any such businesses or which may seem capable of being profitably dealt with in connection with any of the said businesses.

     (g) To borrow or raise money and to raise or secure the repayment of such sum or sums of money in such manner and upon such terms and conditions in all respects as the Directors of the Company shall think fit and in particular, without prejudice to the generality of the foregoing, by the issue of unsecured notes or bonds or by the issue of notes, bonds, debentures, mortgages, charges or other security charged upon the undertaking or the whole or any part of the property of the Company and upon such terms and conditions and in such manner and for such consideration as they may direct.

     (h) As an object of the Company and as a pursuit in itself or otherwise, and whether for the purpose of making a profit or avoiding a loss or for any other purpose whatsoever, to engage in currency exchange and interest rate transactions and any other financial or other transactions of whatever nature, including (without limiting the foregoing) any transaction for the purposes of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor affecting the Company's business, including but not limited to dealings, whether involving purchases, sales or otherwise, in foreign currency, spot and forward exchange rate contracts, forward rate agreements, caps, floors and collars, futures, options, swaps, and any other currency interest rate and other hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing.

     (i) To establish, regulate and discontinue agencies, and to undertake and transact all kinds of agency business which an ordinary individual may legally undertake.

     (j) To establish, promote and aid in promoting, constitute, form or organise, companies, syndicates or partnerships of all kinds for the purpose of carrying on any business or acquiring and undertaking any property or liability of the Company, or of advancing directly or indirectly the objects thereof, or for any other purpose which the Company may think expedient, and to acquire, hold and dispose of shares and other interests in any such company, syndicate or partnership.

     (k) To enter into guarantees, contracts of indemnity and suretyships of all kinds, whether or not the Company shall derive a benefit from the same, on such terms and in such manner as the Directors see fit, and in particular but without prejudice to the generality of the foregoing, to guarantee, underwrite or secure, with or without consideration, and whether by personal obligation or by creating a security interest over or by mortgaging or charging or providing any other security over the whole or any part of the undertaking, property or assets (whether present or future) and uncalled capital of the Company or by the creation and issue of any securities of the Company, the performance of any obligations or commitments or satisfaction of any liabilities of any person or company including, but without prejudice to the generality of the foregoing, any company which is for the time being a subsidiary or holding company of the Company or another subsidiary of a holding company of the Company or is otherwise associated with the Company.

     (l) To carry on all of the said businesses or any one or more of them as a distinct or separate business or as the principal business of the Company, to carry on any other business or undertake any other purpose which may seem to the Company capable of being conveniently carried on in conjunction with the above or any one of the above or calculated directly or indirectly to enhance the value of or render more profitable any of the Company's property or rights.

     (m) To take out, acquire, surrender and assign policies of insurance and assurance with any insurance company or companies which the Company may think fit payable at fixed or uncertain dates or upon the happening of any contingency whatsoever and to pay the premiums thereon.

     (n) To carry on any business which the Company is authorised to carry on by means or through the agency of any subsidiaries and to enter into any agreement with any such subsidiary for taking the profits and bearing the losses of any business so carried on or for financing any such subsidiary or guaranteeing its liabilities or to make any other arrangement which may seem desirable, with reference to any business so carried on, including power at any time and either temporarily or permanently to close any such business.

     (o) To do all or any of the above things in any part of the world and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others and either by or through agents, sub-contractors, trustees or otherwise.

5.   The Company is a public company.

We the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum, and we agree to take the number of shares shown opposite our respective names.


Corporate names and                 Signatures                  Number of shares
registered office of                for and on behalf           taken by each
subscribers                         of subscribers              subscriber
--------------------                -------------------         ----------------
Juris Limited
18 Grenville Street                 /s/                               5
St. Helier                          -------------------
Jersey                              Director
Channel Islands.


Lively Limited
18 Grenville Street                 /s/                               5
St. Helier                          -------------------
Jersey                              Director
Channel Islands.


Witness to the above signatures:   /s/ Marjorie Mauger,
                                  -----------------------
                                  Marjorie Mauger,
                                  18, Grenville Street
                                  St. Helier
                                  Jersey
                                  Channel Islands.

                           COMPANIES (JERSEY) LAW 1991

                             ARTICLES OF ASSOCIATION

                                       of

                  AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1
    LIMITED (reprinted with amendments up to and including 12 December 2003)

Interpretation

1. In these Articles, if not inconsistent with the subject or context, the words in the first column of the following table shall bear the meanings set opposite to them respectively in the second column.

Words                                     Meanings
------------------------------------      -----------------------------------------------------------------------------
Affiliate                                 As to any  person,  any other  person  that,  directly  or  indirectly, controls,  is  controlled  by or is under the common  control with such person or is a director  of officer of such  person.  For the  purposes
                                          of  this   definition,   the  term   "control"   (including  the  terms
                                          "controlling",  "controlled  by" and "under the common  control with" )
                                          of a person means possession,  direct or indirect, of the power to vote
                                          5% or more of the  voting  stock of such  person  or to direct or cause the direction of the  management  and policies of such person,  whether through the ownership of voting stock, by contract or otherwise.

another tax favourable jurisdiction       In the context of an action to be taken, any place previously  approved by the  Board  of  the  Directors  of  the  Company  on  the  basis  of appropriate  advice,  in which the action to be taken would be unlikely to be treated for taxation  purposes as carrying on a trade or business or  creating a permanent  establishment  in that  jurisdiction,  and by either such reason or  otherwise  render the Company  liable to payment of an amount of tax in such  jurisdiction  which in the  opinion of the
                                          Directors is more than a minimal amount.

these Articles                            These  Articles of Association in their present form or as from time to time altered.

auditors                                  Auditors (if any) of the Company appointed pursuant to these Articles.

bankrupt                                  Shall have the  meaning  defined in the  Interpretation  (Jersey)  Law,
                                          1954.

Class E Notes                             The  U.S.  dollar  denominated  Class E Notes  to be  constituted  by a resolution of the Board of the Directors of the Company.

Class E Note Director                     Any  Director who is appointed  by the holder or holders of a  majority
                                          in  aggregate   principal amount   of  the   Class  E  Notes  in
                                          accordance with Article 99A(i).

clear days                                In  relation  to the  period of a notice,   shall   mean   that
                                          period excluding  the day when the  notice is served or deemed to be served  and the day for  which it is given or on which it is to take effect.


Words                                     Meanings
------------------------------------      -----------------------------------------------------------------------------

Directors                                 The directors of the Company for the time being.

holding company                           Shall have the meaning defined in the Law.

the Law                                   The Companies (Jersey) Law 1991.

Independent Director                      A Director  who is not at the time of his appointment or at any time
                                          during his  service as  Director,  and has  not  been  for  the   twenty-four
                                          months  prior  to his  appointment  as Director,  an  employee,   consultant,
                                          officer or  director  of any holder of the Class E Notes or any  Affiliate of any such person.

Member                                    A person  whose name is entered in the Register  as the  holder  of shares in the Company.

month                                     Calendar month.

notice                                    A written notice unless otherwise specifically stated.

Office                                    The registered office of the Company.

paid up                                   Shall include credited as paid up.

present in  person                        In   relation  to  general meetings   of  the   Company   and  to
                                          meetings  of the  holders of any class of shares,  shall  include  present by
                                          attorney  or by proxy  or, in the case of   a   corporate   shareholder,   by
                                          representative.

Register                                  The register of Members to be kept pursuant to Article 26 hereof.

Secretary                                 Any person  appointed by the Directors to  perform   any  of  the  duties  of
                                          secretary of the Company  (including a temporary or assistant secretary), and in the  event  of two or more  persons being  appointed as joint  secretaries any  one or  more  of the  persons  so appointed.

Special Resolution                        A resolution of the Company passed  as  a  special  resolution  in accordance with the Law.

Trustee                                   The  trustee for the time being of the Alps  96-1  Pass  Through  Trust to be formed  under the laws of the State of New York pursuant to a trust agreement and to whom it is proposed the Company will issue debt instruments.


2. In these Articles, unless there be something in the subject or context inconsistent with such construction:-

     (a) the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

     (b) the word "signed" shall be construed as including a signature or representation of a signature affixed by mechanical or other means;

     (c) the words "in writing" shall be construed as including written, printed, telexed, electronically transmitted or any other mode of representing or reproducing words in a visible form;

     (d) words importing "persons" shall be construed as including companies or associations or bodies of persons whether corporate or unincorporate;

     (e) words importing the singular number shall be construed as including the plural number and vice versa; ( f) words importing the masculine gender only shall be construed as including the feminine gender; and

     (g) references to enactments are to such enactments as are from time to time modified, re-enacted or consolidated and shall include any enactment made in substitution for an enactment that is repealed.

3. The headings herein are for convenience only and shall not affect the construction of these Articles.

Preliminary

4. The preliminary expenses incurred in forming the Company may be discharged out of the funds of the Company.

5. The business of the Company shall be commenced as soon after the incorporation of the Company as the Directors think fit.

Share Capital and Shares

6. The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in these Articles.

7. Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as is required by Article 19 hereof and subject to the Law) any share in the Company may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividends, return of capital, voting or otherwise, as the Company may from time to time, by Special Resolution, determine.

8. Subject to Articles 14 to 17 hereof, the unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors, and they may (subject to the provisions of Article 7 hereof) allot, grant options over, or otherwise dispose of them to such persons at such times and on such terms as they think proper, but so that no shares shall be issued at a discount.

9. The Company may issue fractions of shares in accordance with and subject to the provisions of the Law, provided that:-

     (a) a fraction of a share shall be taken into account in determining the entitlement of a Member as regards dividends or on a winding up; and

     (b) a fraction of a share shall not entitle a Member to a vote in respect thereof.

10.  The Company  may:-

     (a)  issue; or

     (b) convert any existing non-redeemable shares (whether issued or not) into,

         shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder thereof, on such terms and in such manner as may be determined by Special Resolution it being provided that the Company shall not receive or pay any redemption of shares in any part of the world except in or from the Island of Jersey.

11. The Company may pay commissions as permitted by the Law. Subject to the provisions of the Law, any such commission may be satisfied either by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

12. Save as permitted by the Law, the Company shall not give financial assistance directly or indirectly for the purpose of, or in connection with, the acquisition made or to be made by any person of any shares in the Company or its holding company (if any).

13. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or recognise any equitable, contingent, future or partial interest in any share, or (except only as by these Articles otherwise provided or as by law required) any interest in any fraction of a share, or any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Alteration of Share Capital

14. The Company may, by altering its Memorandum of Association by Special Resolution, alter its share capital in any manner permitted by the Law.

15. Any new shares created on an increase or other alteration of share capital shall be issued upon such terms and conditions as the Company in general meeting shall direct.

16. Unless otherwise directed by the Company in general meeting all new shares shall be offered to the Members in proportion to the existing shares held by them. Such offers shall be made by notice specifying the number of shares to which the Member is entitled and prescribing the period within which the offer will remain open, and upon the expiry of such period the offer, if not accepted, shall be deemed to have been declined. All such shares, if offered to the Members and not taken up by them, shall be disposed of by the Directors in such manner as the Directors think most beneficial to the Company.

17. Any capital raised by the creation of new shares shall, unless otherwise provided by the conditions of issue of the new shares, be considered as part of the original capital, and the new shares shall be subject to the provisions of these Articles with reference to the payment of calls, transfer and transmission of shares, lien or otherwise, applicable to the existing shares in the Company.

Reduction of Share Capital

18. Subject to the provisions of the Law, the Company may, by Special Resolution, reduce its share capital in any way.

Variation of Rights

19. Whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class, unless otherwise provided by the terms of issue of the shares of that class, may be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the consent in writing of the holders of the majority of the issued shares of that class, or with the sanction of a resolution passed at a separate meeting of the holders of shares of that class, but not otherwise. To every such separate meeting all the provisions of these Articles and of the Law relating to general meetings of the Company or to the proceedings thereat shall apply, mutatis mutandis, except that the necessary quorum shall be two persons holding or representing at least one-third in nominal amount of the issued shares of that class but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those holders who are present in person shall be a quorum.

20. The special rights conferred upon the holders of any class of shares issued with preferred or other special rights shall be deemed to be varied by the reduction of the capital paid up on such shares and by the creation of further shares ranking in priority thereto, but shall not (unless otherwise expressly provided by these Articles or by the conditions of issue of such shares) be deemed to be varied by the creation or issue of further shares ranking after or pari passu therewith.

Share Certificates

21.  Every Member shall be entitled:-

     (a) without payment, to one certificate for all his shares of each class and, when part only of the shares comprised in a certificate is sold or transferred, to a new certificate for the remainder of the shares so comprised; or

     (b) upon payment of such sum for each certificate as the Directors shall from time to time determine, to several certificates each for one or more of his shares of any class.

22. Every certificate shall be issued within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide), shall be under seal, and shall specify the shares to which it relates and the amount paid up thereon and if so required by the Law, the distinguishing numbers of such shares.

23. In respect of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

24. If a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in relation thereto as the Directors think fit.

Joint Holders of Shares

25. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with the benefit of survivorship, subject to the following provisions:-

     (a) the Company shall not be bound to register more than four persons as the joint holders of any share;

     (b) the joint holders of any share shall be liable, severally as well as jointly, in respect of all payments to be made in respect of such share;

     (c) any one of such joint holders may give a good receipt for any dividend, bonus or return of capital payable to such joint holders;

     (d) only the senior of the joint holders of a share shall be entitled to delivery of the certificate relating to such share or to receive notices from the Company or to attend general meetings of the Company and any notice given to the senior joint holder shall be deemed notice to all the joint holders; and

     (e) for the purpose of the provisions of this Article, seniority shall be determined by the order in which the names of the joint holders appear in the Register.

Register of Members

26. The Directors shall keep or cause to be kept at the Office or at such other place in the Island of Jersey where it is made up, as the Directors may from time to time determine, a Register in the manner required by the Law. In each year the Directors shall prepare or cause to be prepared and filed an annual return containing the particulars required by the Law.

Lien

27. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable at a fixed time in respect of such shares; and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) registered in the name of a single Member for all the debts and liabilities of such Member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Member and whether the period for the payment or discharge of the same shall have actually commenced or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person whether a Member or not. The Company's lien (if any) on a share shall extend to all dividends or other monies payable thereon or in respect thereof. The Directors may resolve that any share shall, for such period as they think fit, be exempt from the provisions of this Article.

28. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some monies in respect of which the lien exists are presently payable, and fourteen days have expired after a notice, stating and demanding payment of the monies presently payable and giving notice of intention to sell in default, shall have been served on the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

29. The net proceeds of such sale, after payment of the costs of such sale, shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale the Directors may authorise a person to execute an instrument of transfer of the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Calls on Shares

30. The Directors may, subject to the provisions of these Articles and to any conditions of allotment, from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the amount of the shares or by way of premium) provided that (except as otherwise fixed by the conditions of application or allotment) no call on any share shall be payable within fourteen days of the date appointed for payment of the last preceding call, and each Member shall (subject to being given at least fourteen clear days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares.

31. A call may be made payable by instalments. A call may be postponed or wholly or in part revoked as the Directors may determine. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

32. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due may be required to pay interest on the sum from the day appointed for payment thereof to the time of actual payment at a rate determined by the Directors not exceeding the rate of ten per cent per annum.

33. Any sum which by or pursuant to the terms of issue of a share becomes payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall, for all the purposes of these Articles, be deemed to be a call duly made and payable on the date on which, by or pursuant to the terms of issue, the same becomes payable, and in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

34. The Directors may make arrangements on the issue of shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

35. The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the money uncalled and unpaid upon the shares held by him beyond the sums actually called up thereon as a payment in advance of calls. Any such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is advanced. The Company may pay interest upon the money so received, or upon so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which it has been received, at such rate as the Directors shall think fit provided that any amount paid up in advance of calls shall not entitle the holder of the shares upon which such amount is paid to participate in respect thereof in any dividend until the same would but for such advance become presently payable.

Forfeiture of Shares

36. If a Member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of such non-payment.

37. The notice shall name a further day (not earlier than fourteen days from the date of service thereof) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares on which the call was made will be liable to be forfeited.

38. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof have been made, be forfeited by a resolution of the Directors to that effect, and such forfeiture shall include all dividends which shall have been declared on the forfeited shares and not actually paid before the forfeiture.

39. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the holder of the share or the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the Register opposite to the entry of the share; but no forfeiture shall be invalidated in any manner by any omission or neglect to give such notice or to make such entry as aforesaid.

40. A forfeited share may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any other person as aforesaid.

41. A Member whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with interest thereon at a rate determined by the Directors not exceeding ten per cent per annum from the date of forfeiture until payment and the Directors may enforce payment without any allowance for the value of the shares at the time of forfeiture.

42. An affidavit by a Director or the Secretary that a share has been duly forfeited on the date stated therein shall be conclusive evidence of the facts so stated as against all persons claiming to be entitled to the share and such affidavit and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof, together with the certificate for the share delivered to a purchaser or allottee thereof, shall (subject to the execution of a transfer if the same be so required) constitute good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in respect of the forfeiture, sale, re-allotment or disposal of the share.

43. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes payable at a fixed time, whether on account of the amount of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer and Transmission of Shares

44. All transfers of shares shall be effected by notice (a "Transfer Notice") in the usual common form or in any other form approved by the Directors.

45. All Transfer Notices shall be signed by or on behalf of the transferor and, in the case of a partly paid share, by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered on the Register in respect thereof.

46. The Directors may in their absolute discretion, and without assigning any reason therefor, refuse to register any transfer of shares, including, without limitation, a transfer of shares to a person of whom they do not approve and a transfer of shares on which the Company has a lien.

47.  The Directors may decline to recognise any Transfer Notice, unless:-

     (a) the Transfer Notice is deposited at the Office or such other place as the Directors may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

     (b)  the Transfer Notice is in respect of only one class of shares.

48. If the Directors refuse to register any transfer of shares they shall, within two months after the date on which the Transfer Notice was lodged with the Company, send to the proposed transferor and transferee notice of the refusal.

49. All Transfer Notices relating to transfers of shares which are registered shall be retained by the Company, but any Transfer Notices relating to transfers of shares which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

50. The registration of transfers of shares or of any class of shares may be suspended whenever the Directors determine.

51. Unless otherwise decided by the Directors in their sole discretion, no fee shall be charged in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares.

52. In respect of any allotment of any share the Directors shall have the same right to decline to approve the registration of any renouncee of any allottee as if the application to allot and the renunciation were a transfer of a share under these Articles.

53. In the case of the death of a Member, the survivors or survivor, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

54. Any guardian of an infant Member and any curator or guardian or other legal representative of a Member under legal disability and any person becoming entitled to a share in consequence of the death or insolvency or bankruptcy of a Member may, upon such evidence as to his title being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the holder thereof.

55. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a Transfer Notice signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by signing a Transfer Notice in favour of that person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such Transfer Notice as aforesaid as would have existed had such transfer occurred before the death, insolvency or bankruptcy of the Member concerned.

56. A person becoming entitled to a share by reason of the death or insolvency or bankruptcy of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within one month such person shall be deemed to have so elected to be registered himself and all the restrictions on the transfer and transmission of shares contained in these Articles shall apply to such election.

Gemeral Meetings

57. Unless all of the Members agree in writing to dispense with the holding of annual general meetings and any such agreement remains valid in accordance with the Law, the provisions of Article 58 hereof shall apply with regard to annual general meetings of the Company.

58. An annual general meeting shall be held once in every calendar year, either in the Island of Jersey or in another tax favourable jurisdiction, at such time and place as may be determined by the Directors; but so long as the Company holds its first annual general meeting within eighteen months of its incorporation it need not hold it in the year of its incorporation or in the following year. All other general meetings shall be called extraordinary general meetings.

59. The Directors may whenever they think fit, and upon a requisition made in writing by Members in accordance with the Law the Directors shall, convene an extraordinary general meeting of the Company.

60. At any extraordinary general meeting called pursuant to a requisition, unless such meeting is called by the Directors, no business other than that stated in the requisition as the objects of the meeting shall be transacted.

Class Meetings

61. Save as is provided in this Article and otherwise in these Articles, all the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply, mutatis mutandis, to every class meeting. At any class meeting the holders of shares of the relevant class shall, on a poll, have one vote in respect of each share of that class held by each of them.

Notice of General Meetings

62. At least twenty-one clear days' notice shall be given of every annual general meeting and of every general meeting called for the passing of a Special Resolution, and at least fourteen clear days' notice shall be given of all other general meetings. Every notice shall specify the place, the day and the time of the meeting and in the case of special business, the general nature of such business and, in the case of an annual general meeting, shall specify the meeting as such. Notice of every meeting shall be given in the manner hereinafter mentioned to all the Members and to the Directors and to the auditors.

63.  A  meeting  of  the  Company  shall,
     notwithstanding  that it is called by shorter notice than that specified in
     Article 62 hereof,  be deemed to have been duly called if it is so agreed:-

     (a) in the case of an annual general meeting, by all the Members entitled to attend and vote thereat; and

     (b) in the case of any other meeting, by a majority in number of Members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent in nominal value of the shares giving that right.

64. In every notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a Member.

65. It shall be the duty of the Company, subject to the provisions of the Law, on the calling of a meeting on the requisition in writing of such number of Members as is specified by the Law:-

     (a) to give to the Members entitled to receive notice of general meetings and to the Directors notice of any resolution which may properly be moved and which it is intended to move at that meeting; and

     (b) to circulate to Members entitled to have notice of any general meeting sent to them, any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.


66. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

67. No general meeting shall be held except in the Island of Jersey or in another tax favourable jurisdiction.

67A. The business of an annual general meeting shall be to receive and consider the accounts of the Company and the reports of the Directors and auditors, to elect Directors (if necessary), to elect auditors and fix their remuneration, to sanction a dividend if thought fit so to do, and to transact any other business of which notice has been given.

68. No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Such quorum shall consist of not less than two Members present in person, but so that not less than two individuals will constitute the quorum, provided that, if at any time all of the issued shares in the Company are held by or by a nominee for a holding company, such quorum shall consist of the Member present in person.

69. If within half an hour from the time appointed for the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened by or upon the requisition of Members, shall be dissolved. If otherwise convened the meeting shall stand adjourned to the same day in the next week at the same time and place or such day, time and place as the Directors shall determine.

70. The chairman (if any) of the Directors shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if at any meeting he is not present the Members present in person shall choose one of the Directors present to be chairman, or if no Director shall be present and willing to take the chair the Members present in person shall choose one of their number to be chairman.

71. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of any adjourned meeting or of the business to be transacted at an adjourned meeting.

72. Except where otherwise provided in the Law or in these Articles, all resolutions shall be adopted if approved by a majority of the votes cast. In the event of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

73. At any general meeting every question shall be decided in the first instance by a show of hands and, unless a poll is demanded by the chairman or by any Member, a declaration by the chairman that a resolution has on a show of hands been carried or not carried, or carried or not carried by a particular majority or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

74. If a poll is demanded in the manner mentioned above, it shall be taken at such time (within twenty-one days) and in such manner as the chairman directs and the results of such poll shall be deemed to be the resolution of the Company in general meeting. A poll may be demanded upon the election of the chairman and upon a question of adjournment and such poll shall be taken forthwith without adjournment. Any business other than that upon which a poll has been demanded may proceed pending the taking of the poll.

75. Minutes of all resolutions and proceedings of general meetings shall be duly and regularly entered in books kept for that purpose at the Office and shall be available for inspection by a Member during business hours without charge. A Member may require a copy of any such minutes in such manner, and upon payment of such sum, as provided in the Law.

76. If a Member is by any means in communication with one or more other Members so that each Member participating in the communication can hear what is said by any other of them, each Member so participating in the communication is deemed to be present in person at a meeting with the other Members so participating, notwithstanding that all the Members so participating are not present together in the same place. A meeting at which any or all of the Members participate as aforesaid shall be deemed to be a general meeting of the Company for the purposes of these Articles notwithstanding any other provisions of these Articles and all of the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply, mutatis mutandis, to every such meeting.

77. A resolution in writing (including a Special Resolution but excluding a resolution removing an auditor) signed by all Members who would be entitled to receive notice of and to attend and vote at a general meeting at which such a resolution would be proposed, or by their duly appointed attorneys, shall be as valid and effectual as if it had been passed at a general meeting of the Company duly convened and held. Any such resolution may consist of several documents in the like form each signed by one or more of the Members or their attorneys and signature in the case of a corporate body which is a Member shall be sufficient if made by a director or other duly authorised officer thereof or its duly appointed attorney.

78.  (1) On a show of hands every Member present in person shall have one vote.

     (2) Subject to any special voting powers or restrictions for the time being attached to any shares, as may be specified in the terms of issue thereof or these Articles, on a poll every Member present in person shall have one vote for each share held by him.

79. Where there are joint registered holders of any share, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name appears first in order in the Register in respect of such share shall be the only person entitled to vote in respect thereof.

80. A Member for whom a special or general attorney is appointed or who is suffering from some other legal incapacity or interdiction in respect of whom an order has been made by any court having jurisdiction (whether in the Island of Jersey or elsewhere) in matters concerning legal incapacity or interdiction may vote, whether on a show of hands or on a poll, by his attorney, curator, or other person authorised in that behalf appointed by that court, and any such attorney, curator or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of such attorney, curator or other person may be required by the Directors prior to any vote being exercised by such attorney, curator or other person.

81. The Directors and the auditors shall be entitled to receive notice of and to attend and speak at any meeting of Members. Save as aforesaid and as provided in Article 80 hereof, no person shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any general meeting unless he has been registered as owner of the shares in respect of which he claims to vote.

82. (1) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

     (2) Where a person is authorised under Article 90 hereof to represent a body corporate at a general meeting of the Company the Directors or the chairman of the meeting may require him to produce a certified copy of the resolution from which he derives his authority.

83. On a poll a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

84. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member.

85. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, shall be deposited at the Office within such time (not exceeding forty-eight hours) before the time for holding the meeting or adjourned meeting or for the taking of a poll at which the person named in the instrument proposes to vote as the Directors may from time to time determine.

86. The instrument appointing a proxy may be in any common form or in any other form approved by the Directors including the following form:-

"Aircraft Lease Portfolio Securitisation 92-1 Limited

I/We  _________________________ of ______________________ being a Member/Members of the above named Company hereby appoint _________________ of _______________________ or failing him ____________________ of _________________
as _____ my/our proxy to vote for me/us on my/our behalf at the (annual or extraordinary as the case may be) general meeting of the Company to be held on the _____ day of ______________ and at any adjournment thereof.

Signed this __________________ day of ______________"

87. Unless the contrary is stated thereon the instrument appointing a proxy shall be as valid as well for any adjournment of the meeting as for the meeting to which it relates.

88. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting or the taking of the poll at which the proxy is used.

89. The Directors may at the expense of the Company send by post or otherwise to the Members instruments of proxy (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares of the Company either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one or more of a number of persons specified in the invitations are issued at the Company's expense they shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.

Corporate Members

90. Any body corporate which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of Members (or of any class of Members) and the person so authorised shall be entitled to exercise on behalf of the body corporate which he represents the same powers as that body corporate could exercise if it were an individual.

Directors

91. The number of Directors shall not be more than three and shall not be less than two. At all times the Directors shall include a majority of persons resident outside the Republic of Ireland and a majority of persons resident outside the United Kingdom and at no time shall all of the Directors be resident in the United States of America. Save as provided in Article 99A, no person shall be appointed as a Director of the Company unless that person has been approved by the existing Directors (if any) as having sufficient knowledge and experience in the aircraft leasing industry, such approval not to be unreasonably withheld. At all times the Director appointed pursuant to Article 99A shall constitute a minority of the Directors. The Company shall keep or cause to be kept at the Office a register of its Directors in the manner required by the Law.

92. A Director need not be a Member but shall nevertheless be entitled to receive notice of and to attend and speak at any general meeting or at any separate meeting of the holders of any class of shares in the Company.

93. The Directors shall be paid out of the funds of the Company their travelling and other expenses properly and necessarily expended by them in attending meetings of the Directors or Members or otherwise on the affairs of the Company. The Independent Directors shall also each be paid by way of remuneration for their services a sum equal to US$50,000 per annum (or such higher amount, not exceeding US$100,000 per annum as shall be fixed by the Company in general meeting) which shall be deemed to accrue from day to day. If any Director shall be appointed agent or to perform extra services or to make any special exertions or to go or reside abroad for any of the purposes of the Company, the Directors may remunerate such Director therefor either by a fixed sum or by commission or participation in profits or otherwise or partly one way and partly in another as they think fit, and such remuneration may be either in addition to or in substitution for his remuneration, if any, hereinbefore provided. The Director appointed pursuant to Article 99A(i) shall not be entitled to remuneration for his services as a Director.

Alternate Directors

94. Any Director may at his sole discretion and at any time and from time to time appoint any person (other than a person disqualified by law from being a director of a company) as an alternate Director to attend and vote in his place at any meetings of Directors at which he is not personally present it being provided that a Director may only appoint a person as an alternate Director who is also resident in the same jurisdiction as that Director or in another tax favourable jurisdiction. Each Director shall be at liberty to appoint under this Article more than one alternate Director provided that only one such alternate Director may at any one time act on behalf of the Director by whom he has been appointed. Every such appointment shall be effective and the following provisions shall apply in connection therewith:-

     (a) every alternate Director while he holds office as such shall be entitled to notice of meetings of Directors and to attend and to exercise all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present;

     (b) every alternate Director shall ipso facto vacate office if and when his appointment expires or the Director who appointed him ceases to be a Director of the Company or removes the alternate Director from office by notice under his hand served upon the Company;

     (c) every alternate Director shall be entitled to be paid all travelling, hotel and other expenses reasonably incurred by him in attending meetings. The remuneration (if any) of an alternate Director shall be payable out of the remuneration payable to the Director appointing him as may be agreed between them;

     (d) a Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account, but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director; and

     (e) a Director who is also appointed an alternate Director shall be considered as two Directors for the purpose of making a quorum of Directors when such quorum shall exceed two.

95. The instrument appointing an alternate Director may be in any form approved by the Directors including the following form:-

"Aircraft Lease Portfolio Securitisation 92-1 Limited

I, __________________ a Director of the above named Company, in pursuance of the power in that behalf contained in the Articles of Association of the Company, do hereby nominate and appoint _______________ of ______________________ to act as alternate Director in my place at the meeting of the Directors to be held on the __________ day of _____________________ and at any adjournment thereof which I am unable to attend and to exercise all my duties as a Director of the Company at such meeting.

Signed this ___________________ day of ______________"

96. Save as otherwise provided in Article 94(b) hereof, any appointment or removal of an alternate Director shall be by notice signed by the Director making or revoking the appointment and shall take effect when lodged at the Office or otherwise notified to the Company in such manner as is approved by the Directors.

Executive Directors

97. The Directors may from time to time appoint one or more of their number to be the holder of any executive office on such terms and for such periods as they may determine. The appointment of any Director to any executive office shall be subject to termination if he ceases to be a Director, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

98. The Directors may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Directors, upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment of Directors

99. The Directors of the Company holding office on the date of adoption of these Articles, two of whom shall be Independent Directors, shall hold office, subject as hereinafter provided, until they resign, are removed or are disqualified in accordance with Article 103 hereof. At the second quarterly meeting of the Directors in each calendar year commencing 1997 to be held pursuant to Article 109 hereof one of the two Independent Directors then in office shall retire from office and be eligible for re-election. At the second quarterly meeting of the Directors to be held in each subsequent calendar year the Independent Director who shall not have retired in the previous calendar year (or his successor) shall retire from office and be eligible for re-election. The remaining Directors shall (subject to the provisions of Article 91 hereof) elect a person to fill each vacancy created pursuant to the foregoing provisions of this Article and in the case of an equality of votes the chairman elected in accordance with
     Article 114 hereof shall have a second or casting vote. For so long as a Director has been appointed pursuant to Article 99(A)(i) and is holding office there shall not be less than two Independent Directors holding office.

99A. (i) For so long as any amount is outstanding or payable in respect of the Class E Notes, the holder or holders of a majority in aggregate principal amount of the Class E Notes shall be entitled to:-

          (a)  nominate and appoint one Director at any time;

          (b) remove any Director appointed pursuant to sub-paragraph (i)(a) above; and

          (c) nominate and appoint a new Director to take the place of any Director nominated and appointed pursuant to sub-paragraph (i)(a) above who vacates his office for any reason.

     (ii) The Independent Directors shall not have the right to remove Directors appointed pursuant to this Article.

100. Subject to the provisions of Articles 91 and 99 hereof, the Independent Directors shall have power at any time and from time to time to appoint any person to be an Independent Director in order to ensure that the provisions of these Articles as to the number of Independent Directors required to be in office are fulfilled. If at any time there are no Independent Directors holding office the Company in general meeting (and not, for the avoidance of doubt, the Class E Note Director) shall be entitled to nominate and appoint such number of Independent Directors as are required to be in office pursuant to these Articles. For the purpose of making such appointment the Class E Note Director shall be entitled to make recommendation to the Members and the Members may, if they think fit, at the expense of the Company hire an independent adviser to make recommendations. The Members, in making the appointment, shall be entitled but not bound to act in accordance with any such recommendations. Any Independent Director so appointed shall hold office until he resigns, is removed or is disqualified in accordance with Article 103 hereof.

101. At any general meeting at which an Independent Director retires or is removed from office the remaining Independent Director shall elect an Independent Director to fill the vacancy, unless the Company in general meeting (subject always to Article 91) determines to reduce the number of Independent Directors in office. If there is no remaining Independent
     Director the Company shall elect an Independent Director to fill the vacancy, unless the Company in general meeting (and not, for the avoidance of doubt, the Class E Note Director) (subject always to Article 91) determines to reduce the number of Independent Directors in office. For the purpose of making such appointment the Class E Note Director shall be entitled to make recommendations to the Members and the Members may, if they think fit, at the expense of the Company hire an independent adviser to make recommendations. The Members, in making the appointment, shall be entitled but not bound to act in accordance with any such recommendations.

102. Seven clear days' notice shall be given to the Company of the intention of any Member to propose any person for election to the office of Independent Director provided always that, if the Members present at a general meeting unanimously consent, the chairman of such meeting may waive the said notice and submit to the meeting the name of any person duly qualified and willing to act.

Resignation, Disqualification and Removal of Directors

103. The office of a Director shall be vacated if:-

     (a)  he resigns his office by notice to the Company; or

     (b) he ceases to be a Director by virtue of any provision of the Law or he becomes prohibited or disqualified by law from being a Director; or

     (c) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

     (d)  he is removed from office by resolution of the Members; or

     (e) in the case of a Director appointed pursuant to Article 99A(i) he is removed from office pursuant to Article 99A(i); or

     (f) in the case of an Independent Director, he ceases to be an Independent Director within the meaning of that term contained in these Articles; or

     (g) in the case of an Independent Director, he becomes due for retirement by rotation pursuant to Article 91.

Powers of Directors

104. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company as are not by the Law or these Articles required to be exercised by the Company in general meeting, and the power and authority to represent the Company in all transactions relating to real and personal property and all other legal or judicial transactions, acts and matters and before all courts of law shall be vested in the Directors. The Directors' powers shall be subject to any regulations of these Articles, to the provisions of the Law and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

105. The Directors, or any Director duly authorised by the Board, may (i) enter into any contract or sign any document on behalf of the Company, (ii) appoint any person to be the attorney-in-fact, agent or employee (a "Representative") of the Company for such purposes and on such conditions as they determine (including authority for the Representative to delegate his powers), and (iii) undertake any other official act on behalf of the Company, subject to the following restrictions:

(1) the Directors, or any committee of the Directors, duly authorised Director, or Representative, may only enter into any contract or sign any document on behalf of the Company in the Island of Jersey or another tax favourable jurisdiction;

(2) the Directors, and any committee of the Directors, shall undertake or perform official acts on behalf of the Company only while present in the Island of Jersey or another tax favourable jurisdiction, provided that receiving and reviewing documents and information, and conferring with other Directors by telephone, shall not constitute an official act for this purpose unless such conferring constitutes the making of a decision of the Board or of a committee of the Board;

(3) no person resident in the United Kingdom shall be appointed to be a Representative unless the Directors shall have received advice of competent counsel and on that basis shall be satisfied that the appointment of such Representative and the activities to be undertaken by the Representative on behalf of the Company in accordance with the terms of his appointment (which activities, including the scope of the Representative's authority to act on behalf of and bind the Company, shall be specified by the Directors and considered by counsel in giving its advice) are not expected to, taken in conjunction with the other activities of the Company and its Directors and Representatives, result in the Company being treated as carrying on a trade or business or having a permanent establishment in the United Kingdom and by either such reason or otherwise render the Company liable to payment of an amount of tax which in the opinion of the Directors is more than a minimal amount.

(4) no person resident in the United States of America (the "United States") shall be appointed to be a Representative (other than Bankers Trust Company or affiliates of Babcock & Brown Limited ("Babcock") acting pursuant to and in accordance with the Servicing Agreement dated on or about the date of adoption of these Articles between Babcock and the Company (the "Servicing Agreement")) unless the Directors shall have received advice of competent counsel and on that basis shall be satisfied that the appointment of such Representative and the activities to be undertaken by the Representative on behalf of the Company in accordance with the terms of his appointment (which activities, including the scope of the Representative's authority to act on behalf of and bind the Company, shall be specified by the Directors and considered by counsel in giving its advice) are not expected to, taken in conjunction with the other activities of the Company and its Directors and Representatives, result in the Company being treated as carrying on a trade or business or having a permanent establishment in the United States and by either such reason or otherwise render the Company liable to payment of an amount of tax which in the opinion of the Directors is more than a minimal amount.

(5) no person resident in the Republic of Ireland ("Ireland") shall be appointed to be a Representative (other than Babcock or its affiliates acting pursuant to and in accordance with the Servicing Agreement) unless the Directors shall have received advice of competent counsel and on that basis shall be satisfied that the appointment of such Representative and the activities to be undertaken by the Representative on behalf of the Company in accordance with the terms of his appointment (which activities, including the scope of the Representative's authority to act on behalf of and bind the Company, shall be specified by the Directors and considered by counsel in giving its advice) are not expected to, taken in conjunction with the other activities of the Company and its Directors and Representatives, result in the Company being treated as carrying on a trade or business or having a permanent establishment in Ireland and by either such reason or otherwise render the Company liable to payment of an amount of tax which in the opinion of the Directors is more than a minimal amount.

(6)  the Company shall not maintain any bank account in Ireland.

Transactions with Directors

106. A Director, including an alternate Director, may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director and may act in a professional capacity to the Company on such terms as to tenure of office, remuneration and otherwise as the Directors may determine.

107. Subject to the provisions of the Law, and provided that he has disclosed to the Directors the nature and extent of any of his material interests, a Director notwithstanding his office:-

     (a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

     (b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or which engages in transactions similar to those engaged in by the Company and might present a conflict of interest for such Director in discharging his duties; and

     (c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

108. For the purposes of Article 107:-

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of that Director.

Proceedings of Directors

109. The Directors shall meet together on a regular basis for the despatch of business and may adjourn and otherwise regulate their meetings as they think fit. No meeting of the Directors, including a meeting held by telephone or other means of communication in accordance with Article 116 hereof and no resolution in writing passed in accordance with Article 117 hereof shall be held or signed respectively unless each of the Directors participating therein is present in the Island of Jersey or another tax favourable jurisdiction. Without prejudice to the generality of the foregoing the Directors shall hold in each calendar quarter at least one meeting in Jersey at which a quorum of Directors is physically present and shall hold such other meetings as the Directors deem appropriate and such meetings shall be held in accordance with these Articles. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the chairman elected in accordance with Article 114 shall have a second or casting vote. A Director who is also an alternate Director shall be entitled, in the absence of the Director whom he is representing, to a separate vote on behalf of such Director in addition to his own vote. Any Director who is unable to attend any meeting of the Directors may submit a written summary of his views on the matter or matters to be considered at such meeting and those persons present at such meeting shall give such views due consideration. A Director may, and the Secretary on the requisition of a Director shall, at any time, summon a meeting of the Directors by giving to each Director and alternate Director not less than twenty-four hours' notice of the meeting provided that any meeting may be convened at shorter notice and in such manner as each Director or his alternate Director shall approve provided further that unless otherwise resolved by the Directors notices of Directors' meetings need not be in writing.

110. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed at any other number shall be two provided that not less than 50% (fifty percent) of the persons making up a quorum shall be Independent Directors. For the purposes of this Article and subject to the provisions of Article 94(e) hereof and the preceding sentence of this
     Article 110 an alternate Director shall be counted in a quorum, but so that not less than two individuals will constitute the quorum.

111. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting at which he is appointed to hold any office or place of profit under the Company, or at which the terms of his appointment are arranged, but he may not vote on his own appointment or the terms thereof.

112. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting at which any contract or arrangement in which he is interested is considered and, subject to the provisions of Articles 107 and 108 hereof, he may vote in respect of any such contract or arrangement.

113. The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but, if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a general meeting of the Company. If there are no Directors or no Director is able or willing to act, then any Member or the Secretary may summon a general meeting for the purpose of appointing Directors.

114. The Directors may from time to time elect from their number, and remove, an Independent Director to act as a chairman and/or deputy chairman and/or vice-chairman and determine the period for which they are to hold office. Provided always that only an Independent Director may be elected as chairman, the chairman if present shall preside at all meetings of the Directors. If no such chairman be elected, or at any meeting at which the chairman is not present, the Directors present shall choose one of their number who is an Independent Director to be the chairman of the Meeting. In the case of the meeting of Directors held in each calendar year at which an Independent Director shall retire by rotation pursuant to Article 91 hereof, the Independent Director not retiring shall act as chairman of such meeting.

115. The Directors may delegate any of their powers to committees consisting of such Directors or Director or such other persons as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The meetings and proceedings of any such committee consisting of two or more persons shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under this Article provided that no such committee shall have any power to act in any part of the world except whilst present in the Island of Jersey or another tax favourable jurisdiction.

116. If a Director is by any means in communication with one or more other Directors so that each Director participating in the communication can hear what is said by any other of them, each Director so participating in the communication is deemed to be present at a meeting with the other Directors so participating, notwithstanding that all the Directors so participating are not present together in the same place.

117. A resolution in writing of which notice has been given to all of the Directors or to all of the members of a committee appointed pursuant to
     Article 115 hereof (as the case may be), if signed by a majority of the Directors or of the members of such committee (as the case may be), shall be valid and effectual as if it had been passed at a meeting of the Directors or of the relevant committee duly convened and held and may consist of two or more documents in like form each signed by one or more of the Directors or members of the relevant committee.

118. All acts done bona fide by any meeting of Directors or of a committee appointed by the Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or committee or person acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or a member of a committee appointed by the Directors and had been entitled to vote.

Minute Book

119. The Directors shall cause all resolutions in writing passed in accordance with Articles 77 and 117 hereof and minutes of proceedings at all general meetings of the Company or of the holders of any class of the Company's shares and of the Directors and of committees appointed by the Directors to be entered in books kept for the purpose at the Office. Any minutes of a meeting, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall be evidence of the proceedings.

Secretary

120. The Secretary shall be appointed by the Directors and any secretary so appointed may be removed by the Directors. The Secretary shall at all times be resident in the Island of Jersey. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by or to any assistant or deputy secretary or if there is no assistant or deputy secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary. The Company shall keep or cause to be kept at the Office a register of particulars with regard to its Secretary in the manner required by the Law.

Seals

121. The Company shall have a common seal and may in accordance with the Law have an official seal for use outside of the Island and an official seal for sealing securities issued by the Company or for sealing documents creating or evidencing securities so issued.

122. The Directors shall provide for the safe custody of all seals and no seal shall be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised in that behalf by the Directors.

123. The Directors may from time to time make such regulations as they think fit determining the persons and the number of such persons who shall sign every instrument to which a seal is affixed and until otherwise so determined every such instrument shall be signed by one Director and shall be countersigned by the Secretary or by a second Director. The Company may, in writing, authorise an agent appointed for the purpose to affix any official seal to a document to which the Company is a party.

Authentication of Documents

124. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the Memorandum of Association and these Articles) and any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer or the company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

Dividends

125. Subject to the provisions of the Law, the Company may by resolution declare dividends in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors.

126. The holders of the shares in the capital of the Company issued to the Subscribers to the Memorandum of Association shall be entitled to receive out of the profits of the Company resolved to be distributed, a fixed cumulative preferential dividend at the rate of US$1,500 per annum (regardless of the number of such shares in issue from time to time) payable amongst such holders rateably according to the number of such shares held by each of them. For the avoidance of doubt whenever the profits of the Company in respect of any period shall be more than sufficient to pay the aforesaid fixed cumulative preferential dividend in respect of such period, the holders of the shares entitled to such fixed preferential dividend shall be entitled to participate in the surplus pari passu with the holders of all other shares entitled to the payment of dividends (subject always to any particular rights or limitations as to dividend for the time being attached to any other class of shares as may be specified in these Articles or upon which such shares shall be issued and to any contractual limitations which may be entered into by the Company limiting payment of such surplus).

127. Subject to any particular rights or limitations as to dividend for the time being attached to any shares, as may be specified in these Articles or upon which such shares may be issued, all dividends shall be declared, apportioned and paid pro-rata according to the amounts paid up on the shares (otherwise than in advance of calls) during any portion or portions of the period in respect of which the dividend is paid.

128. Subject to the provisions of the Law, the Directors may, if they think fit, from time to time pay to the Members such interim dividends as appear to the Directors to be justified. If at any time the share capital of the Company is divided into different classes, the Directors may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights, as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend. The Directors may also pay half-yearly, or at other suitable intervals to be settled by them, any dividend which may be payable at a fixed rate if they are of the opinion that the profits of the Company justify the payment. Provided the Directors act bona fide they shall not incur any personal liability to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

129. The Directors may carry forward to the accounts of the succeeding year or years any balance of profit which they do not think fit either to divide or to place to reserve.

130. The Directors may deduct from any dividend or other monies payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

131. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest as against the Company.

132. Any dividend which has remained unclaimed for a period of ten years from the date of declaration thereof shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

133. Any dividend or other monies payable on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, and in the case of joint holders to any one of such joint holders, or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such other person as the holder or joint holders may in writing direct, and payment of the cheque or warrant shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

134. A general meeting declaring a dividend may, upon the recommendation of the Directors, direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Directors shall give effect to such resolution; and where any difficulty arises in regard to the distribution they may settle the same as they think expedient, and in particular may issue certificates representing part of a shareholding or fractions of shares, and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payment shall be made to any Members upon the footing of the value so fixed, in order to adjust the rights of Members, and may vest any specific assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Directors, and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or certificates representing part of a shareholding or fractions of shares, or any part thereof, and otherwise as they think fit.

135. Any resolution declaring a dividend on the shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, or any resolution of the Directors for the payment of a fixed dividend on a date prescribed for the payment thereof, may specify that the same shall be payable to the persons registered as the holders of shares of the class concerned at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed (or, as the case may be, that prescribed for payment of a fixed dividend), and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any shares of the relevant class.

Reserve Fund

136. Before the declaration of a dividend the Directors may set aside any part of the net profits of the Company to create a reserve fund, and may apply the same either by employing it in the business of the Company or by investing it in such a manner (not being the purchase of or by way of loan upon the shares of the Company) as they think fit. Such reserve fund may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, or equalising dividends or special dividends, or for any other purpose for which the net profits of the Company may lawfully be used, and until the same shall be applied it shall remain undivided profits.

Share Premium Account

137. There shall be transferred to a share premium account, as required by the Law, the amount or value of any premium paid up on shares issued by the Company and the sums for the time being standing to the credit of the share premium account shall be applied only in accordance with the Law.

Capitalisation

138. The Company may, upon the recommendation of the Directors, resolve that it is desirable to capitalise any undistributed profits of the Company (including profits carried and standing to any reserve or reserves) not required for paying the fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits, or any sum carried to reserve as a result of the sale or revaluation of the assets of the Company (other than goodwill) or any part thereof or, subject as hereinafter provided, any sum standing to the credit of the Company's share premium account or capital redemption reserve fund and accordingly that the Directors be authorised and directed to appropriate the profits or sum resolved to be capitalised to the Members in the proportion in which such profits or sum would have been divisible amongst them had the same been applicable and had been applied in paying dividends, and to apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such Members respectively, or in paying up in full either at par or at such premium as the said resolution may provide, any unissued shares or debentures of the Company, such shares or debentures to be allotted and distributed, credited as fully paid up, to and amongst such Members in the proportions aforesaid, or partly in one way and partly in the other provided that the share premium account and the capital redemption reserve fund and any unrealised profits may not be applied in the paying up of any debentures of the Company.

139. Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the profits or sum resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of certificates representing part of a shareholding or fractions of shares or by payments in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the Members entitled to the benefit of such appropriations and applications into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, and any agreement made under such authority shall be effective and binding on all such Members.

Accounts and Audit

140. The Company shall keep accounting records at the Office or such other place in the Island of Jersey as the Directors may from time to time determine and the Directors shall prepare accounts of the Company, made up to such date in each year as the Directors shall from time to time determine, in accordance with and subject to the provisions of the Law.

141. No Member shall have any right to inspect any accounting records or other book or document of the Company except as conferred by the Law or authorised by the Directors or by resolution of the Company.

142. The Directors, or the Company by resolution in general meeting, may from time to time appoint auditors for any period or periods to examine the accounts of the Company and to report thereon in accordance with the Law.

Notices

143. Any notice to be given to or by any person pursuant to these Articles shall be in writing, save as provided in Article 109 hereof. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders.

144. Any notice may be posted to or left at the registered address of any person, and any notice so posted shall be deemed to be served one clear day after the day it was posted.

145. Any Member present in person at any meeting of the Company shall, for all purposes, be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

146. Any notice or document served on a Member shall, notwithstanding that such Member be then dead or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served on such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the shares of such Member it being provided that any such notice or document to be sent by the Company shall be sent from the Island of Jersey.

147. Notwithstanding any of the provisions of these Articles, any notice to be given by the Company to a Director or to a Member may be given in any manner agreed in advance by any such Director or Member.

Winding Up

148. If the Company is wound up, the holders of the shares entitled to the fixed cumulative preferential dividend pursuant to Article 126 of these Articles shall be entitled to receive out of the surplus assets of the Company the arrears (if any) of the preferential dividend aforesaid down to the date of commencement of the winding-up, whether earned or declared or not in priority to any other payment out of the surplus assets, and thereafter to participate rateably with the holders of all other classes of shares in the residue (if any) of such surplus assets as shall remain after paying off the capital paid up on the shares (including those entitled to the fixed cumulative preferential dividend) in the Company.

149. Subject to any particular rights or limitations for the time being attached to any shares, as may be specified in these Articles or upon which such shares may be issued, if the Company is wound up, the assets available for distribution among the Members shall be applied first in repaying to the Members the amount paid up on their shares respectively, and if such assets shall be more than sufficient to repay to the Members the whole amount paid up on their shares, the balance shall be distributed among the Members in proportion to the amount which at the time of the commencement of the winding up had been actually paid up on their said shares respectively.

150. If the Company is wound up, the Company may, with the sanction of a Special Resolution and any other sanction required by the Law, divide the whole or any part of the assets of the Company among the Members in specie and the liquidator or, where there is no liquidator, the Directors, may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members, and with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.

Indemnity

151. In so far as the Law allows, every present or former officer of the Company shall be indemnified out of the assets of the Company against any loss or liability incurred by him by reason of being or having been such an officer.

152. The Directors are empowered to arrange for the purchase and maintenance in the name of and at the expense of the Company of insurance cover for the benefit of any officer or former officer of the Company, the Secretary and any agent, servant or employee of the Company against any liability which is incurred by any such person by reason of the fact that he is or was an officer of the Company, the Secretary or an agent, servant or employee of the Company or by reason of any act or omission by or of any such person.

Non-Application of Standard Table

153. The regulations constituting the Standard Table in the Companies (Standard Table) (Jersey) Order 1992 shall not apply to the Company.

                             ARTICLES OF ASSOCIATION

                                      INDEX

ARTICLE                                                                 PAGE No.
-------                                                                 --------
Accounts and Audit                                                           24
Alteration of Share Capital                                                   4
Alternate Directors                                                          14
Appointment of Directors                                                     16
Authentication of Documents                                                  21
Calls on Shares                                                               6
Capitalisation                                                               24
Class Meetings                                                               10
Corporate Members                                                            14
Directors                                                                    14
Dividends                                                                    22
Executive Directors                                                          15
Forfeiture of Shares                                                          7
General Meetings                                                             10
Indemnity                                                                    26
Interpretation                                                                1
Joint Holders of Shares                                                       5
Lien                                                                          6
Minute Book                                                                  21
Non-Application of Standard Table                                            26
Notice of General Meetings                                                   10
Notices                                                                      24
Powers of Directors                                                          17
Preliminary                                                                   3
Proceedings at General Meetings                                              11
Proceedings of Directors                                                     19
Reduction of Share Capital                                                    4
Register of Members                                                           6
Reserve Fund                                                                 23
Resignation, Disqualification and Removal of Directors                       17
Seals                                                                        21
Secretary                                                                    21
Share Capital and Shares                                                      3
Share Certificates                                                            5
Share Premium Account                                                        23
Transactions with Directors                                                  18
Transfer and Transmission of Shares                                           8
Variation of Rights                                                           5
Winding Up                                                                   25

Signatures for and on behalf of the Subscribers to the Memorandum of Assocation


Juris Limited                               /s/
                                           ------------------------
                                           Director



Lively Limited                             /s/
                                           ------------------------
                                           Director



Witness to the above signatures            /s/ Marjorie Mauger
                                           ------------------------
                                           Marjorie Mauger,
                                           18 Grenville Street
                                           St. Helier,
                                           Jersey,
                                           Channel Islands

                                                                       EXHIBIT 8

                              LIST OF SUBSIDIARIES

         1.  Carotene Limited - incorporated in Ireland.

         2.  ALPS 92-1 UK Limited - incorporated in England and Wales.

         3.  ALPS 92-1 France SARL - incorporated in France.

                                                                      EXHIBIT 12



         I, Frederick W. Bradley, Jr., the Chairman of the Board of Directors of Aircraft Lease Portfolio Securitisation 92-1 Limited (the "Company"), certify that:

         (1) I have reviewed this annual report on Form 20-F of the Company;

         (2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         (3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cashflows of the Company as of, and for, the periods presented in this annual report;

         (4) I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)) and internal control over financial reporting for the Company and I have:

                  (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                  (c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting; and

         (5) I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the auditors of the Company and the audit committee of the Board of Directors of the Company:

                  (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

                  (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.



                                             Date:  December 23, 2003

                                             By:   /s/ Frederick W. Bradley, Jr.
                                                   -----------------------------
                                                   Frederick W. Bradley, Jr.
                                                   Chairman of the Board1



------------
1 The Company is a special purpose vehicle that does not employ and has not employed an individual as a chief executive officer or chief financial officer and does not have and has not had any employees or executive officers since its inception. For all executive management functions the Company retains and relies upon its third party aircraft Servicer, Administrative Agent and Cash Manager. These third party service providers are required to perform these executive management functions in accordance with the requirements of the Servicing Agreement, Administrative Agency Agreement and Cash Management Agreement, respectively. With respect to the information contained in the annual report, all information regarding the aircraft, the leases and the lessees is provided by the Servicer pursuant to the Servicing Agreement. The Cash Manager calculates monthly payments and makes all other calculations required by the Cash
Management Agreement. Pursuant to the Administrative Agency Agreement, the Administrative Agent uses the information provided by the Servicer and the Cash Manager and other information the Administrative Agent acquires in the performance of its services to the Company, to maintain financial records of the Company and prepare financial reports including the annual financial statements.

All members of the Board of Directors of the Company, including the Chairman, are non-executives.

                                                                      EXHIBIT 13


         I, Frederick W. Bradley, Jr., the Chairman of the Board of Directors of Aircraft Lease Portfolio Securitisation 92-1 Limited (the "Company"), certify that:

         1. this annual report on Form 20-F fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended; and

         2. the information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                             Date:  December 23, 2003

                                             By:   /s/ Frederick W. Bradley, Jr.
                                                   -----------------------------
                                                   Frederick W. Bradley, Jr.
                                                   Chairman of the Board1


------------
1 The Company is a special purpose vehicle that does not employ and has not employed an individual as a chief executive officer or chief financial officer and does not have and has not had any employees or executive officers since its inception. For all executive management functions the Company retains and relies upon its third party aircraft Servicer, Administrative Agent and Cash Manager. These third party service providers are required to perform these executive management functions in accordance with the requirements of the Servicing Agreement, Administrative Agency Agreement and Cash Management Agreement, respectively. With respect to the information contained in the annual report, all information regarding the aircraft, the leases and the lessees is provided by the Servicer pursuant to the Servicing Agreement. The Cash Manager calculates monthly payments and makes all other calculations required by the Cash
Management Agreement. Pursuant to the Administrative Agency Agreement, the Administrative Agent uses the information provided by the Servicer and the Cash Manager and other information the Administrative Agent acquires in the performance of its services to the Company, to maintain financial records of the Company and prepare financial reports including the annual financial statements.

All members of the Board of Directors of the Company, including the Chairman, are non-executives.

AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED






Financial Statements for the years ended

30 June 2003, 2002 and 2001 together with independent auditors' report

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED



REPORT AND FINANCIAL STATEMENTS 2003


CONTENTS                                                                    Page
--------                                                                    ----

Independent auditors' report                                                   1

Consolidated statements of operations                                          2

Consolidated balance sheets                                                    3

Consolidated statement of cash flows                                           4

Consolidated statements of changes in shareholders' deficit                    5

Organisation of group                                                          6

Statement of accounting policies                                               7

Notes to the consolidated financial statements                                10

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


We have audited the accompanying consolidated balance sheets as of 30 June 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' deficit and cashflows for each of the years in the three year period ended 30 June 2003. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audits.


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

As described more fully in notes 1 and 3 to the financial statements the September 11, 2001 terrorist attacks on the United States, as well as the military action of the United States and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome (SARS) virus combined with the slowdown in the aircraft industry prior to September 11, 2001, have all had a significant adverse effect on the aircraft industry in general and on the Group. These events have adversely affected the ability of the Company's lessees to make rent and other payments and the Company's ability to re-lease aircraft on a timely basis and at rates similar to those previously obtained in the market and have also reduced the value that the Company's aircraft would realise on sale. These events have had a significant adverse effect on the Company's revenue and on the Company's ability to make payments on the Notes on a timely basis and in full. Current projections indicate that there will not be sufficient funds to pay any further step up interest on any of the Notes, pay any further interest on or repay any principal of the Class E Notes, pay any further interest on or repay any further principal of the Class D Notes, repay any further principal of the Class C Notes, or to repay the principal of the Class B Notes in full.


In our opinion the financial statements referred to above present fairly in all material respects, the consolidated financial position of the Group as of 30 June 2003 and 2002, and the results of their consolidated operations and cashflows for each of the years in the three year period ended 30 June 2003, in conformity with generally accepted accounting principles in the United States of America.


KPMG

Chartered Accountants

Dublin



December 23, 2003

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        Year ended   Year ended    Year ended
                                                           30 June      30 June       30 June
                                                              2001         2002          2003
                                         Note              US$'000      US$'000       US$'000
                                         ----           ----------   ----------    ----------
REVENUES
Aircraft leasing                          2,6               37,948       32,605        19,758
Interest income                                              1,782          781           728
---------------                                         ----------   ----------    ----------

                                                            39,730       33,386        20,486
                                                        ----------   ----------    ----------

EXPENSES
General and administrative expenses                          3,018        3,565         5,867
Interest expense                            7               27,862       19,110        18,631
Amortisation of refinancing costs          13                1,176            -             -
Depreciation                                1               17,588       16,360        11,999
Impairment in aircraft values               1               30,259       20,321        14,378
Loss on sale of aircraft                                         -            -         1,152
Provision for maintenance charges           4               10,108        4,569        (1,684)
Bad debt expense                                             2,374           77           803
Interest on lessee deposits                                    381          149             -
---------------------------                             ----------   ----------    ----------

Total expenses                                              92,766       64,151        51,146
                                                        ----------   ----------    ----------
NET LOSS BEFORE INCOME TAXES                               (53,036)     (30,765)      (30,660)
Income taxes                                9                  (20)         (24)         (225)
                                                        ----------   ----------    ----------
NET LOSS                                                   (53,056)     (30,789)      (30,885)
                                                        ==========   ==========    ==========


The accompanying notes are an integral part of these consolidated financial statements.

                                                                                            2

                                      F-2

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


CONSOLIDATED BALANCE SHEETS

                                                           30 June      30 June
                                                              2002         2003
                                                Note       US$'000      US$'000
                                               -----    ----------   ----------

ASSETS
Cash and cash equivalents                                    6,274        3,806
Restricted cash                                             23,907       22,691
Trade receivables                                 8          1,487        2,471
Aircraft - core portfolio                         1        189,693      163,316
Aircraft - available for sale                     1         33,626            -
                                                        ----------   ----------
TOTAL ASSETS                                               254,987      192,284
                                                        ==========   ==========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Interest payable                                  7         36,853       49,295
Prepaid and deferred lease revenue                             924          208
Accrued expenses and other liabilities                       9,709        4,043
Income taxes payable                                            23          247
Long-term debt                                    3        319,283      282,183
Maintenance reserves                              4         19,023       17,797
Security deposits                                 5          2,458        2,682
                                                        ----------   ----------
TOTAL LIABILITIES                                          388,273      356,455

Share capital, 15,000 shares authorised at $1
par value, 10 shares issued and outstanding
                                                                 -            -
Retained deficit                                          (133,286)    (164,171)
                                                        ----------   ----------
Shareholders' deficit                                     (133,286)    (164,171)
                                                        ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                254,987      192,284
                                                        ==========   ==========




The accompanying notes are an integral part of these consolidated balance sheets.



Signed on behalf of the Board:





Director



December 23, 2003

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


CONSOLIDATED STATEMENT OF CASH FLOWS


                                                       Note           Year ended    Year ended   Year ended
                                                                         30 June       30 June      30 June
                                                                            2001          2002         2003
                                                       Note              US$'000      US$'000       US$'000
                                                       ----          -----------    ----------   ----------
NET LOSS FOR THE YEAR                                                    (53,056)      (30,789)     (30,885)
Adjustments to reconcile net loss to net cash
provided by operating activities:
  Depreciation                                            1               17,588        16,360       11,999
  Amortisation                                           13                1,176             -            -
  Impairment in aircraft values                           1               30,259        20,321       14,378
  Loss on sale of aircraft                                                     -             -        1,152

Changes in:
  Accounts receivable                                     8                2,195          (492)        (984)
  Interest payable                                        7                8,010         6,779       12,442
  Accrued expenses, other liabilities and
  income taxes payable                                                     5,074         4,391       (5,442)
  Prepaid and deferred lease revenue                                        (120)          184         (716)
  Maintenance                                             4                9,489          (283)      (1,226)
  Security deposits                                       5               (1,385)         (332)         224
                                                                     -----------    ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES
                                                                          19,230        16,139          942
                                                                     -----------    ----------   ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES
  Proceeds from sale of aircraft                                               -             -       32,474
                                                                     -----------    ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment on long term debt                             3              (17,641)      (16,207)     (37,100)
  Dividends relating to a prior year                                          (2)            -            -
                                                                     -----------    ----------   ----------
NET CASH USED IN FINANCING ACTIVITIES
                                                                         (17,643)      (16,207)     (37,100)
                                                                     -----------    ----------   ----------

NET (DECREASE)/INCREASE IN CASH AND CASH
EQUIVALENTS                                                                1,587           (68)      (3,684)

CASH AND CASH EQUIVALENTS AT START OF YEAR
                                                                          28,662        30,249       30,181
                                                                     -----------    ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR
                                                                          30,249        30,181       26,497
                                                                     ===========    ==========   ==========



The accompanying notes are an integral part of these consolidated financial statements.


                                                                                                          4



AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                           Share      Retained    Shareholders'
                                           Shares         Shares         Capital      Earnings           Equity
                                       Authorised         Issued         US$'000       US$'000          US$'000
                                      -----------        -------        --------     ---------     ------------
       Balance 30 June 2000                15,000             10               -       (49,441)         (49,441)
       Net loss                                 -              -               -       (53,056)         (53,056)
                                      -----------        -------        --------     ---------     ------------
       Balance 30 June 2001                15,000             10               -      (102,497)        (102,497)
       Net loss                                 -              -               -       (30,789)         (30,789)
                                      -----------        -------        --------     ---------     ------------
       Balance 30 June 2002                15,000             10               -      (133,286)        (133,286)
       Net loss                                 -              -               -       (30,885)         (30,885)
                                      -----------        -------        --------     ---------     ------------
       Balance 30 June 2003                15,000             10               -      (164,171)        (164,171)
                                      ===========        =======        ========     =========     ============





The accompanying notes are an integral part of the consolidated financial statements.






                                                                                                              5



AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


ORGANISATION OF GROUP

Background

Aircraft Lease Portfolio Securitisation 92-1 Limited (the "Company") was incorporated in Jersey, Channel Islands as a private company on May 13, 1992 and was re-registered as a public company on June 15, 1992. The Company has three wholly owned subsidiaries, Carotene Limited, a company incorporated in the Republic of Ireland, ALPS 92-1 UK Limited, a company incorporated under the laws of England and Wales and ALPS 92-1 France SARL, a company incorporated in France on December 15, 2003 (together the "Subsidiaries" and, together with the Company, the "Group").

The Company was formed for the purpose of acquiring a portfolio of 14 commercial jet aircraft all of which were subject to operating leases. The Company agreed to purchase such aircraft from debis AirFinance (formerly known as AerFi Group plc and, prior to that, GPA Group plc) and received delivery and legal title from GPA Group plc of the aircraft over the four month period from June 23, 1992 to October 30, 1992. One aircraft was sold on March 15, 1996, reducing the fleet size to 13. An additional aircraft (the "WFC Aircraft") was purchased on November 27, 1996 from Whirlpool Financial Corporation ("WFC") and on July 24, 1997 one aircraft was sold to WFC and the fleet of aircraft was reduced from 14 to 13. Two aircraft were sold in the year ended June 30, 2000 reducing the fleet size to 11. In the year ended June 30, 2003 two aircraft were sold on October 1, 2002 and December 20, 2002, respectively, reducing the fleet size to 9.

In June 1996 the Company elected to refinance the debt raised to finance the initial aircraft acquisition in 1992 (the "Prior Debt") through the issuance of notes (the "Notes") rather than remarketing and selling all 13 aircraft during the one-year period prior to the originally scheduled maturity of the Prior Debt in June 1997. The decision to refinance the Prior Debt was primarily due to uncertainty as to the ability of the Company to make payment in full on the Old Class B Notes and Old Class M Notes under the then current schedule for sale of the aircraft. In connection with the refinancing of the Prior Debt, the Old Class A Notes and the Old Class M Notes were redeemed and the Old Class B Notes were exchanged for the Class E Notes which are held by WFC. The Company believed that the revised schedule for sale of the Company's then current aircraft portfolio would allow it to realise better returns on such aircraft, because the Company expected at that time to sell such aircraft over a period of five to seven years from June 1996 (compared to fifteen months under the terms of the Prior Debt).

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

Upon receipt of the proceeds of the Notes, the mortgages over the aircraft and the security in respect of the leases and certain other property in favour of the previous security trustee were released and transferred to the new security trustee, Bankers Trustee Company Limited (now renamed Deutsche Trustee Company Limited) (the "Security Trustee"), for the benefit of the holders of the Notes.

The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the cash flows generated by the Group's leasing operations. Proceeds from the sale of aircraft are required to be used to pay principal of the Notes in the priority set forth in the deed of charge entered into by the Company on June 27, 1996 (the "Deed of Charge").




                                                                               6
                                      F-6

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


STATEMENT OF ACCOUNTING POLICIES

Basis of preparation

The accounting policies followed in the preparation of the accompanying consolidated financial statements conform with generally accepted accounting principles in the United States.

The consolidated financial statements are prepared on the going concern basis and under the historic cost convention and are stated in US dollars, which is the principal operating currency of the Group and of the aviation industry. Although the Group balance sheet shows that there are liabilities considerably in excess of assets, the terms of the Notes are such that, prior to the final maturity of the Notes, the Noteholders are only entitled to receive interest and principal repayments to the extent that cash is available. Therefore the Directors believe that the Group is a going concern.

Basis of consolidation

The consolidated financial statements include the results of the Subsidiaries. All intercompany profits, transactions and account balances have been eliminated in the consolidated financial statements.

Revenue recognition

The Group enters into operating leases with aircraft operators. Rental income from operating leases is recorded on a straight line basis over the lease terms. Lease rentals received in accordance with individual lease agreements are a mixture of payments in advance and in arrears. Some lease rentals are based on "power by the hour" fixed hourly rates and others on fixed monthly rates. Revenue from leases with escalating or scheduled rental increases ("stepped rentals") is recognised on a straight line basis over the lives of those leases.

Maintenance reserves

In most lease contracts the lessee has the obligation for maintenance costs on airframes and engines, and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a fund held by the Group, from which maintenance expenditures for major checks are disbursed. The balance of these funds is included in the provision for maintenance except where the Directors estimate that a surplus exists, in which case any surplus, to the extent retainable by the Group, is taken to income as a reduction of expenses. In addition, the Group may incur maintenance costs on the re-leasing of the aircraft due to the requirement to restore the aircraft to an acceptable maintenance condition prior to leasing. In some lease contracts, the Group is required to make a contribution to the fund if the maintenance expenditure exceeds the amount in the fund.

Taxation

The Company has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of (pound)600 per annum. Taxation is provided on the profits of the Subsidiaries at the current rates.

Aircraft

Aircraft have been divided into two classes: (i) Aircraft held for use and (ii) Aircraft held for sale at the balance sheet date.

(i)    Aircraft held for use
Aircraft held for use are stated at cost less accumulated depreciation less impairment charges. Cost comprises the net purchase price of the aircraft acquired by the Company. The aircraft are depreciated on a straight line basis so as to write off the cost of the assets to a residual value of 10% over a period of 25 years from the date of manufacture. The estimates of useful lives, depreciation rates and residual values are reviewed periodically by the Directors of the Company.

The Directors have applied Statement of Financial Accounting Standards ("SFAS") 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as at June 30, 2003. Under the terms of this accounting standard, the Directors of the Company review the carrying value of the aircraft against the sum of the estimated undiscounted future net cashflows including the estimated eventual sales values of the aircraft. This review has determined that shortfalls exist for each of the aircraft, all of which are classified as held for use, where their carrying value was greater than the sum of these undiscounted cashflows.

The application of SFAS 144 has resulted in an impairment charge for these aircraft equal to the difference between their carrying value and fair value. In determining fair value, the Directors use external valuations. For the purposes of measuring impairment losses for long-lived assets, fair value is the average of the "Appraised Current Market Values", as calculated by three independent professional aircraft appraisers (the "Appraisers").

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


STATEMENT OF ACCOUNTING POLICIES


Aircraft (continued)

(ii)   Aircraft held for sale
Aircraft held for sale are defined as those where there were active discussions being held at the balance sheet date with specific identified buyers. In respect of these aircraft held for sale, the asset is separately identified and included as part of the portfolio at the lower of the carrying amount and its estimated net realizable value less costs to sell. Depreciation is discontinued and gains or losses arising on the revaluation of such assets are taken to the provision for impairment. At June 30, 2003 no aircraft were held for sale.

Cash and cash equivalents

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with an original maturity of 3 months or less.

Restricted cash

Except as noted below, the Company's collection account is required to be maintained at a balance equal to US$22,691,000 (the "Liquidity Reserve Amount"). In March 2003, the level of the Liquidity Reserve Amount was reduced from $23,907,000 with the approval of the rating agencies which rate the Notes. Part of the Liquidity Reserve Amount consists of maintenance reserves and security deposits received in cash from certain lessees under the terms of their leases. The Liquidity Reserve Amount may be used to pay for maintenance performed on aircraft, certain contingencies in respect of the aircraft, repayment of cash security deposits and, subject to Board approval, other Group expenses and liabilities, including, among other things, interest due on the Class A Notes, Class B Notes and Class C Notes and costs incurred in removing any lien imposed by Eurocontrol, in performing airworthiness directives on the aircraft or in re-possessing or re-leasing any aircraft, to the extent that available collections are not sufficient therefor, in accordance with the priority of payments set out in the Deed of Charge.

The Company must augment the Liquidity Reserve Amount on a monthly basis out of available collections to the extent it is used to pay such interest, costs, expenses or liabilities. In accordance with the Deed of Charge the Company may in certain circumstances reduce the Liquidity Reserve Amount. The balance of funds in the collection account may fall below the Liquidity Reserve Amount at any time and the Company may continue to make payments required on the Class A Notes, Class B Notes, Class C Notes and Class D Notes provided that the balance of funds in the collection account does not fall below the "Maintenance Reserve Amount" (currently US$10 million).

Political risk insurance

The Group paid political risk insurance premiums in respect of certain aircraft to its insurers in the fiscal year ended June 30, 2001. These were recoverable under most leases from the lessee and are included in amounts billed to aircraft operations. The Group recognised the insurance premiums paid as an expense and accounted for the amount recovered from lessees on an accruals basis. No political risk insurance premiums were paid by the Group in the fiscal years ended June 30, 2002 and June 30, 2003.

Foreign currency

Transactions in foreign currencies are translated into US dollars at the exchange rate prevailing as of the date of the transaction. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange prevailing at the year end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included in the Statement of Operations. The Group's foreign exchange transactions are not significant, as all revenues and most costs are denominated in US dollars.

Use of estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts of reported assets and liabilities as of the date of the financial statements. The same is true of revenues and expenses reported for the year. Actual results could differ from those estimates.

The determination of the maintenance provision is based on an analysis of the lease portfolio and reflects an amount which, in the Directors' judgement, is adequate to provide for all potential costs at the balance sheet date.

Bad debt provision

The Directors review all outstanding debtors and full provisions are made for those amounts believed to be unrecoverable.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


STATEMENT OF ACCOUNTING POLICIES

Recently Issued Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148 "Accounting for stock based compensation - transition and disclosure, an amendment to SFAS 123". This statement amends SFAS 123 `Accounting for stock - based compensation', to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The Company has no employee stock compensation plans and does not issue equity instruments in exchange for goods and services. Accordingly the application of SFAS 148 does not have any effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation no. 45 "Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness to others" ("FIN 45") and interpretation of SFAS 5, 57 and 107 and a rescission of SFAS 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation under the guarantee. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. In the period from January 1, 2003 to date the Company has not entered into any guarantees.

On April 30, 2003 the FASB issued SFAS 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities", to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS 149 has multiple effective date provisions depending on the nature of the amendments to SFAS 133. The Company does not utilise derivative instruments nor does it engage in hedging activities. Accordingly, the application of SFAS 149 is not expected to have any effect on future financial statements.

On May 15,  2003 the FASB  issued SFAS 150,  "Accounting  for Certain  Financial
Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an insurer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. As the Company does not currently have any equity instruments outstanding, the new standard is not expected to have any effect on future financial statements.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.     AIRCRAFT


                                                                                       30 June      30 June
                                                                                          2002         2003
                                                                                       US$'000      US$'000
                                                                                     ---------     --------
       COST LESS IMPAIRMENT
       Beginning of year                                                               378,524      304,406
       Impairment write-down                                                           (20,321)     (14,378)
       Reclassification to aircraft available for                                      (53,797)           -
       sale
                                                                                      --------     --------
       End of year                                                                     304,406      290,028
                                                                                      --------     --------
       ACCUMULATED DEPRECIATION
       Beginning of year                                                               118,524      114,713
       Depreciation expense                                                             16,360       11,999
       Reclassification to aircraft available for sale                                 (20,171)           -
                                                                                      --------     --------
       End of year                                                                     114,713      126,712
                                                                                      --------     --------
       Net carrying value - core portfolio                                             189,693      163,316
       Net carrying value - available for sale                                          33,626            -
                                                                                      --------     --------
                                                                                       223,319      163,316
                                                                                      ========    =========
       Average Appraised Base Value at the end of
       year (unaudited)                                                                279,500      205,820
                                                                                      ========    =========

       Number of aircraft at the end of the year                                            11            9
                                                                                      ========    =========




       The "Appraised Base Value" represents the Appraisers' opinion of the underlying economic value of an aircraft assuming an arm's-length, cash transaction between willing and knowledgeable parties, with a reasonable period of time available for marketing, assuming, among other things, sales of the aircraft in an open, unrestricted stable market environment with a reasonable balance of supply and demand, and assuming the maintenance status of each aircraft with regard to such things as airframe, engines and landing gear to be at its half-life condition (i.e.
       its condition at midpoint between service intervals), adjusted to account for certain aspects of the actual maintenance status of each aircraft, as provided to the Appraisers.

       As discussed in the Statement of Accounting Policies, the Directors undertake a review to determine whether an impairment charge is required in respect of both aircraft held for use and any aircraft held for sale.
       The Directors have determined that the carrying value for each of the Company's aircraft, all of which are classified as held for use, is greater than the estimated undiscounted future cashflows in respect of such aircraft and have recorded an impairment charge for these aircraft equal to the difference between their carrying value and fair value.

       In applying SFAS 144 the Directors  have used average  Appraised  Current
       Market Value, which was in aggregate US$163,316,667 as at June 30, 2003 for the nine aircraft, and represents the Appraisers' opinion of the most likely trading price that may be generated for an aircraft under current market conditions. The Appraisers assume that the aircraft are valued for their highest, best use, that the parties to the hypothetical sale are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis.


                                                                                                         10



AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.     AIRCRAFT (CONTINUED)

       Appraised Current Market Values have been estimated by the Appraisers based on value curves from the last downturn in the aircraft market. An appraisal is an estimate of value and should not be relied upon as a measure of current sales value; the proceeds realized upon a sale of an aircraft may be less than the Appraised Current Market Value, particularly in current market conditions as discussed in note 3. In the current environment, there is a lack of hard data available on which to base aircraft valuations and therefore the appraisal process is more difficult.

       The Directors believe that as a result of the factors discussed above and in note 3 the sales value of the aircraft in the current market may be less than the average Appraised Current Market Value and the carrying value as at June 30, 2003. Also, if it were necessary to dispose of an aircraft quickly, the proceeds from the sale of such aircraft would probably be even less than the value in the current market. In that event, further write-downs would most likely be required.

       The application of the accounting policies in the fiscal year ended June 30, 2003 has led to an impairment charge of US$14.378 million. Previous charges were made at June 30, 2002 and June 30, 2001 for US$20.321 million and US$30.259 million, respectively. At June 30, 2002 the impairment charge carried forward represents write-downs to average Appraised Current Market Values at June 30, 2002 and 2001.

       The decline in the fair value of the aircraft is due primarily to the ageing of the aircraft and those market conditions (described in note 3) which have had a negative effect on aircraft values. These conditions have also resulted in a reduction in lease rates.

       The Deed of Charge sets out the following "Trust Note Sales Goals" which require the Company to approve sales of aircraft on an ongoing basis:



          Aircraft to be Sold (measured by       Date by which Sales Goals are
       Initial Appraised Value as of June 3,            to be Satisfied
                       1996)
                    US$65,000,000                         June 27, 2001
                   US$130,000,000                         June 27, 2002
                   US$200,000,000                         June 27, 2003
                   US$454,950,000                         June 27, 2004


       The Company was in compliance with and had exceeded the Trust Note Sales Goals as of June 27, 2001 and was required to sell a further US$54.33 million (as measured by Initial Appraised Value) worth of aircraft to be in compliance with the Trust Note Sales Goals as of June 27, 2002.

       In order to meet the Trust Note Sales Goals, following an extensive marketing effort by Babcock & Brown, the Group's aircraft servicer (the "Servicer"), the Company entered into non-binding agreements to sell a B737-300 aircraft (MSN 24914 on lease to Malev) and an A320-200 aircraft (MSN 283 on lease to Air Canada) to two separate purchasers by June 27, 2002. These aircraft were therefore classified as held for sale as at June 30, 2002.

       The sale of MSN 24914 was completed on October 1, 2002. Despite extensive efforts to complete the sale of MSN 283, the Company was informed by the prospective purchaser on November 5, 2002 that it had decided not to proceed with the transaction for reasons outside the Company's control. MSN 283 was subsequently sold to a different purchaser on December 20, 2002. As a result, the Company was not in compliance with the Trust Note Sales Goals from November 5, 2002 to December 20, 2002.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.     AIRCRAFT (CONTINUED)

       In the period from June 1996 to date, the Company has sold five aircraft totalling US$133.19 million (measured by Initial Appraised Value). The Company needed to sell an additional US$66.81 million (measured by Initial Appraised Value) worth of aircraft to comply with the June 2003 Trust Note Sales Goal and would need to sell all the aircraft to comply with the June 2004 Trust Notes Sales Goal. At the direction of the Company, the Servicer has been marketing each of the aircraft for sale in order to meet the ongoing Trust Note Sales Goals. However, the current market for sale of used aircraft is extremely poor and it is not clear if and when the market will approve.

       In the fiscal year ended June 30, 2003 the marketing efforts of the Servicer resulted in two offers to purchase the B757-200 aircraft with MSN 25054, but both offers were at prices significantly below the Class C Note Target Price (as defined in the Deed of Charge). After careful consideration of these offers, the Company's obligations under the Deed of Charge (notably, the Business Objectives (as defined below) contained therein) and the current and possible future market conditions for aircraft sales and leasing, the Company concluded that it would not be consistent with the terms of the Deed of Charge for the Company to accept either such offer.

       The Company did not comply with the Trust Note Sales Goal for June 27, 2003 as it was unable, given the current aircraft industry market conditions, to sell sufficient aircraft at the sales prices required by the Company's current business objectives (the "Business Objectives") set out in the Deed of Charge. Given the continuing depressed market for aircraft sales and the requirement to achieve sales prices consistent with the Company's current Business Objectives, the Company believes it will not be able to comply with the Trust Note Sales Goal for June 27, 2004.

       Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an event of default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to the Company or the Security Trustee by holders of at least 25% of the aggregate outstanding principal balance of the Notes of any class which has been materially adversely affected by such failure. The Deed of Charge further provides that if an event of default were to occur and be continuing, an enforcement notice may only be served by 66 2/3% or more of the aggregate outstanding principal balance of the directing class of the Noteholders, which will be Class A so long as any Class A Notes are outstanding. The Deed of Charge further provides that the failure to comply with the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate outstanding principal balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-exemption rights of the Class D and Class E Noteholders, to the extent the Trust Note Sales Goals are not complied with prior to December 27, 2004, the Company is required to accept any Sale Offer (as defined in the Deed of Charge) for the sale of an aircraft if the proposed sale price is at least equal to the Class C Note Target Price. During the time that the Company has not been in compliance with the Trust Notes Sales Goals, the Company has been unable, with the exception of the sale of the A320-200 aircraft in December 2002, to sell aircraft at prices at or above the Class C Note Target Price. However, to the extent the Company has not complied with the Trust Note Sales Goals, on or after December 27, 2004, the Company will be required, subject to the pre-exemption rights of the Class D and Class E Noteholders, to accept any Sale Offer for the sale of an aircraft if the proposed sale price is at least equal to the Class A Note Target Price (as defined in the Deed of Charge).

       The market conditions described in note 3 have had a significant adverse effect on aircraft values in general and therefore have negatively impacted the price of the aircraft sold during the year, and are also expected to impact on future sales prices.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2.     OPERATING LEASES
       As at June 30, 2003 all of the aircraft were leased on operating leases to eight lessees. As set out in the table below, the aircraft leased to Asiana was redelivered on December 13, 2003 and on December 18, 2003 the aircraft was re-leased to Batavia, an Indonesian lessee.
       The following table shows the scheduled terminations by aircraft type and lessee for the leases relating to the aircraft as of June 30, 2003:


                                      Manufacturer's                             Month and year of     % of Revenue Year
       Aircraft type                   Serial number                 Lessee             expiration    ended 30 June 2003
       -------------                  --------------    -------------------      -----------------    -------------------
       B737-400                                23869                  Asiana       December 2003(1)              15.75%
       B737-400                                23870           Travel Servis        October 2005(2)              13.30%
       B737-400                                24519                  Skynet             March 2005               4.23%
       B737-500                                24898          China Southern         March 2004 (3)              12.63%
       B757-200                                25054    First Choice Airways         April 2005 (4)               2.71%
       B767-300ER                              24952              Air Canada         March 2004 (5)              20.23%
       B767-300ER                              25000              Air Canada               May 2007               9.20%
       MD83                                    49785               Meridiana         March 2004 (6)               5.90%
       MD83                                    49786           Allegiant Air       October 2003 (7)               3.53%


(1) The Asiana lease terminated on December 18, 2003. Batavia has signed a lease agreement dated December 13, 2003 for this aircraft for a lease term beginning December 18, 2003 and ending on March 31, 2007.

(2) Travel Servis signed a lease amendment and extension agreement dated December 16, 2003 to extend this lease until March 31, 2007.

(3) China Southern signed a lease amendment and extension in agreement dated December 17, 2003 to extend this lease for twenty four months until March 31, 2006.

(4)  Formerly known as Air 2000.

(5) A memorandum of understanding dated October 10, 2003 executed by Air Canada extends this lease for thirty six months until March 31, 2007.

(6) Meridiana signed a lease amendment and extension agreement dated October 5, 2003 to extend this lease until March 31, 2006.

(7) Allegiant Air signed a lease amendment and extension agreement dated October 9, 2003 to extend this lease until the next C check for this aircraft (estimated to occur in March 2005) with an option to extend until the following C check (estimated to occur in June 2006).

The following is a schedule of future minimum lease rentals receivable under operating leases as of December 23, 2003. A number of leases operate on a "power by the hour" basis and, as such, future rentals are dependent upon lessee usage. Some of these "power by the hour" leases have no minimum rentals and are therefore not included in the schedule.

       Year ending 30 June                               US$'000
       -------------------                              --------
       2004                                               10,585
       2005                                                7,882
       2006                                                5,054
       2007                                                2,673
       2008                                                    -
                                                        --------
                                                          26,194
                                                        ========

The above minimum lease rentals would be reduced to the extent that any of the aircraft are sold while on lease. The leases have charges attached to them such that they represent security for the Notes issued by the Company, as described in note 3 below.

3.     LONG TERM DEBT

       The Notes are secured by a first priority security interest over the Company's assets, which consist of the aircraft, the leases and amounts on deposit in certain accounts.


                                                                                           Outstanding        Outstanding
                                                                                             principal          principal
                                                                                         balance as at      balance as at
       Notes                  Expected final       Interest rate  Step up interest           June 2002       30 June 2003
       Notes                   Payment date*       (per annum)**   rate (per annum)            US$'000            US$'000
       -------                --------------       -------------   --------------        -------------      --------------
       Class A                  15 May 2002          LIBOR+0.37%               0.5%            113,505             85,618
       Class B                 15 July 2002          LIBOR+0.95%               0.5%             47,254             40,064
       Class C                 15 July 2002          LIBOR+1.35%               0.5%             41,583             39,560
       Class D                 15 July 2002               12.75%               1.0%             34,023             34,023
       Class E                          N/A               10.00%                N/A             82,918             82,918

                                                                                               319,283            282,183


       * as determined at date of issue based on certain assumptions made at the time of issue.

       **   payable monthly in arrears.

       The Company is obligated to pay interest on the Notes and a portion of the principal of the Class A Notes from the revenue generated by the Company's leasing operations. Proceeds from the sale of aircraft are required to be used to pay principal of the Notes in the priority set forth in the Deed of Charge.

       At various times during fiscal year 2003, certain target principal payments scheduled to be paid to holders of the Class A, Class B, Class C and Class D Notes, certain interest payments due to holders of the Class A, Class B, Class C and Class D Notes and all interest payments scheduled to be paid to holders of the Class E Note were in arrears. As at June 30, 2003, these arrears consisted of US$2.042 million of Class A Note Target Principal, US$4.304 million of Class C Note Target Principal, US$5.177 million of Class D Note Target Principal, US$0.565 million of Class A Note step up interest, US$0.220 million of Class B Note step up interest, US$0.207 million of Class C Note step up interest, US$2.805 million of Class D Note regular interest, US$0.326 million of Class D Note step up interest, US$0.504 million of Class D Note default interest and US$45.105 million of Class E Note interest. The failure to pay all of the regular interest (excluding default and step up interest) owing to the holders of the Class D Notes at certain times during the fiscal year ended June 30, 2003 was an event of default under the Deed of Charge.

       The Deed of Charge provides that, so long as the Class A Notes, Class B Notes or Class C Notes are outstanding, the only remedy available to holders of the Class D Notes for an event of default caused by failure to pay regular Class D Note interest is that default interest of 1% of such unpaid interest shall accrue and be owed to holders of the Class D Notes in accordance with the priority of payments set forth in the Deed of Charge.

       The Company did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 and did not have sufficient funds to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. Failure to repay in full the principal of those Notes by such dates is not an event of default, however the Deed of Charge requires that, to the extent the Company does not repay in full the principal of those Notes by such dates, the Company pay these Noteholders additional step-up interest as per the rates stated in the above table for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs will be paid only to the extent that there are available collections in accordance with the priority of payments set out in the Deed of Charge. The Company paid some step-up interest in fiscal year 2002, but its current projections indicate that it will not have sufficient funds to pay any further step-up interest during fiscal year 2004 or beyond. The Company's current projections also indicate that it will not have sufficient funds to pay any further Class D Note interest.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     LONG TERM DEBT (CONTINUED)

       Global economic conditions, as exacerbated by the September 11, 2001 terrorist attacks on the United States as well as the military action of the U.S. and its allies in Afghanistan, the terrorist attacks in Bali and Saudi Arabia, the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome (SARS) virus, have each had a significant adverse effect on the airline industry in general and on the Group. Although the World Health Organisation recently removed the last remaining negative travel recommendations related to SARS, some scientists have suggested the possibility that new cases of SARS may emerge during the coming winter season.

       Each of these events highlighted the deteriorating business fundamentals in the industry that have been further weakened by passengers' fears and economic recession. The impact of these events has been seen in most airlines cutting their flight schedules with many taking the opportunity to retire aircraft from service. Some carriers have filed for bankruptcy (including Air Canada, one of the Company's largest lessees as measured by annual lease revenue) or consolidated, while others, including many of the Company's lessees, have suffered large losses or face severe financial difficulties.

       There has been a significant increase of aircraft on the market available for sale or lease (especially older technology and less fuel-efficient aircraft or models no longer in production), increasing pressure on the rentals and sales prices offered. As a result of the loss of investor appetite and the difficulty in obtaining financing for the purchase of aircraft, there are few buyers of aircraft on operating lease and the resulting illiquidity in the market has caused sale prices of aircraft to further decline. There have been few aircraft sale transactions of which the Company is aware in the last twelve months. The sales prices the Company received for the two aircraft sold in the fiscal year ended June 30, 2003, in an attempt to comply with the Trust Note Sales Goals, reflected the industry wide decline in sales prices for older aircraft.

       Lease rates have also been suffering from the increase in availability of aircraft and the reduction in aircraft values. As a result, the Company has experienced a significant decline in lease rates upon re-leasing or extensions of leases, requests from certain lessees to restructure their leases and an increasing number of "power-by-the-hour" leases in which lease rates are based on the number of hours the lessee uses the aircraft. The Company's lessees and future potential lessees also have had, during this time of oversupply of and reduced demand for aircraft, and continue to have greater bargaining power with regard to having the Company, as lessor, agree to contribute towards certain maintenance, overhaul and airworthiness directive expenses which in earlier years had typically been fully covered by lessees.

       These factors have negatively impacted projected rental amounts and sale proceeds through to the final maturity date of the Notes (June 15, 2006) and consequently have had a significant adverse effect on the Company's ability to make payments on the Notes on a timely basis and in full. Current projections indicate that there will not be sufficient funds to pay any further interest on or repay the principal of the Class E Notes, pay any further interest on or repay any further principal of the Class D Notes, repay any further principal of the Class C Notes, repay the principal of the Class B Notes in full or pay any further step-up interest on the Class A, B, C or D Notes.

       Upon the final maturity date of the Notes (June 15, 2006) the cash available will be applied to pay principal and interest on the Notes in the following order:

       1.  Classes A, B, and C regular interest

       2.  Class A principal

       3.  Class B principal

       4.  Class C principal

       5.  Class D regular interest

       6.  Class D principal

       7.  Classes A, B, C and D step-up interest and default interest

       8.  Class E interest

       9.  Class E principal

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



3.     LONG TERM DEBT (CONTINUED)

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


4.     MAINTENANCE RESERVES

                                          30 June        30 June       30 June
                                             2001           2002          2003
                                          US$'000        US$'000       US$'000
                                         --------       --------      --------
       Opening balance                      9,817         19,306        19,023
       Received during year                 5,850          6,574         2,774
       Claims by lessees                   (6,469)       (11,426)       (2,316)
       Provision for maintenance in year   10,108          4,569        (1,684)
                                         --------       --------      --------
       Closing balance                     19,306         19,023        17,797
                                         --------       --------      --------
       Due within one year                  2,380          5,388         5,622
       Due after one year                  16,926         13,635        12,175
                                         --------       --------      --------
                                           19,306         19,023        17,797
                                         ========       ========      ========

       As at June 30, 2003 all of the lessees are responsible under the terms of their leases to maintain the aircraft and six of the lessees provide security for such obligations through regular contributions to maintenance reserves held by the Group. In addition, the Group may incur maintenance costs on the re-leasing of the aircraft due to the requirement to restore the aircraft to an acceptable maintenance condition prior to leasing. In addition, in some lease contracts, the Group is required to make a contribution where the maintenance expenditure exceeds the amount in the fund.

       Inherent uncertainties make it difficult to determine whether the future obligations of the Group to meet future maintenance payments can be met out of the proceeds of future maintenance receipts.

       Whilst any surplus in maintenance funds at the termination of a lease previously generally accrued to the Group, due to current economic factors in the airline industry, lessees have been exerting pressure on lessors to transfer any excess maintenance funds upon the re-leasing of an aircraft. In order to re-lease aircraft, the Group is granting maintenance credits as part of the terms of the new leases and expects to continue to grant such credits on new leases. Lessor contributions to maintenance costs resulted in a provision of US$1,684,000 being released in the year ended June 30, 2003 (2002 - a charge of US$4,569,000).


5.     SECURITY DEPOSITS

       Security deposits of US$2,682,000 at June 30, 2003 and of US$2,458,000 at June 30, 2002 are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and are included within the restricted cash balance.

6.     REVENUES AND CONCENTRATION OF CREDIT RISK

i) Distribution of leasing revenues by geographic area

                            For the year     For the year      For the year
                                   ended            ended             ended
                                 30 June          30 June           30 June
                                    2001             2002              2003
                                 US$'000          US$'000           US$'000
                            ------------     ------------     -------------
       Europe                     20,305           15,198            6,973
       Americas                   11,140           10,022            6,341
       Asia/Pacific                6,503            7,385            6,444
                            ------------     ------------     -------------
                                  37,948           32,605           19,758
                            ============     ============     =============
       ii) Concentration of credit risk


       Credit risk with respect to trade accounts receivable is generally diversified due to the Group's fleet of aircraft being comprised of nine aircraft, all of which were on lease to eight lessees in eight countries as at June 30, 2003.

       The Group manages its exposure to leases with lessees based in particular countries through obtaining security in the form of deposits, letters of credit and guarantees.

       The Group continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

       Four lessees accounted for 29.43%, 15.75%, 13.30% and 12.63% respectively of the Group's aggregate lease revenues for the year ended June 30, 2003. No other lessee accounted for more than 10% of the Group's aggregate lease revenues for such period.


7.     INTEREST EXPENSE

                                                                                Statement of Operations
                                                                       -----------------------------------------------
                                                                       For the year     For the year      For the year
                                                                              ended            ended             ended
                                                                       30 June 2001     30 June 2002      30 June 2003
                                                                       -----------      ------------     -------------
                           Accrual 30                   Accrual 30
                            June 2002           Paid     June 2003
                              US$'000        US$'000       US$'000          US$'000         US$'000        US$'000
                           -----------       ---------     ----------      ----------      ----------     ----------
       New notes
       Class A                     147         (1,977)          599         (8,624)         (3,438)       (2,429)
       Class B                      60         (1,120)          246         (3,233)         (1,567)       (1,306)
       Class C                      59         (1,198)          237         (3,014)          (1539)       (1,376)
       Class D                     519         (1,894)        3,454         (4,699)         (4,619)       (4,829)
                                   785         (6,189)       4,536         (19,570)        (11,163)       (9,940)
                           -----------       ---------     ----------      ----------      ----------     ----------
       Class E                  36,068              -       44,759          (8,292)         (7,947)       (8,691)
                           -----------       ---------     ----------      ----------      ----------     ----------
       Total                    36,853         (6,189)      49,295         (27,862)        (19,110)      (18,631)
                          ============       =========     ==========      ==========      ==========    ===========

8.     TRADE RECEIVABLES


                                                                            30 June      30 June          30 June
                                                                               2001         2002             2003
                                                                            US$'000      US$'000          US$'000
                                                                         ----------      ----------     ----------
       Gross receivables                                                        995        1,487            3,273
       Allowance for bad debts                                                    -            -             (802)
                                                                         ----------      ----------     ----------
       Net receivables                                                          995        1,487             2,471
                                                                         ==========      ==========     ==========




                                                                                                                17



AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


9.     INCOME TAXES

       The Company pays an annual charge (currently (pound)600) to qualify as a tax exempt company under Jersey law. This fee is included in the profit and loss accounts as it is not dependent on the Company's results. ALPS 92-1 UK Limited is subject to UK taxation on its profits at the applicable rate and Carotene Limited is subject to Irish taxation on its profits at the applicable rate. Taxable income is the same as book income for both of these entities. Accordingly, there are no deferred taxes. Net operating loss carry forwards at June 30, 2003 were zero.


                                          30 June        30 June         30 June
                                             2001           2002            2003
                                          US$'000        US$'000         US$'000
                                         --------        -------        --------

       Foreign corporation tax                 20             24              11
       Foreign witholding tax (i)               -              -             214
                                         --------        -------        --------
                                               20             24             225
                                         ========        =======        ========

       (i) Provision has been made in respect of unpaid United States withholding taxes relating to the investment of certain collections by the Cash Manager. The charge above represents the Directors' current best estimate as to the possible amounts that may eventually become payable in respect of these liabilities.



10.    COMMITMENTS

       The Group has no long-term contracts other than those with its service providers as at June 30, 2003.

       The annual commitment to Babcock & Brown, the Servicer, is US$454,800 plus 2% of all lease rentals collected.

       The annual commitment to Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), the cash manager, is US$17,000.

       The annual commitment to Mourant & Co. Limited, the administrative agent, is based on the number of hours worked by each employee of the administrative agent on the affairs of the Company multiplied by the hourly rate of each such employee.

       The holders of the shares in the Company are entitled to receive, out of the distributable profits of the Company, a fixed cumulative preferential dividend at a rate of US$1,500 per annum. As the Company did not have distributable profits as at June 30, 2003, it did not pay a dividend. Cumulative unpaid preferential dividends as at June 30, 2003 were US$9,000.




                                                                              18

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


11.    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

       The book values and fair values of the Company's financial assets and financial liabilities as at June 30, 2003 are set out below:




                                                                                        Estimated
                                                                       Book Value      Fair Value
                                                                    June 30, 2003   June 30, 2003
       Financial Assets                                                   US$'000         US$'000
       --------------------------------------------------          --------------   -------------

              Cash                                                         3,806            3,806
              Restricted Cash                                             22,691           22,691
                                                                   --------------   -------------
              Total                                                       26,497           26,497
                                                                   ==============   =============



       Financial Liabilities
          Indebtedness
              Class A                                                     85,618           68,494
              Class B                                                     40,064           20,032
              Class C                                                     39,560            5,934
              Class D                                                     34,023              340
              Class E                                                     82,918                -
                                                                   --------------   -------------
                                                                         282,183           94,800
                                                                   --------------   -------------
          Other
              Aircraft Maintenance reserves due after one                 12,175           12,175
              year
              Security deposits due after one year                         2,682            2,682
                                                                   --------------   -------------
                                                                          14,857           14,857
                                                                   --------------   -------------
              Total                                                      297,040          109,657
                                                                   ==============   =============


       Although the estimated fair values of the Class A to D Notes outstanding have been determined by reference to prices as at June 30, 2003 provided by an independent third party, these fair values do not necessarily reflect the market value of these Notes at a specific time and should not be relied upon as a measure of the value that could be realized by a noteholder upon sale.

       The Directors have considered the fair value of the Class E Notes at June
       30, 2003 and, due to the current uncertainty in the aviation industry and the particular characteristics of these Notes, do not believe it to be appropriate, or possible, to estimate with any degree of certainty, a fair value of these Notes in the current economic climate.

       The fair value of aircraft maintenance reserves and security deposits, which are subject to floating rates, where applicable, is their par value.




                                                                                               19

                                      F-19



AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12.    RELATED PARTY TRANSACTIONS

       a)         Babcock & Brown Limited

       Babcock & Brown acts as Servicer to the Group. In addition to managing the Group's aircraft, Babcock & Brown also manages aircraft owned by other third parties. Babcock & Brown may from time to time have conflicts of interest in performing its obligations to the Group and other entities to which it provides management, marketing and other services.

       Babcock & Brown receives an annual fee as Servicer which amounted to US$1,323,686 for the year ended June 30, 2003 (2002: US$1,180,714,
       2001:US$1,375,358).

       b)         Brian Chamness

       Mr B. Chamness, a director of the Company, was formerly an officer of WFC, the holder of the Class E Notes. He now acts as a consultant to WFC.


12.    RELATED PARTY TRANSACTIONS (CONTINUED)

       c)         Mr G. Adrian Robinson

       During the year the Group has entered into a lease agreement for aircraft MSN 25054 with Air 2000 (now re-named First Choice Airways). Mr G. Adrian Robinson, a director of the Company, provides consulting services to First Choice Airways from time to time.

d)     Mourant & Co. Limited

       Mourant & Co. Limited acts as administrative agent to the Company and its subsidiary, Mourant & Co. Secretaries Limited, acts as the secretary of the Company. Mourant & Co. Limited and Mourant & Co. Secretaries Limited are affiliated with Mourant du Feu & Jeune, the law firm that acts as Jersey legal counsel to the Group.


13.    CAPITALISED REFINANCING COSTS

                                      30 June     30 June         30 June
                                         2001        2002            2003
                                      US$'000     US$'000         US$'000
                                     ---------   ---------      ---------
       Balance at start of year          1,176           -              -
       Amortised during year            (1,176)          -              -
                                     ---------   ---------      ---------
       Balance at end of year                -           -              -
                                     =========   =========      =========

       During the refinancing of the Company in June 1996 costs were incurred in relation to the Notes. These refinancing costs were capitalised and amortised over the then expected life of the Notes.

14.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

       i)         Income tax

       The Group made income tax payments of $1,528 during the year ended June 30, 2003, $3,631 during the year ended June 30, 2002 and $17,748 during the year ended June 30, 2001.

       ii)        Interest paid

       The Company made net interest payments of $6,189,513 during the year ended June 30, 2003, $12,331,000 during the year ended June 30, 2002 and $19,852,000 during the year ended June 30, 2001.



                                                                              20

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


15.    SUBSEQUENT EVENTS

       i) Due to the liquidation of the United Kingdom partnership of Arthur Andersen, the previous administrative agent, Andersen Corporate Services (Jersey) Limited, and the previous company secretary, Andersen Secretaries (Jersey) Limited, which were both wholly owned by the United Kingdom partnership of Arthur Andersen, were replaced by Mourant & Co. Limited and Mourant & Co. Secretaries Limited, respectively on October 1, 2003. The rating agencies which rate the Notes have confirmed that these changes will not result in a downgrade or withdrawal of their respective ratings of the Notes.

       ii) On September 11, 2003 KPMG Channel Islands were replaced as the Company's auditors by KPMG Ireland. There were no disagreements between KPMG Channel Islands and the Company or any other reportable event that caused the Company to replace KPMG Channel Islands with KPMG Ireland.

       iii) The interest and principal arrears of the Company have increased subsequent to the year end. At December15, 2003, the unpaid amounts consisted of US$30.589 million of Class A Note Target Principal, US$0.741 million of Class A Note step-up interest, US$0.305 million of Class B Note step-up interest, US$4.304 million of Class C Note Target Principal, US$0.290 million of Class C Note step-up interest, US$5.177 million of Class D Note Target Principal, US$4.612 million of Class D Note regular interest, US$0.661 million of Class D Note default interest, US$0.482 million of Class D Note step-up interest and US$48.560 million of Class E
       Note interest.

       iv) On December 15, 2003 the Company incorporated a third wholly owned subsidiary, ALPS 92-1 France SARL, to facilitate the leasing of one of the Company's B737-400 aircraft to an Indonesian lessee.