Form 20-F
period 2004-06-30
AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LTD
filed 2004-10-01
CIK 1023626

   As filed with the Securities and Exchange Commission on October 1 , 2004
                                                     Registration No. 333-5650
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              _________________

                                  FORM 20-F

                              _________________

 (Mark One)
   |_|  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934
                                       OR
   |X|  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
                     For the Fiscal Year Ended June 30, 2004
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
                              _________________

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
            Shares, $1 par value........................................  10
   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                              Yes    X   No  ___
   Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17  ___ Item 18   X

==============================================================================

                              TABLE OF CONTENTS
                                                                          Page
Introduction
            Definitions and Technical Terms.......................           1
            Forward-Looking Statements............................           1
            Certain Information...................................           1

Part I      Item 1.  Identity of Directors, Senior
               Management and Advisors............................           1
                     A. Directors and Senior Management...........Not applicable
                     B. Advisors..................................Not applicable
                     C. Auditors..................................Not applicable

            Item 2.  Offer Statistics and Expected Timetable......           2
                     A. Offer Statistics..........................Not applicable
                     B. Method and Expected Timetable.............Not applicable

            Item 3.  Key Information..............................           2
                     A. Selected Financial Data...................           2
                     B. Capitalization and Indebtedness...........Not applicable
                     C. Reasons for the Offer and Use of Proceeds.Not applicable

            Item 5.  Operating and Financial Review and Prospects.          40
                     A. Operating Results.........................          40
                     B. Liquidity and Capital Resources...........          48
                     C. Research and Development, Patents
                          and Licenses............................ Not applicable
                     D. Trend Information.........................          52
                     E. Off-Balance Sheet Arrangements............          54
                     F. Tabular Disclosure of Contractual

            Item 7.  Major Shareholders and Related Party

                     C. Interests of Experts and Counsel..........Not applicable

            Item 8.  Financial Information........................          62
                     A. Consolidated Statements and Other
                          Financial Information...................          62
                     B. Significant Changes.......................          62

            Item 9.  The Listing..................................          62
                     A. Offer and Listing Details.................          62
                     B. Plan of Distribution......................Not applicable
                     C. Markets...................................          62
                     D. Selling Shareholders......................Not applicable
                     E. Dilution..................................Not applicable
                     F. Expenses of the Issue.....................Not applicable

            Item 10.    Additional Information....................          63
                     A. Share Capital.............................Not applicable

                     F. Dividends and Paying Agents...............Not applicable
                     G. Statement by Experts......................Not applicable
                     H. Documents on Display......................          69
                     I. Subsidiary Information....................Not applicable

            Item 11.    Quantitative and Qualitative Disclosures about
                          Market Risk...........................            69

            Item 12.    Description of Securities other than Equity
                          Securities............................. Not applicable

Part II     Item 13.    Defaults, Dividend  Arrearages and
                          Delinquencies...........................          70

            Item 14.    Material Modifications to the rights of

            Item 16D    Exemption From the Listing Standards
                           for Audit Committee.................... Not applicable

            Item 16E    Purchases of Equity Securities by
                           the Issuer and
                     Affiliated Purchasers........................          74

Part III    Item 17. .............................................Not applicable

                                          1
                                 INTRODUCTION

      Definitions and Technical Terms

      This  annual  report  on Form  20-F uses  defined  terms  and  technical terms.  Definitions  for  these  terms  can be found on pages 75 to 82 of this annual report.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer Statistics

      Not applicable.

B.    Method and Expected Timetable

      Not applicable.

ITEM 3.     KEY INFORMATION

A.    Selected Financial Data

      The following  table  summarizes  selected  consolidated  financial data and  operating  information  of the Company  drawn from our audited  financial statements.  The  financial  statements  for each of the  fiscal  years  ended
June 30, 2000 through 2004 have been  prepared in  accordance  with U.S.  GAAP
and  audited  by  KPMG,  independent  chartered   accountants.   The  selected
consolidated  financial  data  should be read in  conjunction  with "Item 18 -
Consolidated  Financial  Statements"  and  the  notes  thereto  and  "Item 5 -
Operating and Financial Review and Prospects - Operating Results."

             Selected Consolidated Financial Data and Operations Information

                                                  FISCAL YEAR ENDED (1)
                                     June 30   June 30   June 30   June 30  June 30
                                       2004      2003      2002      2001     2000
-------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Lease Revenue - Aircraft Leasing     $15,175   $19,758   $32,605   $37,948  $43,087
Gain/(Loss) on sale of Aircraft            -    (1,152)        -         -      284
                                     -------- --------- --------- --------- --------
Net Revenue                           15,175    18,606    32,605    37,948   43,371
Net Expenses                         (51,325)  (49,266)  (63,370)  (90,984) (52,680)
Loss before taxes                    (35,939)  (30,660)  (30,765)  (53,036)  (9,309)
Taxes                                     (7)     (225)      (24)      (20)     (20)
Dividend                                   -         -         -         -        -
                                     ---------  --------  --------  -------- -------
Net Loss                             $(35,946) $(30,885) $(30,789) $(53,056)$(9,329)
                                     ---------  --------  --------  -------- -------
-------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                          $166,136 $192,284  $254,987  $291,244  $340,876
Total liabilities                     $366,253 $356,455  $388,273  $393,741  $390,317
Shareholders' deficit              $(200,117) $(164,171)$(133,286)$(102,497) $(49,441)
OTHER DATA
Aircraft owned at period end            9             9        11        11        11

________________
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

      The  pre-existing  slowdown  in the  global  economy  and  its  negative effect on the  commercial  aviation  industry was  exacerbated by the economic and  political  fallout  from the  terrorist  attacks in the United  States on
September  11,  2001,  the  military  action  of the U.S.  and its  allies  in
Afghanistan,  the war in Iraq,  ongoing  terrorist attacks in various parts of the world and the outbreak of SARS.

      In recent  years,  a number of initially  small low cost  airlines  have
emerged  with   radically   reduced   fares  and  the  attempt  by  the  older
traditional  "legacy"  carriers to compete by matching  the fares of these low cost airlines has  contributed to many of these larger  airlines  experiencing significant  financial  losses due to their  inability  to  adequately  reduce their  greater  costs of  operation.  A number of these larger  airlines  have recently  emerged  from,  filed for or are  indicating  that they are close to filing for  bankruptcy.  Air Canada,  our largest  lessee,  as measured by our annual lease  revenue and the ninth  largest  airline in the world as measured
by  fleet  size,   filed  for  bankruptcy  in  April  2003  and  emerged  from bankruptcy  on September  30, 2004.  United  Airlines  and U.S.  Airways,  the
second and sixth largest airlines in the world,  respectively,  as measured by fleet size, are currently  subject to Chapter 11 bankruptcy  protection  (U.S.
Airways  for  the  second  time  in two  years).  Delta  Airlines,  the  third largest  airline in the world as measured by fleet size,  is  indicating  that absent  significant  financial  concessions  from  its  employees  it  will be forced  to  declare  bankruptcy.  Although  many  of  these  bankruptcies  and threatened  bankruptcies of the largest  airlines in the world are essentially restructurings  to reduce  the  airline's  cost  base they do often  result in
fleet   reductions   and  in  some  cases  have  the   potential  to  lead  to
liquidations.  When these  large  airlines  reduce  the size of their  fleets, supply of used  aircraft in the market  increases and  negatively  affects the lease rates and sale  proceeds  we can obtain for our  aircraft.  Further,  if any of these  airlines  or any other large  airlines  were to  liquidate,  the addition  of their  aircraft  portfolios  into the  marketplace  would  likely cause  significant  volatility  to  lease  rates  and  sale  prices  for  used aircraft.  In  addition  to  increasing  the  supply of  aircraft  for sale or lease,  further  bankruptcies and consolidation  would also further reduce the number of potential  lessees and operators of  particular  models of aircraft, which would result in further  decreased  aircraft  values for any such models and lease  rates in  general.  Certain  of our  lessees  have  suffered  large losses or face  severe  financial  difficulties.  Indeed,  Skynet,  one of our lessees  from  January 2003 to May 2004,  has ceased  operations  and returned the  aircraft  we had  leased  to  them  ten  months  prior  to the  scheduled expiration of their lease.

      Significant  increases  in  the  cost  of  fuel  in  2004  have  further strained  the  financial  viability  of many  airlines.  At the  beginning  of
2004,  the  IATA  forecasted  a $3  billion  profit  for  the  global  airline industry  for calendar  year 2004.  This  projection  was based on among other things,  a positive  trend that began in the last twelve months of an increase in the number of airline  passengers.  RPK has  increased  in every  region in the first seven  months of 2004 as  compared to the same period in 2003.  This increase  was  particularly  significant  in  Asia  as the  airlines  in  Asia continued to rebound from SARS related  issues.  The IATA  projection was also predicated  on a number  of  assumptions  including  the  assumption  that the average  price of oil in 2004  would be $30 per  barrel.  Assuming  all  other assumptions  remained  unchanged,  but that the average oil price were instead
$33 per  barrel  the  IATA  industry  forecast  changed  to  project  that the industry  would break even,  and if the average  price were  assumed to be $36 per barrel,  the forecast  varied further to project a $3 billion loss for the industry.  As at  January  31,  2004,  June  30,  2004,  August  31,  2004 and
September  30, 2004 the price of oil was  approximately  $32, $36, $41 and $50 per barrel, respectively.

      The depressed  aircraft  market that has existed for the last four years has  meant  it has not been  possible  for the  Company  to sell  aircraft  at prices  consistent  with  the  Business  Objectives  set  out in the  Deed  of
Charge.  Lease rates also suffered from the increase  after  September 2001 in availability  of  aircraft,  although  in the past  twelve  months the overall number of used  aircraft  available  for lease and sale has begun to  decrease and lease rates have now begun to increase.  However,  the resulting  positive impact has been less  significant  for older  aircraft such as ours.  Further, the  potential  for  volatility  as a  result  of  airline  restructurings  or liquidation,  or the  occurrence  of other adverse  world events  remains.  We have  experienced  a  significant  decline in lease rates upon  re-leasing  or extending  leases as compared to lease  rates prior to  September  2001 and we have  received  requests  from certain  lessees to  restructure  their leases.
Although the  situation  is now  improving,  our  business has been  adversely affected by these negative  developments  in the industry  during this period, particularly in respect of new aircraft  leases and the increased  negotiating power by lessees  to,  among  other  things,  require  that  certain  aircraft
maintenance,   modification   and  overhaul   expenses  and  the  expenses  of
complying  with  ADs be  paid  by the  Company.  As a  result  of the  loss of investor  appetite and the difficulty in obtaining  financing for the purchase of the types of older  aircraft  in our  portfolio,  there  are few  potential buyers of these  aircraft on operating  lease,  and the resulting  illiquidity in the market has caused  sale prices of these  aircraft  to further  decline.
There have been few sale  transactions  of older aircraft such as the aircraft in our  portfolio  that we are  aware of in the  past  twelve  months  and the difficulty  in selling  these types of older  aircraft  in the current  market has had an  adverse  effect on sales  prices  generally.  The sales  prices we received  for the  aircraft  we sold in fiscal  year 2003,  in our  efforts to comply with the Trust Note Sales Goals,  reflected  the industry  wide decline in sales prices for older aircraft.

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

      By September  11, 2001, we were in advanced  negotiations  for a sale of the  Company to a  prospective  purchaser  that would  have,  if  consummated, resulted in payment of all  amounts  owing to the Class A, Class B and Class C
noteholders  and  all  amounts  owing  to  the  Class  D  noteholders   except
make-whole  premium.  As a result of the  terrorist  attacks of September  11,
2001 and the  resulting  disruption  to the economy  generally and the airline
industry   specifically,   the  prospective   purchaser  initially  put  these
negotiations  on hold and  ultimately  informed  us that  they  were no longer interested  in  purchasing  the  portfolio.  Assuming  we  were  able  to find another  prospective  purchaser,  the terms we  negotiated  prior to September
11, 2001 would not be achievable  at this time given the current  condition of the airline  industry.  Further,  because  the sale  values of older  aircraft have declined so  significantly  and with respect to certain  aircraft  models there is  currently  no sales  market,  the  Company was unable to comply with the Trust Note Sales Goal for June 2003 or for June 2004.

      This  difficult  business  environment  has already had serious  adverse implications  for  our  revenue,  and  consequently  for  our  ability  to pay noteholders  certain  amounts due.  During  fiscal year 2004,  certain  target principal  payments  scheduled  to be paid to  holders of Class A, Class C and
Class D Notes,  certain  interest  payments due to holders of Class A, Class B and Class C Notes and all  interest  payments  due to  holders  of Class D and
Class E Notes  were in  arrears.  As at the end of  fiscal  year  2004,  these arrears  consisted of $70.810  million of Class A Note Target  Amount,  $0.942 million  of Class A Note  step-up  interest,  $0.407  million  of Class B Note step-up  interest,  $4.304  million  of  Class C Note  Target  Amount,  $0.390 million  of Class C Note  step-up  interest,  $5.177  million  of Class D Note
Target  Amount,  $0.665  million  of  Class D Note  step-up  interest,  $1.042 million  of Class D Note  default  interest,  $7.130  million  of Class D Note regular  interest  and  $52.705  million  of  Class  E  Note  interest.  As of
September 15, 2004,  unpaid amounts of target principal  payments and interest consisted of $77.472  million of Class A Note Target  Amount,  $1.042  million of Class A Note  step-up  interest,  $0.458  million  of Class B Note  step-up interest,  $4.304  million of Class C Note Target  Amount,  $0.441  million of
Class C Note step-up  interest,  $5.177 million of Class D Note Target Amount,
$1.127  million of Class D Note default  interest,  $0.750  million of Class D
Note step-up  interest,  $8.215  million of Class D Note regular  interest and
$54.779 million of Class E Note interest.

      As a result of the  continued  decline in lease  rental rates and market values,  our revenue has  decreased  significantly.  In  addition,  several of our leases are  "power-by-the-hour"  leases,  where our receipts are dependent on the  lessees'  use of the  aircraft.  These  factors  have  had an  adverse impact on our cashflow.

      The rental  amounts and sales  proceeds  received to date  combined with projected  rental  amounts and sale proceeds  through the final  maturity date of the Notes  indicate  that  there  will not be  sufficient  funds to pay any further  interest  on or repay the  principal  of the  Class E Notes,  pay any further  interest  on or repay  any  further  principal  of the Class D Notes, repay any  further  principal  of the Class C Notes,  repay some or all of the outstanding  principal  of the  Class  B  Notes  or pay  any  further  step-up interest on the Class A, B, C or D Notes.

      A  significant  proportion  of our  limited  cash  resources  are  being
applied  and  are   expected  to  continue  to  be  applied  to  pay  required
maintenance,   modification   and  overhaul   expenses  and  the  expenses  of
complying  with ADs that have come due in the last twelve  months and that are expected  to continue  to come due in the  future.  As a result,  we have paid only  limited  Class A Note  principal  in  fiscal  year 2004 and we expect to only be able to pay a  limited  amount,  if  any,  of  Class A Note  principal prior to the sale of any of our aircraft.

      ADs  (and  together   with   maintenance,   modification   and  overhaul
expenses,  "Maintenance  Expenses")  applicable  to  our  aircraft  have  been increasing due to various  factors  including the ageing of our aircraft,  the
increased   negotiating  power  of  lessees  to  require  us,  as  lessor,  to contribute towards Maintenance  Expenses,  and the increase in ADs issued that relate  to our  aircraft.  At the same  time,  our  lease  revenues  have been decreasing  as we have sold  aircraft to comply with the  requirements  of the
Deed of Charge  and as  lessees  have  negotiated  for more  favourable  terms given  the  weak  industry  environment  and  the age of our  aircraft.  These
Maintenance  Expenses  (as  well  as  our  other  operational   expenses)  are
required to be paid prior to any  principal  payments to our  Noteholders.  As a result of the  increased  percentage  of our lease revenue being used to pay
Maintenance  Expenses,  as well as the  continuation  of a number of  negative industry  factors as discussed in this Annual  Report,  in fiscal year 2004 we have paid only $7.9  million of principal  to Class A  Noteholders  (with only
$1.4  million  of this  principal  being paid in the last six months of fiscal
year  2004)  and  have  been  unable  to  pay  any   principal  to  any  other
Noteholders.  Although in many cases it is not  possible  to predict  with any degree of  certainty  the amount of future  Maintenance  Expenses or when they will come due, our  projections  based on information  currently  available to the  Servicer  suggest  that,  in the  absence of sales of our  aircraft,  our future  Maintenance  Expenses  combined with the other  pre-existing  negative industry  factors are likely to cause us to have only  limited  cash flow,  if any,  available  to pay any  further  principal  to  Class A  Noteholders  and insufficient  cash  flow  available  to pay any  further  principal  to  other
Noteholders.  Further,  the combined  effect of the Class A Note Target Amount increasing  as a result of the  amortization  schedule and of our inability to pay Class A principal  due to  insufficient  funds has caused the Class A Note
Target Amount arrears to increase  significantly  each month.  As of September
15, 2004,  the Class A Note Target Amount  arrears are $77.472  million (being
the  entire  outstanding   principal  balance  of  the  Class  A  Notes).  The
inability  of the  Company to pay  principal  of the Notes on any day prior to the final  maturity date because  funds are not  available in accordance  with the  priority  of payments  set out in the Deed of Charge does not  constitute an Event of Default.

      We were  unable  to  repay  any of the  Notes by  their  expected  final
payment  date  and  current  projections   indicate  that  we  will  not  have
sufficient  funds to pay any  further  step-up  interest  on any of the Notes, pay any further  interest on or repay the principal of the Class E Notes,  pay any further  interest on or repay any further  principal of the Class D Notes, repay any  further  principal  of the Class C Notes or to repay some or all of the outstanding principal of the Class B Notes.

      The  pre-existing  slowdown  in the  global  economy  and  its  negative effect on the  commercial  aviation  industry was  exacerbated by the economic and  political  fallout  from the  terrorist  attacks in the United  States on
September  11,  2001,  the  military  action  of the U.S.  and its  allies  in
Afghanistan,  the war in Iraq,  ongoing  terrorist attacks in various parts of
the  world  and  the  outbreak  of  SARS.   These  events  combined  with  the
pre-existing  downturn in the airline  industry  prior to  September  11, 2001 have negatively  affected  projected  rental amounts and sale proceeds through to the final  maturity  date of the Notes.  Our current  projections  indicate that we will not have  sufficient  funds to pay any further  step-up  interest on any of the Notes,  pay any further  interest on or repay the  principal  of the  Class  E  Notes,  pay  any  further  interest  on or  repay  any  further principal  of the Class D Notes,  repay any further  principal  of the Class C
Notes or to repay  some or all of the  outstanding  principal  of the  Class B
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
extent the  Company  does not repay in full the  principal  of those  Notes by such  dates,  that  the  Company  pay to the  Class  A,  Class  B and  Class C
Noteholders  additional  step-up  interest of 0.50% per annum and to the Class
D Noteholders  additional  step-up  interest of 1.00% per annum for each month
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

      We were  unable to comply  with the Trust Note Sales Goals for June 2003 and for June  2004 and as a result  we may be  required  by the Deed of Charge to sell aircraft at the Class A Note Target Price.

      The Deed of Charge sets out the  following  Trust Note Sales Goals which required us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
     Value as of June 3, 1996)              were to be Satisfied
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

      As discussed  above,  since  September 11, 2001,  the market for sale of
older  used   aircraft  such  as  our  aircraft  has  been   extremely   poor.
Nevertheless,  in  order  to  meet  the  June  2002  Trust  Note  Sales  Goal,
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
of  aircraft  to comply with the June 2003 Trust Note Sales Goal and needed to sell all of our  aircraft  to  comply  with the June  2004  Trust  Note  Sales
Goal. At our  direction,  the Servicer has  periodically  been  marketing each of our aircraft  for sale in order to meet the ongoing  Trust Note Sales Goals in  a  manner  consistent  with  the  requirements  of  the  Deed  of  Charge.
However,  the  current  market  for sale of older  used  aircraft  such as our aircraft is  extremely  poor and it is not likely the market for our  aircraft will improve prior to the  final maturity date of the Notes.

      In fiscal year 2003, the marketing  efforts of the Servicer  resulted in two offers to purchase the B757-200  aircraft,  but both offers were at prices
significantly   below  the  Class  C  Note   Target   Price.   After   careful
consideration  of these offers,  the Company's  obligations  under the Deed of
Charge  (notably,  the  Business  Objectives  contained  therein) and the then
current  and  possible  future  market   conditions  for  aircraft  sales  and
leasing,  we concluded  that it would not be consistent  with the terms of the
Deed of Charge for the Company to accept either such offer.

      We did not comply  with the Trust Note Sales  Goals for June 27, 2003 or for  June  27,  2004  as we were  unable,  given  the  then  current  aircraft industry market  conditions,  to sell  sufficient  aircraft at the sale prices required by our then current Business Objectives.

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
outstanding.

      The Deed of Charge  provides  that the  failure to comply  with the June
2004 Trust Note Sales  Goal  gives the  Noteholders  the right to replace  the
Servicer at the  direction  of  Noteholders  representing  at least 66 2/3% of the Outstanding  Principal  Balance of the Class A, Class B, Class C and Class
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
Company  has not  complied  with  the  Trust  Note  Sales  Goals,  on or after
December 27, 2004,  the Company will be required,  subject to the  pre-emption rights of the Class D and Class E  Noteholders,  to accept  any Sale Offer for the sale of an  aircraft if the  proposed  sale price is at least equal to the
Class A Note Target Price (the  "Required Sale  Provision").  The Class A Note
Target  Price,  were  all of the  aircraft  to be sold at the  same  time,  is defined in the Deed of Charge to be the Outstanding  Principal  Balance of the
Class A Notes  (currently  $77.472  million)  plus  accrued and unpaid Class A
Note  regular  interest  at the  time of sale  and  certain  then  outstanding expenses of the Company.

      Our  Business  Objectives  changed  on June  27,  2004 in a way that may adversely affect Class B and Class C Noteholders.

      With respect to the  re-leasing,  marketing  and sale of  aircraft,  the
Deed of Charge  provides that our Business  Objectives  (as described in "Item
4  -  Information   on  the  Company  -  B.   Business   Overview  -  Business
Objectives")  change after certain dates.  Accordingly,  (i) prior to June 27,
2001  our  Business  Objectives  were to (x)  re-lease  aircraft  to  maximize rental  payments so as to be able to make  required  payments of interest  and principal on the  scheduled  payment dates with respect to each class of Notes and (y)  market and sell  aircraft  so as to repay the  Outstanding  Principal
Balance  of all  Notes,  (ii) from June 27,  2001  through  June 26,  2004 our
Business   Objectives  were  to  (x)  re-lease  aircraft  to  maximize  rental payments  so  as to  be  able  to  make  required  payments  of  interest  and principal  on the  scheduled  payment  dates with  respect to the Senior Trust
Notes  and (y)  market  and  sell  aircraft  so as to  repay  the  Outstanding
Principal  Balance of the Senior  Trust  Notes,  and (iii) from June 27,  2004 through June 15, 2006 our  Business  Objectives  are to (x) re-lease  aircraft to  maximize  rental  payments so as to be able to make  required  payments of interest and  principal  on the  scheduled  payment  dates with respect to the senior  most  class of Notes  (namely  the Class A Notes)  and (y)  market and sell aircraft so as to repay the Outstanding  Principal  Balance of the senior most class of Notes.

      Consistent  with these  requirements  of the Deed of  Charge,  from June
27, 2001 and  continuing  through June 26, 2004 we had analyzed each potential sale or  lease of  aircraft  with a view  toward  maximizing  cashflow  to the holders of the  Senior  Trust  Notes.  However,  since  June 27,  2004 we have been required to analyze such options with a view toward  maximizing  cashflow to only the  holders of Class A Notes.  Although  we are always  cognizant  of acting in the  interest  of all the  Company's  noteholders,  compliance  with this  requirement may in certain  circumstances  dictate that aircraft be sold or leased  in a manner  that may not be in the best  interest  of  holders  of
Notes  junior to Class A. See "We were  unable to comply  with the Trust  Note
Sales  Goals  for  June  2003 and for  June  2004  and as a  result  we may be required  by the Deed of Charge to sell  aircraft  at the Class A Note  Target
Price."

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

      The  Reference  Agent  informed us in 2003 that since the  Closing  Date there  have been a number of  instances  where  LIBOR was not  rounded  to the nearest  1/16 of one  percentage  point.  As a result on a number  of  Payment
Dates  since the Closing  Date,  holders of Class A, Class B and Class C Notes received  more  interest  than they were  entitled  to, and holders of Class D and  Class E Notes  received  proportionately  less  interest  than  they were entitled to. The Trustee has calculated  that the  cumulative  effect of these
incorrect   interest   payments   resulted  in   aggregate   overpayments   of
approximately  $172,000,  $70,000 and $61,000 to the holders of Class A, Class
B  and  Class  C  Notes,  respectively,  and  underpayments  of  approximately
$215,000 and $88,000 to holders of Class D and Class E Notes, respectively.

      The  Trustee  has  sent  notices  to DTC  for DTC to  forward  on to the current  holders of Class A, Class B and Class C Notes to attempt to  identify the  holders  of  these  Notes  at  the  relevant  times  when  the  incorrect overpayments  were made and to  request  that the  incorrect  overpayments  be returned so that the Trustee can properly  allocate  such funds to the holders of Class D and  Class E Notes at the  relevant  times.  The  Trustee  has also sent  notices to DTC for DTC to forward on to the  current  holders of Class D
Notes  to  attempt  to  identify  the  holders  of the  Class D  Notes  at the relevant  times when the incorrect  underpayments  were made,  and the Trustee has sent a notice  to the  holder of the Class E Notes.  The  Reference  Agent has advised the  Company  that it will  compensate  the  relevant  Class D and
Class E Noteholders  to the extent of the incorrect  underpayments  and to the extent these holders'  identities  are  established.  The Reference  Agent has
further   advised  the  Company  that  in  response  to  these   notices  some
Noteholders  who were underpaid have  identified  themselves and the Reference
Agent has compensated them to the extent of their respective underpayments.

      Re-evaluation  of our  Notes by the  rating  agencies  has  resulted  in downgrades  to our  Class A,  Class B,  Class C and  Class D Notes  and  could result in some or all of these Notes being  further  downgraded by one or both of the rating agencies.

      In fiscal year 2004,  Standard & Poor's  announced on April 6, 2004 that it was  placing  each  class  of the  Notes  on  credit  watch  with  negative implications  and on May 13,  2004  Standard  & Poor's  announced  that it was lowering its ratings on the Class A and Class B Notes and  removing  them from credit watch.

      In fiscal year 2004,  Moody's  announced  on October 1, 2003 that it was lowering  its  ratings  on the  Class A and  Class B Notes.  On May 11,  2004,
Moody's  announced  it was  placing  each class of the Notes  rated by Moody's under review for possible  downgrade and on June 25, 2004,  Moody's  announced it was downgrading each such class of Notes.

      The current ratings on each class of the Notes are as follows:

                            Moody's                    Standard & Poor's

Class A                     Baa3                       BB

Class B                     Caa1                       B-

Class C                     Ca                         CCC/Outlook negative

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

Risks Relating to Payments on the Notes

      Our  assets are  limited.  Our  current  projections  indicate  that our proceeds  from  leasing  and  selling  aircraft  will not be enough to pay any further step-up  interest on the Notes,  pay any further  interest on or repay the principal of the Class E Notes,  pay any further  interest on or repay any further  principal  of the Class D Notes,  repay any further  principal of the
Class C Notes  or to repay  some or all of the  outstanding  principal  of the
Class B Notes.

      We do  not  have,  nor  are  we  permitted  or  expected  to  have,  any significant  assets  other than our  specific  portfolio  of aircraft  and our rights as lessor  under the leases for these  aircraft,  including  our rights to the  payments  thereunder.  Our  ability to pay  interest  on and repay the principal  of the Notes is  primarily  dependent  upon the  receipt  of rental payments  under the  leases  and of sales and other  disposition  proceeds  in respect of the  aircraft,  which  depends upon a number of factors,  including
(i) the timing of the  receipt of  payments  under the leases and the  ability of our  lessees  to make  such  payments;  (ii) the sale  price we are able to obtain  for the sale of our  aircraft  and the  timing of our  receipt  of the proceeds  of any such  aircraft  sales;  (iii) our  ability  to  re-lease  any aircraft  upon  termination  of  the  existing  lease  with  respect  thereto, whether  upon the  scheduled  expiration  date  thereof  or as a  result  of a lessee  default  thereunder or  otherwise,  and the lease rates we are able to obtain;  (iv) the exercise by a lessee of an extension,  early  termination or purchase  option under the related  lease;  and (v) the occurrence of an event of loss under a lease with  respect to any  aircraft and timing of our receipt of casualty  insurance or other  proceeds,  if any, in respect  thereof.  Many of  these  factors  have  been  adversely  affected  by  the  global  economic downturn  existing  prior to  September  2001 and the events  since  September
2001 which are discussed  throughout  these Risk Factors.  The rental  amounts and sale  proceeds  received to date combined with  projected  rental  amounts and sale proceeds  through the final  maturity date of the Notes indicate that there will not be sufficient  proceeds to pay any further step-up  interest on the Notes,  pay any further  interest on or repay the principal of the Class E
Notes,  pay any  further  interest on or repay any  further  principal  of the
Class D Notes,  repay any further  principal  of the Class C Notes or to repay some or all of the  outstanding  principal  of the Class B Notes.  See "Item 4
- Information on the Company - History and  Development of the Company," "Item
5 - Operating  and  Financial  Review and  Prospects  - Liquidity  and Capital
Resources  - The  Company's  Cash  Needs"  and "Item 13 -  Defaults,  Dividend
Arrearages and Delinquencies."

      To the  extent  we sell  some of our  aircraft  to  satisfy  the Deed of
Charge  requirement  that the  Company  sell all of its  aircraft,  this  will reduce our ability to generate  dependable  funds to pay  noteholders  amounts due,  particularly  as many of our  expenses  which  are  required  to be paid prior to payments to  noteholders  are fixed and do not  necessarily  decrease proportionately with the decrease of our revenue generating assets.

      To the  extent  we sell some of the  aircraft  in order to  satisfy  the
Deed of Charge  requirement  to sell all of our  aircraft,  we will reduce the diversification  of our portfolio and increase the Company's  dependence  upon each  remaining  aircraft's  lease  revenues  as a  percentage  of total lease revenue.  A number of our current  leases are  "power-by-the-hour"  leases and our  revenue  from  these  leases is  primarily  based on the  number of hours these  aircraft  are in use and this  revenue is  therefore a less  dependable source of rental  income than our revenue  from fixed  leases.  Further,  many of our  expenses  are fixed and are not  reduced  as  aircraft  are sold.  Our lessees  and  future  potential  lessees  also have had,  during  this time of oversupply of and reduced  demand for  aircraft,  and continue to have greater bargaining  power with  regard to having us, as  lessor,  agree to  contribute towards  Maintenance  Expenses  which in  earlier  years  had  typically  been fully  covered by  lessees.  Further,  even if lessees  are  obligated  to pay such costs  pursuant  to their  leases,  their weak  financial  condition  may leave  them  unable to do so in which  case we may have to cover such costs in order  to keep the  aircraft  in use.  To the  extent  the  size of our  fleet
decreases,   lease   revenue  will   decrease   proportionately.   Maintenance
Expenses have  increased as a percentage of our monthly  revenue and,  because they are  required  to be paid in advance of  principal  and  interest  on the
Notes in accordance  with the Deed of Charge,  these expenses have had and are expected  to  continue  to have a  significant  adverse  effect  on the  funds available  to pay  principal  and  interest on the Notes.  At present  and, we believe,  until such time as we sell  aircraft,  these  expenses  are and will continue  to prevent us from  making any  further  principal  payments  to the
Class A  Noteholders.  To the extent any  remaining  aircraft is  off-lease or re-leased  at  reduced  rates it will also have a more  significant  impact on our funds  available to pay  noteholders  amounts due. This situation could be further  exacerbated  if we sell  aircraft  as a result of the  Required  Sale
Provision but are unable to sell the entire  portfolio,  particularly  if such sales were of the  aircraft  that  attract  better  lease rates and which have longer lease terms outstanding.

      Our original  assumptions  about  revenue and  operating  costs have not matched  actual  experience  and as a result we have  been  unable to make all
Note  payments  at  the  times  and  in  the  amounts  that  our   assumptions
indicated.  We  expect  that  actual  experience  will  continue  to  be  more negative than our original assumptions.

      On the Closing  Date,  the expected  final  payment  dates for the Notes were  determined  based on  assumptions  about our future revenue and interest and operating costs and possible future  economic  conditions.  The purpose of these  assumptions  was to  illustrate  the payment  provisions  of the Notes.
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

      The  pre-existing  slowdown  in the  global  economy  and  its  negative effect on the  commercial  aviation  industry was  exacerbated by the economic and  political  fallout  from the  terrorist  attacks in the United  States on
September  11,  2001,  the  military  action  of the U.S.  and its  allies  in
Afghanistan,  the war in Iraq,  ongoing  terrorist attacks in various parts of
the  world  and  the  outbreak  of  SARS.   These  events  combined  with  the
pre-existing  downturn in the airline  industry  prior to  September  11, 2001 have negatively  affected  projected  rental amounts and sale proceeds through to the final  maturity date of the Notes.  Current  projections  indicate that there will not be  sufficient  funds to pay any  further  step-up  interest on the Notes,  pay any further  interest on or repay the principal of the Class E
Notes,  pay any further  interest on or principal of the Class D Notes,  repay any  further  principal  of the  Class C Notes or to repay  some or all of the outstanding principal of the Class B Notes.

      Your right to receive  payments  ranks  junior to our  operational  fees and expenses,  certain other  payments we may make and any more senior classes of Notes.

      Our operational  fees  (including  fees of the Servicer,  Administrative
Agent,  Cash  Manager,  Financial  Consultant  and Trustee and legal and audit fees)  and  expenses  (including  expenses  payable  under  the  terms  of our leases,  such as payments in respect of Maintenance  Expenses  discussed above and other  corporate  expenses  such as premiums  for  directors  and officers liability  insurance)  and  certain  other  payments  that we must  make  rank senior to the Notes and are payable out of our funds  before any  payments are made on the Notes.  Depending  on the amount of these  more  senior  payments, and the amount of our lease  revenue  (which has  decreased  for many  reasons including  the  required  reduction  of our  portfolio  and the  reduction  in market  lease rates for our  aircraft - all as  discussed  herein) our ability to make the required payments on the Notes is likely to be further reduced.

      In addition,  your right to receive payments of interest,  principal and any premium  will rank  junior to  payments  on more senior  classes of Notes.
Upon the  occurrence  of an Event of Default,  the holders of a class of Notes may not  exercise  remedies  under the Deed of Charge until all amounts we owe on more senior  classes of Notes and our other more senior  obligations  (such as  payments  in  respect  of  Maintenance  Expenses  and  other  fixed  costs discussed  herein)  have been paid.  In that case,  holders of the most senior class of Notes will  control the  exercise  of these  remedies.  For  example, see "Item 13 - Defaults, Dividend Arrearages and Delinquencies."

      We  rely  on  lease   payments  and  aircraft  sales  proceeds  to  make
principal  payments on the Notes.  To date,  these lease payments and aircraft
sales   proceeds  have  not  met   expectations   and  based  on  our  current
projections,  future lease  payments and aircraft  sales  proceeds will not be sufficient  to repay the  principal  of the Class E Notes,  repay any  further principal  on the  Class D or  Class C Notes,  or to repay  some or all of the outstanding principal of the Class B Notes.

      The  pre-existing  downturn  in  the  world  economic  climate  and  its negative  effect on the commercial  aviation  industry was  exacerbated by the terrorist  attacks of September  11, 2001,  as well as the military  action of the  U.S.  and its  allies  in  Afghanistan,  the war in Iraq,  the  terrorist attacks  in  various  parts of the world and the  outbreak  of SARS.  Although passenger  demand has begun to increase in 2004, the drop in passenger  demand from  September  2001  until  2004  had  resulted  in a  reduction  in  flight
schedules  and  a  consequent   oversupply  of  aircraft  (including  aircraft
available  for  lease) as  compared  to  pre-September  2001  levels.  We have experienced  declines  in lease rates and a fall in the  realizable  value for aircraft  in open  market  sales as  compared  to lease  rates and sale values
prior  to  September   11,  2001.   Although  the  industry  is  beginning  to
experience  improvement in these areas,  the positive impact to older aircraft such as ours is more  limited and is not  expected to return the lease or sale value of our  aircraft  to  their  pre-September  2001  levels.  In  addition, during this  period,  many  airlines  including  some of our lessees  received reduced  rentals in  exchange  for  extended  lease  terms.  Air  Canada,  our largest  lessee,  as  measured  by our  annual  lease  revenue  and the  ninth largest  airline in the world as measured by fleet size,  filed for bankruptcy in April 2003 and emerged  from  bankruptcy  on  September  30,  2004.  United
Airlines  and U.S.  Airways,  the second  and sixth  largest  airlines  in the world,  respectively,  as  measured by fleet size,  are  currently  subject to
Chapter 11  bankruptcy  protection  (U.S.  Airways  for the second time in two years).  Delta  Airlines,  the third largest airline in the world, as measured by fleet size, is indicating  that absent  significant  financial  concessions from its  employees  it will be forced to declare  bankruptcy.  Although  many of these  bankruptcies and threatened  bankruptcies of the largest airlines in the world are  essentially  restructurings  to reduce the airline's  cost base they  do  often  result  in  fleet  reductions  and in  some  cases  have  the potential  to lead to  liquidations.  When  these  large  airlines  reduce the size of their  fleets,  supply of used  aircraft in the market  increases  and negatively  affects  the lease  rates and sale  proceeds we can obtain for our aircraft.  Further,  if any of these  airlines  or any  other  large  airlines were to  liquidate,  the  addition  of  their  aircraft  portfolios  into  the marketplace  would  likely  cause  significant  volatility  to lease rates and sale  prices  for used  aircraft.  In  addition  to  increasing  the supply of aircraft  for sale or lease,  further  bankruptcies  and  consolidation  would also  further  reduce  the  number  of  potential  lessees  and  operators  of particular  models  of  aircraft,  which  would  result in  further  decreased aircraft values for any such models and lease rates in general.

      The rental  amounts and sales  proceeds  received to date  combined with projected  rental  amounts and sale proceeds  through the final  maturity date of the Notes  indicate  that there will not be  sufficient  funds to repay the principal  of the Class E Notes,  repay any further  principal  of the Class D
Notes,  repay any further  principal of the Class C Notes or repay some or all of the  outstanding  principal  of the  Class  B  Notes.  The  failure  of the
Company  to pay  principal  of the Class A,  Class B, Class C or Class D Notes
on any day prior to the final  maturity  date because funds of the Company are not  available  in  accordance  with the priority of payments set forth in the
Deed of Charge,  will not  constitute an Event of Default with respect to such class of Notes.

      We rely on lease  payments to make  interest  payments on the Notes.  To date,  these  lease  payments  have  not met  expectations  and  based  on our current  projections  we do not  expect  to have  sufficient  funds to pay any further step-up  interest on the Notes or any further  interest on the Class D and Class E Notes.

      Our  ability to make  payments  of interest on the Notes when and in the amounts due depends  primarily  upon our receipt of payments  under the leases and the  re-lease  of each  of the  aircraft  and the  timing  and  amount  of proceeds  from  such  leases.  The  financial  condition  of  certain  of  our lessees and many of the airlines which utilize  operating  leases is generally weak, and as a result  certain of our lessees are often in arrears,  sometimes
significantly.   Further,   as  a  result  of  the   decline   in  air  travel
experienced  since  the end of 2001 and the  competitive  pressures  caused by the  emergence of smaller low cost and low fare  airlines,  many  airlines are flying fewer aircraft than they were prior to September  2001. In addition,  a number of  airlines  have  declared  bankruptcy  (including  Air  Canada,  our largest  lessee as measured by our annual lease  revenue,  which  emerged from bankruptcy  on  September  30,  2004) and a number  of  airlines  have  ceased operations  since  September  11,  2001 and it is expected  that the  industry will experience  further  consolidation as well as additional  bankruptcies in the  near  future.  All of  this  may  significantly  impact  our  ability  to re-lease  our  aircraft on a timely  basis and at  favorable  rates.  Further, the reduced  revenue and  increased  expenses  (including  recent  significant increases in the cost of fuel) that many airlines are  encountering  since the
September 2001 terrorist  attacks are likely to continue to negatively  impact the  already  weak  financial  condition  of  these  airlines,  including  our lessees.  This may  result  in an  increase  in  delayed,  missed  or  reduced rental  payments as has been the case for our largest  lessee (as  measured by our annual  lease  revenue),  Air Canada  (see  "Item 4 -  Information  on the
Company - Aircraft  Leasing").  In the event  that one or more of the  lessees does not make the  required  payments  under the  leases or one or more of the aircraft  are not  re-leased  on or promptly  after the  applicable  scheduled lease  expiration  date,  payments  of  interest on the Notes will not be made unless  we are able to  satisfy  our  obligation  to make such  payments  from payments on other leases that are current or that are entered  into  following a repossession  of the relevant  aircraft or out of collateral  provided under the  defaulted  lease  or  out of  available  collections  distributed  on any payment date in accordance  with the priority of payments  established for the
Notes.  No  assurance  can be given,  however,  that amounts will be available from such other  sources to satisfy  our  obligations  to pay  interest on the
Notes or that such other sources will exist.  This  situation will also become more  difficult  assuming we are able to sell aircraft and thereby become more dependent on the lease revenue from each  aircraft  remaining in our portfolio as a  percentage  of total lease  revenue.  Our  reliance on  declining  lease revenues  is  further  exacerbated  by the  increased  requirements  for us to contribute  towards  Maintenance  Expenses  (which are  required to be paid in advance of principal and interest on the Notes) that we are  experiencing  and expect  to  continue  to  experience  as  discussed  elsewhere  in these  Risk
Factors.  Based on  current  projections,  we expect our lease  payments  will not be  sufficient  to pay any further  interest due on the Class D or Class E
Notes.  An  Event  of  Default  occurs  if we do not pay  interest  (excluding additional  interest,  default  interest  or  step-up  interest)  on any  Note within  five days of its due date.  This Event of Default  occurred on several occasions  prior to fiscal  year 2003  when we had  insufficient  funds to pay such  interest in full to Class D  Noteholders  and has now been ongoing since
December  16,  2002.  We expect  this  Event of  Default  to  continue  as the
Company does not expect to have  sufficient  funds to pay any further  Class D
Note   interest.   See  "Item  13  -   Defaults,   Dividend   Arrearages   and
Delinquencies"  for a discussion of the limited  remedies  available  upon the occurrence of an Event of Default under these  circumstances.  Further,  based on our current  projections we do not expect to have  sufficient  funds to pay any step-up interest due to any noteholders.

      Our leases are all  interest-rate-fixed  leases  (some  leases are based on  "power-by-the-hour"  fixed hourly rates and others on fixed monthly rates)
and our  interest  obligations  on the  Notes  are  fixed  and  floating  rate obligations.  If  LIBOR  materially  increases  it may  adversely  affect  our ability to make interest payments when due.

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

Risks Relating to Sales of Aircraft

      Overview.  Our  ability to make  payments  of  principal  on the Class A and Class B Notes on their final  maturity date will be dependent  principally upon our  ability to keep all of the  aircraft  on lease at  current  rates or better  through  the  final  maturity  date and upon our  ability  to sell the aircraft  at the Class A Note  Target  Price or better.  Lease  rates and sale prices  for our  aircraft  have  been  and will  continue  to be  affected  by factors  such as the demand for  commercial  jet  aircraft in general,  demand for our aircraft in  particular,  the cost of  comparable  new  aircraft,  the future  value of our  aircraft  and the  timing  of the sale of our  aircraft.
Each of these factors has been  adversely  affected by the  terrorist  attacks of  September  11,  2001 as well as the  military  action of the U.S.  and its allies in  Afghanistan,  the war in Iraq,  the  terrorist  attacks  in various parts  of the  world  and  the  outbreak  of  SARS  all of  which  followed  a pre-existing global economic downturn.

      The  commercial  aircraft  market is cyclical.  In  addition,  decreased demand and excess supply of aircraft has decreased our revenue.

      The market for  commercial  jet  aircraft  is  cyclical  and can produce sharp  increases  and decreases in aircraft  values and lease rates.  Prior to
September 11, 2001,  the aircraft  leasing  market was already  experiencing a
reduction  in  demand,   particularly  for  older  widebody   aircraft  (which
accounted  for two of our nine  aircraft as at June 30,  2004).  Decreases  in aircraft  values and lease  rates have  caused and are likely to  continue  to cause a decrease in our revenue.

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

o     passenger demand;

o     competitive pressures on various airlines;

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
         Compliance with Governmental and Technical Regulation."

      An  increasing  number of airlines are retiring  older  aircraft.  This, combined with other  adverse  industry  conditions  as discussed  elsewhere in these Risk  Factors,  has had a negative  impact on the  proceeds  received to date from the sale of our aircraft and the revenue we have  received  from our leases.  Although  trends are now  improving  in some  areas of the  industry, the  benefits of these  trends with  respect to our  aircraft  may be limited.
Therefore,  there  can be no  assurance  that we will  be  able to  repay  the holders of the Class A Notes the full  amount of  principal  owed to them when
due.  Further,   based  on  our  current   projections,   we  expect  to  have
insufficient  funds  to  repay  some  or all of the  outstanding  Class B Note principal and any further Class C, Class D and Class E Note principal.

      The pool of  potential  purchasers  for our  aircraft  is likely to be a limited group.  Various  factors  outside our control may further reduce their interest in purchasing our aircraft  which may reduce our funds  available for payments on the Notes.

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
There can be no  assurance  that,  at the time the  aircraft  are marketed for sale,  historical  purchasers  of  assets  such  as  the  aircraft,  or  other institutional  and corporate  investors,  will desire to purchase  assets such as the  aircraft,  or  that  particular  developments  in  financial  markets, regulatory  requirements  or tax  regimes  will not make the  purchase  of the aircraft an  unattractive  investment.  Further,  the effect of the Trust Note
Sales  Goals  contained  in the  Deed  of  Charge  and  ultimately  the  final maturity  of all  Notes  in June  2006  is to  require  us to sell  all of our remaining  aircraft  in a  relatively  short  time  frame.  Given the  adverse impact of the  terrorist  attacks of September  11, 2001 and other  subsequent adverse  events on the  airline  industry  and,  in  particular,  on  aircraft values,  this  obligates us to sell  aircraft at a time when  aircraft  values are  significantly  lower  than  they  might  otherwise  be,  which  adversely affects our ability to repay principal of the Notes.

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

      Aircraft  appraised  base values do not  necessarily  reflect the market value for an aircraft at a specific  time.  The scheduled  principal  payments on the  Notes  were  determined  based  on the  assumptions  set  forth in the
Prospectus  with respect to the appraised  base value of the  aircraft.  If we sell an  aircraft  to  generate  cash  to  make  payments  on the  Notes,  the proceeds of the sale are likely to be  significantly  less than its  appraised base value. We expect  therefore that we will have  insufficient  cash to make any  further  principal  payments  on the Class C,  Class D and Class E Notes, and may  have  insufficient  cash  to  repay  some  or all of the  outstanding principal of the Class B Notes.

      We  have   obtained   three   desktop   appraisals   (without   physical
inspection)  of the  appraised  base  value of each  aircraft  as of June 2004 from  Avitas,  AISI  and  BK.  Based  on such  desktop  appraisals,  the  nine aircraft had an aggregate  appraised base value of $137,680,000,  $185,000,000 and $207,170,000,  respectively,  or an average aggregate appraised base value of approximately $176,620,000.

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

      As  discussed  in  the   Statement   of   Accounting   Policies  in  the
Consolidated   Financial  Statements  contained  in  Item  18,  the  Directors undertake a review to determine  whether an  impairment  charge is required in respect of both  aircraft  held for use and any  aircraft  held for sale.  The
Directors,  in applying Statement of Financial  Accounting  Standards No. 144,
Accounting for the  Impairment or Disposal of Long-lived  Assets ("SFAS 144"), have determined  that the carrying value for eight of the Company's  aircraft, all of which are  classified  as held for use, is greater  than the  estimated undiscounted  future  net  cashflows  in  respect  of such  aircraft  and have recorded  an  impairment  charge for these  aircraft  equal to the  difference between their carrying value and fair value.

      In  applying  SFAS  144 the  Directors  have  determined  that  the most appropriate  estimate  of the fair  value  of the  Company's  aircraft  is the average  Appraised Current Market Value,  which was in aggregate  $138,300,000 as at June  30,  2004  for the  nine  aircraft.  The  Independent  Appraisers'
assessment  of  Appraised   Current   Market  Value  reflects  the  underlying
economic  value of  aircraft  and  engines in normal  market  conditions.  The
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
lack of hard data  available on which to base  aircraft  valuations  for older aircraft of the type in our portfolio  and therefore the appraisal  process is more difficult.

      The Directors  believe that current market  conditions  (in  particular, the absence of  liquidity  and of willing  buyers and sellers for the types of aircraft  owned by the  Company) do not reflect the normal  market  conditions which  the  Independent  Appraisers  have  had to  assume.  Consequently,  the sales  value that could be  achieved  for the  aircraft in the event that they were  disposed  of in  the  current  market  may  be  less  than  the  average
Appraised  Current  Market  Value  and  carrying  value as at June  30,  2004.
Also,  if the  Company is required to sell the  aircraft  due to the  Required
Sale  Provision  the proceeds  from such sale may be even less than that which could be achieved in the current market.

      The  application  of the  accounting  policies  in the fiscal year ended
June 30, 2004 has led to an  impairment  charge of $13.053  million.  Previous charges  were  made at June  30,  2003,  June 30,  2002 and June 30,  2001 for
$14.378 million, $20.321 million and $30.259 million, respectively.

      New  and/or  more  technologically  advanced  aircraft  may  impair  our ability to  re-lease  or sell our  aircraft.  If we are unable to  re-lease or sell our aircraft on favorable  terms,  this will  adversely  affect our funds available for payments on the Notes.

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
If a  lessee  does  not  perform  such  obligations  or  if  the  aircraft  is off-lease,  we will be responsible  for  maintenance  obligations  and for the cost,  in whole or in part, of complying  with  governmental  requirements  or
manufacturer   recommendations.   Failure  to   perform   such   required   or
recommended  maintenance  with  respect to an aircraft  (a) could  result in a grounding of such  aircraft,  (b) is likely to  adversely  affect the value of that  aircraft  upon the sale  thereof  and (c) in the event of a re-lease  of such  aircraft,  is  likely  to  require  us to incur  costs,  which  could be
substantial,   in  restoring  such  aircraft  to  an  acceptable   maintenance
condition  prior  to  re-leasing.   Because  our   Maintenance   Expenses  are
expenses  that rank  senior to  payments  on the  Notes,  our  ability to make payments on the Notes is further  reduced by these  Maintenance  Expenses.  In some cases,  we may have an  obligation to reimburse the lessee or pay some or all of the  cost  of  aircraft  maintenance.  Our  cash  resources  may not be sufficient  both to fund  maintenance  requirements  and make  payments on the
Notes,   especially  as  the  aircraft  continue  to  age  (see  also  "Recent
Developments-A  significant  proportion  of our  limited  cash  resources  are being  applied and are  expected  to  continue  to be applied to pay  required
maintenance,   modification   and  overhaul   expenses  and  the  expenses  of
complying  with  airworthiness  directives  that  have  come  due in the  last twelve  months and that are  expected  to  continue to come due in the future.
As a result,  we have paid only limited Class A Note  principal in fiscal year
2004 and we expect to only be able to pay a limited  amount,  if any, of Class
A Note principal prior to the sale of any of our aircraft.")

Risks Relating to Leasing of Aircraft

      Our funds  available  to make  payments  on the Notes will be reduced if we are unable to re-lease aircraft quickly or on favorable terms.

      We may not be able to  re-lease  the  aircraft  upon  expiration  of the leases or if the lease is for any  reason  terminated  prior to its  scheduled expiration date without incurring  significant  downtime prior to commencement of a new lease.  If we cannot  re-lease  the  aircraft,  this will  reduce our funds  available  to make  payments on the Notes.  Even if we can re-lease the aircraft,  we may be unable to receive  favorable rental rates,  especially if there is reduced  demand for aircraft on operating  lease.  The decline in the aircraft  industry  at the  end of  2001  and the  subsequent  depression  and airline  bankruptcies  significantly  reduced demand for and increased  supply of aircraft  generally,  including  aircraft  available for  operating  lease.
Although  there have been some  positive  trends in 2004 any  positive  impact with respect to our  aircraft is expected to be limited.  Our  cashflows  have suffered  and are  expected  to  continue  to  suffer  from an  oversupply  of aircraft for lease,  aircraft  downtime and an overall  decline in lease rates of older  aircraft as compared to lease  rates prior to  September  2001.  Our ability to re-lease  aircraft and obtain  acceptable  lease payments and terms may also suffer because of:

o     economic conditions affecting the airline industry;

o     the supply of competing aircraft and demand for particular types;

o     lessor competition;

o     competitive pressure on airlines to reduce costs;

o     restrictions   on  our  re-leasing   flexibility   under  our  operative
         documents;

o     increased  bargaining  power for  lessees  as they join  airline  global alliances; and

o     a  reduction  in  the  number  of  potential   lessees  due  to  airline
         bankruptcies, liquidation or consolidation.

      Aircraft  re-leased  during  fiscal  year  2004  were  leased  at  rates significantly  below historic rates achieved on these  aircraft.  We currently have no  aircraft  off-lease  and we  have no  aircraft  leases  scheduled  to expire  before April 2005,  however  there can be no assurance  that  aircraft will  not come  off-lease  before  expiration  of their  lease  terms.  In the current  circumstances,  re-leasing  our  aircraft  in  a  timely  fashion  at reasonable  rates  represents a  significant  challenge  to the  Company.  Any lack of success in meeting this  challenge  may have a  significant  effect on our  funds  available  to  make  payments  on  the  Notes.  Based  on  current projections,  we  expect  our  cashflows  will  not be  sufficient  to pay any further  interest  due on the Class D and Class E Notes.  An Event of  Default
occurs  if we do not pay  interest  (excluding  additional  interest,  default interest  or step-up  interest)  on any Note within five days of its due date.
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

      There is a  significant  risk that lessees in weak  financial  condition may  default on their  obligations  under the  leases.  If lessees do not make rent  and  maintenance  payments  or are  significantly  in  arrears,  it will impair  our  ability  to make  payments  on the  Notes.  The  ability  of each lessee to perform its  obligations  under its lease will depend  primarily  on its financial  condition.  A lessee's  financial  condition may be affected by various  factors  beyond its  control,  including  competition,  fare  levels, passenger  demand,  operating costs (including the cost of fuel), the cost and availability of finance,  and environmental and other governmental  regulation of the air  transportation  business.  The economic  conditions of the regions where our lessees  operate will also affect their  ability to meet their lease obligations.  Some of our  lessees  are based or operate  in  regions  such as
Asia that from time to time  experience  severe  economic  crises.  You should refer to "Item 4 - Information  on the Company - Business  Overview - Regional
Concentrations"  for a  discussion  of  the  regional  concentrations  of  our lessees and the  economic  trends of the regions  that may impact the lessees'
financial conditions.

      In addition,  the events of  September  11, 2001 as well as the military action  of the U.S.  and its  allies  in  Afghanistan,  the war in  Iraq,  the terrorist  attacks  in  various  parts of the world and the  outbreak  of SARS have  resulted  in airlines  worldwide  experiencing  financial  difficulties.
Many large airlines are experiencing  additional  financial difficulty as they are  reducing  fares in order to be  competitive,  but are  unable  to  reduce costs to the  extent  necessary  to  achieve  profitability.  The  significant increase  in fiscal  year 2004 in the  price of fuel is  further  exacerbating these  difficulties.  Some of our  lessees are in a weak  financial  position, including  one of our fiscal year 2004 lessees that ceased  operations  in the
middle  of  2004,   and  another  that  has  just  emerged  from   bankruptcy.
Investors  should  continue  to expect  that any number of our future  lessees will be  financially  weak.  As a result,  a large  proportion  of lessees may
consistently  be   significantly  in  arrears  in  their  rental  payments  or maintenance  payments.  Also,  as a  result  of  the  many  aircraft  industry factors discussed herein, the financial  position of many airlines,  including our  lessees,  is likely to remain weak which in turn may cause an increase in delayed,  missed or reduced  payments.  Further,  in order to keep aircraft on lease and generating rental proceeds in this difficult  economic  environment,
many  aircraft  lessors,   including  the  Company,   have  agreed  to  rental
holidays,  rental  restructurings,  the early  return of aircraft  and similar measures  for some  lessees.  We expect  this may  continue  to occur with our lessees.  We can also give no  assurance  that  defaults,  amounts  in arrears and the  frequency  of lease  restructurings  will not  increase as the market for our aircraft on operating lease experiences a continued decline.

      Our ability to re-lease  aircraft and generate  cash to make payments on the  Notes  will be  impaired  if we cannot  terminate  leases  and  repossess aircraft when a lessee defaults.

      We have the  contractual  right to terminate a lease and  repossess  the aircraft  if  there  is an event of  default  under a lease.  However,  due to circumstances  outside our control,  we may be prevented  from  terminating  a particular  lease.  Further,  we may incur substantial costs if we terminate a lease and  repossess  the aircraft.  If we cannot  repossess the aircraft,  it will not be  available  for  re-lease or sale.  In that event,  or if we incur substantial  costs in terminating a lease and  repossessing  an aircraft,  our revenue available to make payments on the Notes will be reduced.

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

      As a  consequence  of the  terrorist  attacks  of  September  11,  2001, airlines  worldwide  continue to experience  difficulties  in maintaining  war insurance  cover  and some  other  types  of  insurance  cover in the  amounts required under their leases with us and other  lessors.  Until  recently,  our lessees  have  relied on  government  guarantees  or  indemnities  to  provide coverage for third party  liability  (other than to  passengers)  arising from war and terrorism  risks,  above a greatly  reduced  ceiling of cover provided by the  aviation  insurance  market as a reaction  to the events of  September
11, 2001.  Although most  governments  have now terminated  their guarantee or indemnity  support,  currently  two of our eight  lessees  continue to rely on
such  government  support  for  this  coverage.   However,  there  can  be  no
assurance  that if and when such  government  support is removed  our  lessees will  be  able  to  replace  that  support  by  insurance  coverage.  If  such insurance  coverage were not purchased or otherwise  available from government support,  it may be necessary for the relevant  aircraft to be grounded.  Such consequences  would have a material adverse impact on the financial  condition of our  lessees  and their  ability  to  perform  under  their  leases.  These effects  could cause a reduction in our revenue  available to make payments on
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

      United  States  federal  income  withholding  taxes at a rate of 30% are applicable to lease  payments  relating to an aircraft  that was  re-delivered in  October  2002 and was  immediately  placed on lease to  Allegiant  Air,  a
United  States  airline,  and that lease makes no  provision  for  recovery of such  taxes  from  the  lessee.  The  lease  to  Allegiant  Air  has  a  lease expiration  date as of the date of  completion  of the next "C Check" for this aircraft,  which date is estimated to be in March 2006  (Allegiant  Air having exercised  an  extension  option  on July  28,  2004).  There  can  also be no assurance  that  any  subsequent  lease  will  avoid  United  States  or other withholding taxes.

      If lessees do not comply with their  obligations  under their  operating leases it may  increase  our costs and reduce our  revenue  available  to make payments on the Notes.

      The leases are all fixed term  operating  leases,  under which we retain substantially  all of the risks and rewards  associated  with ownership of the aircraft,  including  the  aircraft's  residual  value.  The  leases are "net"
leases  pursuant to which the lessees are  obligated to make  periodic  rental
payments  and  generally   assume   responsibility   for,   inter  alia,   (i)
maintaining  the  aircraft,  (ii) ensuring  proper  operation of the aircraft,
(iii)  providing  indemnification  against and insurance for losses  resulting from  operation  of the  aircraft,  (iv)  paying  all costs of  operating  the aircraft  and keeping the  aircraft  free of liens (as defined in the relevant lease) (other than permitted  liens under the relevant  lease)  resulting from such operation and (v) complying with all applicable  governmental  licensing, registration  and other  requirements,  including  ADs  (although  in  certain cases,  the terms of the relevant  lease  require the lessor to share the cost thereof).  Failure of a lessee to comply with such  obligations  could  result in increased  costs to us and reduce our revenue  available  to make  payments on the Notes.

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
The  amounts  that the liens  secure  may be  substantial  and may  exceed the
value  of  the  aircraft   against  which  the  lien  is  asserted.   In  some
jurisdictions,  a holder of aircraft liens may have the right to detain,  sell or cause  the  forfeiture  of the  aircraft.  The  lessees  may fail to comply with their  obligations  under the leases to discharge  liens  arising  during the  terms of the  leases.  Prior to  terminating  our  lease  with  Istanbul,
Istanbul  incurred  a debt to  Eurocontrol.  Istanbul  failed to  comply  with their  obligation  under the lease to pay this debt and cause the related lien to be  discharged.  As  owner of the  aircraft,  the  Company  was  forced  to settle this debt of  approximately  $1.8 million with  Eurocontrol  (which was accrued  for  in  the  fiscal  years  ended  June  30,  2001  and  2002).  The settlement of this debt, in fiscal year 2003,  reduced our funds  available to make  payments on the Notes,  and any other similar debt we may be required to settle in the future in order to have liens  discharged  would also reduce our revenue  available  to make  payments on the Notes.  On May 17,  2004,  Skynet returned its leased  aircraft ten months prior to the scheduled  expiration of its  lease.  At the  time of such  return,  Skynet  had  incurred  substantial payment  arrears  (for both the  Company's  aircraft  and for  Skynet's  other aircraft)  to  Eurocontrol  and two other  creditors.  Skynet  has  informally agreed with the Servicer  that Skynet will  discharge  such arrears by monthly installments  over several  months (see "Item 4.  Information on the Company -
B. Business  Overview - Aircraft Leasing" for further  details).  However,  if
Skynet  does not pay all such  installments  there is a risk that  Eurocontrol or one of the other  creditors  might assert a lien or right of detention over the aircraft  (unless the Company  chooses to pay the  outstanding  amounts in order to obviate this risk).

      Lessees may fail to maintain  valid  registration  of the aircraft.  The impact of the loss of aircraft  registration  or the inability of the aircraft to generate  rental income for us could  adversely  affect our funds available to make payments on the Notes.

      All of the  aircraft  that are or will be  operated  must be  registered with an appropriate  aviation  authority.  If an aircraft is operated  without a valid registration or other required  licenses,  certificates and approvals, the lessee  operator  or, in some cases,  the owner or lessor,  may be subject to  penalties  which may result in a lien being placed on the  aircraft.  Loss of registration could have other adverse effects,  including  grounding of the aircraft  and loss of  insurance,  which  may have an  adverse  effect  on our funds available to make payments on the Notes.

      Increased  regulation  of the  aircraft  industry may impair our ability to re-lease  or sell  aircraft  and the cost of  compliance  may reduce  funds available for payments on the Notes.

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
Airworthiness  Authorities  ("JAA").  The FAA and the JAA already  require the installation  of reinforced  cockpit  doors.  In addition,  the  International
Civil Aviation  Organization  ("ICAO") requires  contracting states to mandate the  incorporation  of  cockpit  doorway  surveillance  systems.  Further  new security  directives  are also  under  consideration  by a number of  aviation authorities.  To the extent the cost of  complying  with such  regulations  is required to be borne by the Company  rather than the  lessees,  we could incur significant  cash  expenditures  in order to  comply  with  such  regulations.
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

      We  will  not  make  any  additional  payments  to  noteholders  for any withholding  or deduction  that is required  under  applicable law on payments on  the  Notes.  If we  are  required  to  make a  withholding  or  deduction, whether because of the  implementation  of the EU Savings Tax Directive or for any other reason,  we will use reasonable  efforts to avoid the application of withholding  taxes.  If we cannot  avoid the  withholding  taxes,  we have the right to redeem the  Notes.  If  withholding  taxes are  imposed  on  interest payments on the Notes,  we will  reduce the amount of  interest  that you will receive by the amount of the withholding taxes.

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

      The  activities  of our  service  providers  or loss of treaty  benefits could  expose us to United  States  federal net income  taxation,  which would reduce our funds available to make payments on the Notes.

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

      There can be no  assurance  that the  activities  of the  Servicer,  the
Administrative  Agent and other service  providers will not expose the Company and its  subsidiaries  to United States  federal net income tax on part or all of their  income,  which would reduce our funds  available to make payments on the Notes.

      United  States  withholding  taxes  currently  apply to one  lease,  may continue to do so, and may apply to other leases in the future.

      United  States  federal  income  withholding  taxes at a rate of 30% are applicable to lease  payments  relating to an aircraft  that was  re-delivered in  October  2002 and was  immediately  placed on lease to  Allegiant  Air,  a
United  States  airline,  and that lease makes no  provision  for  recovery of such  taxes  from  the  lessee.  The  lease  to  Allegiant  Air  has  a  lease expiration  date as of the date of  completion  of the next "C Check" for this aircraft,  which date is estimated to be in March 2006  (Allegiant  Air having exercised an extension  option on July 28,  2004).  There can be no assurance, however,  that any  subsequent  lease will  avoid  United  States  withholding taxes.  Likewise,  there  can be no  assurance  that  other  leases  will  not become subject to United States federal income tax withholding.

      The Company has incurred tax  liabilities  in 2003 and may have incurred additional  tax  liabilities  in prior  years,  in  respect  of unpaid  United
States  withholding  taxes relating to the  investment of certain  collections by the Cash Manager.

      The Cash  Manager  informed  the  Company  in 2003 that in past  periods certain  Company  collections  had been invested in United States money market funds,  and that the Cash  Manager  apparently  should  have  withheld  United
States  withholding  taxes from such  collections  but  failed to do so.  Upon being  informed of these  investments,  the Company  immediately  directed the
Cash Manager to cease  investing in such funds as the Deed of Charge  provides that  collections may not be invested in investments  that are subject to U.S.
withholding  tax.  The  Cash  Manager  indicated  that  withholding  taxes  of
$9,991  were due and owing to the United  States  government  for  investments relating to 2003,  and the Cash  Manager  paid such  amount  from  collections
otherwise  available  for  distribution  to  Noteholders.   The  Cash  Manager
further  indicated that it was reviewing its  withholding  tax  obligations in respect of the years prior to 2003,  and  provided  preliminary  estimates  of
$104,165,  $74,319  and  $24,871  that may be owed for  2000,  2001 and  2002,
respectively.   Although   the   estimates   for  2000,   2001  and  2002  are
preliminary  they suggest that if  withholding  taxes are owed for these three years,  the amounts  owed for each of these  three years will be greater  than the tax paid  for  2003.  Further,  the Cash  Manager  has not yet  determined whether  withholding taxes may be owed for years prior to 2000,  whether there may be additional  liabilities  for penalties and interest owing for any years or provided  even  preliminary  calculations  of potential  withholding  taxes owed for years  prior to 2000 or  penalties  and  interest  for any year.  The
Company has requested that the Cash Manager  provide,  on an expedited  basis, its  analysis of whether  such  amounts are owing and its  calculations  as to what  such  amounts  are.  The  Company  further  understands  that,  whatever course of action the Cash Manager  ultimately  determines to take, the Company may be  liable  for any  withholding  tax  amounts  not  remitted  by the Cash
Manager  to  the  United  States   government.   Although  the  investment  of
collections  in  investments  subject  to  withholding  appears  to have  been inconsistent  with the terms of the Deed of Charge,  the  Company  has not yet determined  the  remedies,  if  any,  that  may be  available  in  respect  of withholding  liabilities  it may  ultimately  bear.  Accordingly,  the  United
States  withholding tax liabilities  associated with the investment of Company collections  in United  States  money market funds may be borne in full by the
Company  and   ultimately   the   Noteholders   without  the  benefit  of  any
contribution from the Cash Manager.

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

      The Company is  obligated  to pay interest on the Notes and a portion of the  principal  of the  Class  A  Notes  from  the  revenue  generated  by the
Company's  leasing  operations.  The Company was  required to sell one or more further  aircraft  having an  aggregate  Initial  Appraised  Value of at least
$66,810,000  by June 27,  2003 in order to  comply  with the June  2003  Trust
Note Sales  Goal.  Further,  to comply with the Trust Note Sales Goal for June
27, 2004,  the Company was required to sell all of its  remaining  aircraft by that date.  As  discussed  herein,  due to market  conditions  in the aircraft industry it was not  possible to meet the Trust Note Sales Goals for  June 27,
2003 or for June 27,  2004 and remain in  compliance  with other  requirements of the Deed of Charge.  Proceeds  from the sale of  aircraft  are  required to be used to pay  principal  of the Notes in the  priority set forth in the Deed of Charge.  The  Servicer  has an ongoing  instruction  from us to market each and  every  aircraft  for  sale  in a  manner  consistent  with  our  Business
Objectives  and  the  other  requirements  of the  Deed  of  Charge.  However, selling  any of the  aircraft in the current  industry  environment  at prices consistent with compliance with our current  Business  Objectives is extremely difficult  and  there  can be no  assurance  that we will be able to repay the holders  of the  Class  A Notes  the  full  amount  owed  to  them  when  due.
Further,  based on current  projections,  we expect to have insufficient funds to  repay  some  or all of the  outstanding  Class  B Note  principal  and any further  Class C,  Class D and Class E Note  principal,  and we expect to have insufficient  funds to pay any further  step-up  interest  due on the Class A,
Class B, Class C or Class D Notes or any further  interest  due on the Class D and  Class E Notes.  An  Event of  Default  occurs  if we do not pay  interest
(excluding  additional interest,  default interest or step-up interest) on any
Note  within  five days of its due date.  This  Event of Default  occurred  on several  occasions  prior to fiscal year 2003 when we had  insufficient  funds to pay such interest in full to Class D  Noteholders  and has now been ongoing since  December  16,  2002.  The  Company  does not expect to have  sufficient funds  to  pay  any  further  Class  D  Note  interest.  See  "Item  3  -  Key
Information - Risk  Factors,"  and "Item 5 - Operating  and  Financial  Review
and  Prospects  -  Liquidity  and  Capital  Resources"  and  see  "Item  13  -
Defaults,  Dividend  Arrearages  and  Delinquencies"  for a discussion  of the limited  remedies  available  upon the occurrence of an Event of Default under these circumstances.

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

      During fiscal year 2004,  certain target  principal  payments  scheduled to be paid  to  holders  of  Class  A,  Class C and  Class  D  Notes,  certain interest  payments  due to holders of Class A, Class B and Class C Notes,  and all  interest  payments  due to  holders  of Class D and Class E Notes were in arrears.  As at the end of  fiscal  year  2004,  these  arrears  consisted  of
$70.810  million  of Class A Note  Target  Amount,  $0.942  million of Class A
Note  step-up  interest,  $0.407  million  of Class B Note  step-up  interest,
$4.304 million of Class C Note Target  Amount,  $0.390 million of Class C Note step-up  interest,  $5.177  million  of  Class D Note  Target  Amount,  $0.665 million  of Class D Note  step-up  interest,  $1.042  million  of Class D Note default  interest,  $7.130  million  of  Class D Note  regular  interest,  and
$52.705 million of Class E Note interest.

B.    Business Overview

      Business Objectives

      Our business  objectives  pursuant to the Deed of Charge (the  "Business
Objectives")  changed on June 27, 2004 and are now (a) to re-lease  certain of the aircraft  promptly after the scheduled  expiration  date of the applicable original  lease and to  manage  the  aircraft  with a view  towards  receiving rental  payments  under the existing  leases,  and, in the case of any renewed or replacement  lease relating to any aircraft,  to maximize the amount of any rental payments  thereunder so as to be able to make the required  payments of interest and  principal  on the  scheduled  payment  dates with respect to the senior  most  class of Notes  (namely  the Class A Notes),  (b) to market  and sell the  aircraft  at such  times  and for such  amounts  to  realize,  on an aggregate  basis,  an  amount  sufficient  to repay  in full  the  Outstanding
Principal  Balance  of the  senior  most  class of Notes  (namely  the Class A
Notes)  and (c) to the  extent  consistent  with the  objective  described  in clause (b) above,  upon the sale of the aircraft,  to realize the value of the aircraft on an  aggregate  basis so as to provide  the  maximum  return to the
Company on its  investment  therein,  in all cases  taking  into  account  the
present  and  anticipated  market  conditions   affecting  the  sale  of  used
aircraft  and the  commercial  aviation  industry  generally.  With respect to the  re-leasing,  marketing and sale of aircraft  described in clauses (a) and
(b) above,  the Deed of Charge  provides that our Business  Objectives  change after  certain  dates.  Accordingly,  (i) prior to June 27, 2001 our  Business
Objectives  were to (x) re-lease  aircraft to maximize  rental  payments so as to be able  to  make  required  payments  of  interest  and  principal  on the scheduled  payment  dates  with  respect to each class of Notes and (y) market and sell  aircraft  so as to repay the  Outstanding  Principal  Balance of all
Notes  and (ii)  from  June  27,  2001  through  June  26,  2004 our  Business
Objectives  were to (x) re-lease  aircraft to maximize  rental  payments so as to be able  to  make  required  payments  of  interest  and  principal  on the scheduled  payment  dates  with  respect  to the  Senior  Trust  Notes and (y)
market and sell aircraft so as to repay the Outstanding  Principal  Balance of the Senior Trust Notes.

      The  management  and  administration  of the leases and the  aircraft is conducted principally by Babcock & Brown, as servicer.

      Aircraft Leasing

      As of June  30,  2004,  our  fleet of  aircraft  was  comprised  of nine aircraft,  eight of which were on lease to seven  lessees  in seven  countries and one of which was off-lease.  As of June 30, 2004,  the remaining  terms of the  leases  ranged  from  approximately  seven  months to five  years and one month.  The  following  table  shows the  scheduled  terminations  by aircraft type and lessee for the leases  relating  to our  aircraft as of June 30, 2004
(except as noted with respect to the aircraft currently leased to Transaero):

Aircraft Type    Lessee                    Month and Year of Expiration
B737 - 400       Batavia                   March 2007
B737 - 400       Travel Service            March 2007
B737 - 400       AOG(1)                    -
B737 - 500       China Southern            March 2006
B757 - 200       First Choice Airways(2)   April 2005
B767 - 300ER     Air Canada                March 2007
B767 - 300ER     Air Canada                May 2007
MD83             Meridiana                 March 2006
MD83             Allegiant Air(3)          January 2005
______________________
(1)   This  aircraft was formerly  leased to Skynet with a lease  expiration  of
   March  2005.  At the  request  of  Skynet,  the  Company  agreed to the early return of this  aircraft  which  occurred on May 17,  2004.  On July 28, 2004 the aircraft was  re-leased to Transaero  for a five year term ending on July
   27, 2009.
(2)   First  Choice  Airways has an option to extend the lease to April 30, 2006 if it provides notice by December 1, 2004 that it will exercise such option.
(3)   Allegiant  Air, by a notice dated July 28, 2004,  exercised  its option to extend  this lease  until the next C check for this  aircraft  (estimated  to occur in March 2006).

      All of the leases  relating to our aircraft are  operating  leases under which  we (i) will  not  recover  fully  the  cost of each  aircraft  and (ii)
retain  the  benefit  and  assume  the  risk  of  the  residual  value  of the aircraft.  The  aircraft  are  included  as  assets on our  balance  sheet and depreciation  is  charged to income  over the  estimated  useful  lives of the aircraft.  See "Item 18 -  Consolidated  Financial  Statements  -Statement  of
Accounting  Policies  -  Aircraft."  Minimum  lease  rentals in respect of the aircraft  are  reported  as  revenue  over the term of the lease on a straight line basis.  Contingent rents are recorded as the contingency is resolved.

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
Notwithstanding  the  foregoing,  no  assurance  can be given that all lessees will  comply with the terms of their  related  leases or that all of the lease provisions  discussed  herein will be enforceable  against each lessee.  As of
August 31, 2004, the aggregate arrears for all lessees was $145,000.

      On April 1,  2003,  Air Canada  filed for  bankruptcy  protection  under
Canada's  Companies  Creditors   Arrangement  Act.  Under  the  terms  of  the
court's  order,  Air Canada's  lessors,  who wanted to continue  leasing their aircraft to Air Canada,  agreed to a 60 day moratorium on lease  rentals.  Air
Canada  subsequently  extended  this  moratorium.  Following  execution  of  a
Memorandum of Understanding  by Air Canada,  which became effective on October
20,  2003,  all rental  arrears for the two  aircraft  leased by Air Canada in
the  amount  of  $1,548,350   were  offset  against  the  Company's   required
contribution  of  $1,447,300   towards  the  S4C  check  on  one  of  the  two
aircraft.  Air Canada  paid the  remaining  arrears of $101,050 on October 23,
2003.  On November  17, 2003 the Company  submitted a claim for  approximately
$4.0 million in respect of the loss of the  contracted  lease  rentals on both of the  Company's  aircraft from the date that Air Canada  entered  bankruptcy protection  to the original  lease expiry  dates.  Legal fees  incurred by the
Company  as a result of the Air Canada  restructuring  were also  included  in the  claim.  We  are  advised  that  this  claim  has  been  approved  by  the bankruptcy  monitor.  The latest  indications  are that creditors will receive between  five and seven  U.S.  cents for each U.S.  dollar of claims  and that this will be  settled by an  issuance  of shares  (in ACE  Aviation  Holdings,
Inc.,  the new Air Canada  holding  company) to creditors.  Air Canada emerged from  bankruptcy on September 30, 2004 and it is currently  expected that such shares will be issued over a period of months beginning in October 2004.

      On  May  10,  2004  Skynet  advised  the  Servicer  that  it  wished  to terminate  the  leasing  of  MSN  24519  due  to  its  inability  to  generate sufficient  revenues  to support its  operations  and lease  payments.  On May
17, 2004 the Company  agreed to the early  return of the aircraft and a notice of  termination  was  served  on  Skynet.  Following  the  termination  of the lease,  the Skynet  cash  security  deposit  of  $296,000  was  applied to the outstanding  May and June 2004 rentals.  As a result of this  application,  on
June 1, 2004 the  Skynet  arrears  were  $365,902  comprising  of  maintenance
payment  arrears  of  $363,215  and  default  interest  due  of  $2,687.   The
Servicer  subsequently  informally  agreed with  Skynet that the lessor  would release  Skynet  from its  obligations  under  the  lease in  respect  of such
maintenance   payment  arrears  and  default  interest  provided  that  Skynet cleared  all of  its  payment  obligations  to  three  entities:  (i)  Shannon
Aerospace  (in  respect of a "C Check"  performed  on the  aircraft)  (ii) Aer
Rianta (in respect of arrears of landing  charges,  catering charges and fuel)
and (iii)  Eurocontrol (in respect of arrears of air navigation  charges).  As of  September 8, 2004 Skynet had  continued  to make all of their  installment payment  obligations to these three entities and the balance  outstanding  was in the aggregate approximately $0.703 million.

      Aircraft Fleet

      As of June 30,  2004,  our fleet was  comprised  of nine  aircraft.  Our aircraft  consist of widebody  and  narrowbody  Stage 3  Aircraft.  As of June
30, 2004,  two of the aircraft  were  classified as widebody  aircraft,  being two Boeing  767-300ERs.  The  remaining  seven  aircraft  were  classified  as narrowbody aircraft.

      As of June 30, 2004,  our  aircraft,  divided by  manufacturer,  were as follows:

                                COMPANY FLEET

                                                          Net Book Value
                                                         (in thousands of
Manufacturer         Aircraft Type         Number           dollars)(1)
Boeing               B737 - 400               3             $35,045
                     B737 - 500               1              10,590
                     B757 - 200               1              18,910
                     B767 - 300ER             2              60,530

McDonnell Douglas    MD83                     2              14,390
                                              -              ------
Total                                         9            $139,465
                                              =             =======

______________

(1)  Net book value in respect  of each of the nine  aircraft  is stated as of
     June 30, 2004.

      Aircraft Value

      We  have   obtained   three   desktop   appraisals   (without   physical
inspection)  of the  appraised  base  value of each  aircraft  as of June 2004 from Avitas, AISI and BK. Based on such desktop  appraisals,  the aircraft had
an  aggregate   appraised  base  value  of   $137,680,000,   $185,000,000  and
$207,170,000,  respectively,  or an average aggregate  appraised base value of approximately $176,620,000.

      We obtained desktop  appraisals  (without  physical  inspections) of the appraised  base value of the nine aircraft as of June 2003 from Avitas,  AISI, and  BK.  Based  on such  desktop  appraisals,  the  aircraft  had an  average aggregate  appraised base value of approximately  $205,820,000,  calculated as the average of the  appraised  base values as  determined  by the  Independent
Appraisers.

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

      We believe  that the  reduction in the average  appraised  base value of the nine  aircraft from  $205,820,000  as of June 2003 to  $176,620,000  as of
June 2004  representing  a reduction of 14.19% of the average  appraised  base value from the prior  year,  is due  primarily  to the ageing of the  aircraft and,  with respect to certain  aircraft,  those market  conditions  which have had a negative effect on aircraft values.

      As  discussed  in  the   Statement   of   Accounting   Policies  in  the
Consolidated   Financial  Statements  contained  in  Item  18,  the  Directors undertake a review to determine  whether an  impairment  charge is required in respect of both  aircraft  held for use and any  aircraft  held for sale.  The
Directors,  in applying SFAS 144, have  determined that the carrying value for eight of the  Company's  aircraft,  all of which  are  classified  as held for use,  is greater  than the  estimated  undiscounted  future net  cashflows  in respect of such  aircraft  and have  recorded an  impairment  charge for these aircraft equal to the difference between their carrying value and fair value.

      In  applying  SFAS  144 the  Directors  have  determined  that  the most appropriate  estimate  of the fair  value  of the  Company's  aircraft  is the average  Appraised Current Market Value,  which was in aggregate  $138,300,000 as at June  30,  2004  for the  nine  aircraft.  The  Independent  Appraisers'
assessment  of  Appraised   Current   Market  Value  reflects  the  underlying
economic  value of  aircraft  and  engines in normal  market  conditions.  The
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
lack of hard data  available on which to base  aircraft  valuations  for older aircraft of the type in our portfolio  and therefore the appraisal  process is more difficult.

      The Directors  believe that current market  conditions  (in  particular, the absence of  liquidity  and of willing  buyers and sellers for the types of aircraft  owned by the  Company) do not reflect the normal  market  conditions which  the  Independent  Appraisers  have  had to  assume.  Consequently,  the sales  value that could be  achieved  for the  aircraft in the event that they were  disposed  of in  the  current  market  may  be  less  than  the  average
Appraised  Current  Market  Value  and  carrying  value as at June  30,  2004.
Also,  if the  Company is required to sell the  aircraft  due to the  Required
Sale  Provision  the proceeds  from such sale may be even less than that which could be achieved in the current market.

      The  application  of the  accounting  policies  in the fiscal year ended
June 30, 2004 has led to an  impairment  charge of $13.053  million.  Previous charges  were  made at June  30,  2003,  June 30,  2002 and June 30,  2001 for
$14,378,000, $20,321,000 and $30,259,000, respectively.

      Following  the  terrorist  attacks of  September  11, 2001 and the other world events and  industry  factors  discussed  herein that  contributed  to a significant  downturn in the airline industry,  many airlines have been flying fewer  aircraft  and  downsizing  or reducing  planned  growth of their fleets during  this  period.  In  addition,  since  September  11,  2001 a number  of airlines have declared  bankruptcy  (including Air Canada,  our largest lessee as measured by our annual lease  revenue,  which  emerged from  bankruptcy  on
September  30,  2004) some of which have  ceased  operations.  Although  there have been some positive  trends in 2004 for the aircraft  industry it is still expected  that the industry  will  experience  some further  consolidation  as well  as  additional  bankruptcies  in the  near  future.  As a  result,  some aircraft  owned by or leased  to these  airlines  have been put on the  market for sale or lease.  Due to the loss of investor  appetite  and the  difficulty in  obtaining  financing  for the  purchase of the types of older  aircraft in our  portfolio,  there  are  fewer  potential  buyers  of  these  aircraft  on operating lease,  and the resulting  illiquidity in the market has caused sale prices of these aircraft to further  decline.  As discussed  above,  Appraised
Current  Market  Values  have been  estimated  by the  Independent  Appraisers based on value  curves  from the last  downturn  in the  aircraft  market.  An appraisal  is an  estimate of value and should not be relied upon as a measure of current sales value.  In the current  environment,  there is a lack of hard data  available on which to base  aircraft  valuations  for older  aircraft of the  type  in our  portfolio  and  therefore  the  appraisal  process  is more
difficult.   The  Directors   believe  that  current  market   conditions  (in
particular,  the absence of  liquidity  and of willing  buyers and sellers for the types of aircraft  owned by the Company) do not reflect the normal  market
conditions   which   the   Independent   Appraisers   have   had  to   assume.
Consequently,  the sales value that could be achieved  for the aircraft in the event that they were  disposed of in the  current  market may be less than the average  Appraised  Current  Market  Value and  carrying  value as at June 30,
2004.  Also,  if the  Company  is  required  to sell the  aircraft  due to the
Required  Sale  Provision  the  proceeds  from such sale may be even less than that which  could be  achieved  in the  current  market.  Although  it was not possible,  given the then current market conditions in the aircraft  industry, to comply with the Trust Note Sales Goals and achieve  sale prices  consistent with our then current Business  Objectives,  there can be no assurance that we will not be forced to sell one or more  aircraft  as a result of the  Required
Sale  Provision.  See  "Item  3 - Key  Information  - Risk  Factors  - We were unable to comply  with the Trust Note  Sales  Goals for June 2003 and for June
2004 and as a result we may be required  to sell  aircraft at the Class A Note
Target Price."

      The  foregoing  indications  of  appraised  base value  provided  by the
Independent  Appraisers  do not reflect  the value of the leases,  maintenance reserves,  security deposits or other related  collateral,  if any. All dollar amounts listed under this subsection are rounded to the nearest $0.1 million.

      Fleet Age Analysis

      The  weighted  average  age of our  aircraft by net book value was 13.87 years as of June 30, 2004.

      Lessees

      The lessees of our  aircraft  as of June 30, 2004  (except as noted with respect to the aircraft  currently  leased to  Transaero),  such lessees' home country and the respective  aircraft type and date of  manufacture  are as set forth below:

Lessee              Country                 Aircraft Type    Date of Manufacture
Air Canada          Canada                  B767 - 300ER     March 1991
                                            B767 - 300ER     August 1991
Allegiant Air       U.S.A.                  MD83             August 1989
Batavia             Indonesia               B737 - 400       November 1988
China Southern      People's Republic of    B737 - 500       July 1991
                    China
First Choice        United Kingdom          B757 - 200       March 1991
Airways
Meridiana           Italy                   MD83             July 1989
Transaero(1)        Russia                  B737 - 400       October 1989
Travel Service      Czech Republic          B737 - 400       March 1989
_______________
(1)   This aircraft was formerly  leased to Skynet,  an Irish company,  with a lease  expiration of March 2005.  At the request of Skynet,  the Company agreed to the early return of this  aircraft  which  occurred on May 17,
      2004.  On July 28, 2004 the aircraft was re-leased to Transaero.

      In fiscal year 2004,  four  lessees  accounted  for more than 10% of our leasing  revenue (Air Canada  27.87%,  Travel Service  14.94%,  China Southern
14.17%  and  Skynet  11.70%).  There are no leases  with  respect to which the present  value  of the  lease  payments  due  from  the  lessee  (utilizing  a discount  rate equal to the  average  coupon on the Notes)  exceeds 10% of the original aggregate principal balance of the Notes.

      Distribution of Revenue by Geographic Area

      The  following  table  sets forth the dollar  amount and  percentage  of total lease revenue  attributable  to the indicated  geographic  areas for the period from July 1, 2003 to and including June 30, 2004:

                                        Amount            Percentage
                                 --------------------- ----------------------
                                  (in thousands of
                                       dollars)
Europe                                   $6,118               40.32
Americas                                 $4,822               31.77
Asia/Pacific                             $4,235               27.91
                                        $15,175              100.00%
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
dollars.
------------------------------------------------------------------------------

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
September  11,  2001,  the  military  action  of the U.S.  and its  allies  in
Afghanistan,   the  terrorist  attacks  in  Bali,  Saudi  Arabia,   Spain  and
elsewhere,  the war in Iraq, the outbreak of SARS and the  subsequent  decline in the aircraft industry.

      Regional Concentrations.

      Asia  Concentration  - At  June  30,  2004,  15.4%  of our  aircraft  by appraised base value at June 30, 2004 were leased by operators in Asia.

      The  Asia  region  has  recovered  from  the  outbreak  of SARS in 2003.
According to IATA statistics recently released,  revenue passenger  kilometres
RPK in Asia  increased  by 29.4% for the first seven  months in 2004  compared to the same period in 2003.

      European  Concentration  - At June 30,  2004,  27.6% of our  aircraft by appraised  base  value at  June 30,  2004 were  leased by  operators  based in
"developed" Europe.

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

      RPK in Europe  increased  by 12.6% for the  first  seven  months of 2004 compared to the same period in 2003.

      North America  Concentration  - At June 30, 2004,  48.5% of our aircraft by  appraised  base  value at June 30,  2004 were  leased by two  airlines  in
North  America.  As in  Europe,  the  commercial  aviation  industry  in North
America  is  highly  sensitive  to  general  economic  conditions.  Since  air travel is largely  discretionary,  the industry has suffered severe  financial difficulties  during economic  downturns.  Over the last several years, nearly half of the major North  American  passenger  airlines  have filed for Chapter
11  bankruptcy  protection  (including  Air  Canada,  our  largest  lessee  as measured  by our annual  lease  revenue,  which  emerged  from  bankruptcy  on
September  30,  2004),  United  Airlines,  the second  largest  airline in the world,  and U.S.  Airways,  the sixth  largest  airline  in the world by fleet size) and several major United  States  airlines  have ceased  operations.  In addition,  Delta Airlines (the third largest  airline in the world as measured by fleet size) has indicated  that absent  significant  financial  concessions from its  employees,  it will also be forced to file for Chapter 11 bankruptcy protection.  Although  RPK in North  America  have  increased by 18.7% for the first seven  months of 2004  compared to the same period in 2003,  the decline in the airline  industry  following  the  terrorist  attacks of September  11,
2001  continues  to  be  a  significant   factor  in  the  United  States  and
additional bankruptcies of other United States airlines remain likely.

      Off  lease  aircraft  - As at  June  30,  2004,  one  of  our  aircraft, representing  8.5% of our aircraft by  appraised  base value at June 30, 2004,
was   off-lease   having   come  off  lease  on  May  17,  2004  in  an  early
termination.  It was  re-leased to another  lessee based in Russia on July 28,
2004.

      Payment History

      As  of  June  30,  2004,  there  were  no  outstanding   rental  arrears
(following  the  application  of the  Skynet  cash  security  deposit  towards outstanding May and June 2004 rentals (see "Aircraft Leasing")).

      As of June 30,  2004 there  were  arrears  of  $365,902  owed by Skynet, comprising of maintenance  payments  arrears of $363,215 and default  interest of $2,687.  The  Servicer  subsequently  informally  agreed to release  Skynet from  liability  under the lease in  respect  of these  arrears  (and  certain other  obligations)  if Skynet cleared all its payment  obligations to certain third parties with respect to the leased aircraft (see "Aircraft Leasing").

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

      In addition to general requirements  regarding  maintenance of aircraft, aviation  authorities  issue ADs  requiring  the operators of aircraft to take particular  maintenance  actions or make particular  modifications to a number of aircraft of  designated  types.  ADs normally  specify a period in which to carry out the required  action or  modification  and generally  enough time is allowed to permit the  implementation  of the AD in connection  with scheduled maintenance  of the  aircraft or engines.  The lessees  usually  bear the cost
of  compliance  with  ADs  issued  by  applicable  aviation   authorities  and
relevant  manufacturers'  recommendations.  We may be required to contribute a portion  of such  costs  over a  specified  threshold.  However,  if a  lessee fails to perform ADs  required on an aircraft or if an aircraft is  off-lease, we would bear the cost of  compliance  necessary  for the aircraft to maintain its  certificate  of  airworthiness.  In  such  circumstances,  funds  in  the collection  account will be  available  to mitigate  the costs of  compliance, although such use would reduce the  availability  of such amounts to cover the cost of  scheduled  maintenance.  There can be no  assurance  that such  funds will be  available  at the time  needed  or that any funds  available  will be sufficient for such purposes.

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

      Aviation  authorities in Europe and North America have recently  adopted regulations  requiring the installation of enhanced ground  proximity  warning systems  and  certain  other  systems  by 2005 such as Mode S  Elementary  and
Enhanced  Surveillance  Systems  which will shortly  become a  requirement  in
Europe in order to  accommodate  increased  growth in air  traffic.  Depending on whether the costs of complying  with these  regulations  are borne by us or the lessees,  installation  of these systems could result in significant  cash capital  expenditures  of  approximately  $500,000 per  aircraft  (operated in
Europe or North America) by us in 2004 through 2005.

      As a  result  of the  terrorist  attacks  of  September  11,  2001,  new security  directives  have been  adopted by aviation  authorities  such as the installation of reinforced  cockpit doors at a cost of  approximately  $50,000 per aircraft.  In addition,  the ICAO requires  contracting  states to mandate the  incorporation  of cockpit  doorway  surveillance  systems.  Depending  on whether  the cost of  complying  with such  directives  are borne by us or our lessees,  such directives could result in significant cash  expenditures by us in the future.

      The FAA  has  previously  announced  an AD that  requires  operators  of
MD-11,  MD-80 and DC-10  aircraft to replace  certain  insulation  blankets in order to  reduce  the risk of  fire.  The  estimated  cost to  implement  this modification  is $665,000  per  aircraft.  We have two MD-80  series  aircraft representing  12% of our  portfolio by appraised  base value at June 30, 2004.
This  modification  has been  implemented for one of our MD-80 series aircraft and the  modification  of our other  MD-80  series  aircraft is expected to be
completed  in  January  2005.  The  significant   costs  incurred  and  to  be
incurred  in causing  these two MD-80  series  aircraft  to comply  with these standards, are adversely impacting our results of operations.

      The FAA has  issued an AD  mandating  the  replacement  of main  landing
gear  shock  strut  pistons  on  MD-80  and  MD-90   aircraft   prior  to  the
accumulation  of 30,000  cycles on the existing  main landing gear shock strut
pistons.  The  cost  for  such  replacement  is  approximately   $265,000  per
aircraft.  Depending  on warranty  credit  provided by the  manufacturer,  the majority  of this  cost  may be  claimed  from the  manufacturer.  We have two
MD-80 series  aircraft  representing  12% of our  portfolio by appraised  base value at June 30, 2004.  Based on the current cycles  completed to date by our
MD-80 aircraft,  one of our aircraft may require this modification  within the next  twelve to  eighteen  months.  In the event that  warranty  credit is not available from the manufacturer for any aircraft,  we could incur  significant costs in ensuring our MD-80 aircraft comply with these  standards,  which will impact adversely on our results of operations.

      The FAA has  issued  a  number  of ADs  mandating  the  modification  of affected  lapjoints  on Boeing 737 aircraft  when the  aircraft has  completed
45,000  cycles.   The  estimated  cost  to  implement  such  modifications  is approximately  $1,000,000  per  aircraft.  We have four Boeing 737 aircraft in our  portfolio,  representing  32% of the portfolio by appraised base value at
June 30,  2004.  Based on the current  cycles  completed to date by our Boeing
737  aircraft,  one of our  Boeing  737  aircraft  is  likely  to  require  an inspection  in  connection  with these ADs in 2004 and may then require  these modifications  to be  implemented  .  We  could  incur  significant  costs  in ensuring  that our Boeing 737  aircraft  comply  with these  standards,  which could impact adversely on our results of operations.

      In 2003,  the FAA  issued an AD  mandating  a  re-design  of the  rudder systems of Boeing 737 aircraft  prior to November  2008.  The average cost per aircraft  of such  modifications  is  approximately  $182,000.  We  have  four
Boeing 737 aircraft in the  portfolio,  representing  32% of the  portfolio by appraised  base  value at June 30,  2004.  It is  expected  that we will incur the  full  cost of this  modification,  which  will  impact  adversely  on our results of operations.

      In  2003,  the FAA  issued  an AD that  requires  operators  of  Pratt &
Whitney PW4000 powered Airbus Industrie A300,  Airbus  Industrie A310,  Boeing
747,  Boeing 767 and McDonnell  Douglas  MD-11  aircraft to replace the engine compressor  case on each engine  installed on these aircraft  before  December
31,  2007.  The  estimated  cost  to  comply  with  this  AD is  approximately
$430,000  per  aircraft.  We have two  PW4000  powered  Boeing  B767  aircraft representing  42% of our  portfolio by appraised  base value at June 30, 2004.
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

      As a  consequence  of the  terrorist  attacks  of  September  11,  2001, airlines  worldwide  continue to experience  difficulties  in maintaining  war insurance  cover in the amounts  required under their leases with us and other lessors.  Until  recently,  our lessees have relied on  government  guarantees or indemnities to provide  coverage for third party  liability  (other than to passengers)  arising from war and  terrorism  risks,  above a greatly  reduced ceiling of cover  provided by the aviation  insurance  market as a reaction to the  events  of  September  11,  2001.  Although  most  governments  have  now terminated  their guarantee or indemnity  support,  presently two of our eight lessees  continue  to rely on  such  government  support  for  this  coverage.
There  can be no  assurance  that  if and  when  such  government  support  is removed  our  lessees  will be able  to  replace  that  support  by  insurance coverage.  If such  insurance  were not purchased or otherwise  available from government  support,  it may be  necessary  for the  relevant  aircraft  to be grounded.  Such  consequences  would  have a  material  adverse  impact on the financial  condition of our lessees and their  ability to perform  under their leases.  These  effects  could  cause a reduction  in our revenue  which would adversely affect our funds available to make payments on the Notes.

      Following   insurance  market  developments  in  the  aftermath  of  the terrorist  attacks of September 11, 2001, the insurance  market, on January 1,
2002,  ceased  offering cover for  Confiscation  by the State of  Registration
(as  required  under the  majority of  leases).  Such cover  became  available again from about mid 2003 albeit at increased cost,  with  additional  imposed conditions and only for certain  jurisdictions.  As of September  2004, all of our lessees had cover for  Confiscation by the State of Registration  with the exception  of our  lessees  in China and the United  States,  as this cover is not available in those jurisdictions.

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
2004.

      Overview

      We  commenced  operations  in 1992 to acquire and own a portfolio  of 14 commercial  passenger  jet  aircraft,  re-lease the aircraft as necessary  and sell the  aircraft in order to provide  funds to pay the  principal  amount of
the  Company's  debt  securities  at  maturity.   Substantially   all  of  our
business  consists of aircraft  operating lease  activities and aircraft sales as  required  to satisfy our Trust Note Sales  Goals.  We conduct  some of our leasing  operations  through our wholly owned  subsidiaries  Carotene Limited,
ALPS 92-1 UK Limited and ALPS 92-1 France  SARL,  which were  established  for the sole purpose of assisting us in accomplishing  our Business  Objectives by leasing  aircraft from us either  directly or indirectly and  re-leasing  them to  operators  where tax  considerations  or other  business  factors  make it desirable  to do so.  We  sold  one  of our  aircraft  to GPA in  March  1996, bought the WFC  Aircraft in November  1996,  and sold a B747-283B  aircraft to
WFC in  July  1997.  On  July  2,  1999,  we sold a  Fokker  100  aircraft  to
Besleasing,  on  June  27,  2000,  we  sold  an  A300B4-200  aircraft  to Cebi
Aviation  S.A.,  on  October  1,  2002  we  sold a  B737-300  aircraft  to JFM
Aviation  One LLC,  and on December  20, 2002 we sold an A320-200  aircraft to
Transamerica Aviation, LLC.

      Our net  income  consists  principally  of lease  revenue  and  interest income,  reduced by interest  expense,  general and  administrative  expenses, depreciation  and,  in some  years,  a provision  for  impairment  in aircraft values.

      Our results of  operations  have been and will continue to be determined by significant  factors such as (i) conditions in the civil aviation  industry
for  both  leased  and  owned  aircraft,   (ii)  the  mix,  relative  age  and
popularity  of the various  aircraft  types in our  portfolio  of aircraft and
(iii)  our  financial   resources  and  liquidity  position  relative  to  our
competitors,   most   of  whom   possess   substantially   greater   financial
resources.  We have operated in a difficult  financial market  environment for many of the  years  since  our  formation  in 1992.  Although  there  had been signs  of  recovery  in  the  civil  aviation  industry,  conditions  remained difficult  through  September  11, 2001 and  deteriorated  significantly  as a result of the  terrorist  attacks on that  date,  the  military  action of the
U.S. and its allies in  Afghanistan,  the war in Iraq,  the terrorist  attacks in various  parts of the world,  the outbreak of SARS,  and more  recently the significant increase in the price of oil.

      Recent Developments

      The  pre-existing  slowdown  in the  global  economy  and  its  negative effect on the  commercial  aviation  industry was  exacerbated by the economic and  political  fallout  from the  terrorist  attacks in the United  States on
September  11,  2001,  the  military  action  of the U.S.  and its  allies  in
Afghanistan,  the war in Iraq,  ongoing  terrorist attacks in various parts of the world and the outbreak of SARS.  More recently,  in 2004, the  significant increase in the price of oil has further  adversely  affected  the  commercial aviation industry.

      Despite  some  positive  trends  in  2004  in  the  commercial  aviation industry,  many of the factors  discussed herein as having adversely  affected
the  industry  since  September  2001,   continue  to  adversely   affect  the
financial  condition  of our  lessees and their  ability to perform  under the leases.  This has also  resulted  in reduced  demand for our  aircraft,  which impacts our ability to re-lease  aircraft on a timely  basis and at  favorable rates,  and a  reduction  in the value of our  aircraft.  These  effects  have caused a reduction in our cashflow available to make payments on the Notes.

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

      The current ratings on each class of the Notes are as follows:

                            Moody's                    Standard & Poor's
Class A                     Baa3                       BB
Class B                     Caa1                       B-
Class C                     Ca                         CCC/Outlook negative
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

      Lease Revenue

      Revenue  decreased  in fiscal  year  2000 due to the sale of the  Fokker
100  aircraft  and  the  A300B4-200  aircraft  in July  1999  and  June  2000, respectively.  Revenue  decreased  in fiscal  year 2001 due to the  re-leasing of various  aircraft at reduced  rates and the downtime of one of our B737-400 aircraft  which  was  subsequently  leased  to  a  lessee  in  India.  Revenue decreased  in  fiscal  year  2002 due to  downtime  of the same  B737-400  for approximately  three months,  reduced revenue from the B757-200 which was on a
"power-by-the-hour"  lease  but was  not  utilized  by the  lessee  for  eight months,  and new  "power-by-the-hour"  leases and lease extensions  negotiated with  a  number  of  lessees  which  generally  result  in  reduced  and  less dependable  rental income.  Revenue  decreased further in fiscal year 2003 due to the sale of our  B737-300  aircraft  on October 1, 2002 and the sale of our
A320-200  aircraft  on  December  20,  2002  as  well  as  the  re-leasing  or extension  of leases of various  aircraft at reduced  rates,  the failure of a lessee to make certain  rental  payments and downtime on one of our  aircraft.
Revenue  decreased  further in fiscal year 2004 for three  principal  reasons.
First,  Air  Canada,  the  lessee of our two  B767-300ER  aircraft,  filed for bankruptcy  protection on April 1, 2003 and  immediately  ceased making rental
payments.   In  October   2003,   following   execution  of  a  memorandum  of
understanding  with the Company  involving a restructuring of lease terms, Air
Canada   resumed   payment  of   rentals.   However   these  have  been  at  a
significantly  lower level than the rentals  received in the prior fiscal year due to the terms of the  restructured  leases (which are "power-  by-the-hour"
leases)  and the fact that the  utilisation  of the  aircraft up to April 2004 was  relatively  low.  Secondly,  the  lease of one of our  B737-400  aircraft expired during fiscal year 2004 and this aircraft was  subsequently  re-leased at a  significantly  lower monthly lease rate.  Thirdly,  the lease of another of our B737-400  aircraft was terminated  during fiscal year 2004 and no lease rentals  were  received by the Company for the  aircraft for the months of May
and  June  2004.  Further,   three  of  our  leases  are   "power-by-the-hour"
leases.  "Power-by-the-hour"  leases  generally  result  in  reduced  and less dependable lease income.

      Our  ability to make  payments  of  interest  will depend in part on the successful  re-leasing  of our one aircraft with a lease which expires in 2005
(assuming  the existing  lessee of such  aircraft does not exercise its option to extend the lease).  See "Item 3 - Key  Information  - Risk  Factors - Risks
Relating  to  Leasing  of  Aircraft."  A new lease of such  aircraft  may bear
fixed  or  floating  rate  payments.   The  rental  rate  achieved  upon  such
re-leasing  will be  affected  by a  number  of  factors  including  the  age, condition and  jurisdiction  of  registration  of the aircraft,  the perceived credit  risk of the  lessee,  demand for the  particular  aircraft  type,  the availability  and price of competing  new and used  aircraft,  the market into which the  aircraft  is leased,  the terms of the lease and  general  economic factors such as interest  rates,  inflation  and the general  availability  of credit.  Uncertainty  with  respect to short to medium term  future  prospects of the  aircraft  industry  has  resulted  in a  number  of  aircraft  lessees
requiring   restructuring   of   leases.   A   number   of  new   leases   and
restructurings  have also shifted  certain  aircraft  maintenance and overhaul costs to the Company,  as lessor.  Generally,  our lease  restructurings  have resulted in reduced  rates,  deferred  payments or early  returns of aircraft.
These  conditions,  particularly  should they  continue,  are likely to affect our  lessees'  ability to make rent and other  lease  payments,  are likely to impair our ability to re-lease  aircraft  on a timely  basis and at  favorable rates and are likely to reduce the value of the aircraft  for  possible  sale.
These  factors  have caused and are  expected to continue to cause a reduction in our  funds  available  to make  payments  on the  Notes.  See "Item 3 - Key
Information - Risk Factors - Risks Relating to Payments on the Notes."

      Lease  revenue  attributable  to lessees  based in Europe has  decreased over the nine year  period  since  fiscal  year  1995,  decreasing  from $22.7 million  for fiscal  year 1995 to $6.1  million  for fiscal  year 2004.  Lease revenue  attributable  to lessees based in Asia has also  decreased from $13.6 million to $4.2 million over the same period.  Lease revenue  attributable  to lessees  based in North  America  has  decreased  from  $11.4  million to $4.8 million  and lease  revenue  attributable  to lessees  based in  South/Central
America has  decreased  from $6.6  million to zero over the same  period.  The decrease in lease revenue  attributable  to lessees based in Europe,  Asia and
North  America is primarily  the result of the  portfolio  being  reduced from fourteen  to  nine  aircraft  during  the  period  and  also a  result  of all aircraft  being  re-leased  at lower  rates.  The  decrease  in lease  revenue attributable  to lessees based in  South/Central  America is the result of our leasing  the  aircraft  to lessees in other  regions  upon  expiration  of the leases to airlines in South/Central  America.  The most significant  decreases in lease rates have been in respect of the aircraft  with  "power-by-the-hour"
leases and in the reduced  lease  rates for the two  B767-300ER  aircraft.  In connection  with the re-lease or sub-lease of an aircraft,  we are required to satisfy certain criteria  regarding  geographic  concentrations and the credit ratings of the  countries of domicile of new lessees or  sublessees  unless we receive  confirmation  from each  applicable  rating  agency that not doing so will  not  result  in the  withdrawal  or  lowering  of such  rating  agency's then-current  rating of  certificates  representing  interests in any class of the  Notes.  All our  current  leases  provide  for rental  payments  based on fixed  rates  (some  lessees  are based on  "power-by-the-hour"  fixed  hourly rates and others on fixed monthly rates)  whereas the interest  obligations on the Notes are  based on fixed and  floating  rates.  A  material  increase  in
LIBOR may  adversely  impact our cashflow in respect of expenses.  See "Item 3
- Key Information - Risk Factors - Risks Relating to Payments on the Notes."

      Sales Revenue

      The Deed of Charge sets out the  following  Trust Note Sales Goals which required us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
     Value as of June 3, 1996)              were to be Satisfied
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

      As discussed  above,  since  September 11, 2001,  the market for sale of
older  used   aircraft  such  as  our  aircraft  has  been   extremely   poor.
Nevertheless,  in  order  to  meet  the  June  2002  Trust  Note  Sales  Goal,
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
of  aircraft  to comply with the June 2003 Trust Note Sales Goal and needed to sell all of our  aircraft  to  comply  with the June  2004  Trust  Note  Sales
Goal. At our  direction,  the Servicer has  periodically  been  marketing each of our aircraft  for sale in order to meet the ongoing  Trust Note Sales Goals in  a  manner  consistent  with  the  requirements  of  the  Deed  of  Charge.
However,  the  current  market  for sale of older  used  aircraft  such as our aircraft is  extremely  poor and it is not likely the market for our  aircraft will improve prior to the final maturity date of the Notes.

      In fiscal year 2003, the marketing  efforts of the Servicer  resulted in two offers to purchase the B757-200  aircraft,  but both offers were at prices
significantly   below  the  Class  C  Note   Target   Price.   After   careful
consideration  of these offers,  the Company's  obligations  under the Deed of
Charge  (notably  the  Business  Objectives  contained  therein)  and the then
current  and  possible  future  market   conditions  for  aircraft  sales  and
leasing,  we concluded  that it would not be consistent  with the terms of the
Deed of Charge for the Company to accept either such offer.

      We did not comply  with the Trust  Note Sales Goal for June 27,  2003 or for  June  27,  2004  as we were  unable,  given  the  then  current  aircraft industry market  conditions,  to sell  sufficient  aircraft at the sale prices required by our then current  Business  Objectives.  To the extent the Company has not  complied  with the Trust Note Sales Goals,  on or after  December 27,
2004, the Company will be required,  subject to the pre-emption  rights of the
Class D and Class E  Noteholders,  to accept any Sale Offer for the sale of an aircraft  if the  proposed  sale  price is at least  equal to the Class A Note
Target Price.  The Class A Note Target  Price,  were all of the aircraft to be sold  at  the  same  time,  is  defined  in  the  Deed  of  Charge  to be  the
Outstanding  Principal  Balance  of  the  Class  A  Notes  (currently  $77.472 million)  plus accrued and unpaid  Class A Note  regular  interest at the time of sale and certain then outstanding expenses of the Company.

      Impairment

      In  accordance  with  SFAS  144,  the  Directors  undertook  a review to determine  whether an  impairment  charge is  required  in respect of the nine aircraft, all of which were classified as held for use as at June 30, 2004.

      This  review has  determined  that the  carrying  value for eight of the aircraft is greater than the  estimated  undiscounted  future net cashflows in respect  of such  aircraft  and the  Directors  have  recorded  an  impairment charge for these  aircraft  equal to the  difference  between  their  carrying value and fair  value.  For the  purpose of  measuring  impairment  losses for long-lived  assets,  the Directors have determined  that the most  appropriate estimate  of  the  fair  value  of  the  Company's  aircraft  is  the  average
Appraised  Current Market Value as calculated by the  Independent  Appraisers.
The average Appraised  Current Market Value was in the aggregate  $138,300,000 as at June  30,  2004  for the  nine  aircraft.  The  Independent  Appraisers'
assessment  of  Appraised   Current   Market  Value  reflects  the  underlying
economic  value of  aircraft  and  engines in normal  market  conditions.  The
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
lack of hard data  available on which to base  aircraft  valuations  for older aircraft of the type in our portfolio  and therefore the appraisal  process is more difficult.

      The Directors  believe that current market  conditions  (in  particular, the absence of  liquidity  and of willing  buyers and sellers for the types of aircraft  owned by the  Company) do not reflect the normal  market  conditions which  the  Independent  Appraisers  have  had to  assume.  Consequently,  the sales  value that could be  achieved  for the  aircraft in the event that they were  disposed  of in  the  current  market  may  be  less  than  the  average
Appraised  Current  Market  Value  and  carrying  value as at June  30,  2004.
Also,  if the  Company is required to sell the  aircraft  due to the  Required
Sale  Provision  the proceeds  from such sale may be even less than that which could be achieved in the current market.

      The  application  of the  accounting  policies  in the fiscal year ended
June 30, 2004 has led to an  impairment  charge of $13.053  million.  Previous charges  were made at June 30,  2003,  June 30,  2002 and at June 30, 2001 for
$14.378 million, $20.321 million and $30.259 million, respectively.

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

Impairment

      The  Directors  have  reviewed the  Company's  fleet for  impairment  in accordance  with  SFAS  144.  Under  SFAS  144,  the  Company's  policy  is to evaluate for  impairment  when an asset's  carrying  value is greater than its estimated  undiscounted  future net  cashflows.  The amount of the  impairment charge is the  difference  between  the  asset's  carrying  value and its fair value.  The Directors have concluded  that the estimated  undiscounted  future net  cashflows  to be  generated by eight of the  Company's  aircraft  will be
less  than  their  carrying  value.   Consequently   eight  of  the  Company's
aircraft have been written down to their fair value.

      In determining  fair value, the Directors use external  valuations.  For the purposes of  measuring  impairment  losses for aircraft  held for use, the
Directors  have  determined  that the most  appropriate  estimate  of the fair value of the  Company's  aircraft  is the  average  Appraised  Current  Market
Value,  as  calculated  by the  Independent  Appraisers.  An  appraisal  is an estimate  of value and  therefore  should  not be relied  upon as a measure of current  sales  value.  In the  current  environment,  there is a lack of hard data  available on which to base  aircraft  valuations  for older  aircraft of the  type  in our  portfolio  and  therefore  the  appraisal  process  is more
difficult.   The  Directors   believe  that  current  market   conditions  (in
particular,  the absence of  liquidity  and of willing  buyers and sellers for the types of aircraft  owned by the Company) do not reflect the normal  market
conditions   which   the   Independent   Appraisers   have   had  to   assume.
Consequently,  the sales value that could be achieved  for the aircraft in the event that they were  disposed of in the  current  market may be less than the average  Appraised  Current  Market  Value and  carrying  value as at June 30,
2004.  Also,  if the  Company  is  required  to sell the  aircraft  due to the
Required  Sale  Provision  the  proceeds  from such sale may be even less than that which could be achieved in the current market.

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

Going Concern

      The Consolidated  Financial  Statements have been prepared assuming that the Company will continue in operational  existence,  for a reasonable  period of  time,  up to one  year  beyond  the  date  of the  Consolidated  Financial
Statements.   Note  4  to  the  Consolidated  Financial  Statements  sets  out certain  matters that have had a significant  adverse effect on the ability of the  Company's  lessees to make rent and other  payments and  consequently  on the Company's  ability to make  interest and  principal  payments on the Notes on a  timely  basis  and  in  full.  Note  1  to  the  Consolidated  Financial
Statements  describes  the effect of these  matters on the  Company's  payment obligations,  those  provisions  of the Deed of  Charge  concerning  Events of
Default and the  Required  Sale  Provision  of the Deed of Charge  which could require  the  Company to  dispose of some or all of its fleet and  accordingly discontinue or substantially  curtail  operations.  These matters give rise to substantial doubt about the Company's ability to continue as a going concern.

      For  the  reasons  given  in  note  1  to  the  Consolidated   Financial
Statements  the  Directors  consider  that it is  appropriate  to prepare  the
Consolidated  Financial  Statements on a going concern basis at this time. The
Consolidated  Financial  Statements do not include any adjustments  that would arise  in the  event  that the  Company  was  unable  to  continue  as a going concern.

Results of  Operations  - Fiscal  Year Ended June 30, 2004  compared  with the
Fiscal Year Ended June 30, 2003

      Aircraft Leasing

      Lease revenue,  which constitutes  substantially all of our revenue, was
$15.2  million  for the fiscal year ended June 30,  2004,  a decrease of 23.2%
from the  corresponding  figure of $19.8  million  for the  fiscal  year ended
June 30, 2003.  This  decrease was due  primarily to reduced  revenue from the
Company's two B767-300ER  aircraft which were on  "power-by-the-hour"  leases, downtime  of one of our  B737-400  aircraft  following  its early  return from
Skynet,  re-leasing  of one of our B737-400  aircraft at a lower rate,  and by reduced rental rates negotiated by a number of lessees.

      General and Administrative Expenses

      General  and  administrative   expenses  consist  principally  of  lease
management  fees, cash  management  fees,  directors' and officers'  insurance and legal and  professional  fees.  General and  administrative  expenses have decreased  from $5.9  million  for the fiscal year ended June 30, 2003 to $3.2 million for the fiscal year ended June 30,  2004,  a decrease of 45.4%.  Lease management  fees  decreased  by 38.5% from $1.3  million  in the  fiscal  year ended June 30,  2003 to $0.8  million in the fiscal  year ended June 30,  2004 as a result of lower lease  revenue  income.  Aircraft  costs of $0.1  million were  incurred  in the  fiscal  year  ended June 30,  2004  (compared  to $1.9 million in the prior  fiscal year) in  connection  with the  redelivery  of an aircraft,  the lease in respect of which expired  during the fiscal year.  Our
D&O insurance  premium  increased  from $480,000 in the fiscal year ended June
30,  2003 to  $936,000 in the fiscal year ended June 30, 2004 due to a general increase in D&O insurance  premiums  across all  industries and an increase in the  level of  insurance  cover  compared  to that  obtained  in the  previous fiscal year.

      Depreciation

      Depreciation  of $10.8  million  was  charged  for the fiscal year ended
June 30, 2004 and $12.0 million for the fiscal year ended June 30, 2003.

      Impairment  in Aircraft Values

      In accordance  with SFAS 144, the Directors of the Company  reviewed the carrying value of the aircraft  against the sum of the estimated  undiscounted future net cashflows of the aircraft and determined  that  shortfalls  existed for eight of the  aircraft,  all of which are  classified  as held for use, as their  carrying  value  was more  than the sum of the  estimated  undiscounted future net cash  flows of these  aircraft.  The  Directors  therefore  made an impairment  charge for each of these aircraft equal to the difference  between their  carrying  value and their fair value.  A charge for  impairment  of the book value of aircraft  of $13.053  million was made for the fiscal year ended
June 30, 2004.  See "Overview - Impairment" above.

      The decline in the fair value of the  aircraft is due  primarily  to the ageing of the  aircraft,  and with respect to certain  aircraft,  those market conditions  which  have  had a  negative  effect  on  aircraft  values.  These conditions have continued to result in a reduction in lease rates.

      Maintenance Reserves

      The Company has provided for future  expected  lessor  contributions  to
AD,  modification  and overhaul  costs of $10.263  million in respect of seven aircraft.

      Bad Debts

      A  provision  of $0.366  million  has been made as at June 30, 2004 with respect  to  amounts  outstanding  from  Skynet,  the  former  lessee  of  one
B737-400  aircraft whose lease was terminated  during the fiscal year.  During the fiscal year ended June 30, 2004,  $0.172  million was recovered in respect of amounts  outstanding  from Air Canada against which provision had been made in the fiscal  year ended June 30,  2003.  The net bad debt  position  for the fiscal year ended June 30, 2004 is therefore a provision of $0.194 million.

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

      Our cash  resources  were reduced  during  fiscal year 2004. At June 30,
2004, cash resources  equaled $24.9 million  compared to $26.5 million at June
30,  2003.  This  reduction  was due  primarily  to a reduction in the overall level  of the  Liquidity  Reserve  Amount  required  to be  maintained  by the
Company  as well as the fact  that as at June 30,  2004 the  actual  amount of cash  held by the  Company  representing  the  Liquidity  Reserve  Amount  was
$715,000 below such required level.

      Cash from Operating Activities

      Net cash  provided by operating  activities  amounted to $6.3 million in fiscal  year  2004,  $1.0  million  in fiscal  year 2003 and $16.1  million in fiscal year 2002.  This  reflects  cash  received in respect of lease  rentals of $16.1  million in fiscal year 2004,  $17.7  million in fiscal year 2003 and
$31.1  million in fiscal year 2002.  Cash paid in respect of interest was $3.1 million  in fiscal  year  2004 as  compared  to $6.2  million  in fiscal  year
2003.  Cash paid in respect of  interest  is paid under the Deed of Charge and is limited to the net cash  provided by  operating  activities.  The  decrease in  net  cash  provided  by  operating  activities  is  primarily  due  to the reduction in lease rental  income and interest  and  principal  payments  made during the  fiscal  year ended  June 30,  2004.  During the fiscal  year ended
June 30, 2003,  there were maintenance  payments of $1.8 million  primarily in respect  of two  B737-400,  one  B757-200  and one MD83  aircraft.  During the fiscal  year ended  June 30,  2004 there  were  maintenance  payments  of $4.5 million  primarily  in  respect of one  B757-200,  two  B737-400  and two MD83
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

      From  1996  through  June 30,  2004,  approximately  $207.2  million  of principal and $145.4 million of interest has been paid to the Noteholders.

      The Company's Cash Needs

      During fiscal year 2004,  certain target  principal  payments  scheduled to be paid  to  holders  of  Class  A,  Class C and  Class  D  Notes,  certain interest  payments  due to  holders  of Class A, Class B and Class C Notes and all  interest  payments  due to  holders  of Class D and Class E Notes were in arrears.  As at the end of  fiscal  year  2004,  these  arrears  consisted  of
$70.810  million  of Class A Note  Target  Amount,  $0.942  million of Class A
Note  step-up  interest,  $0.407  million  of Class B Note  step-up  interest,
$4.304 million of Class C Note Target  Amount,  $0.390 million of Class C Note step-up  interest,  $5.177  million  of  Class D Note  Target  Amount,  $0.665 million  of Class D Note  step-up  interest,  $1.042  million  of Class D Note default  interest,  $7.130  million  of  Class  D Note  interest  and  $52.705 million of Class E Note interest.  Our current  projections  for the remainder of fiscal year 2005 and  thereafter  indicate  that we will not be able to pay any further  interest on the Class D and Class E Notes or any further  step-up interest on the Class A, Class B, Class C and Class D Notes.

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

      The  timing  and  amount of  principal  payments  on the  Notes  will be primarily  a function of the Target  Balances  (as such term is defined in the
Prospectus)  for the respective  classes of Notes.  Such Target  Balances were determined  based  on  certain  assumptions,  including  among  other  things, assumptions  regarding  the  timing  of  receipt  and  amount of  proceeds  of aircraft  sales and lease  payments.  Our actual  experience  in  selling  and leasing aircraft has resulted in proceeds  received by us being  significantly less  than that  provided  in these  assumptions.  For the  reasons  discussed under "Item 3 - Key  Information  - Risk  Factors" and "Item 5 - Operating and
Financial  Review and  Prospectus  -  Operating  Results"  we expect  that the difference  between these  assumptions and actual  experience will increase as the industry  experiences  a period of prolonged  decline.  The  Servicer,  at
the  Company's  direction,   has  periodically  been  marketing  each  of  the
aircraft  for  sale;  however,  the  sales  market  for our used  aircraft  is extremely  weak  at this  time.  The  Company  is  continuing  to  review  all alternatives  in order to maximize  the amount  available  to pay  outstanding principal  and interest to the  noteholders  while  attempting  to comply with the  Business  Objectives  and the other  requirements  of the Deed of Charge.
However,  there can be no assurance  that we will be able to repay the holders of the Class A Notes the full  amount  owed to them when due.  Further,  based on our  current  projections,  we expect to have  insufficient  funds to repay some or all of the  outstanding  Class B Note  principal and any further Class
C, Class D and Class E Note principal.  Our operative  documents  restrict our
ability  to  consider  many   traditional   forms  of  financing  and  thereby
circumscribe  the  options  available  to us.  We cannot  offer any  assurance that  viable  alternative  arrangements  will be  available  to us or that any alternative  arrangement  selected  will  be  successful.  See  "Item  3 - Key
Information - Risk  Factors,"  "Item 4 - Information  on the Company - History
and Development of the Company" and "Item 13 - Defaults,  Dividend  Arrearages
and Delinquencies."

      The Deed of Charge sets out the  following  Trust Note Sales Goals which required us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
     Value as of June 3, 1996)              were to be Satisfied
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

      As discussed  above,  since  September 11, 2001,  the market for sale of
older  used   aircraft  such  as  our  aircraft  has  been   extremely   poor.
Nevertheless,  in  order  to  meet  the  June  2002  Trust  Note  Sales  Goal,
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
of  aircraft  to comply with the June 2003 Trust Note Sales Goal and needed to sell all of our  aircraft  to  comply  with the June  2004  Trust  Note  Sales
Goal. At our  direction,  the Servicer has  periodically  been  marketing each of our aircraft  for sale in order to meet the ongoing  Trust Note Sales Goals in  a  manner  consistent  with  the  requirements  of  the  Deed  of  Charge.
However,  the  current  market  for sale of older  used  aircraft  such as our aircraft is  extremely  poor and it is not likely the market for our  aircraft will improve prior to the final maturity date of the Notes.

      In fiscal year 2003, the marketing  efforts of the Servicer  resulted in two offers to purchase the B757-200  aircraft,  but both offers were at prices
significantly   below  the  Class  C  Note   Target   Price.   After   careful
consideration  of these offers,  the Company's  obligations  under the Deed of
Charge  (notably  the  Business  Objectives  contained  therein)  and the then
current  and  possible  future  market   conditions  for  aircraft  sales  and
leasing,  we concluded  that it would not be consistent  with the terms of the
Deed of Charge for the Company to accept either such offer.

      We did not comply  with the Trust Note Sales  Goals for June 27, 2003 or for  June  27,  2004  as we were  unable,  given  the  then  current  aircraft industry market  conditions,  to sell  sufficient  aircraft at the sale prices required by our then current Business Objectives.

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
outstanding.

      The Deed of Charge  provides  that the  failure to comply  with the June
2004 Trust Note Sales  Goal  gives the  Noteholders  the right to replace  the
Servicer at the  direction  of  Noteholders  representing  at least 66 2/3% of the Outstanding  Principal  Balance of the Class A, Class B, Class C and Class
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
Company  has not  complied  with  the  Trust  Note  Sales  Goals,  on or after
December  27,  2004,   the  Company  may  be  required  to  sell  aircraft  in
accordance with the Required Sale Provision.

      Except as noted below, the Company's  collection  account is required to be  maintained  at a balance  equal to  $22,191,000  (the  "Liquidity  Reserve
Amount").  In  May  2004,  the  level  of the  Liquidity  Reserve  Amount  was reduced from  $22,691,000  with the approval of the rating  agencies.  Part of the Liquidity  Reserve Amount  consists of  maintenance  reserves and security deposits  received  in cash  from  certain  lessees  under  the terms of their leases.  The  Liquidity  Reserve  Amount  may be used  to pay for  maintenance performed  on  aircraft,  certain  contingencies  in respect of the  aircraft,
repayment  of  cash  security   deposits  and  other   Company   expenses  and
liabilities,  including,  among  other  things,  interest  due on the Class A,
Class B and Class C Notes and costs  incurred in removing  any lien imposed by
Eurocontrol,  in  performing  ADs  on  the  aircraft  or in  re-possessing  or re-leasing  any aircraft,  to the extent that  available  collections  are not sufficient  therefor,  in accordance  with the priority of payments set out in the Deed of Charge.  The Company must  augment the  Liquidity  Reserve  Amount on a monthly  basis out of available  collections  to the extent it is used to pay such interest,  costs,  expenses or  liabilities.  In accordance  with the
Deed  of  Charge,  the  Company  may  in  certain   circumstances  reduce  the
Liquidity  Reserve  Amount.  The  balance of funds in the  collection  account may fall below the  Liquidity  Reserve  Amount at any time and the Company may continue to make  payments  required on the Class A, Class B and Class C Notes provided  that the balance of funds in the  collection  account  does not fall below the "Maintenance  Reserve Amount"  (currently $10 million).  The Company believes its  maintenance  funding  arrangements  to be  sufficient,  based on
anticipated  future  maintenance   expenses,   to  provide  the  Company  with
sufficient  liquidity  to meet  its  ongoing  maintenance  liabilities.  As at
June 30,  2004,  the actual  amount of cash held by the  Company  representing the  Liquidity  Reserve  Amount  was  $715,000  below  the  required  level of
$22,191,000,  and as at September  30, 2004 the actual  amount of cash held in this account was $857,000 below such required level.

C.    Research and Development, Patents and Licenses

      Not applicable.

D.    Trend Information

      The  pre-existing  slowdown  in the  global  economy  and  its  negative effect on the  commercial  aviation  industry was  exacerbated by the economic and  political  fallout  from the  terrorist  attacks in the United  States on
September  11,  2001,  the  military  action  of the U.S.  and its  allies  in
Afghanistan,  the war in Iraq,  ongoing  terrorist attacks in various parts of the world and the outbreak of SARS.

      In recent  years,  a number of initially  small low cost  airlines  have
emerged  with  radically   reduced  fares,   and  the  attempt  by  the  older
traditional  "legacy"  carriers to compete by matching  the fares of these low cost airlines has  contributed to many of these larger  airlines  experiencing significant  financial  losses due to their  inability  to  adequately  reduce their  greater  costs of  operation.  A number of these larger  airlines  have recently  emerged  from,  filed for or are  indicating  that they are close to filing for  bankruptcy.  Air Canada,  our largest  lessee,  as measured by our annual lease  revenue and the ninth  largest  airline in the world as measured
by  fleet  size,   filed  for  bankruptcy  in  April  2003  and  emerged  from bankruptcy  on September  30, 2004.  United  Airlines  and U.S.  Airways,  the
second and sixth largest airlines in the world,  respectively,  as measured by fleet size, are currently  subject to Chapter 11 bankruptcy  protection  (U.S.
Airways  for  the  second  time  in two  years).  Delta  Airlines,  the  third largest  airline in the world as measured by fleet size,  is  indicating  that absent  significant  financial  concessions  from  its  employees  it  will be forced  to  declare  bankruptcy.  Although  many  of  these  bankruptcies  and threatened  bankruptcies of the largest  airlines in the world are essentially restructurings  to reduce  the  airline's  cost  base they do often  result in
fleet   reductions   and  in  some  cases  have  the   potential  to  lead  to
liquidations.  When these  large  airlines  reduce  the size of their  fleets, supply of used  aircraft in the market  increases and  negatively  affects the lease rates and sale  proceeds  we can obtain for our  aircraft.  Further,  if any of these  airlines  or any other large  airlines  were to  liquidate,  the addition  of their  aircraft  portfolios  into the  marketplace  would  likely cause  significant  volatility  to  lease  rates  and  sale  prices  for  used aircraft.  In  addition,  other  airlines,  including  certain of our lessees, have  suffered  large losses or face severe  financial  difficulties.  Indeed,
Skynet,  one of  our  lessees  from  January  2003  to May  2004,  has  ceased operations  and  returned  the aircraft we had leased to them ten months prior to the scheduled expiration of their lease.

      Significant  increases  in  the  cost  of  fuel  in  2004  have  further strained  the  financial  viability  of many  airlines.  At the  beginning  of
2004,  the  IATA  forecasted  a $3  billion  profit  for  the  global  airline industry  for calendar  year 2004.  This  projection  was based on among other things,  a positive  trend that began in the last twelve months of an increase in the number of airline  passengers.  RPK has  increased  in every  region in the first seven  months of 2004 as  compared to the same period in 2003.  This increase  was  particularly  significant  in  Asia  as the  airlines  in  Asia continued to rebound from SARS related  issues.  The IATA  projection was also predicated  on a number  of  assumptions  including  the  assumption  that the average  price of oil in 2004  would be $30 per  barrel.  Assuming  all  other assumptions  remained  unchanged,  but that the average oil price were instead
$33 per  barrel  the  IATA  industry  forecast  changed  to  project  that the industry  would break even,  and if the average  price were  assumed to be $36 per barrel,  the forecast  varied further to project a $3 billion loss for the industry.  As at  January  31,  2004,  June  30,  2004,  August  31,  2004 and
September  30, 2004 the price of oil was  approximately  $32, $36, $41 and $50 per barrel, respectively.

      The depressed  aircraft  market that has existed for the last four years has  meant  it has not been  possible  for the  Company  to sell  aircraft  at prices  consistent  with  the  Business  Objectives  set  out in the  Deed  of
Charge.  Lease rates also suffered from the increase  after  September 2001 in availability  of  aircraft,  although  in the past  twelve  months the overall number of used  aircraft  available  for lease and sale has begun to  decrease and lease rates have now begun to increase.  However,  the resulting  positive impact has been less  significant  for older  aircraft such as ours.  Further, the  potential  for  volatility  as a  result  of  airline  restructurings  or liquidation,  or the  occurrence  of other adverse  world events  remains.  We have  experienced  a  significant  decline in lease rates upon  re-leasing  or extending  leases as compared to lease  rates prior to  September  2001 and we have  received  requests  from certain  lessees to  restructure  their leases.
Although the  situation  is now  improving,  our  business has been  adversely affected by these negative  developments  in the industry  during this period, particularly in respect of new aircraft  leases and the increased  negotiating power by lessees  to,  among  other  things,  require  that  certain  aircraft
maintenance,   modification   and  overhaul   expenses  and  the  expenses  of
complying  with  ADs be  paid  by the  Company.  As a  result  of the  loss of investor  appetite and the difficulty in obtaining  financing for the purchase of the types of older  aircraft  in our  portfolio,  there  are few  potential buyers of these  aircraft on operating  lease,  and the resulting  illiquidity in the market has caused  sale prices of these  aircraft  to further  decline.
There have been few sale  transactions  of older aircraft such as the aircraft in our  portfolio  that we are  aware of in the  past  twelve  months  and the difficulty  in selling  these types of older  aircraft  in the current  market has had an  adverse  effect on sales  prices  generally.  The sales  prices we received  for the  aircraft  we sold in fiscal  year 2003,  in our  efforts to comply with the Trust Note Sales Goals,  reflected  the industry  wide decline in sales prices for older aircraft.

      There has been a decline of 14.19% in the average  appraised  base value of our  fleet of nine  aircraft  from  June 30,  2003 to June  30,  2004.  The appraised  base  values  are based  upon the value of the  aircraft  at normal utilization  rates in an open,  unrestricted and stable market,  and take into
account  long-term  trends,   including  current  expectations  of  particular
models  becoming  obsolete  more  rapidly  than  previous  predictions.  As  a theoretical  value,  the  appraised  base  value is not  indicative  of market value and it is not  likely  that we would  obtain  the  appraised  base value upon  sale  of any  aircraft,  since  we  might  sell  at a low  point  in the
business  cycle,   and  since  appraised  base  values  are   forward-looking.
Further,  it is likely that certain of our aircraft,  particularly  the MD-80s and  737-400/500s,  are permanently  impaired,  which would negatively  impact the future appraised base values of these models.

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

E.    Off-Balance Sheet Arrangements

      None.

F.    Tabular Disclosure of Contractual Obligations

                                  Payments due by period as at June 30, 2004
                         --------------------------------------------------------------
                                                   $million
                         --------------------------------------------------------------
                            Total    less than       1-3 years    3-5 years   more than
                                       1 year                                  5 years
                         --------------------------------------------------------------
Contractual Obligations
(i)   Long-Term Debt     $274.319         -        $274.319         -           -
   Obligations - Notes

(ii)  Purchase             $0.9436     $0.4718       $0.4718        -           -
   Obligations -
   Servicer and Cash
   Manager Fees

                         ------------  ----------  -----------  ----------  -----------
Total                    $275.2626     $0.4718     $274.7908        -           -
                         ============  ==========  ===========  ==========  ===========

(i)   The Company is  obligated  to pay interest on the Notes and a portion of the  principal  of the Class A Notes from the revenue  generated  by the
      Company's  leasing  operations.  Proceeds  from the sale of aircraft are required to be used to pay  principal  of the Notes in the  priority set forth in the Deed of Charge.

      The matters  described  in "Item 3 - Key  Information  - Risk  Factors -
      Risks  Relating to Payments  on Notes"  have had a  significant  adverse effect on the  Company's  revenue and on the  Company's  ability to make
      payments  on  the  Notes  on  a  timely  basis  and  in  full.   Current
      projections  indicate  that  there will not be  sufficient  funds to pay any  further  interest on or repay any  principal  of the Class E Notes, pay any  further  interest  on or repay  any  further  principal  of the
      Class D Notes,  repay any further principal of the Class C Notes,  repay some or all of the  outstanding  principal  of the  Class B Notes or pay any further step-up interest on the Class A, B, C or D Notes.

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

      The  failure of the  Company to pay  principal  of the Class A, Class B,
      Class C or Class D Notes on any day prior to their final  maturity  date due to  insufficient  cash  collections  will not constitute an Event of
      Default  with  respect  to such  class of Notes.  The  limited  recourse nature of the Notes  means that no amounts  will be payable in excess of the available collections.

(ii)  The annual  commitment  to the Servicer is $454,800 plus 1% of the basic rent amount  received  and 1% of the basic rent  amount due.  The annual commitment to the Cash Manager is $17,000.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEEDS

A.    Directors and Senior Management

      Board of Directors

      Our  Directors  and  their  ages,   business   addresses  and  principal
activities are as follows:

Name                       Age   Business Address        Principal Activities
------------------------   ---   ---------------------   ---------------------
Mr. Frederick W. Bradley,  77    764 Norgate, Westfield  Retired - Senior Vice
Jr.                              New Jersey, United      President, Citibank,
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
Chamness  serves for a term of unlimited  duration  until  removed or replaced by WFC. Mr.  Bradley's  term expired in the second  calendar  quarter of 2003, when he was  re-appointed  to the Board.  Mr.  Robinson's  term expired in the second calendar  quarter of 2004, when he was  re-appointed to the Board.  Mr.
Bradley's  term  expires  again in the second  calendar  quarter of 2005.  Mr.
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
of the Company.

      In  accordance  with our  Memorandum  and Articles of  Association,  the holder of the  Class E Notes,  currently  WFC,  is  entitled  to  appoint  one member of the Board of  Directors.  Since  June 12,  2002,  Mr.  Chamness  has
been the Director appointed to the Board by WFC.

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

      Administrative Agent and Company Secretary

      Our Administrative  Agent and Company  Secretary,  Mourant & Co. Limited
and Mourant & Co. Secretaries Limited,  respectively,  provide  administrative and accounting services to the Board of Directors including:

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

      Additionally,  Mr.  Robinson  is paid fees of  approximately  Euro 6,400 per  annum,  fees of up to £3,000  per annum and fees of Euro  4,000 per annum as  compensation  for  acting as a  Director  of the  Company's  wholly  owned
Irish, English and French subsidiaries, respectively.

      The Company has no other officers.

C.    Board Practices

      None of the Directors  have service  contracts and none of the Directors are  entitled to benefits on  termination  of their  office.  The Company does
not  have  a   remuneration   committee.   In  September   2002,  the  Company
established  an  Audit  Committee   which   currently   consists  of  the  two
Independent  Directors.  Prior to this  time,  audit  committee  matters  were considered  at the regular  meetings of the full Board.  See "- Directors  and
Senior   Management  -  Board  of  Directors"   and  "-Audit   Committee"  for
additional  information  concerning  our  Directors  and the Audit  Committee, respectively.

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

      Mourant & Co.  Limited  is the  Administrative  Agent and  Mourant & Co.
Secretaries  Limited is the Company  Secretary.  Their  affiliate,  Mourant du
Feu & Jeune,  is Jersey,  Channel Islands legal counsel to the Company and its directors.

C.    Interests of Experts and Counsel

      Not applicable.

ITEM 8.     financial information

A.    Consolidated Statements and Other Financial Information.

      Consolidated financial statements are listed in Item 18.

      We are not a party to any material legal proceedings.

B.    Significant Changes

      There have been  significant  changes which have occurred since the date of the annual  financial  statements.  These  changes are explained in Note 15 of "Item 18 - Consolidated Financial Statements."

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

ITEM 10.    Additional information

A.    Share Capital

      Not applicable

B.    Memorandum and Articles of Association

      The  following   summary   contains  a   description   of  the  material
provisions of our Memorandum  and Articles of  Association  (which we refer to as our  Memorandum and our Articles  respectively)  and does not purport to be complete and is qualified in its entirety by reference to our  Memorandum  and
Articles, copies of which were previously filed.

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

Directors' Compensation

      All Directors are  compensated  for travel and other  expenses  incurred by them in the  performance  of their  duties.  Our Articles  provide for each
Independent  Director  to be paid an  aggregate  fee of $50,000  per annum for his services (or such higher  amount,  not  exceeding  $100,000 per annum,  as shall be fixed by the  holders  of our  shares).  On  October  24,  2003,  our shareholders  approved  an  increase  in these fees based on the change in the
U.S.  Consumer  Price  Index  from June 1996 to June  2003.  As a result  each
Independent  Director  now  receives  a fee  of  $58,600  per  annum  for  his services.  Each  Independent  Director is also entitled to an  additional  fee of  $1,000  for each day,  or  portion  thereof,  on which he is  required  to travel  (excluding the quarterly  Board meetings held in Jersey) on account of
Company  business.  Our Articles  provide  that the Director  appointed by the holder of the  Company's  Class E Notes is not  entitled to  remuneration  for his  services.  The  provisions of our Articles may only be changed by special resolution  passed by the  holders of our shares (as to which see  'Changes to
Shareholders' Rights' below).

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

      Withholding Taxes

      Based upon the  Company's  qualification  as an exempt  company,  in the opinion of Jersey Tax  Counsel,  no Jersey  withholding  tax will be  deducted from interest and other amounts paid on the Notes on account of Jersey taxes.

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

      European Union Directive on the Taxation of Savings Income

      On June 3, 2003,  the EU  Council  of  Economic  and  Finance  Ministers
adopted  a  directive  on the  taxation  of  savings  income  in the  form  of interest  payments  (the "EU Savings  Tax  Directive").  It is proposed  that, subject to a number of important  conditions  being met,  each EU Member State will,  from July 1, 2005,  be  required to provide to the tax  authorities  of another EU Member  State  details of payments of  interest  (or other  similar income) paid by a person within its  jurisdiction  to or for the benefit of an individual resident in that other EU Member State; however,  Austria,  Belgium
and   Luxembourg   will  instead  apply  a   withholding   tax  system  for  a
transitional period in relation to such payments.

      Jersey is not  subject to the EU Savings  Tax  Directive.  However,  the
Policy & Resources  Committee of the States of Jersey has  announced  that, in
keeping  with  Jersey's  policy  of  constructive   international  engagement,
Jersey  proposes to introduce a withholding  tax system in respect of payments of interest,  or other similar income, made to an individual  beneficial owner resident  in an EU Member  State by a paying  agent  situate  in  Jersey  (the terms  "beneficial  owner" and  "paying  agent" are  defined in the EU Savings
Tax  Directive).  The  withholding  tax system would apply for a  transitional period prior to the  implementation of a system of automatic  communication to
EU  Member  States  of  information  regarding  such  payments.   During  this
transitional  period,  such an individual  beneficial  owner resident in an EU
Member  State will be entitled to request a paying  agent not to withhold  tax from such  payments  but  instead  to apply a system by which the  details  of such payments are  communicated  to the tax authorities of the EU Member State in which the beneficial owner is resident.

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

Certain Tax Considerations Regarding Subsidiaries

      The Irish  subsidiary  is subject to Irish  corporation  tax at the rate of 10% on its trading income and 25% on its non-trading income.

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
In  general,  an exposure  to  interest  rate risk  arises when the  Company's fixed and floating  interest  rate  obligations  on its Notes do not correlate to the fixed rate lease rental  receipts for different  rental  periods.  This interest rate  exposure can be managed  through the use of interest rate swaps and other  derivative  instruments.  Our lease  collections are invested based upon  recommendations  of the Cash Manager.  We have determined that it is not necessary to invest our lease  collections in swaps,  options or other hedging alternatives.  Although  we may  invest  in  such  instruments  if we and  our
advisors  determine  that  such  investments  are  appropriate,   we  and  our
advisors do not  currently  anticipate  any need for such  investments  in the foreseeable  future.  There can be no assurance  that the strategy  adopted to invest or to not invest in such  instruments  at any time will be effective in protecting  your payments of interest in an environment of material  increases to LIBOR.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                   PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      During fiscal year 2004 and to date,  regular  interest  payments due to holders of Class D Notes were in arrears.  The Deed of Charge  provides  that, so long as the  Class  A,  Class B or  Class  C  Notes  are  outstanding,  the holders of Class D Notes are not permitted to serve an  Enforcement  Notice on the  Company in respect of an Event of Default  caused by failure to pay Class
D Note  regular  interest;  however,  default  interest  of 1% of such  unpaid interest  shall  accrue and be owed to holders of Class D Notes in  accordance with the priority of payments  set forth in the Deed of Charge.  As at the end of fiscal  year 2004,  arrears  consisted  of $70.810  million of Class A Note
Target  Amount,  $0.942  million  of  Class A Note  step-up  interest,  $0.407 million  of Class B Note  step-up  interest,  $4.304  million  of Class C Note
Target  Amount,  $0.390  million  of  Class C Note  step-up  interest,  $5.177 million  of  Class  D Note  Target  Amount,  $0.665  million  of  Class D Note step-up  interest,  $1.042  million of Class D Note default  interest,  $7.130 million  of Class D Note  regular  interest  and  $52.705  million  of Class E
Note  interest.  As of September  15, 2004,  the unpaid  amounts  consisted of
$77.472  million  of Class A Note  Target  Amount,  $1.042  million of Class A
Note  step-up  interest,  $0.458  million  of Class B Note  step-up  interest,
$4.304 million of Class C Note Target  Amount,  $0.441 million of Class C Note step-up  interest,  $5.177  million  of  Class D Note  Target  Amount,  $1.127 million  of Class D Note  default  interest,  $0.750  million  of Class D Note step-up  interest,  $8.215  million  of  Class  D Note  regular  interest  and
$54.779  million of Class E Note interest.  Our inability,  during fiscal year
2004 or to date,  to pay these  amounts,  other  than the  $8.215  million  of
Class D Note  regular  interest  (discussed  above),  does not  constitute  an
Event of Default.

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
required us to approve sales of our aircraft on an ongoing basis:

        Aircraft to be Sold
   (measured by Initial Appraised         Date by which Sales Goals
     Value as of June 3, 1996)              were to be Satisfied
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

      As discussed  above since  September  11,  2001,  the market for sale of
older  used   aircraft  such  as  our  aircraft  has  been   extremely   poor.
Nevertheless,  in  order  to  meet  the  June  2002  Trust  Note  Sales  Goal,
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
of  aircraft  to comply with the June 2003 Trust Note Sales Goal and needed to sell all of our  aircraft  to  comply  with the June  2004  Trust  Note  Sales
Goal. At our  direction,  the Servicer has  periodically  been  marketing each of our aircraft  for sale in order to meet the ongoing  Trust Note Sales Goals in  a  manner  consistent  with  the  requirements  of  the  Deed  of  Charge.
However,  the  current  market  for sale of older  used  aircraft  such as our aircraft is  extremely  poor and it is not likely the market for our  aircraft will improve prior to the final maturity date of the Notes.

      In fiscal year 2003, the marketing  efforts of the Servicer  resulted in two offers to purchase the B757-200  aircraft,  but both offers were at prices
significantly   below  the  Class  C  Note   Target   Price.   After   careful
consideration  of these offers,  the Company's  obligations  under the Deed of
Charge  (notably  the  Business  Objectives  contained  therein)  and the then
current  and  possible  future  market   conditions  for  aircraft  sales  and
leasing,  we concluded  that it would not be consistent  with the terms of the
Deed of Charge for the Company to accept either such offer.

      We did not comply  with the Trust Note Sales  Goals for June 27, 2003 or for  June  27,  2004  as we were  unable,  given  the  then  current  aircraft industry market  conditions,  to sell  sufficient  aircraft at the sale prices required by our then current Business Objectives.

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
outstanding.

      The Deed of Charge  provides  that the  failure to comply  with the June
2004 Trust Note Sales  Goal  gives the  Noteholders  the right to replace  the
Servicer at the  direction  of  Noteholders  representing  at least 66 2/3% of the Outstanding  Principal  Balance of the Class A, Class B, Class C and Class
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
Company  has not  complied  with  the  Trust  Note  Sales  Goals,  on or after
December  27,  2004,   the  Company  may  be  required  to  sell  aircraft  in
accordance  with the Required  Sale  Provision.  See "Item 3 - Risk  Factors,"
"Item  4 -  Information  on the  Company  -  History  and  Development  of the
Company"  and  "Item 5 -  Operating  and  Financial  Review  and  Prospects  -
Liquidity and Capital Resources."

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

            The Company's  disclosure  controls and procedures are designed to
provide   reasonable   assurance  of  achieving  their  objectives,   and  the
Company's   Board  of  Directors   have  concluded  that  these  controls  and
procedures are effective at the "reasonable  assurance"  level.  However,  the
Company  believes  that a control  system,  no  matter  how well  designed  or operated,  cannot  provide  absolute  assurance  that  the  objectives  of the control  system  are met,  and that no  evaluation  of  controls  can  provide absolute  assurance that various types of corporate  operational  risks within a company,  particularly  one such as this that  relies  exclusively  on third parties  for all  services,  will be  detected  in a  timely  manner.  See for example  "Item 3 - Key  Information  - Risk Factors - As a result of incorrect
LIBOR  calculations by the Reference  Agent,  holders of Class A, Class B, and
Class C Notes were  overpaid on certain  payment  dates and holders of Class D and Class E Notes were  underpaid by equivalent  amounts on such dates" and "-
The  Company  has  incurred  tax  liabilities  in 2003 and may  have  incurred additional  tax  liabilities  in prior  years,  in  respect  of unpaid  United
States  withholding  taxes relating to the  investment of certain  collections by the Cash Manager."

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

ITEM 16.

      Reserved.

Item 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

            We  have  no  audit  committee  financial  expert  as  defined  in
Section 407 of the  Sarbanes-Oxley  Act of 2002. Our audit  committee  members are financially  literate  professionals  whose  qualifications and experience are  set  forth  above  under  "Item  6 -  Directors,  Senior  Management  and
Employees" and who  collectively  have the skills and  experience  required to discharge  fully  the  duties  of the audit  committee.  Out  audit  committee members  are  non-executive  directors  of  the  Company.  While  we  have  no executive  management  of our  own,  we  have  access  to  independent  expert advice,  including  that of the  administrative  agent,  for all our financial reporting  services.  Since the Company is a  liquidating  trust whose purpose is  to  service  the  Notes  through  the  leasing,  re-leasing  and  sale  of aircraft,  we believe that the primary  interest and focus of our  Noteholders is the amount of funds available to pay principal and interest on the Notes.

Item 16B.   CODE OF ETHICS

      The Company has adopted a code of ethics.  The code is  applicable  only to the  Directors of the Company as the Company is a special  purpose  vehicle that does not employ any principal  executive  officer or principal  financial officer  or other  employees.  All  members of the Board of  Directors  of the
Company  are  non-executive.  A copy of the code of ethics for the  Company is available upon request from the Administrative Agent.

Item 16C.   PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

                        Year Ended June 30, 2004          Year Ended June 30, 2003
                                    % Approved by                     % Approved by
                                    Board / Audit                     Board / Audit
                      U.S.$           Committee          U.S.$          Committee
Audit Fees           108,312             100%            85,063           100%
Audit-Related Fees    60,849             100%            39,626           100%
Tax Fees               9,127             100%             5,763           100%
All Other Fees        18,255             100%            18,208           100%
                    -----------   -------------------   ---------   ------------------
                    -----------   -------------------   ---------   ------------------
Total                196,544             100%           148,660           100%
                    ===========   ===================   =========   ==================

      The Audit  Committee of the Company,  established  in September 2002 and which  consists  of the two  Independent  Directors  has  adopted  a policy of pre-approving  all audit and  non-audit  services  provided  by the  Company's
Principal  Accountant.  Prior to the  establishment of the Audit Committee all audit and non-audit fees were approved by the Board.

      Audit  related  fees in the table  above for the  years  ended  June 30,
2004 and 2003 relate to review of our annual report on Form 20-F.

      Tax fees in the table  above for the years  ended June 30, 2004 and 2003 relate to tax filing in Ireland.

      All Other Fees in the table  above for the year ended June 30,  2004 and
2003 relate to tax advice,  accounting  advice and  statutory  filings for our subsidiaries.

Item 16D.   Exemption From the Listing Standards for Audit Committee

      Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

      None.

                                   PART III
ITEM 17.

      Not applicable

ITEM 18.    CONSOLIDATED FINANCIAL STATEMENTS

      See pages F-1 through F-21.

ITEM 19.    EXHIBITS

      8.    List of subsidiaries.

      31.   Rule 15d-14(a) Certification.

      32.   Section 1350 Certification.

            CERTAIN DEFINITIONS AND TECHNICAL TERMS

"A300B4 - 200 aircraft" ...............     The Airbus  A300B4 - 200 aircraft  with
                                            serial  number  127  which  we  sold to
                                            Cebi Aviation S.A. on June 27, 2000.
"Administrative Agency Agreement"......     The   Administrative   and  Secretarial
                                            Services  Agreement,  dated  October 1,
                                            2003, between the Administrative  Agent
                                            and the  Company  pursuant to which the
                                            Administrative   Agent   maintains  the
                                            corporate   books   and   records   and
                                            provides    certain     administrative,
                                            secretarial  and other  services to the
                                            Company.
"Administrative Agent".................     Mourant & Co. Limited.
"ADs"..................................     Airworthiness directives.
"AISI".................................     Aircraft Information Services, Inc.
"Allegiant Air"........................     Allegiant Air, LLC.
"ALPS 94-1 Limited"....................     Aircraft        Lease         Portfolio
                                            Securitization 94-1 Limited.
"ALPS  Trust"..........................     The charitable  trust for whose benefit
                                            the  Nominees  hold 10 Ordinary  Shares
                                            of the Company.
"Avitas"...............................     Avitas, Inc.
"B747-283B Aircraft"...................     The  B747-283B   aircraft  with  serial
                                            number  22381  which  we sold to WFC on
                                            July 24, 1997.
"Babcock & Brown"......................     Babcock & Brown Limited.
"Batavia"..............................     PT Metro Batavia.
"Besleasing"...........................     Besleasing  Mobiliaria  - Sociedade  de
                                            Locacao Financeira S.A.
"BK"...................................     BK Associates, Inc.
"Business Day".........................     A day on  which  commercial  banks  and
                                            foreign    exchange    markets   settle
                                            payments  in U.S.  dollars  in  London,
                                            England and New York, New York.
"Business Objectives"..................     Shall  have the  meaning  set  forth on
                                            page 29.
"Cash Management Agreement"............     The Cash  Management  Agreement,  dated
                                            as of the  Closing  Date,  between  the
                                            Company and the Cash Manager,  pursuant
                                            to  which  the  Cash  Manager  provides
                                            certain cash management,  computational
                                            and  other  related   services  to  the
                                            Company.
"Cash Manager".........................     Deutsche  Bank Trust  Company  Americas
                                            (f/k/a Bankers Trust Company).
"China Southern".......................     China Southern Airlines.
"Class A Notes"........................     The  Company's  Class A Notes issued on
                                            the Closing Date.
"Class A Note Target Amount"..........      Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class A Note Target Price"............     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class B Notes"........................     The  Company's  Class B Notes issued on
                                            the Closing Date.
"Class B Note Target Amount"..........      Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class B Note Target Price"............     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class C Notes"........................     The  Company's  Class C Notes issued on
                                            the Closing Date.
"Class C Note Target Amount"...........     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class C Note Target Price"............     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class D Notes"........................     The  Company's  Class D Notes issued on
                                            the Closing Date.
"Class D Note Target Amount"..........      Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class D Note Target Price"............     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Class E Notes"........................     Collectively,  the  Class  E-1 Note and
                                            the Class E-2 Note.
"Class E-1 Note".......................     The Company's  Class E-1 Note issued on
                                            the Closing Date in a principal  amount
                                            of $82,918,150.
"Class E-2 Note".......................     The Company's  Class E-2 Note issued on
                                            the Closing Date in a principal  amount
                                            of $100.
"Closing Date".........................     The Closing Date of the  refinancing of
                                            the Company, June 27, 1996.
"Company"..............................     Aircraft        Lease         Portfolio
                                            Securitisation  92-1 Limited,  a public
                                            limited liability company  incorporated
                                            in Jersey,  together  with,  unless the
                                            context   otherwise    requires,    any
                                            subsidiaries thereof.
"Company Secretary"....................     Mourant & Co. Secretaries Limited
"debis AirFinance".....................     debis AirFinance  Ireland plc (formerly
                                            known as AerFi Group plc and,  prior to
                                            that,  GPA Group  plc),  together  with
                                            its consolidated subsidiaries.

"Deed of Charge".......................     The  Deed  of  Charge,  Assignment  and
                                            Priorities,  dated  as of  the  Closing
                                            Date,  among  inter  alia the  Company,
                                            Deutsche    Trustee   Company   Limited
                                            (f/k/a    Bankers    Trustee    Company
                                            Limited) as security trustee,  Deutsche
                                            Bank  Trust  Company  Americas  (f/k/a/
                                            Bankers   Trust   Company),   the  Cash
                                            Manager,  the  Servicer,  the holder of
                                            the  Class E-1 Note and  certain  other
                                            persons to secure,  among other things,
                                            the Notes.
"DTC"..................................     The Depository Trust Company
"Enforcement Notice"...................     A notice  given by  holders of Notes of
                                            a class  representing  at least  662/3%
                                            in  aggregate   Outstanding   Principal
                                            Balance  of Notes of that  class to the
                                            Company,  with a copy  to the  Security
                                            Trustee,     declaring    all    unpaid
                                            principal  of and interest on the Notes
                                            of such  class  to be  immediately  due
                                            and payable.
"EU"...................................     The European Union.
"Eurocontrol"..........................     European  Organisation  for the  Safety
                                            of  Air  Navigation,   the  centralized
                                            European  agency  established  in  1960
                                            pursuant     to    an     international
                                            convention  relating to cooperation for
                                            the safety of air navigation.
"EU Savings Tax Directive".............     Shall  have the  meaning  set  forth on
                                            page 68.
"Event of Default".....................     An event of  default  with  respect  to
                                            the Notes under the Deed of Charge.

"Exchange Act Rule"....................     A rule from the  Rules and  Regulations
                                            promulgated  under the U.S.  Securities
                                            Exchange Act of 1934, as amended.
"FAA"..................................     The     U.S.      Federal      Aviation
                                            Administration.
"FASB".................................     The  Financial   Accounting   Standards
                                            Board.
"Financial Consultant".................     Deutsche  Bank Trust  Company  Americas
                                            (f/k/a Bankers Trust Company).
"First Choice Airways".................     First  Choice  Airways  Limited  (f/k/a
                                            Air 2000 Limited).
"Fokker 100 aircraft"..................     The Fokker  100  aircraft  with  serial
                                            number   11287   which   we   sold   to
                                            Besleasing on July 2, 1999.

"GPA"..................................     GPA  Group  plc  (renamed  AerFi  Group
                                            plc,  effective  November  23, 1998 and
                                            renamed debis  AirFinance  Ireland plc,
                                            effective December 20, 2000),  together
                                            with its consolidated subsidiaries.
"IATA".................................     International       Air       Transport
                                            Association.
"ICAO".................................     International       Civil      Aviation
                                            Organization.
"Independent Appraisers"...............     AISI, Avitas and BK.
"Independent Directors"................     Directors   of  the   Company  who  are
                                            independent  of  holders of the Class E
                                            Notes.
"Initial Appraised Value"..............     The  average  appraised  base  value of
                                            each of the 14  aircraft  owned  by the
                                            Company  on the  Closing  Date (or,  in
                                            the case of the WFC Aircraft,  acquired
                                            by the Company  subsequent  thereto) as
                                            of June 3,  1996  obtained  from  AISI,
                                            Avitas  and  BK,  and as set  forth  on
                                            Exhibit V of the Deed of Charge.
"Insurance Advisor"....................     Aon Group Limited.
"Istanbul".............................     Istanbul Hava Yollari A.S.
"JAA"..................................     The   European   Joint    Airworthiness
                                            Authorities.
"Jersey Tax Counsel"...................     Mourant du Feu & Jeune.
"LIBOR"................................     London   Interbank   Offered  Rate  for
                                            deposits in U.S.  dollars as determined
                                            in  accordance  with  the  terms of the
                                            relevant Note.
"Liquidity Reserve Amount".............     Shall  have the  meaning  set  forth on
                                            page 51.
"Maintenance Expenses".................     Shall  having the  meaning set forth on
                                            page 5.
"Meridiana"............................     Meridiana S.p.A.
"Nominees".............................     Collectively,  Juris Limited and Lively
                                            Limited,  the  nominees for the trustee
                                            of the ALPS Trust.
"Notes"................................     The  Company's  Class A Notes,  Class B
                                            Notes,  Class  C  Notes,  Class D Notes
                                            and  Class  E  Notes.  The  Notes  have
                                            been  issued  pursuant  to the  Deed of
                                            Charge.  Holders  of each  class of the
                                            Pass  Through  Certificates,  Series  A
                                            referenced  on the  cover  page of this
                                            Form  20-F  derive   their   rights  to
                                            payments  from the  payments due on the
                                            related    class    of    the    Notes.
                                            Therefore,     all     references    to
                                            noteholders,   Notes   and  any   class
                                            thereof   throughout   this  Form  20-F
                                            should be read to apply  equally to the
                                            certificateholders,   certificates  and
                                            any class thereof, respectively.
"Note Target Price"....................     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"Old Class A Notes"....................     The   $208,400,000   Secured  Class  A1
                                            Floating  Rate  Notes  due  1997,   the
                                            $104,200,000  Secured Class A2 Floating
                                            Rate    Notes    due   1997   and   the
                                            $70,400,000  Secured  Class A3 Floating
                                            Rate  Notes  due  1997  issued  by  the
                                            Company.
"Old Class B Notes"....................     The $104,000,000  Secured Class B Fixed
                                            Rate  Notes  due  1997  issued  by  the
                                            Company.
"Old Class M Notes"....................     The   $34,000,000   Secured   Class   M
                                            Floating  Rate Notes due 1997 issued by
                                            the Company.
"Old Notes"............................     The Old  Class A,  Old  Class B and Old
                                            Class M Notes.
"Old SM Loan"..........................     The   $78,150,000   loan  made  to  the
                                            Company pursuant to the  Supermezzanine
                                            Loan  Agreement,  dated  June  16,1992,
                                            among the Company,  Citibank,  N.A. and
                                            Credit Lyonnais,  originally payable in
                                            1997.
"Ordinary Shares"......................     The   Company's    15,000    authorized
                                            ordinary  shares,   par  value  $1  per
                                            share of which 10 have been issued.
"Outstanding Principal Balance"........     With  respect  to any of the  Notes  at
                                            any  time,  the  outstanding  principal
                                            balance  as of the  Closing  Date  less
                                            all amounts  distributed  to the holder
                                            thereof  and   allocable  to  principal
                                            thereon on previous Payment Dates.
"Payment Date".........................     The  15th  day of each  month  (or,  if
                                            such  day is not a  Business  Day,  the
                                            next succeeding Business Day).
"PCAOB"................................     The  U.S.  Public  Company   Accounting
                                            Oversight Board.
"Prior Debt"...........................     The Old Notes and the Old SM Loan.
"Prospectus"...........................     The prospectus  related to the Class A,
                                            Class  B,  Class C and  Class D  Notes,
                                            dated January 27, 1997.
"Reference Agency Agreement"...........     The Reference Agency  Agreement,  dated
                                            as  of  the  Closing  Date,  among  the
                                            Company,   the  Cash  Manager  and  the
                                            Reference Agent.
"Reference Agent"......................     Deutsche  Bank Trust  Company  Americas
                                            (f/k/a Bankers Trust Company).
"Required Sale Provision"..............     Shall  have the  meaning  set  forth on
                                            page 8.
"RPK"..................................     Revenue Passenger Kilometers.
"Sale Offer"...........................     Shall  have the  meaning  set  forth in
                                            the Deed of Charge.
"SARS".................................     Severe Acute Respiratory Syndrome.
"Security Trustee".....................     Deutsche    Trustee   Company   Limited
                                            (f/k/a    Bankers    Trustee    Company
                                            Limited).
"Senior Trust Notes"...................     The Class A, Class B and Class C Notes.
"Servicer".............................     Babcock  &  Brown  or  any  replacement
                                            servicer  appointed in accordance  with
                                            the terms of the Servicing Agreement.
"Servicing Agreement"..................     The  Servicing  Agreement,  dated as of
                                            the Closing  Date,  between the Company
                                            and  Babcock & Brown  pursuant to which
                                            Babcock & Brown  provides,  among other
                                            things,   certain  management  services
                                            with  respect to the leases and certain
                                            sales  and  marketing  and   re-leasing
                                            services  with  respect to the aircraft
                                            to the Company.
"SFAS 144".............................     Shall  have the  meaning  set  forth on
                                            page 17.
"Skynet"...............................     Skynet Airlines Ltd.
"Stage 3 Aircraft".....................     An  aircraft  type  that  holds  or  is
                                            capable of holding a noise  certificate
                                            issued  under  Chapter  3 of  Volume 1,
                                            Part  II of  Annex  16 of  the  Chicago
                                            Convention  or has been shown to comply
                                            with  Stage 3 Noise  Levels  set out in
                                            Section  36.5 of  Appendix C of Part 36
                                            of the United States  Federal  Aviation
                                            Regulations.
"Transaero"............................     Transaero Airlines.
"Travel Service".......................     Travel Service a.s.
"Trustee"..............................     Deutsche  Bank Trust  Company  Americas
                                            (f/k/a Bankers Trust Company).
"Trust Note Sales Goals"...............     The  Company   must  approve  for  sale
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
                                            Deed of  Charge).  On or after the date
                                            that is  eight  years  and  six  months
                                            following   the   Closing   Date,   the
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
                                            Notes.
"U.S. GAAP"............................     Generally      accepted      accounting
                                            principles  applicable  in  the  United
                                            States.
"WFC"..................................     Whirlpool Financial Corporation.
"WFC Aircraft".........................     The  Boeing  767-300ER   aircraft  with
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

                                    AIRCRAFT LEASE PORTFOLIO
                                    SECURITISATION 92-1 LIMITED

                                    By:  /s/ Frederick W. Bradley, Jr.
                                         Name:  Frederick W. Bradley, Jr.
                                         Title:   Chairman of the Board
Dated: October 1, 2004

                              Index to Exhibits
Exhibit No.      Description

8.               List of subsidiaries.

31.              Rule 15d-14(a) Certification.

32.              Section 1350 Certification

                                                                     EXHIBIT 8

                             LIST OF SUBSIDIARIES

      1.....Carotene Limited - incorporated in Ireland.

      2.....ALPS 92-1 UK Limited - incorporated in England and Wales.

      3.....ALPS 92-1 France SARL - incorporated in France.

                                                                    EXHIBIT 31

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

      (4)   I am  responsible  for  establishing  and  maintaining  disclosure
            controls  and   procedures   (as  defined  in  Exchange  Act  Rule
            15d-15(e)) for the Company and I have:

            (a)   designed  such  disclosure   controls  and  procedures,   or
                  caused  such  disclosure   controls  and  procedures  to  be
                  designed  under my  supervision,  to  ensure  that  material
                  information   relating  to  the   Company,   including   its
                  consolidated  subsidiaries,  is made  known to the  Board of
                  Directors of the Company by others  within  those  entities, particularly  during the period in which this annual  report is being prepared;

            (b)   Reserved.

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

                                          Date:  October 1, 2004

                                          By:   /s/ Frederick W. Bradley, Jr.
                                                Frederick W. Bradley, Jr.
                                                Chairman of the Board (1)

--------
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

                                                                    EXHIBIT 32

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

                                          Date:  October 1, 2004

                                          By:   /s/ Frederick W. Bradley, Jr.
                                                Frederick W. Bradley, Jr.
                                                Chairman of the Board(1)

--------
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